16004929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The Republic of Argentina
Exact name of registrant as specified in charter

0000914021
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2015)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

S-____________________
(Series identifiers(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2015
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 23rd day of September 2016.

THE REPUBLIC OF ARGENTINA

By: /S/ LUIS A. CAPUTO
Name: Luis A. Caputo
Title: Secretary of Finance of the Ministry of the Treasury of the Republic of Argentina

EXHIBIT C TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA

Date of end of last fiscal year: December 31, 2015

EXHIBIT INDEX

Item	Description
Exhibit A:	None.
Exhibit B:	None.
Exhibit C:	Law No. 27.198 dated October 28, 2015, as amended.
Exhibit D:	Description of the Republic of Argentina dated September 23, 2016.*
Exhibit E:	Debt Tables as of December 31, 2015.*

*Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

PRESUPUESTO

Ley 27198

Apruébase el Presupuesto General de la Administración Nacional para el Ejercicio 2016.

Sancionada: Octubre 28 de 2015

Promulgada: Noviembre 03 de 2015

El Senado y Cámara de Diputados de la Nación Argentina reunidos en Congreso, etc. sancionan con fuerza de

Ley:

TÍTULO I

DISPOSICIONES GENERALES

CAPÍTULO I

DEL PRESUPUESTO DE GASTOS Y RECURSOS DE LA ADMINISTRACIÓN NACIONAL

ARTÍCULO 1° — Fíjase en la suma de pesos un billón quinientos sesenta y nueve mil cuatrocientos doce millones noventa y un mil novecientos cincuenta y uno ($ 1.569.412.091.951) el total de los gastos corrientes y de capital del Presupuesto General de la Administración Nacional para el Ejercicio 2016, con destino a las finalidades que se indican a continuación, y analíticamente en las planillas números 1, 2, 3, 4, 5, 6 y 7 anexas al presente artículo.

FINALIDAD	GASTOS CORRIENTES	GASTOS DE CAPITAL	TOTAL
Administración Gubernamental	63.935.318.913	24.130.567.376	88.065.886.289
Servicios de Defensa y Seguridad	92.975.734.791	3.902.505.942	96.878.240.733
Servicios Sociales	934.685.797.000	69.637.155.728	1.004.322.952.728
Servicios Económicos	199.802.161.489	76.208.975.712	276.011.137.201
Deuda Pública	104.133.875.000	-	104.133.875.000
TOTAL	1.395.532.887.193	173.879.204.758	1.569.412.091.951

ARTÍCULO 2° — Estímase en la suma de pesos un billón cuatrocientos setenta y un mil setecientos diecisiete millones novecientos diecinueve mil doscientos ochenta y uno ($ 1.471.717.919.281) el cálculo de Recursos Corrientes y de Capital de la Administración Nacional de acuerdo con el resumen que se indica a continuación y el detalle que figura en la planilla anexa 8 al presente artículo.

Recursos Corrientes	1.469.434.186.709
Recursos de Capital	2.283.732.572
TOTAL:	1.471.717.919.281

ARTÍCULO 3° — Fíjanse en la suma de pesos doscientos noventa y tres mil ochenta y tres millones doscientos veinticinco mil novecientos cincuenta y cuatro ($ 293.083.225.954) los importes correspondientes a los gastos figurativos para transacciones corrientes y de capital de la administración nacional, quedando en consecuencia establecido el financiamiento por contribuciones figurativas de la administración nacional en la misma suma, según el detalle que figura en las planillas anexas números 9 y 10 que forman parte del presente artículo.

ARTÍCULO 4° — Como consecuencia de lo establecido en los artículos 1°, 2° y 3°, el resultado financiero deficitario queda estimado en la suma de pesos noventa y siete mil seiscientos noventa y cuatro millones ciento setenta y dos mil seiscientos setenta ($ 97.694.172.670). Asimismo se indican a continuación las fuentes de financiamiento y las aplicaciones financieras que se detallan en las planillas números 11, 12, 13, 14 y 15 anexas al presente artículo:

Fuentes de Financiamiento	978.914.829.032
– Disminución de la Inversión Financiera	10.441.084.332
– Endeudamiento Público e Incremento de otros pasivos	968.473.744.700
Aplicaciones Financieras	881.220.656.362
– Inversión Financiera	160.188.282.399
– Amortización de Deuda y Disminución de otros pasivos	721.032.373.963

Fíjase en la suma de pesos cinco mil ciento cuarenta y un millones doscientos cuarenta y ocho mil ($ 5.141.248.000) el importe correspondiente a gastos figurativos para aplicaciones financieras de la administración nacional, quedando en consecuencia establecido el financiamiento por contribuciones figurativas para aplicaciones financieras de la administración nacional en la misma suma.

ARTÍCULO 5° — El jefe de Gabinete de Ministros, a través de decisión administrativa, distribuirá los créditos de la presente ley como mínimo a nivel de las partidas limitativas que se establezcan en la citada decisión y en las aperturas programáticas o categorías equivalentes que estime pertinentes.

Asimismo en dicho acto el jefe de Gabinete de Ministros podrá determinar las facultades para disponer reestructuraciones presupuestarias en el marco de las competencias asignadas por la Ley de Ministerios (texto ordenado por decreto 438/92) y sus modificaciones.

ARTÍCULO 6° — No se podrán aprobar incrementos en los cargos y horas de cátedra que excedan los totales fijados en las planillas anexas al presente artículo para cada jurisdicción, organismo descentralizado e institución de la seguridad social. Exceptúase de dicha limitación a las transferencias de cargos entre jurisdicciones y/u organismos descentralizados y a los cargos correspondientes a las autoridades superiores del Poder Ejecutivo nacional. Quedan también exceptuados los cargos correspondientes a las funciones ejecutivas del convenio colectivo de trabajo sectorial del personal del Sistema Nacional de Empleo Público (SI.N.E.P.), homologado por el decreto 2.098 de fecha 3 de diciembre de 2008, las ampliaciones y reestructuraciones de cargos originadas en el cumplimiento de sentencias judiciales firmes y en reclamos administrativos dictaminados favorablemente, los regímenes que determinen incorporaciones de agentes que completen cursos de capacitación específicos correspondientes a las Fuerzas Armadas y de Seguridad, incluido el Servicio Penitenciario Federal, del Servicio Exterior de la Nación, del Cuerpo de Guardaparques Nacionales, de la Carrera de Investigador Científico-Tecnológico, de la Comisión

Nacional de Energía Atómica, y del Régimen para el Personal de Investigación y Desarrollo de las Fuerzas Armadas. Asimismo exceptúase de la limitación para aprobar incrementos en los cargos y horas de cátedra que excedan los totales fijados en las planillas anexas al presente artículo al Hospital Nacional "Profesor Alejandro Posadas", al Tribunal de Tasaciones de la Nación, a la Autoridad Federal de Tecnologías de la Información y las Comunicaciones (AFTIC), a la Junta de Investigación de Accidentes de Aviación Civil y al Ministerio de Planificación Federal, Inversión Pública y Servicios con relación al Sistema Argentino de Televisión Digital Terrestre.

Autorízase al jefe de Gabinete de Ministros a exceptuar de las limitaciones establecidas en el presente artículo, a los cargos correspondientes a las jurisdicciones y entidades cuyas estructuras organizativas hayan sido aprobadas durante los años 2014 y 2015.

ARTÍCULO 7° — Salvo decisión fundada del jefe de Gabinete de Ministros, las jurisdicciones y entidades de la administración nacional no podrán cubrir los cargos vacantes financiados existentes a la fecha de sanción de la presente ley, ni los que se produzcan con posterioridad. Las decisiones administrativas que se dicten en tal sentido tendrán vigencia durante el presente ejercicio fiscal y el siguiente para los casos en que las vacantes descongeladas no hayan podido ser cubiertas.

Quedan exceptuados de lo previsto precedentemente los cargos correspondientes a las autoridades superiores de la administración pública nacional, al personal científico y técnico de los organismos indicados en el inciso a) del artículo 14 de la ley 25.467, al régimen establecido por la decisión administrativa 609 de fecha 1° de agosto de 2014, los correspondientes a los funcionarios del cuerpo permanente activo del Servicio Exterior de la Nación, los cargos del Hospital Nacional "Profesor Alejandro Posadas", de la Autoridad Regulatoria Nuclear, del Tribunal de Tasaciones de la Nación, de la Autoridad Federal de Tecnologías de la Información y las Comunicaciones (AFTIC), de la Junta de Investigación de Accidentes de Aviación Civil y los de las jurisdicciones y entidades cuyas estructuras organizativas hayan sido aprobadas durante los años 2014 y 2015, así como los del personal de las fuerzas armadas y de seguridad, incluido el Servicio Penitenciario Federal, por reemplazos de agentes pasados a situación de retiro y jubilación o dados de baja durante el presente ejercicio.

ARTÍCULO 8° — Autorízase al jefe de Gabinete de Ministros, previa intervención del Ministerio de Economía y Finanzas Públicas, a introducir ampliaciones en los créditos presupuestarios aprobados por la presente ley y a establecer su distribución en la medida en que las mismas sean financiadas con incremento de fuentes de financiamiento originadas en préstamos de organismos financieros internacionales de los que la Nación forme parte y los originados en acuerdos bilaterales país-país y los provenientes de la autorización conferida por el artículo 34 de la presente ley, con la condición de que su monto se compense con la disminución de otros créditos presupuestarios financiados con Fuentes de Financiamiento 15 —Crédito Interno y 22 — Crédito Externo.

ARTÍCULO 9° — El jefe de Gabinete de Ministros, previa intervención del Ministerio de Economía y Finanzas Públicas, podrá disponer ampliaciones en los créditos presupuestarios de la administración central, de los organismos descentralizados e instituciones de la seguridad social, y su correspondiente distribución, financiados con incremento de los recursos con afectación específica, recursos propios, transferencias de entes del sector público nacional, donaciones y los remanentes de ejercicios anteriores que por ley tengan destino específico.

ARTÍCULO 10. — Las facultades otorgadas por la presente ley al jefe de Gabinete de Ministros podrán ser asumidas por el Poder Ejecutivo nacional, en su carácter de responsable político de la administración general del país y en función de lo dispuesto por el inciso 10 del artículo 99 de la Constitución Nacional.

CAPÍTULO II

DE LAS NORMAS SOBRE GASTOS

ARTÍCULO 11. — Autorízase, de conformidad con lo dispuesto en el artículo 15 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional, 24.156 y sus modificaciones, la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el ejercicio financiero 2016 de acuerdo con el detalle obrante en la planilla anexa al presente artículo.

Facúltase al Jefe de Gabinete de Ministros a efectuar al momento de cumplimentar el artículo 5° de la presente ley y dentro de las limitaciones dispuestas por el artículo 37 de la ley 24.156 y modificatorias, las reestructuraciones necesarias a fin de incorporar las asignaciones dispuestas en la planilla anexa II adjunta al presente artículo.

ARTÍCULO 12. — Fíjase como crédito para financiar los gastos de funcionamiento, inversión y programas especiales de las universidades nacionales la suma de pesos cincuenta y un mil novecientos cuarenta y seis millones setecientos noventa y seis mil ($ 51.946.796.000), de acuerdo con el detalle de la planilla anexa al presente artículo.

Facúltase al jefe de Gabinete de Ministros a incorporar créditos, en forma adicional a lo dispuesto en el presente artículo, por la suma de pesos cuatrocientos millones ($ 400.000.000), destinados a financiar los gastos de funcionamiento, inversión y programas especiales de las universidades nacionales, la suma de pesos mil quinientos millones ($ 1.500.000.000) destinados a financiar planes específicos para el apoyo a carreras y acciones universitarias en áreas estratégicas prioritarias para el desarrollo nacional, la suma de pesos trescientos millones ($ 300.000.000) destinados a financiar la ampliación de la infraestructura y evolución derivada del aumento de matriculados en universidades y la suma de pesos mil millones ($ 1.000.000.000), destinados a hospitales universitarios.

Asimismo se autoriza al Jefe de Gabinete de Ministros a asignar la suma de pesos sesenta millones ($ 60.000.000) a la Facultad de Odontología, dependiente de la Universidad Nacional de Buenos Aires, a fin de concluir las obras de ampliación, y la suma de pesos veinticinco millones ($ 25.000.000), destinados al financiamiento de la Entidad 804 - Comisión Nacional de Evaluación y Acreditación Universitaria (CONEAU) en la medida que el incremento de su actividad así lo justifique.

Las universidades nacionales deberán presentar ante la Secretaría de Políticas Universitarias del Ministerio de Educación, la información necesaria para asignar, ejecutar y evaluar los recursos que se le transfieran por todo concepto. El citado ministerio podrá interrumpir las transferencias de fondos en caso de incumplimiento en el envío de dicha información, en tiempo y forma.

ARTÍCULO 13. — Apruébanse para el presente ejercicio, de acuerdo con el detalle obrante en la planilla anexa a este artículo, los flujos financieros y el uso de los fondos fiduciarios integrados total o mayoritariamente por bienes y/o fondos del Estado nacional, en cumplimiento de lo establecido por el artículo 2°, inciso a), de la ley 25.152. El jefe de Gabinete de Ministros deberá presentar informes trimestrales a ambas Cámaras del Honorable Congreso de la Nación sobre el flujo y uso de los fondos fiduciarios, detallando en su caso las transferencias realizadas y las obras ejecutadas y/o programadas.

ARTÍCULO 14. — Asígnase durante el presente ejercicio la suma de pesos dos mil seiscientos seis millones trescientos noventa y nueve mil ($ 2.606.399.000) como contribución destinada al Fondo Nacional de Empleo (FNE) para la atención de programas de empleo del Ministerio de Trabajo, Empleo y Seguridad Social.

ARTÍCULO 15. — El Estado nacional toma a su cargo las obligaciones generadas en el Mercado Eléctrico Mayorista (MEM) por aplicación de la resolución 06 de fecha 8 de setiembre de 2003 de la Secretaría de Energía, correspondientes a las acreencias de Nucleoeléctrica Argentina Sociedad Anónima (NASA), de la Entidad Binacional Yacyretá, de las regalías a las provincias de Corrientes y Misiones por la generación de la Entidad Binacional Yacyretá y a los excedentes generados por el Complejo Hidroeléctrico de Salto Grande, estos últimos en el marco de las leyes 24.954 y 25.671, por las transacciones económicas realizadas hasta el 31 de diciembre de 2016.

ARTÍCULO 16. — Asígnase al Fondo Nacional para el Enriquecimiento y la Conservación de los Bosques Nativos, en virtud de lo establecido por el artículo 31 de la ley 26.331, un monto de pesos doscientos cuarenta y seis millones quinientos setenta y ocho mil ochocientos noventa y tres ($ 246.578.893); para el Programa Nacional de Protección de los Bosques Nativos un monto de pesos dieciocho millones cuatrocientos treinta mil ciento siete ($ 18.430.107); a la jurisdicción 01 - Programa 27 con destino a la Comisión Bicameral Especial de Monitoreo e Implementación del nuevo Código Procesal Penal de la Nación (artículo 7° de la ley 27.063), la suma de pesos veinticinco millones ($ 25.000.000) y al Poder Judicial de la Nación, Jurisdicción 5, con destino a la Dirección de Control y Asistencia de Ejecución Penal, la suma de pesos diez millones ($ 10.000.000).

Asimismo, asígnase a Aguas y Saneamientos Argentinos S.A. (AYSA) la suma de pesos mil millones ($ 1.000.000.000), en la medida que la ejecución de obras y la ampliación del número de usuarios así lo justifique; a la Secretaría de Deportes dependiente del Ministerio de Desarrollo Social, Jurisdicción 85, con el fin de financiar la operatoria establecida por la ley 27.098, la suma de pesos trescientos millones ($ 300.000.000); a la Secretaría de Deportes dependiente del Ministerio de Desarrollo Social, Jurisdicción 85 con destino al otorgamiento de becas y asignaciones deportivas, la suma de pesos doscientos millones ($ 200.000.000); al Ministerio de Industria, Jurisdicción 56 - Partida 5.1.9 Automotrices, la suma de pesos doscientos millones ($ 200.000.000); a la Jurisdicción 91 "Obligaciones del Tesoro" destinada al Instituto Nacional de Cine y Artes Visuales (INCAA) la suma de pesos doscientos millones ($ 200.000.000); al Servicio Nacional de Sanidad y Calidad Agroalimentaria (SENASA) Entidad 623 la suma de pesos doscientos cincuenta millones ($ 250.000.000); y la suma de pesos un millón ($ 1.000.000) al Museo del Holocausto Buenos Aires.

Facúltase al Jefe de Gabinete de Ministros, a efectuar, al momento de cumplimentar el artículo 5° de la presente ley y dentro de las limitaciones dispuestas por el artículo 37 de la ley 24.156 y modificatorias, los incrementos y las reestructuraciones presupuestarias necesarias a fin de incorporar los montos establecidos en los párrafos precedentes e incorporar las asignaciones en la planilla anexa al presente artículo.

ARTÍCULO 17. — Autorízase al Poder Ejecutivo nacional a través de la Secretaría de Transporte dependiente del Ministerio del Interior y Transporte de la Nación, a instrumentar los mecanismos correspondientes, a los fines de cubrir las necesidades financieras de las empresas comprendidas en el artículo 17 de la ley 27.008 hasta el 31 de diciembre de 2016.

El monto de las asistencias a realizarse deberá considerarse, como transferencias corrientes y de capital según corresponda, con obligación de rendir cuentas de su aplicación a la Secretaría de Transporte dependiente del Ministerio del Interior y Transporte de la Nación. La Auditoría General de la Nación efectuará las certificaciones sobre las rendiciones de cuentas de los fondos transferidos.

Las empresas comprendidas en el presente artículo se rigen por las normas y principios de derecho privado, y en particular en cuanto a su naturaleza, por los términos del capítulo II, sección V, de la ley 19.550, no siéndoles aplicables legislación o normativa administrativa alguna que reglamente la administración, gestión y/o control de las empresas o entidades en las que el Estado nacional o los Estados provinciales tengan participación.

ARTÍCULO 18. — Establécese que los recursos destinados al Fondo Nacional de Incentivo Docente y al Programa Nacional de Compensación Salarial Docente no serán inferiores a los fondos asignados en la ley 27.008. El Poder Ejecutivo nacional determinará los mecanismos de distribución que permitan asegurar el cumplimiento de los objetivos y metas de la ley 26.206, de Educación Nacional.

ARTÍCULO 19. — Establécese la vigencia para el ejercicio fiscal 2016 del artículo 7° de la ley 26.075, en concordancia con lo dispuesto en el artículo 9° de la ley 26.206, asegurando el reparto automático de los recursos a los municipios para cubrir gastos estrictamente ligados a la finalidad y función educación.

CAPÍTULO III

DE LAS NORMAS SOBRE RECURSOS

ARTÍCULO 20. — Dispónese el ingreso como contribución al Tesoro nacional de la suma de pesos un mil setecientos noventa y cinco millones seiscientos setenta y dos mil ($1.795.672.000) de acuerdo con la distribución indicada en la planilla anexa al presente artículo. El jefe de Gabinete de Ministros establecerá el cronograma de pagos.

ARTÍCULO 21. — Fíjase en la suma de pesos ciento setenta y un millones ochocientos veintidós mil ochenta ($ 171.822.080) el monto de la tasa regulatoria según lo establecido por el primer párrafo del artículo 26 de la ley 24.804, ley nacional de la actividad nuclear.

ARTÍCULO 22. — Prorrógase para el ejercicio 2016 lo dispuesto en el artículo 22 de la ley 27.008.

ARTÍCULO 23. — Exímese del impuesto sobre los combustibles líquidos y el gas natural, previsto en el título III de la ley 23.966 (t.o. 1998) y sus modificatorias; del impuesto sobre el gas oil establecido por la ley 26.028 y de todo otro tributo específico que en el futuro se imponga a dicho combustible, a las importaciones de gas oil y diesel oil y su venta en el mercado interno, realizadas durante el año 2016, destinadas a compensar los picos de demanda de tales combustibles, incluyendo las necesidades para el mercado de generación eléctrica.

La exención dispuesta en el párrafo anterior será procedente mientras la paridad promedio mensual de importación de gas oil o diésel oil sin impuestos, a excepción del impuesto al valor agregado, no resulte inferior al precio de salida de refinería de esos bienes.

Autorízase a importar bajo el presente régimen, para el año 2016, el volumen de siete millones de metros cúbicos (7.000.000 m3), los que pueden ser ampliados en hasta un veinte por ciento (20%), conforme la evaluación de su necesidad realizada en forma conjunta por la Secretaría de Hacienda, dependiente del Ministerio de Economía y Finanzas Públicas y la Secretaría de Energía, dependiente del Ministerio de Planificación Federal, Inversión Pública y Servicios.

El Poder Ejecutivo nacional, a través de la Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas, dependiente del Ministerio de Economía y Finanzas Públicas, distribuirá el cupo de acuerdo a la reglamentación que dicte al respecto, debiendo remitir al Honorable Congreso de la Nación, en forma trimestral, el informe pertinente que deberá contener indicación de los volúmenes autorizados por empresa; evolución de los precios de mercado y condiciones de suministro e informe sobre el cumplimiento de la resolución 1.679 de fecha 23 de diciembre de 2004 de la Secretaría de Energía.

En los aspectos no reglados por el presente régimen, serán de aplicación supletoria y complementaria las disposiciones de la ley 26.022.

ARTÍCULO 24. — Exímese del impuesto sobre los combustibles líquidos y el gas natural, previsto en el título III de la ley 23.966 (t.o. 1998) y sus modificatorias, y de todo otro tributo específico que en el futuro se imponga a dicho combustible, a las importaciones de naftas grado dos y/o grado tres de acuerdo a las necesidades del mercado y conforme a las especificaciones normadas por la resolución de la Secretaría de Energía 1.283 de fecha 6 de septiembre de 2006 y sus modificatorias y su venta en el mercado interno, realizadas durante el año 2016 destinadas a compensar las diferencias entre la capacidad instalada de elaboración de naftas respecto de la demanda total de las mismas.

La exención dispuesta en el párrafo anterior será procedente mientras la paridad promedio mensual de importación de naftas sin impuestos, a excepción del impuesto al valor agregado, no resulte inferior al precio de salida de refinería de esos bienes.

Autorízase a importar bajo el presente régimen para el año 2016, el volumen de un millón de metros cúbicos (1.000.000 m3), los que pueden ser ampliados en hasta un veinte por ciento (20%), conforme la evaluación de su necesidad realizada en forma conjunta por la Secretaría de Hacienda, dependiente del Ministerio de Economía y Finanzas Públicas y la Secretaría de Energía, dependiente del Ministerio de Planificación Federal, Inversión Pública y Servicios.

El Poder Ejecutivo nacional, a través de la Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas, dependiente del Ministerio de Economía y Finanzas Públicas, distribuirá el cupo de acuerdo a la reglamentación que dicte al respecto, debiendo remitir al Honorable Congreso de la Nación, en forma trimestral, el informe pertinente que deberá contener indicación de los volúmenes autorizados por empresa; evolución de los precios de mercado y condiciones de suministro.

Los sujetos pasivos comprendidos en la ley 23.966 que realicen las importaciones de naftas para su posterior venta exenta en los términos de los párrafos precedentes, deberán cumplir con los requisitos que establezca la reglamentación sobre los controles a instrumentar para dicha operatoria por parte de la Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas.

A los fines de las disposiciones mencionadas se entenderá por nafta al combustible definido como tal en el artículo 4° del anexo al decreto 74 de fecha 22 de enero de 1998 y sus modificatorias, reglamentario del impuesto sobre los combustibles líquidos y el gas natural.

ARTÍCULO 25. — Los recursos previstos en el artículo 8° de la ley 23.548, con destino a la Ciudad Autónoma de Buenos Aires y a la provincia de Tierra del Fuego, Antártida e Islas del Atlántico Sur, dada su naturaleza y destino, deberán ser registrados en la contabilidad general de la nación sin afectar el presupuesto de la administración nacional, en concordancia con lo establecido en el artículo 3°, de la ley 25.917 y su decreto reglamentario 1.731, de fecha 7 de diciembre de 2004 y no serán considerados en la base de cálculo para la determinación de los porcentajes establecidos por el artículo 2°, de la ley 23.853, el artículo 39, de la ley 27.148 y el artículo 65, de la ley 27.149.

CAPÍTULO IV

DE LOS CUPOS FISCALES

ARTÍCULO 26. — Fíjase el cupo anual al que se refiere el artículo 3°, de la ley 22.317 y el artículo 7°, de la ley 25.872, en la suma de pesos trescientos cincuenta y dos millones ($ 352.000.000), de acuerdo con el siguiente detalle:

a) Pesos sesenta millones ($ 60.000.000) para el Instituto Nacional de Educación Tecnológica;

b) Pesos ochenta millones ($ 80.000.000) para la Secretaría de la Pequeña y Mediana Empresa y Desarrollo Regional;

c) Pesos doce millones ($ 12.000.000) para la Secretaría de la Pequeña y Mediana Empresa y Desarrollo Regional, inciso d) del artículo 5° de la ley 25.872;

d) Pesos doscientos millones ($ 200.000.000) para el Ministerio de Trabajo, Empleo y Seguridad Social.

Déjase establecido que el monto del crédito fiscal a que se refiere la ley 22.317 será administrado por el Instituto Nacional de Educación Tecnológica, en el ámbito del Ministerio de Educación.

ARTÍCULO 27. — Fíjase el cupo anual establecido en el artículo 9°, inciso b), de la ley 23.877 en la suma de pesos ciento veinte millones ($ 120.000.000). La autoridad de aplicación de la ley 23.877 distribuirá el cupo asignado para la operatoria establecida con el objeto de contribuir a la financiación de los costos de ejecución de proyectos de investigación y desarrollo en las áreas prioritarias de acuerdo con el decreto 270 de fecha 11 de marzo de 1998 y para financiar proyectos en el marco del Programa de Fomento a la Inversión de Capital de Riesgo en Empresas de las Áreas de Ciencia, Tecnología e Innovación Productiva, según lo establecido por el decreto 1.207 de fecha 12 de setiembre de 2006.

CAPÍTULO V

DE LA CANCELACIÓN DE DEUDAS DE ORIGEN PREVISIONAL

ARTÍCULO 28. — Establécese como límite máximo la suma de PESOS CATORCE MIL CUATROCIENTOS OCHENTA MILLONES ($ 14.480.000.000) destinada al pago de deudas previsionales reconocidas en sede judicial, administrativa y aquellas deudas previsionales establecidas en los acuerdos transaccionales celebrados en el marco de la Ley N° 27.260, de acuerdo a lo estipulado en el Artículo 7° incisos a) y b) de la misma ley como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del Sistema Integrado Previsional Argentino a cargo de la ADMINISTRACIÓN NACIONAL DE LA SEGURIDAD SOCIAL, organismo descentralizado en el ámbito del MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL.

(Artículo sustituido por art. 5° del Decreto N° 975/2016 B.O. 2/9/2016.)

ARTÍCULO 29. — Autorízase al jefe de Gabinete de Ministros, previa intervención del Ministerio de Economía y Finanzas Públicas, a ampliar el límite establecido en el artículo 28 de la presente ley para la cancelación de deudas previsionales reconocidas en sede judicial y administrativa como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del Sistema Integrado Previsional Argentino a cargo de la Administración Nacional de la Seguridad Social, en la medida que el cumplimiento de dichas obligaciones así lo requiera. Autorízase al Jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

ARTÍCULO 30. — Establécese como límite máximo la suma de PESOS UN MIL NOVECIENTOS ONCE MILLONES CIENTO CINCUENTA Y SIETE MIL ($ 1.911.157.000) destinada al pago de deudas previsionales reconocidas en sede judicial por la parte que corresponda abonar en efectivo por todo concepto, como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las Fuerzas Armadas y Fuerzas de Seguridad, incluido el Servicio Penitenciario Federal, de acuerdo con el siguiente detalle:

Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares	979.197.000
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	793.960.000
Servicio Penitenciario Federal	50.000.000
Gendarmería Nacional	70.000.000
Prefectura Naval Argentina	18.000.000

Autorízase al Jefe de Gabinete de Ministros a ampliar el límite establecido en el presente artículo para la cancelación de deudas provisionales, reconocidas en sede judicial y administrativa como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las Fuerzas Armadas y Fuerzas de Seguridad, incluido el Servicio Penitenciario Federal, cuando el cumplimiento de dichas obligaciones así lo requiera. Autorízase al Jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

(Artículo sustituido por art. 6° del Decreto N° 975/2016 B.O. 2/9/2016.)

ARTÍCULO 31. — Los organismos a que se refiere el artículo 30 de la presente ley deberán observar, para la cancelación de las deudas previsionales, el orden de prelación estricto que a continuación se detalla:

a) Sentencias notificadas en períodos fiscales anteriores y aún pendientes de pago;

b) Sentencias notificadas en el año 2016.

En el primer caso, se dará prioridad a los beneficiarios de mayor edad. Agotadas las sentencias notificadas en períodos anteriores al año 2016, se atenderán aquellas incluidas en el inciso b), respetando estrictamente el orden cronológico de notificación de las sentencias definitivas.

CAPÍTULO VI

DE LAS JUBILACIONES Y PENSIONES

ARTÍCULO 32. — Establécese, a partir de la fecha de vigencia de la presente ley, que la participación del Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares, referida en los artículos 18 y 19 de la ley 22.919, no podrá ser inferior al cuarenta y seis por ciento (46 %) del costo de los haberes remunerativos de retiro, indemnizatorios y de pensión de los beneficiarios.

ARTÍCULO 33. — Prorróganse por diez (10) años a partir de sus respectivos vencimientos las pensiones otorgadas en virtud de la ley 13.337 que hubieran caducado o caduquen durante el presente ejercicio.

Prorróganse por diez (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por la ley 26.078.

Las pensiones graciables prorrogadas por la presente ley, las que se otorgaren y las que hubieran sido prorrogadas por las leyes 23.990, 24.061, 24.191, 24.307, 24.447, 24.624, 24.764, 24.938, 25.064, 25.237, 25.401, 25.500, 25.565, 25.725, 25.827, 25.967, 26.078, 26.198, 26.337, 26.422 y 26.546, prorrogada en los términos del decreto 2.053, de fecha 22 de diciembre de 2010, y complementada por el decreto 2.054, del 22 de diciembre de 2010, por la ley 26.728, por la ley 26.784, por la ley 26.895 y por la ley 27.008 deberán cumplir con las condiciones indicadas a continuación:

a) No ser el beneficiario titular de un bien inmueble cuya valuación fiscal fuere equivalente o superior a pesos cien mil ($ 100.000);

b) No tener vínculo hasta el cuarto grado de consanguinidad o segundo de afinidad con el legislador solicitante;

c) No podrán superar en forma individual o acumulativa la suma equivalente a una (1) jubilación mínima del Sistema Integrado Previsional Argentino y serán compatibles con cualquier otro ingreso siempre que la suma total de estos últimos no supere dos (2) jubilaciones mínimas del referido Sistema.

En los supuestos en que los beneficiarios sean menores de edad, con excepción de quienes tengan capacidades diferentes, las incompatibilidades serán evaluadas en relación a sus padres, cuando ambos convivan con el menor. En caso de padres separados de hecho o judicialmente, divorciados o que hayan incurrido en abandono del hogar, las incompatibilidades sólo serán evaluadas en relación al progenitor que cohabite con el beneficiario.

En todos los casos de prórrogas aludidos en el presente artículo, la autoridad de aplicación deberá mantener la continuidad de los beneficios hasta tanto se comprueben fehacientemente las incompatibilidades mencionadas. En ningún caso, se procederá a suspender los pagos de las prestaciones sin previa notificación o intimación para cumplir con los requisitos formales que fueren necesarios.

Las pensiones graciables que hayan sido dadas de baja por cualquiera de las causales de incompatibilidad serán rehabilitadas una vez cesados los motivos que hubieran dado lugar a su extinción, siempre que las citadas incompatibilidades dejaren de existir dentro del plazo establecido en la ley que las otorgó.

CAPÍTULO VII

DE LAS OPERACIONES DE CRÉDITO PÚBLICO

ARTÍCULO 34. — Autorízase, de conformidad con lo dispuesto por el artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional, 24.156, y sus modificaciones, a los entes que se mencionan en la Planilla Anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida planilla.

Los importes indicados en la misma corresponden a valores efectivos de colocación. El uso de esta autorización deberá ser informado de manera fehaciente y detallada a ambas cámaras del Honorable Congreso de la Nación, dentro del plazo de treinta (30) días de efectivizada la operación de crédito público.

El Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central.

El Ministerio de Economía y Finanzas Públicas podrá efectuar modificaciones a las características detalladas en la mencionada planilla a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el segundo párrafo.

ARTÍCULO 35. — Autorízase al Poder Ejecutivo nacional, a través del Ministerio de Economía y Finanzas Públicas, a integrar el Fondo del Desendeudamiento Argentino, creado por el decreto 298 de fecha 1° de marzo de 2010, por hasta la suma de dólares estadounidenses seis mil quinientos veinticinco millones (u$s 6.525.000.000).

Los recursos que conformen el Fondo del Desendeudamiento Argentino se destinarán, en la medida que ello disminuya el costo financiero por ahorro en el pago de intereses, a la cancelación de servicios de la deuda pública con tenedores privados correspondientes al ejercicio fiscal 2016 y, en caso de resultar un excedente y siempre que tengan efecto monetario neutro, a financiar gastos de capital.

A tales fines, autorízase al Ministerio de Economía y Finanzas Públicas a colocar, con imputación a la planilla anexa al artículo 34 de la presente ley, al Banco Central de la República Argentina, una o más letras intransferibles, denominadas en dólares estadounidenses, amortizables íntegramente al vencimiento, con un plazo de amortización de diez (10) años, que devengarán una tasa de interés igual a la que devenguen las reservas internacionales del Banco Central de la República Argentina por el mismo período, hasta un máximo de la tasa Libor anual, menos un (1) punto porcentual y cuyos intereses se cancelarán semestralmente.

Los referidos instrumentos podrán ser integrados exclusivamente con reservas de libre disponibilidad; se considerarán comprendidos en las previsiones del artículo 33 de la Carta Orgánica del Banco Central de la República Argentina, y no se encuentran alcanzados por la prohibición de los artículos 19, inciso a), y 20 de la misma.

El Ministerio de Economía y Finanzas Públicas deberá informar periódicamente a la comisión bicameral creada por el artículo 6° del decreto 298, de fecha 1° de marzo de 2010, el uso de los recursos que componen el Fondo del Desendeudamiento Argentino.

ARTÍCULO 36. — Fíjase en la suma de pesos sesenta mil millones ($ 60.000.000.000) y en la suma de pesos treinta y cinco mil millones ($ 35.000.000.000) los montos máximos de autorización a la Tesorería General de la Nación dependiente de la Subsecretaría de Presupuesto de la Secretaría de Hacienda del Ministerio de Economía y Finanzas Públicas y a la Administración Nacional de la Seguridad Social (ANSES), respectivamente, para hacer uso transitoriamente del crédito a corto plazo a que se refieren los artículos 82 y 83 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156 y sus modificaciones.

ARTÍCULO 37. — Facúltase a la Secretaría de Hacienda del Ministerio de Economía y Finanzas Públicas a la emisión y colocación de Letras del Tesoro a plazos que no excedan el ejercicio financiero hasta alcanzar un importe en circulación del valor nominal de pesos diecinueve mil millones ($ 19.000.000.000), o su equivalente en otras monedas, a los efectos de ser utilizadas como garantía por las adquisiciones de combustibles líquidos y gaseosos, la importación de energía eléctrica, la adquisición de aeronaves, así como también de componentes extranjeros y bienes de capital de proyectos y obras públicas nacionales, realizadas o a realizarse.

Dichos instrumentos podrán ser emitidos en la moneda que requiera la constitución de las citadas garantías, rigiéndose la emisión, colocación, liquidación y registro de las mismas, por lo dispuesto en el artículo 82 del anexo al decreto 1.344, de fecha 4 de octubre de 2007. En forma previa a la emisión de las mismas, deberá estar comprometida la partida presupuestaria asignada a los gastos garantizados.

Facúltase a la Secretaría de Hacienda del Ministerio de Economía y Finanzas Públicas a disponer la aplicación de las citadas partidas presupuestarias a favor del Estado nacional, ante la eventual realización de las garantías emitidas en virtud del presente artículo, y asimismo, a dictar las normas aclaratorias, complementarias y de procedimiento relacionadas con las facultades otorgadas en el mismo.

ARTÍCULO 38. — Facúltase al Poder Ejecutivo nacional, a través del Ministerio de Economía y Finanzas Públicas, a realizar operaciones de crédito público adicionales a las autorizadas por el artículo 34 de la presente ley, cuyo detalle figura en la planilla anexa al presente artículo, hasta un monto máximo de dólares estadounidenses cincuenta y cuatro mil quinientos treinta y ocho millones (u$s 54.538.000.000) o su equivalente en otras monedas.

El Poder Ejecutivo nacional, a través del Ministerio de Economía y Finanzas Públicas, determinará de acuerdo con las ofertas de financiamiento que se verifiquen y hasta el monto señalado, la asignación del financiamiento entre las inversiones señaladas y solicitará al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera su instrumentación.

El uso de esta autorización deberá ser informado de manera fehaciente y detallada, dentro del plazo de treinta (30) días de efectivizada la operación de crédito público, a ambas cámaras del Honorable Congreso de la Nación.

Facúltase al jefe de Gabinete de Ministros, previa intervención del Ministerio de Economía y Finanzas Públicas, a reasignar, en la medida que las condiciones económico-financieras lo requieran los montos determinados, entre los proyectos listados en el anexo del presente artículo, sin sobrepasar el monto máximo global.

Facúltase al jefe de Gabinete de Ministros, en la medida en que se perfeccionen las operaciones de crédito aludidas, a realizar las ampliaciones presupuestarias correspondientes a fin de posibilitar la ejecución de las mismas.

ARTÍCULO 39. — Mantiénese durante el ejercicio 2016 la suspensión dispuesta en el artículo 1° del decreto 493, de fecha 20 de abril de 2004.

ARTÍCULO 40. — Autorízase al Poder Ejecutivo nacional, a través del Ministerio de Economía y Finanzas Públicas, a realizar operaciones de crédito público, cuando las mismas excedan el Ejercicio 2016, por los montos, especificaciones, período y destino de financiamiento detallados en la planilla anexa al presente artículo.

El Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central, siempre que las mismas hayan sido incluidas en la Ley de Presupuesto del ejercicio respectivo.

ARTÍCULO 41. — Mantiénese el diferimiento de los pagos de los servicios de la deuda pública del Gobierno Nacional dispuesto en el artículo 44, de la ley 27.008, hasta la finalización del proceso de reestructuración de la totalidad de la deuda pública contraída originalmente con anterioridad al 31 de diciembre de 2001, o en virtud de normas dictadas antes de esa fecha.

ARTÍCULO 42. — Autorízase al Poder Ejecutivo nacional, a través del Ministerio de Hacienda y Finanzas Públicas, a proseguir con la normalización de los servicios de la deuda pública referida en el artículo 41 de la presente ley, en los términos del artículo 65 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156, y sus modificaciones o de la Ley de Normalización de la Deuda Pública y de Recuperación del Crédito, quedando facultado el Poder Ejecutivo nacional para continuar con las negociaciones y realizar todos aquellos actos necesarios para su conclusión.

El Ministerio de Hacienda y Finanzas Públicas informará trimestralmente al Honorable Congreso de la Nación, el avance de las tratativas y los acuerdos a los que se arribe durante el proceso de negociación.

Dicho informe deberá incorporar una base de datos actualizada en la que se identifiquen los acuerdos alcanzados, los procesos judiciales o arbitrales terminados, los montos de capital y los montos cancelados o a cancelar en cada acuerdo y el nivel de ejecución de la autorización del nivel de endeudamiento que se otorga a través del artículo 7° de la Ley de Normalización de la Deuda Pública y de Recuperación del Crédito.

Además, deberán acompañarse copias certificadas de los acuerdos alcanzados, así como su traducción al idioma español en caso de corresponder.

Con igual periodicidad, el Ministerio de Hacienda y Finanzas Públicas deberá informar el avance de la gestión tendiente a la normalización del servicio de los títulos públicos emitidos en el marco de la reestructuración de la deuda pública dispuesta por los decretos 1.735/2004 y 563/2010.

Los pronunciamientos judiciales firmes, emitidos contra las disposiciones de la ley 25.561, el decreto 471 de fecha 8 de marzo de 2002, y sus normas complementarias, recaídos sobre dichos títulos, están incluidos en el diferimiento indicado en el artículo 41 de la presente ley.

(Artículo sustituido por art. 3° de la Ley N° 27.249 B.O. 1/4/2016. Vigencia: a partir de la fecha de su publicación en el Boletín Oficial.)

ARTÍCULO 43. — Facúltase al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera del Sector Público Nacional a realizar operaciones de crédito público adicionales a las autorizadas en el artículo 34 de la presente ley, con el fin de disponer un aporte de capital a favor del Fondo Fiduciario del Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar (Pro.Cre.Ar. Bicentenario) por un importe de pesos quince mil millones ($ 15.000.000.000), mediante la emisión de Letras del Tesoro a dos (2) años de plazo, en los términos y condiciones que fije el Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera del Sector Público Nacional.

Facúltase al Jefe de Gabinete de Ministros, en la medida en que se perfeccione el uso de la presente autorización, a realizar las ampliaciones presupuestarias correspondientes a fin de posibilitar la ejecución de las mismas.

ARTÍCULO 44. — Autorízase al Poder Ejecutivo nacional, a través del Ministerio de Economía y Finanzas Públicas, a otorgar avales, fianzas o garantías de cualquier naturaleza a efectos de garantizar las obligaciones destinadas al financiamiento de las obras de infraestructura y/o equipamiento cuyo detalle figura en la Planilla Anexa al presente artículo y hasta el monto máximo global de dólares estadounidenses cincuenta y un mil setecientos dieciocho millones (u$s 51.718.000.000), o su equivalente en otras monedas, más los montos necesarios para afrontar el pago de intereses y demás accesorios.

El Poder Ejecutivo nacional a través del Ministerio de Economía y Finanzas Públicas, solicitará al Órgano Coordinador de los Sistemas de Administración Financiera el otorgamiento de los avales, fianzas o garantías correspondientes, los que serán endosables en forma total o parcial e incluirán un monto equivalente al capital de la deuda garantizada con más el monto necesario para asegurar el pago de los intereses correspondientes y demás accesorios.

Facúltase al jefe de Gabinete de Ministros, previa intervención del Ministerio de Economía y Finanzas Públicas, a reasignar, en la medida que las condiciones económico-financieras lo requieran los montos determinados, entre los proyectos listados en el anexo del presente artículo, sin sobrepasar el monto máximo global.

ARTÍCULO 45. — Facúltase al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera a otorgar avales del Tesoro nacional por las operaciones de crédito público de acuerdo con el detalle obrante en la planilla anexa al presente artículo, y por los montos máximos determinados en la misma o su equivalente en otras monedas, más los montos necesarios para afrontar el pago de intereses y demás accesorios debidamente cuantificados.

ARTÍCULO 46. — Dentro del monto autorizado para la Jurisdicción 90 - Servicio de la Deuda Pública, se incluye la suma de pesos treinta millones ($ 30.000.000) destinada a la atención de las deudas referidas en los incisos b) y c) del artículo 7° de la ley 23.982.

ARTÍCULO 47. — Fíjase en pesos ocho mil seiscientos millones ($ 8.600.000.000) el importe máximo de colocación de bonos de consolidación y de bonos de consolidación de deudas previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el artículo 2°, inciso f) de la ley 25.152, las alcanzadas por el decreto 1.318, de fecha 6 de noviembre de 1998 y las referidas en el artículo 127, de la ley 11.672 - Complementaria Permanente de Presupuesto (t.o. 2014) por los montos que en cada caso se indican en la planilla anexa al presente artículo. Los importes indicados en la misma corresponden a valores efectivos de colocación.

El Ministerio de Economía y Finanzas Públicas podrá realizar modificaciones dentro del monto total fijado en este artículo.

ARTÍCULO 48. — Sustitúyese el artículo 68 de la ley 11.672 - Complementaria Permanente de Presupuesto (t.o. 2014) por el siguiente:

Artículo 68: Las obligaciones consolidadas en los términos de las leyes 23.982, 25.344, 25.565 y 25.725, y aquellas cuya cancelación deba hacerse efectiva en virtud de toda otra norma que así lo indique, con los instrumentos previstos en dichas leyes, serán atendidas con Bonos de Consolidación Octava Serie.

Las obligaciones comprendidas en las leyes 24.043, 24.411, 25.192, 25.471, 26.572, 26.690, 26.700, 27.133 y 27.139 serán canceladas con Bonos de Consolidación Octava Serie.

La prórroga dispuesta en el artículo 46, de la ley 25.565, y la dispuesta en los artículos 38 y 58 de la ley 25.725, resulta aplicable exclusivamente a las obligaciones vencidas o de causa o título posterior al 31 de diciembre de 1999, y anterior al 1° de enero de 2002 o al 1° de septiembre de 2002, según lo que en cada caso corresponda. Hasta el 31 de diciembre de 1999, las obligaciones a las que se refiere el artículo 13 de la ley 25.344, continuarán rigiéndose por las leyes y normas reglamentarias correspondientes. En todos los casos, los intereses a liquidarse judicialmente se calcularán únicamente hasta la fecha de corte, establecida en el 1° de abril de 1991 para las obligaciones comprendidas en la ley 23.982, en el 1° de enero de 2000, para las obligaciones comprendidas en la ley 25.344, y en el 1° de enero de 2002 o el 1° de septiembre de 2002, para las obligaciones comprendidas en la prórroga dispuesta por las leyes 25.565 y 25.725.

ARTÍCULO 49. — Los pagos de las obligaciones alcanzadas por la consolidación dispuesta por las leyes 23.982, 25.344, 25.565 y 25.725 cuyos acreedores hubieran optado por cobrar las mismas en efectivo y sus correspondientes formularios de requerimiento de pago hubieran ingresado a la Oficina Nacional de Crédito Público dependiente de la Subsecretaría de Financiamiento de la Secretaría de Finanzas del Ministerio de Economía y Finanzas Públicas con anterioridad al 31 de diciembre de 2015, serán atendidos con cargo a la autorización contenida en el artículo 46 de la presente ley.

ARTÍCULO 50. — Sustitúyese el artículo 179 de la ley 11.672 Complementaria Permanente de la Ley de Presupuesto (t.o. 2014), el que quedará redactado de la siguiente manera:

Artículo 179: Los pedidos de informes o requerimientos judiciales respecto al plazo en que se cumplirá cualquier obligación alcanzada por la consolidación dispuesta por las leyes 23.982, 25.344, 25.565 y 25.725 serán respondidos por el Poder Ejecutivo nacional, o cualquiera de las personas jurídicas o entes alcanzados por el artículo 2° de la ley 23.982, indicando que se propondrá al Honorable Congreso de la Nación que asigne anualmente los recursos necesarios para hacer frente al pasivo consolidado en el plazo de amortización de los instrumentos mencionados en el inciso b), del artículo 67, de la ley 11.672 (t.o. 2014), de modo que pueda estimarse provisionalmente el plazo que demandará su atención. Derógase el artículo 9° de la ley 23.982.

ARTÍCULO 51. — Facúltase al Ministerio de Economía y Finanzas Públicas a establecer las condiciones financieras de reembolso de las deudas de las provincias con el gobierno nacional resultantes de la reestructuración que llevó a cabo el Estado nacional con los representantes de los países acreedores nucleados en el Club de París para la refinanciación de las deudas con atrasos de la República Argentina.

Facúltase al Ministerio de Economía y Finanzas Públicas a suscribir con las provincias involucradas los convenios bilaterales correspondientes.

ARTÍCULO 52. — *(Artículo derogado por art. 1° del Decreto N° 211/2015 B.O. 23/12/2015. Vigencia: a partir del día de su publicación en el Boletín Oficial.)*

CAPÍTULO VIII

DE LAS RELACIONES CON LAS PROVINCIAS

ARTÍCULO 53. — Fíjanse los importes a remitir en forma mensual y consecutiva, durante el presente ejercicio, en concepto de pago de las obligaciones generadas por el artículo 11 del Acuerdo Nación - Provincias, sobre Relación Financiera y Bases de un Régimen de Coparticipación Federal de Impuestos, celebrado entre el Estado nacional, los Estados provinciales y la Ciudad Autónoma de Buenos Aires el 27 de febrero de 2002, ratificado por la ley 25.570, destinados a las provincias que no participan de la reprogramación de la deuda prevista en el artículo 8° del citado acuerdo, las que se determinan seguidamente: provincia de La Pampa, pesos tres millones trescientos sesenta y nueve mil cien ($ 3.369.100); provincia de Santa Cruz, pesos tres millones trescientos ochenta mil ($ 3.380.000); provincia de Santiago del Estero, pesos seis millones setecientos noventa y cinco mil ($ 6.795.000); provincia de Santa Fe, pesos catorce millones novecientos setenta mil cien ($ 14.970.100) y provincia de San Luis, pesos cuatro millones treinta y un mil trescientos ($ 4.031.300).

ARTÍCULO 54. — Prorróganse para el ejercicio 2016 las disposiciones contenidas en los artículos 1° y 2° de la ley 26.530. Invítase a las provincias a adherir a esta prórroga.

ARTÍCULO 55. — Prorrógase hasta el 31 de diciembre de 2016 el plazo máximo establecido en el artículo 3° de la ley 25.917.

CAPÍTULO IX

OTRAS DISPOSICIONES

ARTÍCULO 56. — Dáse por prorrogado todo plazo establecido oportunamente por la Jefatura de Gabinete de Ministros para la liquidación o disolución definitiva de todo ente, organismo, instituto, sociedad o empresa del Estado que se encuentre en proceso de liquidación de acuerdo con los decretos 2.148, de fecha 19 de octubre de 1993, y 1.836, de fecha 14 de octubre de 1994, y cuya prórroga hubiera sido establecida por decisión administrativa.

Establécese como fecha límite para la liquidación definitiva de los entes en proceso de liquidación mencionados en el párrafo anterior el 31 de diciembre de 2016 o hasta que se produzca la liquidación definitiva de los procesos liquidatorios de los entes alcanzados en la presente prórroga, por medio de la resolución del Ministerio de Economía y Finanzas Públicas que así lo disponga, lo que ocurra primero.

ARTÍCULO 57. — Ratifícase el decreto 1.423 de fecha 24 de julio de 2015.

RTÍCULO 58. — Sustitúyese el artículo 81 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional, 24.156, y sus modificaciones, por el siguiente:

Artículo 81: Los órganos de los tres poderes del Estado y la autoridad superior de cada una de las entidades descentralizadas que conformen la Administración Nacional, podrán autorizar el funcionamiento de fondos rotatorios, fondos rotatorios internos y/o cajas chicas, con el régimen y los límites que establezcan en sus respectivas reglamentaciones.

Los gastos que se realicen a través del régimen de fondos rotatorios, fondos rotatorios internos y/o cajas chicas o similares, quedan excluidos del Régimen de Contrataciones de la Administración Nacional.

A estos efectos, las tesorerías correspondientes podrán entregar los fondos necesarios con carácter de anticipo, formulando el cargo correspondiente a sus receptores.

ARTÍCULO 59. — Autorízase a iniciar el proceso de contratación de las obras de infraestructura hidroeléctrica denominadas "Chihuido I", "Portezuelo del Viento", "Los Blancos", "Punta Negra" y "Potrero del Clavillo". Asimismo, autorízase al jefe de Gabinete de Ministros a efectuar las medidas necesarias que en materia de presupuesto correspondan, a efectos de comprometer la ejecución de los mencionados proyectos así como su inclusión en los ejercicios siguientes hasta su finalización.

ARTÍCULO 60. — Extiéndense los plazos previstos en los artículos 2° y 5° de la ley 26.360 y su modificación ley 26.728, para la realización de inversiones en obras de infraestructura, hasta el 31 de diciembre de 2016, inclusive.

Se entenderá que existe principio efectivo de ejecución cuando se hayan realizado erogaciones de fondos asociados al proyecto de inversión entre el 1° de octubre de 2010 y el 31 de octubre de 2016, ambas fechas inclusive, por un monto no inferior al quince por ciento (15%) de la inversión prevista, aun cuando las obras hayan sido iniciadas entre el 1° de octubre de 2007 y el 30 de septiembre de 2015.

ARTÍCULO 61. — **P**rorrógase el plazo establecido en el artículo 63 de la ley 27.008 hasta el 31 de diciembre de 2017.

ARTÍCULO 62. — Las disposiciones prorrogadas por el artículo precedente también serán de aplicación a las importaciones para consumo de bienes de capital y sus componentes, que se realicen como consecuencia de contratos vigentes celebrados con la sociedad Agua y

Saneamientos Argentinos Sociedad Anónima (AySA S.A.) (CUIT 30-70956507-5) para ser destinados únicamente a los proyectos y obras enumerados en dicho artículo con las limitaciones allí previstas.

Las operaciones alcanzadas por este beneficio quedarán sujetas a los controles correspondientes.

ARTÍCULO 63. — Dispónese la afectación a favor del Ministerio de Cultura de los recursos provenientes de los cánones y otros ingresos provenientes de las concesiones y permisos de los restaurantes y bufet que funcionan dentro del Centro Cultural Kirchner, a fin de que se destinen a gastos relacionados con la agenda cultural de dicho Centro.

ARTÍCULO 64. — Prorrógase para el ejercicio 2016 lo dispuesto en el artículo 66 de la ley 27.008.

ARTÍCULO 65. — Autorízase, de conformidad con lo dispuesto en el artículo 15 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional, 24.156, y sus modificaciones, la contratación de las obras que se indican en el párrafo siguiente, cuyo plazo de ejecución exceda el ejercicio financiero 2016, en el ámbito del Ministerio de Relaciones Exteriores y Culto.

En el proyecto 34 Mejoramiento Integral de la Cuenca del Río Bermejo la obra 51 Componente 1 - Recuperación y Desarrollo Áreas de Riego y Drenaje de manantiales y del Río Bermejo por un monto de dólares estadounidenses veinte millones quinientos setenta y cuatro mil (u$s 20.574.000) y la obra 52 Componente 2 - Manejo integrado de derrames del Río Bermejo y Alimentación del Estero Bellaco-Etapa I por un monto de dólares estadounidenses veintiún millones ciento nueve mil (u$s 21.109.000). En el Proyecto 39 Remodelación Embajada y Residencia en Washington - Etapa II, la obra de igual denominación por un monto de dólares estadounidenses tres millones quinientos mil (u$s 3.500.000). Dicho monto incluye el presupuesto anual de la obra por la suma de dólares estadounidenses dos millones novecientos sesenta y cuatro mil (u$s 2.964.000) y una variación del veinte por ciento (20 %).

ARTÍCULO 66. — Sustitúyese el artículo 180 de la ley 11.672 - Complementaria Permanente de Presupuesto (t.o. 2014), por el siguiente:

Artículo 180: Facúltase al Ministerio de Relaciones Exteriores y Culto a firmar contratos de locación de inmuebles y para la ejecución de sus actividades institucionales que contengan cláusulas que apliquen la normativa local que se sometan a la Jurisdicción del Estado receptor, que incorporen las garantías de cumplimiento de contratos y los remedios para el caso de incumplimiento o que supongan el pago por el Estado argentino de impuestos cuando estas sean habituales conforme uso y costumbres de plaza del país receptor cuando así lo requieran las condiciones del mercado local.

ARTÍCULO 67. — Facúltase al jefe de Gabinete de Ministros para que en uso de las atribuciones conferidas por el artículo 37, de la ley 24.156, efectúe las reestructuraciones presupuestarias necesarias a los efectos de asignar la suma de pesos treinta millones ($ 30.000.000) a favor de la Universidad Tecnológica Nacional destinado a la puesta en funcionamiento del Laboratorio de Estudios Ambientales sito en la ciudad de San Nicolás de los Arroyos, provincia de Buenos Aires, y la suma de pesos ciento cincuenta millones ($ 150.000.000) a favor de la Agencia Nacional de Laboratorios Públicos, creada por la ley 27.113 como organismo descentralizado en la órbita del Ministerio de Salud. Exceptúase a la Agencia Nacional de Laboratorios Públicos de las limitaciones dispuestas por los artículos 6° y 7° de la presente ley.

Asimismo facultase al jefe de Gabinete de Ministros para que en uso de las atribuciones conferidas por el artículo 37 de la ley 24.156, efectúe las reestructuraciones presupuestarias que resulten necesarias. *(Párrafo sustituido por art. 7° del Decreto N° 257/2015 B.O. 29/12/2015)*

ARTÍCULO 68. — Declárase de interés público el Plan Nacional de Medicina Nuclear que tendrá como objeto la inclusión social a nivel federal incorporando tecnologías de alta calidad al sistema de salud pública.

ARTÍCULO 69. — Facúltase al Jefe de Gabinete de Ministros para que en uso de las atribuciones conferidas por el artículo 37 de la ley 24.156, efectúe las reestructuraciones presupuestarias necesarias a efectos de asignar las sumas necesarias para financiar los gastos derivados del cumplimiento de las disposiciones de la ley 27.120 - Elección de Parlamentarios del MERCOSUR.

CAPÍTULO X

DE LA LEY COMPLEMENTARIA PERMANENTE DE PRESUPUESTO

ARTÍCULO 70. — Incorpóranse a la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) los artículos 25 y 63 de la presente ley.

TÍTULO II

PRESUPUESTO DE GASTOS Y RECURSOS DE LA ADMINISTRACIÓN CENTRAL

ARTÍCULO 71. — Téngase por debidamente cumplidos tanto en su percepción como en su utilización los subsidios y becas otorgados por la Jurisdicción 01 Programa 17 que fueran dispuestos por las leyes 26.784, 26.895 y 27.008.

ARTÍCULO 72. — Detállanse en las planillas resumen números 1, 2, 3, 4, 5, 6, 7, 8 y 9, anexas al presente título, los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a la administración central.

TÍTULO III

PRESUPUESTO DE GASTOS Y RECURSOS DE ORGANISMOS DESCENTRALIZADOS E INSTITUCIONES DE LA SEGURIDAD SOCIAL

ARTÍCULO 73. — Detállanse en las planillas resumen números 1A, 2A, 3A, 4A, 5A, 6A, 7A, 8A y 9A anexas al presente título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a los organismos descentralizados.

ARTÍCULO 74. — Detállanse en las planillas resumen números 1B, 2B, 3B, 4B, 5B, 6B, 7B, 8B y 9B anexas al presente título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a las instituciones de la seguridad social.

ARTÍCULO 75. — Comuníquese al Poder Ejecutivo nacional.

DADA EN LA SALA DE SESIONES DEL CONGRESO ARGENTINO, EN BUENOS AIRES, A LOS VEINTIOCHO DIAS DEL MES DE OCTUBRE DEL AÑO DOS MIL QUINCE.

— REGISTRADA BAJO EL N° 27198 —

AMADO BOUDOU. — JULIÁN A. DOMÍNGUEZ. — Juan H. Estrada. — Lucas Chedrese.

NOTA: El/los Anexo/s que integra/n este(a) Ley se publican en la edición web del BORA — www.boletinoficial.gob.ar— y también podrán ser consultados en la Sede Central de esta Dirección Nacional (Suipacha 767 - Ciudad Autónoma de Buenos Aires).

*(**Nota Infoleg:** Los anexos referenciados en la presente norma han sido extraídos de la edición web de Boletín Oficial. Los mismos pueden consultarse en el siguiente link: Anexos)*

*(**Nota Infoleg**: las modificaciones a los Anexo que se hayan publicado en Boletín Oficial pueden consultarse clickeando en el enlace "Esta norma es complementada o modificada por X norma(s).")*


H. SENADO DE LA NACION
FOLIO
39
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

Presidencia

0015-JGM-15
OD 2388

CAPITULO I
Planilla Nº 1
Anexa al Art. 1º

ADMINISTRACION NACIONAL
COMPOSICION DEL GASTO POR FINALIDAD-FUNCION Y POR CARACTER ECONOMICO
(en pesos)

CARACTER ECONOMICO / FINALIDAD-FUNCION	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERS. REAL DIREC.	TRANSF. DE CAPITAL	INVERSION FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
ADMINISTRACION GUBERNAMENTAL	45.929.667.224	9.890.360.345	55.820.227.569	3.758.897	0	7.308.476	8.104.023.971	63.935.318.913	1 316 172.361	19.073.503.015	3 740 892 000	24.130.567.376	88.065.886.289
Legislativa	9.159.663.815	542.157.685	9.701.821.500	0	0	306.000	30.959.000	9.733.086.500	71.326.500	0	0	71.326.500	9.804.413.000
Judicial	22 418.013.634	1.563.575.279	23.981.588.913	0	0	1.072.838	825.102.000	24.807.763.751	391.783.793	0	0	391.783.793	24.999.547.544
Dirección Superior Ejecutiva	4.212.192.250	3.785.381.739	7.997.573.989	126 167	0	520.768	1.916.725.430	9.914.946.354	333.840.936	70 474 620	87.507.000	491.822.556	10.406.768.910
Relaciones Exteriores	4.183.559.006	980.781.139	5.164.340.145	2.017.730	0	0	937.754.394	6.104.112.269	145.749.742	0	3.643.385.000	3.789.134.742	9.893.247.011
Relaciones Interiores	2.968.122.013	2 215.324.153	5.183.446.166	0	0	406.270	2.233.138.147	7.416.990.583	116.175.696	18.860.553.195	10.000.000	18.986.728.891	26.403.719.474
Administración Fiscal	1.020.000.051	498.220.550	1.518.220.601	0	0	3.674.100	2.344.460.000	3.866.374.701	132.825.694	142.475.200	0	275.300.894	4.141.675.595
Control de la Gestión Pública	1.442.201.000	101.168.500	1.543.369.500	465.000	0	1.328.500	676.000	1.545.839.000	22.980.000	0	0	22.980.000	1.568.819.000
Información y Estadística Básicas	526.116.455	203.751.300	729.866.755	1.150.000	0	0	15.189.000	746.205.755	101.490.000	0	0	101.490.000	847.695.755
SERVICIOS DE DEFENSA Y SEGURIDAD	76.568.868.967	15.340.566.778	91.909.235.745	979.937	0	40.111 275	1.025.407.834	92.975.734.791	3.768.786.641	133.719.301	0	3.902.505.942	96.878.240.733
Defensa	26.698.747.488	7.592.245.809	34.290.993.297	913.447	0	1.074.881	57.595.834	34.350.577.459	944.330.050	1.995.301	0	946.325.351	35.296.902.810
Seguridad Interior	41.897.275.150	5.686.018.304	47.583.293.454	38.490	0	38.655.636	883.817.000	48.505.804.580	1.781.784.208	131.724.000	0	1.913.508.208	50 419.312.788
Sistema Penal	4.961.170.932	1.575.993.366	6.537.164.298	0	0	321.171	83.795.000	6.621.280.469	1.026.330.195	0	0	1.026.330.195	7.647.610.664
Inteligencia	3.011.475.397	486.309.299	3.497.784.696	28.000	0	59.587	200.000	3.498.072.283	16.342.188	0	0	16.342.188	3.514.414.471
SERVICIOS SOCIALES	50.523.607.854	32.424.148.869	82.947.756.723	12.167.572	622.448 098 376	17.894.126	229.269.880.103	934.685.797.000	11.796.482.650	48.576.150.078	9 264 543.000	69.637.165.728	1.004.322.952.728
Salud	11.063.192.654	12.723.527.842	23.786.720.496	46.616	0	520.644	36.543.111.509	60.330.309.265	1.513.329.587	1.097.845.008	0	2.611.174.595	62.941.573.860
Promoción y Asistencia Social	3.560.776.198	2.578.547.712	6 139 323 910	0	0	578.250	14.251.686.029	20.391.588.189	353.135.373	2.421.140.884	58 800 000	2.833 076.257	23.224.664.446
Seguridad Social	9.846.367.077	4.350.944.027	14 197.311.904	0	622.448 098 376	1.440.172	78.808.886.754	716.645.737.206	516.128.440	0	0	516.128.440	718.061.865.646
Educación y Cultura	12.812.168.228	7.522.665.662	20.334.833.890	155.000	0	7.832.276	87.111.618.296	107.454.439.461	4.482.179.226	10.175.482.253	4.593.000	14 662.234 479	122.116.673.940
Ciencia y Técnica	11.419.836.050	4.230.429.100	15.650.265.150	10.213.506	0	2.127.785	3.491.259.815	19.153.866.256	3.883.065.671	733.631.000	201.150.000	4.817.846.671	23.971.712.927
Trabajo	1.600.275.178	926.483.532	2.526.758.710	1.752.550	0	5.395.000	5.088.426.700	7.620.334.960	107.474.780	204.496.000	0	311.970.780	7.932.305.740
Vivienda y Urbanismo	95.081.586	33.546.561	128.628.147	0	0	0	366.000	128.994.147	1.082.000	21.621.309.180	9 000 000 000	30.622.391.180	30.751.385.327
Agua Potable y Alcantarillado	125.910.883	58.003.633	183.914.516	0	0	0	3.876.523.000	4.060.437.516	940.087.573	12.322.265.753	0	13.262.333.326	17.322.770.842
SERVICIOS ECONOMICOS	14.929.892.848	7.921.298.889	22.851.191.737	0	0	5.132.506	176.945.837.246	199.802.161.489	29 661 418 426	46.375.057.284	172.500.000	76.208.975 712	276.011.137.201
Energía, Combustibles y Minería	1.015.478.092	747.440.740	1.762.918.832	0	0	97.000	116.058.500.335	117.821.514.167	62.764.356	25.148.915.300	22.500.000	25.234.179.656	143.055.693.825
Comunicaciones	1.126.528.868	1 014 975.382	2.141.504.250	0	0	415.332	2.826.291.622	4.968.211.204	777.535.631	5.443.789.965	0	6.221.325.596	11.189.536.800
Transporte	5.713.727.408	1.470.130.576	7.183.857.984	0	0	2 676 171	48.902.111.096	56.088.645.251	26.357.835.236	11.737.213.918	0	38.095.049.154	94.183.694.405
Ecología y Medio Ambiente	1.033.835.663	686.732.116	1.720.567.779	0	0	293.123	1.116.467.000	2.837.327.902	795.085.074	1.215 148 879	0	2 010.233.953	4.847.561.855
Agricultura	3.118.052.336	1.228.551.720	4.346.604.056	0	0	452.000	3.612.585.000	7.959.641.056	633.820.000	404.492.222	0	1.038.312.222	8.997.953.278
Industria	1.769.789.000	1.229.466.419	2.999.255.419	0	0	1.198.581	1.004.918.000	4.005.372.000	473.690.000	2.382.900.000	150 000 000	3.006.590.000	7.011.962.000
Comercio, Turismo y Otros Servicios	685.551 481	1 410.421.936	2.095.973.417	0	0	299	3.424 174.193	5.520.147.909	547.688.129	42.597.000	0	590.285.129	6 110.433.038
Seguros y Finanzas	466.932.000	133.580.000	600.512.000	0	0	0	790 000	601.302.000	13.000.000	0	0	13.000.000	614.302.000
DEUDA PUBLICA	0	612.845.000	612.845.000	103.521.030.000	0	0	0	104.133.875.000	0	0	0	0	104.133.875.000
Servicio de la Deuda Publica	0	612.845.000	612.845.000	103.521.030.000	0	0	0	104.133.875.000	0	0	0	0	104.133.875.000
TOTAL	187.952.036.893	66 189 219.881	254.141.256.774	103.537.936 506	622.448 098 376	70.446 383	415 335 149.154	1.395.532.887.193	46 542.840 080	114.168 429 678	13.177.935.000	173 879.204.758	1 569 412.091.951


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA



CAPITULO I
Planilla Nº 2
Anexa al Art. 1º (cont.)

ADMINISTRACION NACIONAL
COMPOSICION DEL GASTO POR FINALIDAD-FUNCION Y POR CARACTER INSTITUCIONAL
(en pesos)

CARACTER INSTITUCIONAL / FINALIDAD-FUNCION	ADMINISTRACION CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Transporte	64.862.436.454	29.321.257.951	0	94.183.694.405
Ecologia y Medio Ambiente	3.769.815.376	1.077.746 479	0	4.847.561.855
Agricultura	5.198 846.558	3 799.106.720	0	8.997.953.278
Industria	4.036.223 000	2 975.739.000	0	7.011.962.000
Comercio, Turismo y Otros Servicios	5.477.997.038	632 436.000	0	6.110.433 038
Seguros y Finanzas	25.250.000	589.052 000	0	614.302 000
DEUDA PUBLICA	103 969.738.000	164.137.000	0	104.133.875.000
Servicio de la Deuda Pública	103.969.738.000	164.137.000	0	104.133.875.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL	**815.716.196.704**	**85.025.157.809**	**668.670.737.438**	**1.569.412.091.951**





27 1 98



CAPITULO I
Planilla Nº 3
Anexa al Art. 1º

ADMINISTRACION NACIONAL
COMPOSICION DEL GASTO POR FINALIDAD-FUNCION Y POR JURISDICCION
(en pesos)

JUR SD CCION / F.NALIDAD-FUNCION	Poder Legislativo Nacional	Poder Judicial de la Nación	M n sterio Público	Presidencia de la Nación	Jefatura de Gabinete de Ministros	Ministerio del Interior y Transporte	Ministerio de Relaciones Exteriores y Culto	Ministerio de Justicia y Derechos Humanos	Ministerio de Seguridad	Ministerio de Defensa	Ministerio de Economía y Finanzas Públicas	Ministerio de Industria
ADMINISTRACION GUBERNAMENTAL	11.027.157.000	16 285.240 000	6 478 425 916	2.150 948 235	4 468 562 889	6.908.257 665	6.239 070.011	2.172 406.797	0	0	4 731.722 651	0
Legislativa	9.804.413.000	0	0	0	0	0	0	0	0	0	0	0
Judicial	191.668.000	16 285.240 000	6 478 425 916	0	0	0	0	2.019.212.628	0	0	0	0
Dirección Superior Ejecutiva	0	0	0	1 615 205.236	4.250 106 565	0	0	23.280.512	0	0	2 473 640 473	0
Relaciones Exteriores	0	0	0	0	0	0	6 239 070 011	0	0	0	0	0
Relaciones Interiores	0	0	0	0	0	6 775 055 817	0	129.933 657	0	0	0	0
Administración Fiscal	0	0	0	0	218.456 324	0	0	0	0	0	1.543 582 271	0
Control de la Gestión Pública	1.031 076 000	0	0	535.743.000	0	0	0	0	0	0	0	0
Información y Estadística Básicas	0	0	0	0	0	133.201.848	0	0	0	0	714 493 907	0
SERVICIOS DE DEFENSA Y SEGUR DAD	0	0	0	1 449 954 000	0	706.068.878	0	7.704 073 436	50 833 675 680	36.382.368.739	0	0
Defensa	0	0	0	0	0	0	0	0	0	35.296.902.810	0	0
Seguridad Interior	0	0	0	0	0	706 068 878	0	56 462.772	49 654 681.138	0	0	0
Sistema Penal	0	0	0	0	0	0	0	7.647 610 664	0	0	0	0
Inte gencia	0	0	0	1 449.954 000	0	0	0	0	878.994.542	1 085.465.929	0	0
SERV C OS SOC ALES	1 633 689.114	44.921 000	0	1.112.194.403	2.711.350 435	0	251 845 989	3 333.431.923	23.803.589.346	27.755.238.219	0	1.307 221.000
Salud	601 421 000	0	0	0	0	0	0	0	2.124.126.787	4.069.023.138	0	0
Promoción y Asistencia Social	0	0	0	1.106 275.638	696 718 462	0	0	0	0	.0	0	0
Seguridad Social	0	44 921 000	0	0	0	0	0	3 001.105 776	17.891.063.435	15.963.872.000	0	0
Educación y Cultura	1.032 268 114	0	0	5 918.765	2 014 631.973	0	0	332 326 147	3.988.399.124	6.700.135.336	0	0
Ciencia y Técn ca	0	0	0	0	0	0	251.845 989	0	0	1.022.207.747	0	1 307.221.000
Trabajo	0	0	0	0	0	0	0	0	0	0	0	0
Vivienda y Urbanismo	0	0	0	0	0	0	0	0	0	0	0	0
Agua Potab e y Alcantarillado	0	0	0	0	0	0	0	0	0	0	0	0
SERVICIOS ECONOMICOS	0	0	0	2 824 459 001	2 703 356 376	43 490 831 555	0	0	0	3 646 609 171	19 872.277.725	1 910 678 000
Energía, Combustibles y Miner a	0	0	0	349.232.001	0	0	0	0	0	0	11.507.868 000	0
Comunicaciones	0	0	0	2.475.227.000	0	0	0	0	0	0	0	0
Transporte	0	0	0	0	0	43 490 831 555	0	0	0	1.190 739 171	1 648 568 605	0
Ecologia y Medio Amb ente	0	0	0	0	2.703.356 376	0	0	0	0	0	0	0
Agricultura	0	0	0	0	0	0	0	0	0	0	0	0
Industria	0	0	0	0	0	0	0	0	0	2 455 870 000	2.050.000.000	1.910.678.000
Comercio, Turismo y Otros Servicios	0	0	0	0	0	0	0	0	0	0	3.876.891.120	0
Seguros y Finanzas	0	0	0	0	0	0	0	0	0	0	589 052 000	0
DEUDA PUBLICA	0	0	0	0	0	0	0	0	0	0	0	200.000
Servicio de la Deuda Pub ica	0	0	0	0	0	0	0	0	0	0	0	200.000
TOTAL JURISDICCION	12 860 848 114	16 330.161 000	6 478 426 916	7 537.555 639	9 883 289 700	51.105.158 098	6.490 916 000	13 209 912 158	74.437.265 026	67.784.216.129	24 404 000 378	3.218.099.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL												







CAPITULO I
Planilla Nº 3
Anexa al Art. 1º (cont.)

ADMINISTRACION NACIONAL
COMPOSICION DEL GASTO POR FINALIDAD-FUNCION Y POR JURISDICCION
(en pesos)

FINALIDAD-FUNCION / JURISDICCION	Ministerio de Agricultura, Ganadería y Pesca	Ministerio de Turismo	Ministerio de Planificación Federal, Inversión Pública y Servicios	Ministerio de Educación	Ministerio de Ciencia, Tecnología e Innovación Productiva	Ministerio de Cultura	Ministerio de Trabajo, Empleo y Seguridad Social	Ministerio de Salud	Ministerio de Desarrollo Social	Servicio de la Deuda Pública	Obligaciones a Cargo del Tesoro	Total
ADMINISTRACION GUBERNAMENTAL	1.449 856 637	0	643.130 488	0	0	0	0	0	0	0	25.511.107 000	88 065 886 289
Legislativa	0	0	0	0	0	0	0	0	0	0	0	9.804.413.000
Judicial	0	0	0	0	0	0	0	0	0	0	25 000.000	24.999.547.544
Dirección Superior Ejecutiva	1.449 856 637	0	594.693.488	0	0	0	0	0	0	0	0	10.406.768.910
Relaciones Exteriores	0	0	0	0	0	0	0	0	0	0	3.654.177.000	9.893.247.011
Relaciones Interiores	0	0	0	0	0	0	0	0	0	0	19.498.730.000	26.403.719 474
Administración Fiscal	0	0	46 437.000	0	0	0	0	0	0	0	2.333.200.000	4.141 876 595
Control de la Gestión Pública	0	0	2.000.000	0	0	0	0	0	0	0	0	1.568.819 000
Información y Estadística Básicas	0	0	0	0	0	0	0	0	0	0	0	847.696.756
SERVICIOS DE DEFENSA Y SEGURIDAD	0	0	2.100 000	0	0	0	0	0	0	0	0	96.878.240.733
Defensa	0	0	0	0	0	0	0	0	0	0	0	35.298.902.810
Seguridad Interior	0	0	2.100 000	0	0	0	0	0	0	0	0	50.419.312.788
Sistema Penal	0	0	0	0	0	0	0	0	0	0	0	7.647.610.664
Inteligencia	0	0	0	0	0	0	0	0	0	0	0	3.514.414.471
SERVICIOS SOCIALES	4.374.382 346	62 582.521	41.478.834.899	82.904.045.228	9 928.304.133	3 072 348 982	647.178.902.328	37.213.773.331	90.787 429 790	0	25.370 887.741	1.004.322.952.728
Salud	0	0	569.978.302	330.000.000	0	0	18.439.847.350	36.507.177.285	0	0	0	82.841.573.860
Promoción y Asistencia Social	0	0	1.704.625.364	0	0	0	0	187.193.365	19.629.881.627	0	0	23.224.664.446
Seguridad Social	0	52.786.000	0	0	0	0	608.593.097.372	0	70.715.020.068	0	0	716.081.865.646
Educación y Cultura	0	9.776.521	2 610 032 026	82.093 739 245	0	3 072 348 982	12.213.651.866	0	542 558 100	0	7 503 887.741	122.116.673.940
Ciencia y Técnica	4 374 382 346	0	6 687.043 038	483.305 983	9 928 304 133	0	0	519 402 691	0	0	0	23.971.712.927
Trabajo	0	0	0	0	0	0	7 932 305.740	0	0	0	0	7.932.305.740
Vivienda y Urbanismo	0	0	21.751.386.327	0	0	0	0	0	0	0	9.000.000.000	30.751.385 327
Agua Potable y Alcantarillado	0	0	8.455.770.842	0	0	0	0	0	0	0	8.867.000.000	17.322 770 842
SERVICIOS ECONOMICOS	9 083 802 086	2 902 034 479	119.650.386.838	0	0	0	0	0	0	0	70.146.702.000	276 011.137.201
Energía, Combustibles y Minería	0	0	87.374.393.824	0	0	0	0	0	0	0	43.824.200.000	143.055.693 625
Comunicaciones	0	0	2.784.206.800	0	0	0	0	0	0	0	5.930.103.000	11.189.536.800
Transporte	0	0	28.967.587.074	0	0	0	0	0	0	0	18.885.870.000	94.183.694.405
Ecología y Medio Ambiente	0	1.077.748 479	0	0	0	0	0	0	0	0	1.066.459.000	4.847.561.855
Agricultura	8 751.388 056	0	114.745 222	0	0	0	0	0	0	0	131.820.000	8.997.853.278
Industria	312 414 000	0	0	0	0	0	0	0	0	0	283.000.000	7.011.962.000
Comercio, Turismo y Otros Servicios	0	1.824.288 000	409 453 918	0	0	0	0	0	0	0	0	6.110.433.038
Seguros y Finanzas	0	0	0	0	0	0	0	0	0	0	25 250 000	614.302.000
DEUDA PUBLICA	25 211.000	0	138.186 000	0	0	0	0	640.000	0	103.969.738.000	0	104.133.875.000
Servicio de la Deuda Publica	25.211.000	0	138.186.000	0	0	0	0	640.000	0	103.969.738.000	0	104.133.875.000
TOTAL JURISDICCION	14.913.252.039	2 984.597 000	161.912.638.225	82 904 045.228	9 928 304.133	3 072 348 982	647.178 902 328	37 214 313.331	90.787 429.790	103.969.738.000	121.028 696.741	
TOTAL GASTOS CORRIENTES Y DE CAPITAL												1 569 412 091 951







27 1 98

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
6/.

CAPITULO I
Planilla Nº 4
Anexa al Art. 1º

ADMINISTRACION NACIONAL
COMPOSICION DEL GASTO POR JURISDICCION Y POR CARACTER INSTITUCIONAL
(en pesos)

JURISDICCION / CARACTER INSTITUCIONAL	ADMINISTRACION CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Poder Legislativo Nacional	11.665.792.114	995.054.000	0	12.660.846.114
Poder Judicial de la Nación	16.330.161.000	0	0	16.330.161.000
Ministerio Público	6.478.426.916	0	0	6.478.426.916
Presidencia de la Nación	4.177.353.638	3.360.202.001	0	7.537.555.639
Jefatura de Gabinete de Ministros	9.664.813.376	218.456.324	0	9.883.269.700
Ministerio del Interior y Transporte	43.037.782.070	8.067.376.028	0	51.105.158.098
Ministerio de Relaciones Exteriores y Culto	6.490.916.000	0	0	6.490.916.000
Ministerio de Justicia y Derechos Humanos	12.949.756.906	260.155.250	0	13.209.912.156
Ministerio de Seguridad	61.053.019.026	0	13.384.246.000	74.437.265.026
Ministerio de Defensa	48.890.356.764	2.929.987.365	15.963.872.000	67.784.216.129
Ministerio de Economía y Finanzas Públicas	23.687.036.376	716.964.000	0	24.404.000.376
Ministerio de Industria	1.703.223.000	1.514.876.000	0	3.218.099.000
Ministerio de Agricultura, Ganadería y Pesca	6.402.137.973	8.511.114.066	0	14.913.252.039
Ministerio de Turismo	1.191.852.000	1.772.745.000	0	2.964.597.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	124.473.471.596	37.439.166.629	0	161.912.638.225
Ministerio de Educación	82.643.555.387	260.489.841	0	82.904.045.228
Ministerio de Ciencia, Tecnología e Innovación Productiva	3.043.553.474	6.882.750.659	0	9.926.304.133
Ministerio de Cultura	2.246.130.742	826.218.240	0	3.072.348.982
Ministerio de Trabajo, Empleo y Seguridad Social	7.544.896.900	311.385.990	639.322.619.438	647.178.902.328
Ministerio de Salud	27.480.662.915	9.733.650.416	0	37.214.313.331
Ministerio de Desarrollo Social	89.562.863.790	1.224.566.000	0	90.787.429.790
Servicio de la Deuda Pública	103.969.738.000	0	0	103.969.738.000
Obligaciones a Cargo del Tesoro	121.028.696.741	0	0	121.028.696.741
TOTAL GASTOS CORRIENTES Y DE CAPITAL	**815.716.196.704**	**85.025.157.809**	**668.670.737.438**	**1.569.412.091.951**






H. SENADO DE LA NACIÓN
FOLIO
45
MESA DE ENTRADAS

27 1 98

CAPITULO I
Planilla Nº 5
Anexa al Art. 1º

ADMINISTRACION NACIONAL
COMPOSICION DEL GASTO POR JURISDICCION Y POR CARACTER ECONOMICO
(en pesos)

CARACTER ECONOMICO / JURISDICCION	GASTCS CORRIENTES									GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL		INVERS. REAL DIREC.	TRANSF. DE CAPITAL	INVERSION FINANCIERA	TOTAL	
	REMUN	OTROS G.C.	TOTAL											
Poder Legislativo Nacional	11.833.734.929	665.870.185	12.499.605.114	465 000	0	1.034 500	32.235.000	12 533 339 614		127.506 500	0	0	127.506.500	12.660.846.114
Poder Judicial de la Nación	15.304.649.000	786.245.334	16.090.894.334	0	44 921 000	0	35.000	16 135 850 334		194.310.666	0	0	194.310.666	16.330.161.000
Ministerio Público	6.090.099.916	284.101.301	6 374.201.217	0	0	163 699	119.000	6 374 483 916		103.943.000	0	0	103.943.000	6.478.426.916
Presidencia de la Nación	4.084.965.507	1.669.263.861	5 754.229 368	123.200	0	1.494.350	662.628.422	6.418 475 340		177.913.099	941.167.200	0	1.119.080.299	7.537.555 639
Jefatura de Gabinete de Ministros.	1.750.744.509	4.478.846.440	6.229.590.949	0	0	4.084.100	1.649.011.000	7.782.686.049		635.049.772	1.465.533 879	0	2.100.583.651	9.883.269.700
Ministerio del Interior y Transporte	5.652.402.958	3 051.602.408	8.704.005.366	0	0	685.270	35.501.566.147	44.206.256.783		5.493.463.120	1.395.438.195	10 000 000	6.898.901.315	51.105.158.098
Ministerio de Relaciones Exteriores y Culto	4.341.312.000	1.039.332.674	5.380.644.674	2 017.730	0	2 400	926.962.394	6.309.827.198		181.288.802	0	0	181.288.802	6.490.916.000
Ministerio de Justicia y Derechos Humanos	6 215 471.962	2 105 840 235	8 321.312 197	0	2 976 038 000	1.251.310	796 601 000	12 095 202 507		1.114 709 649	0	0	1.114.709 649	13 209 912.156
Ministerio de Seguridad	48.221.022.200	5.771.807.329	53.992.829.529	38 490	17.570 477.376	40 875 631	920.695.000	72 524 916 026		1.785.625.000	126.724.000	0	1 912 349 000	74.437.265.026
Ministerio de Defensa	38.915.094.975	11.160.212.270	50.075.307.245	1.096.447	15 874 576 000	3 434.878	184.620.549	66.139 035 119		1.637.235.709	7.945.301	0	1 645.181 010	67.784.216.129
Ministerio de Economía y Finanzas Públicas	3 498 805 908	1.913 059 101	5 411 865 009	1.152.907	0	350 000	15.192.360.823	20 605 728.799		1.315.885.957	2.394.876.620	87 507 000	3 798 271.577	24.404.000 376
Ministerio de Industria	754.393.000	317 802.115	1.072.195.115	4.400.000	0	665.885	1.800.822.000	2 678.103.000		37.146.000	352.850.000	150 000 000	539.996.000	3 218.099.000
Ministerio de Agricultura, Ganadería y Pesca	7.593.031.316	1.930 597.317	9 523 628.633	24.913.506	0	709.900	3.972.889.000	13.522.141.039		1.041.364.000	349.747.000	0	1.391.111.000	14.913.252.039
Ministerio de Turismo	915 016.749	1.440.647.004	2 355 663.753	0	52 786 000	293.123	97.222.000	2.505.964.876		452 632.124	6.000.000	0	458 632 124	2 964.597.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	5 595 560 973	3.210.317.737	8 805 878.710	140 390 000	0	3 478.121	72.507.735.837	81.457.482.668		28 207.168 735	54.224.316.822	23 650 000	80 455 155 557	161.912 638.225
Ministerio de Educación	885.569.542	1.571 472 567	2 457.042.109	0	0	4 739 000	73.893.384.156	76 355 165 265		1.514.414.362	5 034 465 601	0	6 548.879 963	82.904.045.228
Ministerio de Ciencia, Tecnología e Innovación Productiva	4.926.825.039	2.105 395 658	7.032.220.697	0	0	0	1.971.333.000	9 003 553 697		551.234.436	171.516 000	200 000 000	922 750 436	9.926.304 133
Ministerio de Cultura	1.293.646.897	1.410.562.000	2.704.208.897	0	0	0	210.069.000	2 914 277 897		102.167.085	51.311.000	4 593 000	158.071 085	3.072.348.982
Ministerio de Trabajo, Empleo y Seguridad Social	11.268.476.999	5.892.694.969	17.161.171.968	1.752 550	515.408 000.000	6.116.172	111.418.606.138	643 993 646 828		2.974.659.500	210.596.000	0	3.185.255 500	647.178.902.328
Ministerio de Salud	5 824 396 559	11.847.650.255	17.672.046.814	586 816	0	838.044	17.746 385 159	35.419.856.833		863.032.299	931.424 399	0	1.794.456.698	37 214 313.331
Ministerio de Desarrollo Social	3 186 815 955	2.677.161.121	5.863.977.076	0	70 521 300.000	210 000	14.144 312 529	90.529.799.605		32.070.265	166 759 920	58 800 000	257.630.185	90.787.429.790
Servicio de la Deuda Pública	0	608.738.000	608 738 000	103 361 000.000	0	0	0	103.969.738.000		0	0	0	0	103.969.738.000
Obligaciones a Cargo del Tesoro	0	50.000.000	50.000.000	0	0	0	62.007.556.000	62.057.556.000		0	46.327.755.741	12 643 385 000	58 971.140 741	121.028.696.741
TOTAL	187 952.036.893	66,189.219.881	254.141.256.774	103.537.936 506	622.448.098 376	70 446 383	415.335.149.154	1.395 832 887.193		46 542 640 080	114.158.429.678	13.177.935 000	173 879 204.758	1.569.412.091.951


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN


H. SENADO DE LA NACION
FOLIO
46
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
8/.

CAPITULO I
Planilla Nº 6
Anexa al Art. 1º

ADMINISTRACION NACIONAL
COMPOSICION DEL GASTO POR JURISDICCION Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL
JURISDICCION	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECIFICA	TRANSF. INTERNAS	CREDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CREDITO EXTERNO	SUBTOTAL	GENERAL
Poder Legislativo Nacional	12.534.756.114	22.000.000	104.090.000	0	0	12.660.846 114	0	0	0	12.660.846 114
Poder Judicial de la Nación	2.229.000.000	0	14 101.161.000	0	0	16.330.161.000	0	0	0	16.330.161.000
Ministerio Público	794.695.970	0	5.673.466.947	9.703 999	0	6 477 866 916	560.000	0	560.000	6.478.426.916
Presidencia de la Nación	4.566.300.639	2.488.107.000	299.530.000	0	0	7.353 937 639	3.637.000	179.981.000	183.618.000	7.537.555.639
Jefatura de Gabinete de Ministros	8.396.188.446	3.360.000	91.294.700	0	0	8 490 843.146	81.813.554	1.310.613.000	1.392.426.554	9.883.269.700
Ministerio del Interior y Transporte	44.119.005.838	3.154.489.604	922.544.406	10 613.000	0	48.206.652.848	0	2.898.505.250	2.898.505.250	51.105.158.098
Ministerio de Relaciones Exteriores y Culto	5.928.744.000	0	491.891.000	0	0	6.420.635.000	2.968.000	67.313.000	70.281.000	6.490.916.000
Ministerio de Justicia y Derechos Humanos	7.832.486.081	620.000	3.219.768.075	2.157.038.000	0	13.209.912.156	0	0	0	13.209.912.156
Ministerio de Seguridad	51.754.821.776	5.069.546.000	9.091.582.250	8.449.947.000	0	74.365.897.026	0	71 368 000	71.368.000	74.437.265.026
Ministerio de Defensa	49.315.945.364	7.605.478.365	1.144.315.400	9.566.681.000	0	67 632 420 129	151.796 000	0	151.796.000	67.784.216.129
Ministerio de Economía y Finanzas Públicas	11.736.651.703	436.472.000	94.237.000	0	11 507.868 000	23 775 228 703	0	628.771.673	628 771 673	24.404.000.376
Ministerio de Industria	2.364.664.000	528.875.000	153.600.000	0	0	3.047.139.000	13.300.000	157.660.000	170.960.000	3.218.099.000
Ministerio de Agricultura, Ganadería y Pesca	6.454.082.319	6.254.910.720	205.519.000	0	0	12.914.512.039	36.800.000	1.961.940.000	1.998.740.000	14.913.252.039
Ministerio de Turismo	726.224.000	855.193.000	962.986.000	130.000	0	2.544.533.000	24.596.000	395.468.000	420.064.000	2.964.597.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	74 161.870.305	956.064.293	2.087.613.067	2.014.516.000	69.421.610 051	148.641.673.716	29.425.437	13 241.539 072	13.270.964.509	161.912.638.225
Ministerio de Educación	82.424.360 228	159.000	33.164.000	0	0	82.457.683.228	0	446.362 000	446.362.000	82.904.045.228
Ministerio de Ciencia, Tecnología e Innovación Productiva	9.171.108.133	7.000.000	198.000	0	0	9.178.306.133	14.000.000	733.998.000	747.998.000	9.926.304.133
Ministerio de Cultura	2.709.259 578	220.023.404	102.539.000	6.780.000	0	3.038.601.982	0	33.747.000	33.747.000	3.072.348.982
Ministerio de Trabajo, Empleo y Seguridad Social	141.989.646.900	501.499.805.428	205.378.000	2.606.399.000	0	646.301.231.328	2.872.000	874.799.000	877.671.000	647.178.902.328
Ministerio de Salud	26.875.715.858	5.363.693.129	7.800.000	2.209.671.000	0	34.456.879 987	6.803.000	2.750.630.344	2.757.433.344	37.214.313.331
Ministerio de Desarrollo Social	18 915.169.790	312.345.000	1.038.615.000	70.521.300.000	0	90.787.429.790	0	0	0	90.787 429.790
Servicio de la Deuda Pública	608.738.000	0	1.344.000.000	0	102.017.000.000	103.969.738.000	0	0	0	103.969.738.000
Obligaciones a Cargo del Tesoro	82.789.493.741	0	0	0	38.000.000.000	120.789.493.741	0	239.203.000	239 203 000	121.028.696.741
TOTAL GASTOS CORRIENTES Y DE CAPITAL	648.398.830.783	534.778.141.943	41.375.292 845	97.552.778 999	220.946.478.051	1.543.051.622 621	368.570.991	25.991.898.339	26.360.469 330	1.569.412.091.951


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
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27 1 98

CAPITULO I
Planilla Nº 7
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR CARACTER ECONOMICO Y POR CARACTER INSTITUCIONAL
(en pesos)

CARACTER ECONOMICO / CARACTER INSTITUCIONAL	ADMINISTRACION CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Gastos Corrientes	679.211.034.417	50.535.370.338	665.786.482.438	1.395.532.887.193
Gastos de Consumo	195.749.246.577	43.490.518.745	14.901.491.452	254.141.256.774
Remuneraciones	146.046.355.750	32.023.059.519	9.882.621.624	187.952.036.893
Bienes y Servicios	49.699.753.281	11.445.638.291	5.018.869.828	66.164.261.400
Impuestos Indirectos	3.137.546	21.820.935	0	24.958.481
Intereses y Otras Rentas de la Propiedad	103.367.186.384	170.750.122	0	103.537.936.506
Intereses	103.361.000.000	160.030.000	0	103.521.030.000
Intereses en Moneda Nacional	59.230.000.000	634.000	0	59.230.634.000
Intereses en Moneda Extranjera	44.131.000.000	159.396.000	0	44.290.396.000
Arrendamiento de Tierras y Terrenos	41.000	150.000	0	191.000
Rentas sobre Bienes Intangibles	6.145.384	10.570.122	0	16.715.506
Prestaciones de la Seguridad Social	77.843.214.000	52.786.000	544.552.098.376	622.448.098.376
Prestaciones de la Seguridad Social	77.843.214.000	52.786.000	544.552.098.376	622.448.098.376
Impuestos Directos	56.562.151	12.469.060	1.415.172	70.446.383
Impuestos Directos	56.562.151	12.469.060	1.415.172	70.446.383
Transferencias Corrientes	302.194.825.305	6.808.846.411	106.331.477.438	415.335.149.154
Al Sector Privado	124.386.593.279	6.423.348.391	102.777.784.439	233.587.726.109
Al Sector Público	176.813.079.765	288.378.166	3.545.292.999	180.646.750.930
Al Sector Externo	995.152.261	97.119.854	8.400.000	1.100.672.115
Gastos de Capital	136.505.162.287	34.489.787.471	2.884.255.000	173.879.204.758
Inversión Real Directa	17.416.353.056	26.248.332.024	2.878.155.000	46.542.840.080
Formación Bruta de Capital Fijo	17.213.513.338	26.040.401.549	2.834.040.600	46.087.955.487
Activos Intangibles	202.839.718	207.930.475	44.114.400	454.884.593
Transferencias de Capital	105.975.417.231	8.176.912.447	6.100.000	114.158.429.678
Al Sector Privado	5.770.454.286	504.407.018	0	6.274.861.304
Al Sector Público	99.824.191.713	7.569.943.429	6.100.000	107.400.235.142
Al Sector Externo	380.771.232	102.562.000	0	483.333.232
Inversión Financiera	13.113.392.000	64.543.000	0	13.177.935.000
Aportes de Capital y Compra de Acciones	12.643.385.000	1.150.000	0	12.644.535.000
Concesión de Préstamos de Corto Plazo	0	4.593.000	0	4.593.000
Concesión de Préstamos de Largo Plazo	470.007.000	58.800.000	0	528.807.000
TOTAL	815.716.196.704	85.025.157.809	668.670.737.438	1.569.412.091.951




27 1 98



H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
10/.

CAPITULO I
Planilla Nº 8
Anexa al Art. 2º

ADMINISTRACION NACIONAL
CALCULO DE RECURSOS POR CARACTER ECONOMICO Y POR CARACTER INSTITUCIONAL
(en pesos)

CARACTER INSTITUCIONAL / CARACTER ECONOMICO	ADMINISTRACION CENTRAL – TESORO NACIONAL	ADMINISTRACION CENTRAL – OTRAS FUENTES F.	ADMINISTRACION CENTRAL – TOTAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Ingresos Corrientes	668 337.969.675	61.744.009.437	750.081.979.112	28 075.298.123	691.276.909 474	1.469.434.186.709
Ingresos Tributarios	613.901.508.037	42.142.636.788	656.044.144.825	6.408.545.256	178.986.800.000	841.439.490.081
Impuestos Directos	156.720.274.117	9.990.735.138	166.711.009.255	293.569 256	96.474.600.000	263.479.078.511
Impuestos Indirectos	457.181.233.920	32.151.901.650	489.333.135.570	6.114.976.000	82.512.300.000	577.960.411.570
Aportes y Contribuciones a la Seguridad Social	0	5.041.747.000	5 041.747.000	7.797.290.208	440.519.851.002	453.358.888.210
Aportes y Contribuciones a la Seguridad Social	0	5.041.747.000	5.041.747.000	7.797.290.208	440.519.851.002	453.358.888.210
Ingresos No Tributarios	4.844.801.709	9.743.079.580	14.587.881.289	11.718.876.264	398 281 940	26.705.039.493
Tasas	358.911.000	3.975.667.110	4.334.578.110	8.668.849.451	0	13.003.427.561
Derechos	73.079.000	204.200.694	277.279.694	2 794.366.077	0	3.071.645.771
Otros No Tributarios	4 412 811.709	5.563.211.776	9.976.023.485	255.660.736	398.281.940	10.629.966.161
Ventas de Bienes y Serv. de las Administraciones Públicas	13.858.000	4.539.450.450	4.553.308.450	2.021.743.500	0	6.575.051.950
Ventas de Bienes y Serv. de las Administraciones Públicas	13.858.000	4.539.450.450	4.553 308 450	2.021.743.500	0	6 575.051.950
Rentas de la Propiedad	68.823.801.929	62.630.000	68.886.431.929	104.532.895	71.371.976.532	140 362 941.356
Intereses	8 721.099.000	2.630.000	8.723.729.000	91.017.895	71.371.976.532	80.186.723.427
Utilidades	60 100.000.000	60.000.000	60.160.000.000	13.515.000	0	60.173.515.000
Arrendamiento de Tierras y Terrenos	2.702.929	0	2 702 929	0	0	2.702.929
Transferencias Corrientes	754.000.000	214.465.619	968 465 619	24.310.000	0	992.775.619
Del Sector Privado	0	270.000	270.000	120.000	0	390.000
Del Sector Público	754.000.000	0	754.000.000	0	0	754.000.000
Del Sector Externo	0	214.195.619	214.195.619	24.190.000	0	238.385.619
Recursos de Capital	1.069.000	254.159.372	255.228.372	2.028.504.200	0	2.283.732.572
Recursos Propios de Capital	1.069.000	50.000	1.119.000	196.200	0	1.315.200
Venta de Activos	1.069.000	50.000	1.119.000	196.200	0	1.315.200
Transferencias de Capital	0	33.195.372	33.195.372	2.018.606.000	0	2.051.801.372
Del Sector Privado	0	0	0	10.000	0	10.000
Del Sector Público	0	1.200.000	1.200.000	2.010.000.000	0	2.011.200.000
Del Sector Externo	0	31.995.372	31.995.372	8.596.000	0	40.591.372
Disminución de la Inversión Financiera	0	220.914.000	220.914.000	9.702.000	0	230.616.000
Recuperación de Prestamos de Corto Plazo	0	0	0	2.125.000	0	2.125.000
Recuperación de Préstamos de Largo Plazo	0	220.914.000	220.914.000	7.577.000	0	228.491.000
TOTAL	688.339.038.675	61.998.168.809	750.337.207.484	30.103.802.323	691.276.909.474	1.471.717.919.281







27 1 98

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
11/.

CAPITULO I
Planilla Nº 9
Anexa al Art. 3º

ADMINISTRACION NACIONAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / ORIGEN JURISDICCION, CARACTER INSTITUCIONAL	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	
Presidencia de la Nación	532.699.000	689.555.001	0	1.222.254.001	0	3.438.000	0	3.438.000	1.225.692.001
Administración Central	0	685.039.001	0	685.039.001	0	3.438.000	0	3.438.000	688.477.001
Organismos Descentralizados	532.699.000	4.516.000	0	537.215.000	0	0	0	0	537.215.000
Jefatura de Gabinete de Ministros	0	202.096.324	0	202.096.324	0	13.000.000	0	13.000.000	215.096.324
Administración Central	0	202.096.324	0	202.096.324	0	13.000.000	0	13.000.000	215.096.324
Ministerio del Interior y Transporte	10.613.000	4.766.688.431	0	4.777.301.431	0	99.421.743	0	99.421.743	4.876.723.174
Administración Central	0	4.766.688.431	0	4.766.688.431	0	99.421.743	0	99.421.743	4.866.110.174
Organismos Descentralizados	10.613.000	0	0	10.613.000	0	0	0	0	10.613.000
Ministerio de Justicia y Derechos Humanos	0	249.074.250	0	249.074.250	0	10.461.000	0	10.461.000	259.535.250
Administración Central	0	249.074.250	0	249.074.250	0	10.461.000	0	10.461.000	259.535.250
Ministerio de Defensa	0	1.684.866.875	0	1.684.866.875	0	38.033.125	0	38.033.125	1.722.900.000
Administración Central	0	1.684.866.875	0	1.684.866.875	0	38.033.125	0	38.033.125	1.722.900.000
Ministerio de Economía y Finanzas Públicas	53.333.000	279.342.000	0	332.675.000	0	1.150.000	0	1.150.000	333.825.000
Administración Central	0	279.342.000	0	279.342.000	0	1.150.000	0	1.150.000	280.492.000
Organismos Descentralizados	53.333.000	0	0	53.333.000	0	0	0	0	53.333.000
Ministerio de Industria	1.474.000	982.216.000	0	983.690.000	0	3.785.000	0	3.785.000	987.475.000
Administración Central	0	982.216.000	0	982.216.000	0	3.785.000	0	3.785.000	986.001.000
Organismos Descentralizados	1.474.000	0	0	1.474.000	0	0	0	0	1.474.000
Ministerio de Agricultura, Ganadería y Pesca	20.000.000	1.657.781.346	0	1.677.781.346	0	233.370.000	0	233.370.000	1.911.151.346
Administración Central	20.000.000	1.657.781.346	0	1.677.781.346	0	233.370.000	0	233.370.000	1.911.151.346
Ministerio de Turismo	12.748.000	708.102.597	0	720.850.597	0	130.043.304	0	130.043.304	850.893.901
Administración Central	0	708.102.597	0	708.102.597	0	130.043.304	0	130.043.304	838.145.901
Organismos Descentralizados	12.748.000	0	0	12.748.000	0	0	0	0	12.748.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	122.242.000	5.671.004.696	0	5.793.246.696	0	27.500.985.640	0	27.500.985.640	33.294.232.336
Administración Central	107.200.000	5.671.004.696	0	5.778.204.696	0	27.500.985.640	0	27.500.985.640	33.279.190.336
Organismos Descentralizados	15.042.000	0	0	15.042.000	0	0	0	0	15.042.000






27 1 98

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
12/.

CAPITULO I
Planilla Nº 9
Anexa al Art. 3º (cont.)

ADMINISTRACION NACIONAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / ORIGEN JURISDICCION, CARACTER INSTITUCIONAL	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	
Ministerio de Educación	0	241.409.841	0	241 409.841	0	18.921.000	0	18.921.000	260.330.841
Administración Central	0	241.409.841	0	241.409.841	0	18.921.000	0	18.921.000	260.330.841
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	6.704.101.659	0	6.704.101.659	0	171.649.000	0	171.649.000	6.875.750.659
Adm n stración Central	0	6.704 101.659	0	6.704.101.659	0	171.649.000	0	171.649.000	6.875.750.659
Ministerio de Cultura	3.496 000	564.137.836	0	567.633.836	0	42.057.000	0	42.057.000	609.690.836
Administración Central	0	564.137.836	0	564.137.836	0	42.057.000	0	42.057.000	606.194.836
Organismos Descentralizados	3.496.000	0	0	3.496.000	0	0	0	0	3 496 000
Ministerio de Trabajo, Empleo y Seguridad Social	77.617.567.999	0	153.652.559.000	231.270.126.999	0	0	2.110.822.000	2.110.822.000	233.380.948 999
Administración Central	0	0	135.772.378.000	135.772 378 000	0	0	2.110.822.000	2.110.822.000	137.883.200.000
Instituciones de Seguridad Social	77.617.567.999	0	17.880.181.000	95.497.748 999	0	0	0	0	95.497.748.999
Ministerio de Salud	28.301.000	4.175 098.488	0	4.203.399.488	0	190 305.799	0	190.305 799	4 393.705 287
Adm nistración Central	0	4.175.098.488	0	4.175.098.488	0	190.305.799	0	190.305.799	4.365.404.287
Organismos Descentralizados	28 301.000	0	0	28.301.000	0	0	0	0	28.301.000
Ministerio de Desarrollo Social	0	854.170.480	0	854.170.480	0	58.050.520	0	58.050.520	912.221.000
Adm nistración Central	0	854.170.480	0	854.170.480	0	58.050.520	0	58 050 520	912.221.000
Obligaciones a Cargo del Tesoro	0	959.074.000	0	959.074.000	0	13.980.000	0	13 980.000	973.054.000
Adm n stración Central	0	959.074.000	0	959.074.000	0	13.980.000	0	13.980.000	973.054.000
TOTAL	78 402 473.999	30.388.719.824	153.652 559 000	262.443.752 823	0	28.528.651.131	2.110.822.000	30.639.473.131	293.083.225.954




27 1 98


H. SENADO DE LA NACION
FOLIO
51
MESA DE ENTRADAS

CAPITULO I
Planilla Nº 10
Anexa al Art. 3º

ADMINISTRACION NACIONAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL
RECEPTOR JURISDICCION, CARACTER INSTITUCIONAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOCIAL	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGAN SM. DESCENTRAL.	DE INSTIT. DE SEG. SOCIAL	SUBTOTAL	GENERAL
Poder Legislativo Nacional	959.074.000	0	0	959 074 000	13.980.000	0	0	13.980.000	973.054.000
Organismos Descentralizados	959.074.000	0	0	959.074.000	13 980.000	0	0	13.980.000	973.054.000
Ministerio Público	0	0	9.703.999	9.703.999	0	0	0	0	9.703.999
Administración Central	0	0	9.703.999	9.703.999	0	0	0	0	9.703 999
Presidencia de la Nación	685.039 001	0	0	685 039 001	3.438.000	0	0	3 438.000	688.477.001
Organismos Descentralizados	685.039.001	0	0	685.039.001	3.438.000	0	0	3.438.000	688.477.001
Jefatura de Gabinete de Ministros	202.096.324	0	0	202.096.324	13.000.000	0	0	13.000.000	215.096.324
Organismos Descentralizados	202.096.324	0	0	202.096.324	13.000.000	0	0	13.000.000	215.096.324
Ministerio del Interior y Transporte	4.766.688 431	10.613.000	0	4.777.301.431	99.421.743	0	0	99 421 743	4.876.723.174
Administración Central	0	10.613.000	0	10.613 000	0	0	0	0	10 613.000
Organismos Descentralizados	4.766.688 431	0	0	4.766.688 431	99.421.743	0	0	99 421.743	4.866 110.174
Ministerio de Justicia y Derechos Humanos	249.074.250	0	2 157.038.000	2.406.112.250	10 461.000	0	0	10 461.000	2.416.573.250
Administración Central	0	0	2.157.038.000	2.157.038.000	0	0	0	0	2.157.038.000
Organismos Descentralizados	249.074 250	0	0	249.074.250	10.461.000	0	0	10 461.000	259.535.250
Ministerio de Seguridad	0	0	8 449.947.000	8.449.947.000	0	0	0	0	8.449.947.000
Administración Central	0	0	135.247.000	135.247.000	0	0	0	0	135.247.000
Instituciones de Seguridad Social	0	0	8.314.700.000	8 314.700.000	0	0	0	0	8.314.700.000
Ministerio de Defensa	1.684 866.875	0	9.565.481.000	11.250.347.875	38 033 125	0	0	38.033.125	11.288.381.000
Instituciones de Seguridad Social	0	0	9.565.481.000	9.565.481.000	0	0	0	0	9.565.481.000
Organismos Descentralizados	1.684.866.875	0	0	1.684.866 875	38 033 125	0	0	38 033.125	1.722.900.000
Ministerio de Economía y Finanzas Públicas	279.342.000	0	0	279.342.000	1.150.000	0	0	1.150.000	280 492 000
Organismos Descentralizados	279.342.000	0	0	279.342.000	1.150.000	0	0	1.150.000	280.492.000
Ministerio de Industria	982.216.000	0	0	982.216.000	3.785.000	0	0	3.785.000	986.001.000
Organismos Descentralizados	982.216.000	0	0	982.216.000	3.785.000	0	0	3.785.000	986.001.000
Ministerio de Agricultura, Ganadería y Pesca	1.657.781.346	0	0	1.657.781.346	233.370.000	0	0	233.370.000	1.891.151.346
Organismos Descentralizados	1.657.781.346	0	0	1.657.781.346	233.370.000	0	0	233.370.000	1.891.151.346
Ministerio de Turismo	708.102.597	0	0	708.102.597	130.043 304	0	0	130 043 304	838.145 901
Organismos Descentralizados	708.102 597	0	0	708.102.597	130 043 304	0	0	130 043 304	838.145.901


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PROSECRETARIA



27 1 98

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
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CAPITULO I
Planilla Nº 10
Anexa al Art. 3º (cont.)

ADMINISTRACION NACIONAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

RECEPTOR / JURISDICCION, CARACTER INSTITUCIONAL — ORIGEN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMIN STR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOCIAL	SUBTOTAL	DE ADMIN STR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOCIAL	SUBTOTAL	
Ministerio de Planificación Federal, Inversión Pública y Servicios	5 671 004.696	12 516 000	0	5 683 520.696	27.500.985.640	0	0	27 500 985 640	33 184 506.336
Administración Central	0	8.000.000	0	8.000.000	0	0	0	0	8 000 000
Organismos Descentralizados	5.671.004.696	4.516.000	0	5.675.520.696	27.500.985.640	0	0	27.500.985.640	33 176 506 336
Ministerio de Educación	241.409.841	0	0	241.409.841	18.921.000	0	0	18.921.000	260.330.841
Organismos Descentralizados	241.409.841	0	0	241.409.841	18.921.000	0	0	18.921.000	260.330.841
Ministerio de Ciencia, Tecnología e Innovación Productiva	6 704 101.659	0	0	6.704 101.659	171.649.000	0	0	171.649.000	6.875.750.659
Organismos Descentralizados	6.704 101 659	0	0	6.704.101.659	171.649.000	0	0	171.649.000	6 875 750 659
Ministerio de Cultura	564.137.836	0	6.780.000	570.917.836	42.057.000	0	0	42.057.000	612.974.836
Administración Central	0	0	6.780.000	6.780.000	0	0	0	0	6.780.000
Organismos Descentralizados	564 137 836	0	0	564.137.836	42.057.000	0	0	42.057.000	606.194.836
Ministerio de Trabajo, Empleo y Seguridad Social	135.772 378.000	0	2.606.399.000	138.378.777.000	2.110.822.000	0	0	2.110.822.000	140.489.599.000
Administración Central	0	0	2.606.399.000	2.606.399.000	0	0	0	0	2.606.399.000
Instituciones de Seguridad Social	135 772 378 000	0	0	135.772.378.000	2.110.822.000	0	0	2.110.822.000	137.883.200.000
Ministerio de Salud	4.175 098.488	23.301.000	2 181.100.000	6.384.499.488	190.305.799	0	0	190.305.799	6 574 805 287
Administración Central	0	23.301.000	2.181.100.000	2.209.401.000	0	0	0	0	2 209.401.000
Organismos Descentralizados	4.175 098.488	0	0	4.175.098.488	190.305.799	0	0	190.305.799	4.365.404.287
Ministerio de Desarrollo Social	854.170.480	0	70.521.300.000	71.375.470.480	58.050.520	0	0	58.050.520	71.433.521.000
Administración Central	0	0	70.521.300.000	70.521.300.000	0	0	0	0	70.521.300.000
Organismos Descentralizados	854 170 480	0	0	854.170 480	58 050 520	0	0	58.050.520	912.221.000
Recursos del Tesoro Nacional	127.200.000	610 792 000	0	737.992.000	0	0	0	0	737.992.000
Administración Central	127.200.000	610.792 000	0	737.992.000	0	0	0	0	737.992.000
TOTAL	166.283.781.824	662.222.000	95.497.748.999	282.443.752.823	30.639 473 131	0	0	30.639.473.131	293.083.225.954





27 1 98


SENADO DE LA NACION
FOLIO
53
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
15/.

CAPITULO I
Planilla Nº 11
Anexa al Art. 4º

ADMINISTRACION NACIONAL
CUENTA DE AHORRO INVERSION FINANCIAMIENTO
(en pesos)

CARÁCTER INSTITUCIONAL / CONCEPTO	ADMINISTRACION CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
I) Ingresos Corrientes	750.081.979.112	28.075.298.123	691.276.909.474	1.469.434.186.709
Ingresos Tributarios	656.044.144.825	6.408.545.256	178.986.800.000	841.439.490.081
Aportes y Contribuciones a la Seguridad Social	5.041.747.000	7.797.290.208	440.519.851.002	453.358.888.210
Ingresos No Tributarios	14.587.881.289	11.718.876.264	398.281.940	26.705.039.493
Ventas de Bienes y Serv. de las Administraciones Públicas	4.553.308.450	2.021.743.500	0	6.575.051.950
Rentas de la Propiedad	68.886.431.929	104.532.895	71.371.976.532	140.362.941.356
Transferencias Corrientes	968.465.619	24.310.000	0	992.775.619
II) Gastos Corrientes	679.211.034.417	50.535.370.338	665.786.482.438	1.395.532.887.193
Gastos de Consumo	195.749.246.577	43.490.518.745	14.901.491.452	254.141.256.774
Intereses y Otras Rentas de la Propiedad	103.367.186.384	170.750.122	0	103.537.936.506
Intereses en Moneda Nacional	59.230.000.000	634.000	0	59.230.634.000
Intereses en Moneda Extranjera	44.131.000.000	159.396.000	0	44.290.396.000
Otros	6.186.384	10.720.122	0	16.906.506
Prestaciones de la Seguridad Social	77.843.214.000	52.786.000	544.552.098.376	622.448.098.376
Impuestos Directos	56.562.151	12.469.060	1.415.172	70.446.383
Transferencias Corrientes	302.194.825.305	6.808.846.411	106.331.477.438	415.335.149.154
III) Result.Econom.:Ahorro/Desahorro (I - II)	70.870.944.695	-22.460.072.215	25.490.427.036	73.901.299.516
IV) Recursos de Capital	255.228.372	2.028.504.200	0	2.283.732.572
Recursos Propios de Capital	1.119.000	196.200	0	1.315.200
Transferencias de Capital	33.195.372	2.018.606.000	0	2.051.801.372
Disminución de la Inversión Financiera	220.914.000	9.702.000	0	230.616.000
V) Gastos de Capital	136.505.162.287	34.489.787.471	2.884.255.000	173.879.204.758
Inversión Real Directa	17.416.353.056	26.248.332.024	2.878.155.000	46.542.840.080
Transferencias de Capital	105.975.417.231	8.176.912.447	6.100.000	114.158.429.678
Inversión Financiera	13.113.392.000	64.543.000	0	13.177.935.000
VI) Recursos Totales (I + IV)	750.337.207.484	30.103.802.323	691.276.909.474	1.471.717.919.281
VII) Gastos Totales (II + V)	815.716.196.704	85.025.157.809	668.670.737.438	1.569.412.091.951
VIII) Result.Financ. antes Contrib. (VI - VII)	-65.378.989.220	-54.921.355.486	22.606.172.036	-97.694.172.670
IX) Contribuciones Figurativas	78.402.473.999	58.917.370.955	155.763.381.000	293.083.225.954
X) Gastos Figurativos	198.923.254.955	662.222.000	95.497.748.999	293.083.225.954
XI) Resultado Financiero (VIII + IX - X)	-183.899.770.176	3.333.793.469	82.871.804.037	-97.694.172.670
XII) Fuentes Financieras	975.278.506.652	5.467.960.854	3.309.609.526	984.056.077.032
Disminución de la Inversión Financiera	8.775.867.301	144.764.505	1.520.452.526	10.441.084.332
Endeudamiento Público e Incremento de Otros Pasivos	966.502.639.351	1.971.105.349	0	968.473.744.700
Contribuciones Figurativas para Aplicaciones Financieras	0	3.352.091.000	1.789.157.000	5.141.248.000
XIII) Aplicaciones Financieras	791.378.736.476	8.801.754.323	86.181.413.563	886.361.904.362
Inversión Financiera	82.482.180.584	5.562.845.252	72.143.256.563	160.188.282.399
Amortización de la Deuda y Disminución de Otros Pasivos	703.755.307.892	3.238.909.071	14.038.157.000	721.032.373.963
Gastos Figurativos para Aplicaciones Financieras	5.141.248.000	0	0	5.141.248.000


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
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27 1 98



CAPITULO I
Planilla Nº 12
Anexa al Art. 4º

ADMINISTRACION NACIONAL
FUENTES FINANCIERAS
(en pesos)

CONCEPTO / CARACTER INSTITUCIONAL	ADMINISTRACION CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Fuentes Financieras	975.278.506.652	2.115.869.854	1.520.452.526	978.914.829.032
Disminución de la Inversión Financiera	8.775.867.301	144.764.505	1.520.452.526	10.441.084.332
Venta de Títulos y Valores	2.349.000.000	0	0	2.349.000.000
Disminución de Otros Activos Financieros	6.426.867.301	144.764.505	1.520.452.526	8.092.084.332
Endeudamiento Publico e Incremento de Otros Pasivos	966.502.639.351	1.971.105.349	0	968.473.744.700
Obtención de Préstamos a Corto Plazo	0	0	0	0
Incremento de Otros Pasivos	324.649.203.000	0	0	324.649.203.000
Colocación de Deuda en Moneda Nacional a Largo Plazo	342.519.076.051	0	0	342.519.076.051
Colocación de Deuda en Moneda Extranjera a Largo Plazo	223.712.000.000	0	0	223.712.000.000
Obtención de Préstamos a Largo Plazo	75.622.360.300	1.971.105.349	0	77.593.465.649
TOTAL	**975.278.506.652**	**2.115.869.854**	**1.520.452.526**	**978.914.829.032**






H. SENADO DE LA NACION
FOLIO
55
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
17/.

CAPITULO I
Planilla Nº 13
Anexa al Art. 4º

ADMINISTRACION NACIONAL
APLICACIONES FINANCIERAS
(en pesos)

CONCEPTO / CARACTER INSTITUCIONAL	ADMINISTRACION CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Aplicaciones Financieras	786.237.488.476	8.801.754.323	86.181.413.563	881.220.656.362
Inversión Financiera	82.482.180.584	5.562.845.252	72.143.256.563	160.188.282.399
Adquisición de Títulos y Valores	2.349.000.000	0	55.157.100.000	57.506.100.000
De Títulos y Valores en Moneda Nacional	2.349.000.000	0	35.157.100.000	37.506.100.000
De Títulos y Valores en Moneda Extranjera	0	0	20.000.000.000	20.000.000.000
Incremento de Otros Activos Financieros	80.133.180.584	5.562.845.252	16.986.156.563	102.682.182.399
Incremento de Disponibilidades	20.335.075.184	3.585.825.252	16.535.156.563	40.456.056.999
Incremento de Cuentas a Cobrar	17.992.059.400	70.020.000	0	18.062.079.400
Incremento de Activos Dif. y Adel. a Proveed. y Contratista	41.806.046.000	1.907.000.000	451.000.000	44.164.046.000
Amortización de la Deuda y Disminución de Otros Pasivos	703.755.307.892	3.238.909.071	14.038.157.000	721.032.373.963
Disminución de Otros Pasivos	293.428.763.892	2.240.260.000	0	295.669.023.892
Disminución de Cuentas a Pagar	33.233.755.892	2.240.260.000	0	35.474.015.892
Disminución de Documentos a Pagar	567.008.000	0	0	567.008.000
Devolución de Anticipos del Banco Central de la República Argentina	259.628.000.000	0	0	259.628.000.000
Amortización de Deuda Colocada en Moneda Nacional a Largo Plazo	228.081.000.000	0	0	228.081.000.000
Amortización de Deuda Colocada en Moneda Nacional a Largo Plazo	228.081.000.000	0	0	228.081.000.000
Amortización de Deuda Colocada en Moneda Extranjera a Largo Plazo	110.636.000.000	0	0	110.636.000.000
Amortización de Deuda Colocada en Moneda Extranjera a Largo Plazo	110.636.000.000	0	0	110.636.000.000
Amortización de Préstamos a Largo Plazo	62.733.000.000	998.649.071	0	63.731.649.071
Del Sector Público	21.149.000.000	12.151.071	0	21.161.151.071
Del Sector Externo	41.584.000.000	986.498.000	0	42.570.498.000
Cancelación de Deuda no Financiera	8.876.544.000	0	14.038.157.000	22.914.701.000
Cancelación de Deuda no Financiera en Moneda Nacional	8.876.544.000	0	14.038.157.000	22.914.701.000
TOTAL	786.237.488.476	8.801.754.323	86.181.413.563	881.220.656.362


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA




H. SENADO DE LA NACION
FOLIO
56
MESA DE ENTRADAS

27 1 98

CAPITULO I
Planilla Nº 14
Anexa al Art. 4º

ADMINISTRACION NACIONAL
GASTOS FIGURATIVOS
(para aplicaciones financieras)
(en pesos)

DESTINO / ORIGEN / JURISDICCIÓN , CARACTER	PARA APLICACIONES FINANCIERAS			TOTAL
	A ADMNIST. CENTRAL	A ORGANISM. DESCENTRAL	A INSTIT. DE SEG.SOCIAL	
Ministerio de Seguridad	0	0	558.960.000	558.960 000
Administración Central	0	0	558.960.000	558.960.000
Ministerio de Defensa	0	0	979.197.000	979.197.000
Administración Central	0	0	979.197.000	979.197.000
Ministerio de Industria	0	1.700.000	0	1.700.000
Administración Central	0	1.700.000	0	1.700.000
Ministerio de Agricultura, Ganadería y Pesca	0	61.622.000	0	61.622.000
Administración Central	0	61.622.000	0	61.622.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	0	3.288.769.000	0	3.288.769.000
Administración Central	0	3.288.769.000	0	3.288.769.000
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	251.000.000	251.000.000
Administración Central	0	0	251.000.000	251.000.000
TOTAL	0	3.352 091.000	1.789.157.000	5.141.248.000


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA



27 1 98


H. SENADO DE LA NACION
FOLIO
57
MESA DE ENTRADAS

CAPITULO I
Planilla Nº 15
Anexa al Art. 4º

ADMINISTRACION NACIONAL
CONTRIBUCIONES FIGURATIVAS
(para aplicaciones financieras)
(en pesos)

DESTINO	PARA APLICACIONES FINANCIERAS			TOTAL
ORIGEN / **JURISDICCIÓN , CARACTER**	A ADMNIST. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG.SOCIAL	
Ministerio de Seguridad	558.960.000	0	0	558.960.000
Instituciones de Seguridad Social	558.960.000	0	0	558.960.000
Ministerio de Defensa	979.197.000	0	0	979.197.000
Instituciones de Seguridad Social	979.197.000	0	0	979.197.000
Ministerio de Industria	1.700.000	0	0	1.700.000
Organismos Descentralizados	1.700.000	0	0	1.700.000
Ministerio de Agricultura, Ganadería y Pesca	61.622.000	0	0	61.622.000
Organismos Descentralizados	61.622.000	0	0	61.622.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	3.288.769.000	0	0	3.288.769.000
Organismos Descentralizados	3.288.769.000	0	0	3.288.769.000
Ministerio de Trabajo, Empleo y Seguridad Social	251.000.000	0	0	251.000.000
Instituciones de Seguridad Social	251.000.000	0	0	251.000.000
TOTAL	**5.141.248.000**	**0**	**0**	**5.141.248.000**


DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION

27 1 98


H. SENADO DE LA NACION
FOLIO
58
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
20/.

CAPITULO I
Planilla Anexa al Art. 6º

ADMINISTRACION NACIONAL

RECURSOS HUMANOS - TOTALES POR CARACTER INSTITUCIONAL

CARÁCTER INSTITUCIONAL	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
ADMINISTRACION CENTRAL	322.838	311.594	11.244	205.069	90.784	114.285
ORGANISMOS DESCENTRALIZADOS	63.445	60.048	3.397	63.206	11.406	51.800
INSTITUCIONES DE SEGURIDAD SOCIAL	17.556	17.517	39	0	0	0
TOTAL:	403.839	389.159	14.680	268.275	102.190	166.085


DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA

27 1 98


H. SENADO DE LA NACION
FOLIO
59
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
21/.

CAPITULO I
Planilla Anexa al Art. 6º

ADMINISTRACION NACIONAL
RECURSOS HUMANOS

JURISDICCION	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
Poder Legislativo Nacional	16.543	11.294	5.249	0	0	0
Poder Judicial de la Nación	24.759	22.682	2.077	0	0	0
Ministerio Público	11.072	10.906	166	0	0	0
Presidencia de la Nación	3.687	3.646	41	6.187	1.750	4.437
Jefatura de Gabinete de Ministros	2.051	2.033	18	30.000	0	30.000
Ministerio del Interior y Transporte	8.714	8.586	128	5.600	0	5.600
Ministerio de Relaciones Exteriores y Culto	2.867	2.729	138	18.234	18.234	0
Ministerio de Justicia y Derechos Humanos	18.537	18.520	17	16.295	10.090	6.205
Ministerio de Seguridad	116.199	114.884	1.315	25.680	360	25.320
Ministerio de Defensa	108.218	106.573	1.645	87.791	64.334	23.457
Ministerio de Economía y Finanzas Públicas	5.907	5.490	417	21.548	0	21.548
Ministerio de Industria	1.863	1.851	12	0	0	0
Ministerio de Agricultura, Ganadería y Pesca	14.452	11.801	2.651	6.000	6.000	0
Ministerio de Turismo	2.993	2.661	332	0	0	0
Ministerio de Planificación Federal, Inversión Pública y Servicios	8.036	8.030	6	1.000	0	1.000
Ministerio de Educación	1.935	1.935	0	900	900	0
Ministerio de Ciencia, Tecnología e Innovación Productiva	14.022	14.022	0	0	0	0
Ministerio de Cultura	2.399	2.150	249	522	522	0
Ministerio de Trabajo, Empleo y Seguridad Social	21.763	21.731	32	560	0	560
Ministerio de Salud	14.082	13.936	146	17.958	0	17.958
Ministerio de Desarrollo Social	3.740	3.699	41	30.000	0	30.000
TOTAL:	403.839	389.159	14.680	268.275	102.190	166.085


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA DE DIPUTADOS de la NACION
PRESIDENCIA

27 1 98


H. SENADO DE LA NACION
FOLIO
60
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
22/.

CAPITULO I
Planilla Anexa al Art. 6º

ADMINISTRACION CENTRAL
RECURSOS HUMANOS

JURISDICCION / SUBJURISDICCION	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
Poder Legislativo Nacional	15.248	10.065	5.183	0	0	0
Poder Legislativo Nacional	15.248	10.065	5.183	0	0	0
Poder Judicial de la Nación	24.759	22.682	2.077	0	0	0
Poder Judicial de la Nación	24.759	22.682	2.077	0	0	0
Ministerio Público	11.072	10.906	166	0	0	0
Ministerio Público	11.072	10.906	166	0	0	0
Presidencia de la Nación	2.032	2.032	0	100	100	0
Secretaría General	1.021	1.021	0	0	0	0
Secretaría Legal y Técnica	521	521	0	100	100	0
Agencia Federal de Inteligencia	2	2	0	0	0	0
Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el Narcotráfico	251	251	0	0	0	0
Consejo Nacional de Coordinación de Políticas Sociales	237	237	0	0	0	0
Jefatura de Gabinete de Ministros	1.786	1.768	18	30.000	0	30.000
Jefatura de Gabinete de Ministros	1.786	1.768	18	30.000	0	30.000
Ministerio del Interior y Transporte	696	603	93	5.600	0	5.600
Ministerio del Interior y Transporte	696	603	93	5.600	0	5.600
Ministerio de Relaciones Exteriores y Culto	2.867	2.729	138	18.234	18.234	0
Ministerio de Relaciones Exteriores y Culto	2.867	2.729	138	18.234	18.234	0
Ministerio de Justicia y Derechos Humanos	17.827	17.810	17	12.277	7.277	5.000
Ministerio de Justicia y Derechos Humanos	3.080	3.063	17	5.000	0	5.000
Servicio Penitenciario Federal	14.747	14.747	0	7.277	7.277	0
Ministerio de Seguridad	116.013	114.709	1.304	25.680	360	25.320
Ministerio de Seguridad	750	750	0	0	0	0
Policía Federal Argentina	48.575	47.618	957	13.500	0	13.500
Gendarmería Nacional	38.555	38.208	347	0	0	0


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CAPITULO I
Planilla Anexa al Art. 6º (cont.)

ADMINISTRACION CENTRAL
RECURSOS HUMANOS

JURISDICCION / SUBJURISDICCION	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
Prefectura Naval Argentina	23.179	23.179	0	360	360	0
Policía de Seguridad Aeroportuaria	4.954	4.954	0	11.820	0	11.820
Ministerio de Defensa	106.293	104.700	1.593	86.922	63.465	23.457
Ministerio de Defensa	1.315	906	409	0	0	0
Estado Mayor General del Ejército	56.599	55.937	662	32.651	12.279	20.372
Estado Mayor General de la Armada	27.782	27.529	253	31.786	31.786	0
Estado Mayor General de la Fuerza Aérea	20.356	20.117	239	20.531	18.813	1.718
Estado Mayor Conjunto de las Fuerzas Armadas	241	211	30	1.954	587	1.367
Ministerio de Economía y Finanzas Públicas	5.078	4.661	417	21.548	0	21.548
Ministerio de Economía y Finanzas Públicas	5.078	4.661	417	21.548	0	21.548
Ministerio de Industria	238	226	12	0	0	0
Ministerio de Industria	238	226	12	0	0	0
Ministerio de Agricultura, Ganadería y Pesca	1.275	1.264	11	0	0	0
Ministerio de Agricultura, Ganadería y Pesca	1.275	1.264	11	0	0	0
Ministerio de Turismo	428	426	2	0	0	0
Ministerio de Turismo	428	426	2	0	0	0
Ministerio de Planificación Federal, Inversión Pública y Servicios	763	763	0	1.000	0	1.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	763	763	0	1.000	0	1.000
Ministerio de Educación	1.588	1.588	0	900	900	0
Ministerio de Educación	1.588	1.588	0	900	900	0
Ministerio de Ciencia, Tecnología e Innovación Productiva	546	546	0	0	0	0
Ministerio de Ciencia, Tecnología e Innovación Productiva	546	546	0	0	0	0
Ministerio de Cultura	1.511	1.388	123	448	448	0
Ministerio de Cultura	1.511	1.388	123	448	448	0


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Planilla Anexa al Art. 6º (cont.)

ADMINISTRACION CENTRAL
RECURSOS HUMANOS

JURISDICCION / SUBJURISDICCION	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
Ministerio de Trabajo, Empleo y Seguridad Social	4.071	4.039	32	560	0	560
Ministerio de Trabajo, Empleo y Seguridad Social	4.071	4.039	32	560	0	560
Ministerio de Salud	5.311	5.294	17	1.800	0	1.800
Ministerio de Salud	5.311	5.294	17	1.800	0	1.800
Ministerio de Desarrollo Social	3.436	3.395	41	0	0	0
Ministerio de Desarrollo Social	3.436	3.395	41	0	0	0
TOTAL:	**322.838**	**311.594**	**11.244**	**205.069**	**90.784**	**114.285**


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CAPITULO I
Planilla Anexa al Art. 6º

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCION / ENTIDAD	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
Poder Legislativo Nacional	1.295	1.229	66	0	0	0
Auditoría General de la Nación	1.295	1.229	66	0	0	0
Presidencia de la Nación	1.655	1.614	41	6.087	1.650	4.437
Sindicatura General de la Nación	520	520	0	4.037	0	4.037
Autoridad Regulatoria Nuclear	322	322	0	400	0	400
Autoridad Federal de Servicios de Comunicación Audiovisual	488	447	41	1.650	1.650	0
Autoridad Federal de Tecnologías de la Información y las Comunicaciones	325	325	0	0	0	0
Jefatura de Gabinete de Ministros	265	265	0	0	0	0
Agencia de Administración de Bienes del Estado	265	265	0	0	0	0
Ministerio del Interior y Transporte	8.018	7.983	35	0	0	0
Registro Nacional de las Personas	802	802	0	0	0	0
Dirección Nacional de Migraciones	2.234	2.199	35	0	0	0
Agencia Nacional de Seguridad Vial	660	660	0	0	0	0
Comisión Nacional de Regulación del Transporte	162	162	0	0	0	0
Organismo Regulador del Sistema Nacional de Aeropuertos	261	261	0	0	0	0
Administración Nacional de Aviación Civil	3.890	3.890	0	0	0	0
Junta de Investigación de Accidentes de Aviación Civil	9	9	0	0	0	0
Ministerio de Justicia y	710	710	0	4.018	2.813	1.205


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CAPITULO I
Planilla Anexa al Art. 6º (cont.)

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCION / ENTIDAD	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
Derechos Humanos						
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	429	429	0	0	0	0
Centro Internacional para la Promoción de los Derechos Humanos	52	52	0	0	0	0
Unidad de Información Financiera	229	229	0	4.018	2.813	1.205
Ministerio de Defensa	1.693	1.669	24	869	869	0
Instituto Geográfico Nacional	235	235	0	0	0	0
Dirección General de Fabricaciones Militares	899	875	24	0	0	0
Servicio Meteorológico Nacional	559	559	0	869	869	0
Ministerio de Economía y Finanzas Públicas	829	829	0	0	0	0
Comisión Nacional de Valores	188	188	0	0	0	0
Superintendencia de Seguros de la Nación	375	375	0	0	0	0
Tribunal Fiscal de la Nación	266	266	0	0	0	0
Ministerio de Industria	1.625	1.625	0	0	0	0
Instituto Nacional de Tecnología Industrial	1.195	1.195	0	0	0	0
Instituto Nacional de la Propiedad Industrial	430	430	0	0	0	0
Ministerio de Agricultura, Ganadería y Pesca	13.177	10.537	2.640	6.000	6.000	0
Instituto Nacional de Tecnología Agropecuaria	7.933	5.319	2.614	0	0	0
Instituto Nacional de Investigación y Desarrollo Pesquero	319	319	0	0	0	0
Instituto Nacional de Vitivinicultura	457	457	0	0	0	0
Instituto Nacional de Semillas	87	87	0	0	0	0
Servicio Nacional de Sanidad	4.381	4.355	26	6.000	6.000	0





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CAPITULO I
Planilla Anexa al Art. 6° (cont.)

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCION / ENTIDAD	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
y Calidad Agroalimentaria						
Ministerio de Turismo	2.565	2.235	330	0	0	0
Administración de Parques Nacionales	2.521	2.191	330	0	0	0
Instituto Nacional de Promoción Turística	44	44	0	0	0	0
Ministerio de Planificación Federal, Inversión Pública y Servicios	7.273	7.267	6	0	0	0
Comisión Nacional de Energía Atómica	2.499	2.499	0	0	0	0
Comisión Nacional de Actividades Espaciales	245	245	0	0	0	0
Instituto Nacional del Agua	371	371	0	0	0	0
Dirección Nacional de Vialidad	2.813	2.813	0	0	0	0
Tribunal de Tasaciones de la Nación	97	97	0	0	0	0
Ente Nacional de Obras Hídricas de Saneamiento	160	160	0	0	0	0
Servicio Geológico Minero Argentino	377	371	6	0	0	0
Ente Nacional Regulador del Gas	340	340	0	0	0	0
Ente Nacional Regulador de la Electricidad	332	332	0	0	0	0
Organismo Regulador de Seguridad de Presas	39	39	0	0	0	0
Ministerio de Educación	347	347	0	0	0	0
Fundación Miguel Lillo	246	246	0	0	0	0
Comisión Nacional de Evaluación y Acreditación Universitaria	101	101	0	0	0	0
Ministerio de Ciencia, Tecnología e Innovación Productiva	13.476	13.476	0	0	0	0
Consejo Nacional de Investigaciones Científicas y	13.476	13.476	0	0	0	0


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CAPITULO I
Planilla Anexa al Art. 6º (cont.)

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCION / ENTIDAD	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
Técnicas						
Ministerio de Cultura	888	762	126	74	74	0
Teatro Nacional Cervantes	440	440	0	0	0	0
Biblioteca Nacional	201	75	126	74	74	0
Instituto Nacional del Teatro	155	155	0	0	0	0
Fondo Nacional de las Artes	92	92	0	0	0	0
Ministerio de Trabajo, Empleo y Seguridad Social	554	554	0	0	0	0
Superintendencia de Riesgos del Trabajo	554	554	0	0	0	0
Ministerio de Salud	8.771	8.642	129	16.158	0	16.158
Centro Nacional de Reeducación Social	370	370	0	700	0	700
Hospital Nacional Dr. Baldomero Sommer	240	227	13	0	0	0
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	570	570	0	0	0	0
Instituto Nacional Central Único Coordinador de Ablación e Implante[1]	291	178	113	0	0	0
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	847	844	3	0	0	0
Hospital Nacional Profesor Alejandro Posadas	4.792	4.792	0	0	0	0
Colonia Nacional Dr. Manuel A. Montes de Oca	459	459	0	458	0	458
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	232	232	0	0	0	0
Servicio Nacional de Rehabilitación	236	236	0	15.000	0	15.000
Superintendencia de Servicios de Salud	734	734	0	0	0	0
Ministerio de Desarrollo	304	304	0	30.000	0	30.000

[1] Del total de cargos temporarios, 112 corresponden a guardias médicas



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CAPITULO I
Planilla Anexa al Art. 6º (cont.)

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCION / ENTIDAD	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
Social						
Instituto Nacional de Asociativismo y Economía Social (INAES)	263	263	0	30.000	0	30.000
Instituto Nacional de Asuntos Indígenas	41	41	0	0	0	0
TOTAL:	**63.445**	**60.048**	**3.397**	**63.206**	**11.406**	**51.800**


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CAPITULO I
Planilla Anexa al Art. 6º

INSTITUCIONES DE SEGURIDAD SOCIAL
RECURSOS HUMANOS

JURISDICCION / ENTIDAD	CARGOS			HORAS CATEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIAS
Ministerio de Seguridad	186	175	11	0	0	0
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	186	175	11	0	0	0
Ministerio de Defensa	232	204	28	0	0	0
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	232	204	28	0	0	0
Ministerio de Trabajo, Empleo y Seguridad Social	17.138	17.138	0	0	0	0
Administración Nacional de la Seguridad Social	16.038	16.038	0	0	0	0
Registro Nacional de Trabajadores y Empleadores Agrarios (RENATEA)	1.100	1.100	0	0	0	0
TOTAL:	**17.556**	**17.517**	**39**	**0**	**0**	**0**


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CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
5	320	24	7	1	Juzgado Federal de Junín - Ampliación y Remodelación de Edificio	100.000	18.086.328	11.957.552	-	30.143.880	0,00	60,00	40,00	0,00	100,00
5	320	24	7	2	Adecuación Edificio Secretaría Electoral de La Plata	2.796.174	15.274.116	20.000.000	-	38.070.290	10,00	40,00	50,00	0,00	100,00
5	320	24	12	1	Tribunales Federales de Neuquén - Construcción de Edificio	10.000.000	20.487.313	44.011.744	-	74.498.857	13,00	27,00	60,00	0,00	100,00
5	320	24	13	2	Remodelación de Edificio para Redistribución de los Tribunales Federales de Paraná	100.000	23.668.456	43.855.703	-	67.624.159	0,00	35,00	65,00	0,00	100,00
5	320	24	18	3	Adecuación Edificio Cámara Federal de Apelaciones Córdoba	100.000	15.978.782	10.152.584	6.072.310	32.303.676	0,50	49,00	31,00	19,50	100,00
5	335	7	0	4	Construcción Edificio Combate de los Pozos - Archivo General del Poder Judicial	1.468.113	211.006.279	290.458.833	-	502.932.225	1,00	35,00	64,00	0,00	100,00
25	317	62	0	38	Construcción de un Relleno Sanitario y una Planta de Recuperación de Materiales en el Área Metropolitana de Formosa	46.480.000	13.520.000	-	-	60.000.000	77,00	23,00	0,00	0,00	100,00
25	317	62	0	34	Construcción de un Relleno Sanitario y una Planta de Recuperación de Materiales en el Alto Valle de Río Negro	27.360.000	42.640.000	-	-	70.000.000	40,00	60,00	0,00	0,00	100,00
25	317	62	0	39	Mejora de la Gestión Integral de Posadas	18.240.000	41.760.000	-	-	60.000.000	30,00	70,00	0,00	0,00	100,00
25	317	62	0	41	Construcción de Estaciones de Transferencia y P.R Quebrada de Humahuaca	4.924.800	34.075.200	-	-	39.0[illegible]	12,50	87,50	0,00	0,00	100,00
25	342	44	0	5	Ampliación Red de Agua- Marcos Paz	19.205.737	51.751.605	-	-	70.957.342	27,00	73,00	0,00	0,00	100,00
25	342	44	0	6	Construcción Planta de Tratamiento Efluentes Líquidos Industriales PIC Lanús	56.328.491	199.958.000	133.168.732	126.224.771	515.679.[illegible]	11,00	39,00	26,00	24,00	100,00
25	342	44	0	7	Saneamiento Agua y Cloacas-Barrios Tres Rosas, San Blas (Villa 21/24)	18.762.823	60.888.785	-	-	79.651.608	25,00	75,00	0,00	0,00	100,00
25	342	44	0	8	Saneamiento Ciudad-Las Heras-Cañuelas-Pte Perón	11.921.545	43.652.226	-	-	55.573.7[illegible]	22,50	77,50	0,00	0,00	100,00
25	342	44	0	9	Construcción Reservorios de Regulación-Control de Inundaciones R2	14.803.615	36.740.336	75.926.660	-	127.470.611	14,00	29,00	57,00	0,00	100,00
30	325	61	0	1	Sistemas de Cámaras de Tránsito Rápido y Carriles Exclusivos (BIRF Nº 7794)	60.038.836	60.000.000	[illegible]	[illegible]	[illegible]112.472	37,00	32,00	31,00	0,00	100,00
35	307	1	0	20	Remodelación Edificio Juncal - Ministerio de Relaciones Exteriores y Culto - Ciudad Autónoma de Buenos Aires - Etapa II	4.000.000	23.000.000	-	-	27.000.000	15,00	85,00	0,00	0,00	100,00
35	307	20	[illegible]	16	Remodelación Edificio de la Dirección Nacional del Antártico	15.600.000	13.500.000	[illegible]	[illegible]	[illegible]100.[illegible]	55,00	45,00	0,00	0,00	100,00
40	332	18	0	46	Construcción Instituto Penal [illegible] General - Ezeiza	100.000	71.444.003	123.856.879	135.602.829	330.[illegible]	0,00	21,30	37,84	40,86	100,00
40	332	18	0	49	Construcción Complejo Federal Penitenciario Córdoba	100.000	148.2[illegible]	[illegible]	180.446.281	529.300.[illegible]	0,00	28,00	36,00	36,00	100,00
40	332	18	0	[illegible]	Construcción Complejo Penitenciario Federal del Norte - Provincia de Salta	100.000	182.562.400	168.537.[illegible]	526.580.000	877.800.000	0,00	20,80	19,20	60,00	100,00
40	332	18	0	91	Ampliación 132 Plazas en Complejo Penitenciario Federal III Güemes - Provincia de Salta	100.000	15.218.600	56.1[illegible]	60.488.000	131.997.[illegible]	0,00	11,53	42,57	45,90	100,00
40	332	18	1	6	Construcción Centro Penitenciario Federal de Chaco - Resistencia - Provincia de Chaco	48.314.25[illegible]	127.656.823	267.27[illegible]	-	443.250.081	11,00	30,00	59,00	0,00	100,00
40	332	18	1	17	Construcción del Centro Penitenciario Federal de Jujuy - Yuto, Jujuy	100.000	113.734.080	138.264.9[illegible]	305.420.960	557.520.000	0,00	20,40	24,80	54,80	100,00
40	332	18	1	18	Construcción del Centro Penitenciario Federal de Formosa - Formosa, Provincia de Formosa	100.000	89.609.472	156.746.368	171.064.160	419.5[illegible]	0,00	21,36	37,84	40,80	100,00
40	332	18	1	19	Construcción del Centro Penitenciario Federal de Corrientes - Corrientes, Provincia de Corrientes	100.000	88.433.400	156.637.600	168.812.000	414.000.000	0,00	21,36	37,84	40,80	100,00
40	332	18	1	20	Construcción del Centro Penitenciario Federal de Misiones - Posadas, Provincia de Misiones	100.000	87.768.000	293.112.000	33.020.000	414.0[illegible]	0,00	21,20	70,80	8,00	100,00
41	376	49	0	7	Construcción Alojamiento Móvil II - Rosario - Provincia de Santa Fe	19.125.000	25.875.000	-	-	45.000.000	42,50	57,50	0,00	0,00	100,00
41	380	31	0	16	Ampliación Edificio Prefectura Ushuaia	7.864.000	13.400.000	20.000.000	-	41.264.000	19,00	32,00	49,00	0,00	100,00
45	451	16	0	27	Modernización y Ampliación de Polo Químico en la Fábrica Militar Río Tercero	3.500.000	612.400.000	853.800.000	1.330.000.000	2.751.2[illegible]	0,50	22,00	31,00	46,50	100,00
45	451	16	0	43	Instalación Planta de Espoletas Doble Acción en la Fábrica Militar Fray Luis Beltrán	3.500.000	33.200.000	65.700.000	-	102.400.000	3,42	32,00	64,60	0,00	100,00
45	451	16	0	56	Adquisición Nueva Estación y Sub-Estación Transformadora Fábrica Militar Fray Luis Beltrán	4.120.074	9.000.000	13.249.871	-	26.378.945	15,50	34,00	50,50	0,00	100,00
45	451	16	0	80	Ampliación y Remodelación de la Infraestructura de la Sede Central	4.983.417	8.000.000	12.983.417	-	25.966.834	19,00	31,00	50,00	0,00	100,00
45	451	16	0	82	Puesta en Valor de la Planta de Ácidos Sulfúricos en la Fábrica Militar Río Tercero - Etapa III	3.000.000	10.000.000	15.890.400	-	28.8[illegible]	10,00	35,50	54,50	0,00	100,00
45	451	16	0	85	Puesta en Valor y Modernización de la Infraestructura Eléctrica en la Fábrica Militar de Pólvoras y Explosivos Villa María	3.500.000	20.000.000	21.400.000	-	44.800.000	8,00	44,50	47,50	0,00	100,00
45	451	16	0	87	Puesta en Valor y Modernización de la Planta de Pólvoras Monobásicas - Fase II	3.500.000	20.000.000	23.400.000	-	46.900.000	7,50	45,50	47,00	0,00	100,00
45	451	16	0	88	Instalación Nueva Planta de Pentrita (PETN) y Hexógeno (RDX) en la Fábrica Militar de Pólvoras y Explosivos Azul	3.200.000	22.500.000	23.800.000	-	49.500.000	6,50	45,00	48,50	0,00	100,00
45	451	16	0	91	Instalación de Centro de Ingeniería y Desarrollo en San Carlos de Bariloche	500.000	10.[illegible].000	[illegible]	[illegible]	[illegible]	[illegible]	19,50	80,00	0,00	100,00
50	357	91	0	8	Prolongación Obra de Abrigo del Muelle de Caleta Córdova - Provincia de Chubut	100.000	500.000	1.000.[illegible]	142.[illegible]7.112	[illegible]	0,10	0,40	1,50	98,00	100,00
50	357	91	0	11	Sistema Defensas Puerto Barranqueras - Provincia de Chaco	100.000	50[illegible]	1.000.000	27.400.000	[illegible]	[illegible]	1,00	3,50	95,00	100,00
50	357	91	0	14	Reparación, Mejoras y Equipamiento Puerto Formosa	100.000	500.[illegible]	1.000.000	27.400.000	[illegible]	[illegible]	1,00	3,50	95,00	100,00
50	357	91	0	19	Ampliación Muelle Histórico Río Grande	100.000	500.000	1.000.000	31.400.000	[illegible]	[illegible]	1,00	3,50	95,00	100,00
50	357	91	0	20	Ampliación Complejo Portuario Bahía Ushuaia - Provincia de Tierra del Fuego	100.000	500.[illegible]	1.000.000	246.408.000	248.008.000	0,10	0,40	1,50	98,00	100,00
50	357	91	0	29	Reparación y Ampliación del Sitio 2 Muelle Almirante Storni - Provincia de Chubut	100.000	500.[illegible]	1.[illegible].000	[illegible]	502.1[illegible]	0,1[illegible]	0,45	1,50	98,00	100,00
50	357	91	0	34	Ampliación Muelle Comandante Luis Piedrabuena Etapa II - Provincia de Chubut	100.000	500.000	1.000.000	156.317.822	[illegible]17.822	0,1[illegible]	0,40	1,50	98,00	100,00
50	357	91	0	35	Reparación Pilotes Muelle Almirante Storni - Provincia de Chubut	70.000.000	100.000.000	46.970.6[illegible]	-	216.970.6[illegible]	32,00	46,00	22,00	0,00	100,00
50	357	91	0	36	Ampliación Muelle para Cruceros Turísticos en Bahía Camarones - Provincia de Chubut	100.000	[illegible].000	1.000.000	951.[illegible]	[illegible]	[illegible]	0,30	0,70	99,00	100,00
50	357	91	0	41	Construcción Playa de Transferencia de Cargas y Reformas - Puerto de Corrientes - Provincia de Corrientes	100.000	500.000	1.000.000	68.400.000	70.000.000	0,50	1,00	3,50	95,00	100,00
50	357	91	0	43	Ampliación Sitio 1 y 2 en Muelle Almirante Storni - Provincia de Chubut	100.000	[illegible]	1.000.[illegible]	[illegible]1.841.274	[illegible]3.441.2[illegible]	0,1[illegible]	0,40	1,50	98,00	100,00
50	357	91	0	44	Ampliación Puerto Comodoro Rivadavia IV Etapa - Comodoro Rivadavia - Provincia de Chubut	100.000	500.000	1.000.000	1.415.430.[illegible]	1.417.[illegible]	[illegible]	0,30	0,70	99,00	100,00
50	357	91	0	45	Dragado de Mantenimiento del Puerto de Rawson - Provincia de Chubut	100.000	500.000	1.000.000	40.223.511	41.823.[illegible]	0,50	1,00	3,50	95,00	100,00
50	357	91	0	46	Ampliación del Muelle Pesquero del Puerto de Rawson - Provincia de Chubut	100.000	500.000	1.000.000	32.784.[illegible]	34.384.[illegible]	0,50	1,00	3,50	95,00	100,00
50	357	91	0	48	Reconstrucción de Escollera Sudeste entre Progresivas Km. 5400 y 7700 del Canal de Acceso a Puerto La Plata - Provincia de Buenos Aires	200.000.000	200.000.000	259.648.3[illegible]	646.351.638	1.306.000.[illegible]	15,50	15,50	20,00	49,00	100,00
50	357	91	0	49	Construcción Accesos a Nuevas Instalaciones del Puerto de Santa Fe - Provincia de Santa Fe	100.000	500.000	1.000.000	128.400.000	130.000.[illegible]	0,10	0,40	1,50	98,00	100,00



CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA



H. CÁMARA DE DIPUTADOS DE LA NACIÓN
PRESIDENCIA

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
32/.

CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
50	357	91	0	50	Ampliación del Puerto Caleta Paula - Etapa II - Provincia de Santa Cruz	100.000	[illegible]	1.000.000	1.321.060.294	1.321.660.294	0,10	0,20	0,70	99,00	100,00
50	357	91	0	51	Mejoramiento de 600m del Muro de Gravedad del Parque España - Sector Costero Próximo a Monumento a la Bandera - Rosario - Provincia de Santa Fe	100.000	500.000	1.000.000	38.400.000	40.000.000	0,10	0,40	1,50	98,00	100,00
50	357	91	0	54	Reconversión Puerto Iguazú - Provincia de Misiones	100.000	[illegible]	1.000.000	198.400.000	200.000.000	0,50	1,00	3,50	95,00	100,00
50	357	91	0	55	Reconversión Puerto Diamante - Provincia de Entre Ríos	100.000	[illegible]	1.000.000	78.400.000	80.000.000	0,50	1,00	3,50	95,00	100,00
50	357	91	0	56	Ampliación Muelle en Puerto Ibicuy - Provincia de Entre Ríos	100.000	[illegible]	1.000.000	38.400.000	40.000.000	0,50	1,00	3,50	95,00	100,00
50	357	91	0	57	Remodelación Escollera Interior Puerto Mar del Plata - Provincia de Buenos Aires	100.000	500.000	1.000.000	118.400.000	120.000.000	0,25	0,50	2,25	97,00	100,00
50	357	91	0	58	Cierre de Dársena Puerto San Pedro - Provincia de Buenos Aires	100.000	500.000	1.000.000	178.400.000	180.000.000	0,25	0,50	2,25	97,00	100,00
50	357	91	0	59	Terminal de Contenedores Espigón III Puerto Mar del Plata - Provincia de Buenos Aires	100.000	500.000	1.000.000	498.400.000	[illegible]	0,10	0,40	1,50	98,00	100,00
50	357	91	0	62	Construcción de Espigones VII y IX - Puerto de Mar del Plata - Provincia de Buenos Aires	50.000.000	[illegible]	50.000.000	[illegible]	220.000.000	22,73	22,73	22,73	31,75	100,00
50	357	91	0	63	Reconversión Muelle Puerto de Concepción del Uruguay - Provincia de Entre Ríos	100.000	500.000	1.000.000	38.400.000	40.000.000	0,50	1,00	3,50	95,00	100,00
50	357	91	0	64	Reconversión Puerto Reconquista - Provincia de Santa Fe	100.000	500.000	1.000.000	28.400.000	30.000.000	0,50	1,00	3,50	95,00	100,00
50	357	91	0	67	Construcción Escollera, Puerto y Defensa de Embarque sobre Río Bermejo - Aguas Blancas - Departamento de Orán - Provincia de Salta	100.000	500.000	1.000.000	38.400.000	40.000.000	0,50	1,00	3,50	95,00	100,00
50	357	91	0	77	Construcción para Reposición de Buques Balizadores de la Dirección Nacional de Vías Navegables	5.000.000	26.119.000	22.000.000	8.481.000	61.600.000	8,00	42,50	35,70	13,80	100,00
50	357	91	0	79	Recuperación del Sector de Barrancas Entre las Calles Rosario y Estrada - Granadero Baigorria - Provincia de Santa Fe	100.000	500.000	1.000.000	38.400.000	40.000.000	0,50	1,00	3,50	95,00	100,00
50	357	91	0	80	Consolidación de la Bajada Calle Formosa - Granadero Baigorria - Provincia de Santa Fe	100.000	500.000	1.000.000	28.400.000	30.000.000	0,50	1,00	3,50	95,00	100,00
50	357	91	0	82	Definición Traza de Apertura de Zona Beta del Canal Punta Indio de 143.900 Km., El Codillo, Hasta la Cota de 12 m. - Río de la Plata - República Argentina	497.380.000	500.000.000	500.000.000	2.502.620.000	4.000.000.000	12,50	12,50	12,50	62,50	100,00
50	357	91	0	83	Construcción Sede Administrativa y Galpones para la Relocalización del Distrito Río de la Plata de la Subsecretaría de Puertos y Vías Navegables - Ciudad Autónoma de Buenos Aires	45.000.000	50.000.000	50.000.000	155.000.000	300.000.000	15,00	16,00	16,50	52,50	100,00
50	357	91	0	84	Reconstrucción Muelle de Barcazas, Muelle de Cargas Generales y Obras complementarias en Puerto Ibicuy - Provincia de Entre Ríos	100.000	500.000	1.000.000	98.400.000	100.000.000	0,50	1,00	3,50	95,00	100,00
50	357	91	0	85	Construcción de Nueva Terminal Portuaria en Ita Ibaté - Provincia de Corrientes	100.000	500.000	1.000.000	178.400.000	180.000.000	0,10	0,40	1,50	98,00	100,00
52	600	1	0	24	Nuevo Edificio Centro Investigación Agropecuaria (CIAP) - Provincia de Córdoba	3.600.000	4.000.000	46.400.000	-	54.000.000	6,00	6,00	88,00	0,00	100,00
52	607	16	0	5	Construcción del Centro de Experimentación y Desarrollo de la Maricultura (CENIDMAR)	23.516.720	15.257.715	-	-	38.774.435	56,00	44,00	0,00	0,00	100,00
53	322	23	2	12	Cierre y Clausura de Basurales a Cielo Abierto Existente - Municipio de Chilecito, Provincia de La Rioja - Chilecito II - Gestión Integral de Residuos Sólidos Urbanos (GIRSU) II (BID Nº 3249/OC-AR)	7.483.431	20.000.000	-	-	27.483.431	27,00	73,00	0,00	0,00	100,00
53	322	23	2	13	Construcción Relleno Sanitario y Mejoramiento Basural a Cielo Abierto Parque Nacional Quebrada Condorito - Villa Carlos Paz, Córdoba - Etapa I (BID Nº 3249/OC-AR)	10.520.000	16.280.000	-	-	26.800.000	36,00	64,00	0,00	0,00	100,00
56	105	20	0	28	Modernización y Equipamiento de Laboratorios en Materiales Avanzados, Recubiertos y Tribología	5.000.000	9.851.691	9.030.000	9.559.309	33.441.000	15,00	25,00	30,00	30,00	100,00
56	105	21	0	26	Construcción Nuevo Edificio y Adecuación del Existente para Investigación en Aplicaciones Nucleares Agronómicas, Pecuarias y Ambientales	200.000	9.853.832	18.392.779	19.553.389	48.000.000	1,00	23,00	35,00	41,00	100,00
56	105	21	0	27	Mejoramiento y Ampliación de la Infraestructura del Centro Atómico Ezeiza - Fase II	8.000.000	8.568.549	14.000.000	9.431.451	[illegible]	[illegible]	20,00	30,00	30,00	100,00
56	105	22	0	11	Construcción de Instalaciones e Infraestructura del Área Central - Ezeiza - Fase II	500.000	7.892.000	6.155.650	15.452.350	30.000.000	1,00	26,00	20,00	53,00	100,00
56	105	22	0	12	Construcción Nuevo Edificio Instituto Sábato	8.000.000	7.500.000	5.169.782	21.330.218	[illegible]	15,00	19,00	13,00	53,00	100,00
56	105	23	0	16	Desarrollo y Fabricación de Instrumentos de Caracterización de Materiales Utilizando Haces de Neutrones del RA - 10	4.600.000	24.000.000	26.042.403	87.357.597	142.000.000	3,00	17,00	18,00	62,00	100,00
56	105	17	0	3	Construcción del Vehículo Lanzador Tronador II A	[illegible]	[illegible]	52.138.610	947.549.916	[illegible]	4,00	16,00	30,00	50,00	100,00
56	354	19	0	46	Aprovechamientos Hidroeléctricos del Río Santa Cruz Presidente Dr. Néstor Carlos Kirchner - Gobernador Jorge Cepernic (CCB Nº 2014011)	9.720.050.000	17.100.000.000	13.999.950.000	2.693.423.833	43.513.423.833	22,00	34,40	34,70	8,90	100,00
56	354	19	0	47	Aprovechamiento Multipropósito Chihuido I	[illegible]	1.183.550.000	-	-	[illegible]	90,00	10,00	0,00	0,00	100,00
56	354	25	0	59	Refuncionalización Canal 7 - Televisión Pública - Etapa II	4.500.000	18.035.485	15.000.000	10.000.000	47.535.485	9,47	37,94	31,56	21,03	100,00
56	354	25	0	60	Refuncionalización Integral Hospital Churruca - Etapa II	1.000.000	[illegible]	50.000.000	49.000.000	150.000.000	0,67	33,33	33,33	32,67	100,00
56	354	25	0	67	Construcción y Equipamiento del Plan Director 2ª Etapa Hospital Dr. Alejandro Posadas	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	12,00	[illegible]	[illegible]	[illegible]	100,00
56	354	25	0	70	Restauración Integral de la Iglesia San Pedro Telmo - Ciudad Autónoma de Buenos Aires	[illegible]	25.000.000	[illegible]	-	55.000.000	[illegible]	45,45	25,97	0,00	100,00
56	354	25	0	72	Construcción Complejo Fronterizo Pino Hachado - Provincia de Neuquén	2.000.000	36.494.855	25.000.000	-	63.494.855	3,15	57,44	39,41	0,00	100,00
56	354	25	0	73	Ampliación y Refuncionalización del Hospital Zonal de Agudos Blas L. Dubarry - Mercedes - Buenos Aires	134.000.000	15.000.000	-	-	149.000.000	89,93	10,07	0,00	0,00	100,00
56	354	25	0	74	Construcción Centro de Rehabilitación Regional Integral y Geriátrico de Río Gallegos	180.000.000	60.000.000	-	-	240.000.000	75,00	25,00	0,00	0,00	100,00
56	354	25	0	75	Construcción Centro de Diagnóstico por Imágenes - Río Gallegos	50.000.000	25.000.000	-	-	75.000.000	66,50	[illegible]	0,00	0,00	100,00
56	354	25	0	76	Construcción Hospital Los Antiguos - Provincia de Santa Cruz	40.000.000	16.000.000	-	-	[illegible]	71,50	28,50	0,00	0,00	100,00
56	354	[illegible]	0	1	Construcción del Centro de [illegible] "CIARD"	85.000.000	385.000.000	-	-	[illegible]	18,00	82,00	0,00	0,00	100,00
56	604	16	3	55	Ruta Nacional Nº 242 y Ruta Nacional Nº 40 - Tramo: Transferencia por Funciones Operativa (T.F.O.) Neuquén - Convenio 15 - Sección: Catán Lil - Límite Mendoza / Las Lajas - Chile	6.973.917	18.517.000	11.543.083	-	37.034.000	18,83	50,00	31,17	0,00	100,00
56	604	16	3	54	Ruta Nacional Nº 23, Ruta Nacional Nº 22, Ruta Nacional Nº 250 Ruta Nacional Nº232 Ruta Nacional Nº 1S40 - Tramo: Transferencia por Funciones Operativa (T.F.O.) Río Negro Convenio 15 - Sección: Tramos Varios	8.533.667	14.764.000	6.230.333	-	29.528.000	28,90	50,00	21,10	0,00	100,00

27 1 98



H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
33/.

CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	16	3	55	Ruta Nacional Nº 3, Ruta Nacional Nº40, Ruta Nacional Nº281, Ruta Nacional Nº288, Ruta Nacional Nº293 - Tramo: Transferencia por Funciones Operativa (T.F.O.) Santa Cruz - Convenio 15 - Sección: Tramos Varios	35 777.792	25 848 500	60 070 708	-	121 697 000	29,40	21 24	49 36	0 00	100 00
56	604	16	3	57	Ruta Nacional Nº 52 - Ruta Nacional Nº 40 - Tramo: Transferencia por Funciones Operativa (T.F.O.) Jujuy Convenio 15 - Sección: Tramos Varios	17.500.000	30.000.000	12.500.000	-	60.000.000	29,17	50 00	20 83	0 00	100,00
56	604	16	3	58	Ruta Nacional Nº 1S40 - Tramo: Transferencia por Funciones Operativa (T.F.O.) Chubut Límite con Río Negro - Empalme Ruta Nacional Nº 40 - Convenio 10 - Sección: Km. 240 - Km. 279	12.300.000	16.400.000	4.100.000	-	32.800.000	37,50	50 00	12,50	0,00	100,00
56	604	16	3	61	Ruta Nacional Nº 22; Tramo: Transferencia por Funciones Operativa (T.F.O.) - Puente Sobre Río Neuquén - Plottier (Nº 1); Sección: km.1217,88 - km. 1237,00	2 613 833	33.766.000	30.952.167	-	67.532.000	4,17	50 00	45 83	0 00	100 00
56	604	16	4	16	Rutas Nacionales Varias en Zona Sur: Provincia de Buenos Aires, Provincia de Neuquén, Provincia de Chubut, Provincia de La Pampa, Provincia de Santa Cruz y Provincia de Tierra del Fuego	5 588 867	30 179.880	50.299.800	165 430 453	251 499 000	2,22	12 00	20 00	65 78	100 00
56	604	16	4	17	Rutas Nacionales Varias en Zona Litoral y Noroeste: Provincia de Buenos Aires, Provincia de Santa Fe, Provincia de Corrientes, Provincia de Misiones, Provincia de Entre Ríos, Provincia del Chaco y Provincia de Formosa	5 317.200	28 712 880	47 854 800	157.389 120	239 274 000	2,22	12 00	20 00	65,78	100 00
56	604	16	4	18	Rutas Nacionales Varias en Zona Centro: Provincia de Córdoba, Provincia de Mendoza, Provincia de La Rioja, Provincia de San Juan y Provincia de San Luis	3.214 333	9 918.514	16 530 857	28 194.295	57.857.999	5 56	17,14	28 57	48 73	100 00
56	604	16	4	19	Rutas Nacionales Varias en Zona Norte: Provincia de Tucumán, Provincia de Salta, Provincia de Jujuy, Provincia de Catamarca y Provincia de Santiago del Estero	3.235.222	9 982.971	16 638.286	28 377 521	58.234.000	5 56	17,14	28 57	48 73	100 00
56	604	16	4	20	Señalamiento Horizontal Zona Sur - Etapa IIIb - Provincia de Neuquén, Provincia de Chubut, Provincia de La Pampa, Provinica de Río Negro y Provincia de Santa Cruz	3.146.667	9 709 714	16.182.857	27.600 762	56.640.000	5 56	17,14	28 57	48 73	100 00
56	604	16	4	21	Señalamiento Vertical en Rutas Varias en la Provincia de Chubut	466.667	34.533.333	-	-	35.000.000	1,33	98,67	0,00	0,00	100,00
56	604	16	4	22	Señalamiento Horizontal Zona Centro - Etapa IIIa - Provincia de Buenos Aires, Provincia de Córdoba, Provincia de Mendoza, Provincia de San Juan, Provincia de San Luis y Provincia de La Pampa	5.252.244	28.362.120	47.270 200	155 466 436	236.351.000	2,22	12,00	20,00	65,78	100,00
56	604	16	4	23	Señalamiento Horizontal Zona Norte - Etapa IIIa - Provincia de Córdoba, Provincia de Tucumán, Provincia de Salta, Provincia de Jujuy, Provincia de Santa Fe, Provincia de La Rioja, Provincia de Catamarca, Provincia de Santiago del Estero	5.235 822	28.273 440	47.122.400	154 980 338	235 612 000	2,22	12,00	20 00	65,78	100 00
56	604	16	6	19	Ruta Nº 3 - Empalme Ruta Provincial Nº 4 - Empalme Ruta Provincial Nº 6 - Km. 18 - Km. 61	9.292.000	27.876.000	27.876.000	46 460.000	111.504.000	8,33	25,00	25,00	41 67	100,00
56	604	16	6	49	Mantenimiento 30 Puentes - Ruta Nacional Nº 34 y Nº 50	166.667	5.000.000	24.833.333	-	30.000.000	0,56	16,67	82,77	0 00	100,00
56	604	16	6	50	Ruta Nacional Nº 149 Tramo Barreal - Empalme Ruta Nacional Nº 150 (Las Flores) - Empalme Ruta Provincial Nº 12 (Pacheco)	296.944	6.725.000	46.428.056	-	53.450.000	0,56	12,58	86,86	0,00	100,00
56	604	16	6	[illegible]	Ruta Nacional Nº 40 - Ruta Nacional Nº A014 -20 Límite con Mendoza - Avenida Circunvalación de San Juan / Acceso a Santa Lucía - Avenida Circunvalación de San Juan Km. 3377,8 - Km. 3481,7 y Km. 3466,5 - Km. 3467,3 / Km. 0,0 - Km. 16,0 / Km. 577,3 - Km. 580,7	4.165.458	11.996.520	19 994.200	63 814 822	99.971 000	4,17	12 00	20 00	63 83	100 00
56	604	16	6	56	Ruta Nacional Nº 152 El Carancho - Casa de Piedra	166.667	5.000.000	24.833.333	-	30.000.000	0,56	16,67	82,77	0,00	100,00
56	604	16	6	62	Ruta Sin Número sobre Puente Posadas - Encarnación	523.056	7.075.000	86.551.944	-	94.150.000	0,56	7,51	91,93	0,00	100,00
56	604	16	6	65	Ruta Nacional Nº 9 Yala - La Quiaca	2.623.583	7.555.920	12.593.200	40 193,297	62.966.000	4,17	12,00	20,00	63,83	100,00
56	604	16	6	68	Mantenimiento de Rutina por Sistema Modular de Ruta Nacional Nº3 / Ruta Nacional Nº251 General Conesa - Empalme Ruta Nacional Nº3 - Acceso a S.A.O. Km. 119 - Km. 204 / Empalme Ruta Naciona Nº 251 - Arroyo Verde - Límite con Chubut - Km. 1139 - Km. 1304	333.333	10.000.000	49.666.667	-	60.000.000	0,56	16,67	82,77	0,00	100,00
56	604	16	6	69	Mantenimiento por Sistema Modular Ruta Nacional Nº40 El Sosneado - Pareditas	166.667	5.000.000	24.833.333	-	30.000.000	0 56	16,67	82,77	0,00	100,00
56	604	16	6	70	Ruta Nacional Nº 76 - Tramo: Empalme Ruta Nacional Nº 40 (Río Capayan) - Límite con la Provincia de Catamarca, Sección: Km. 0,00 - Km. 78,52	1.311.208	3.776.280	6.293.800	20 087,712	31.469.000	4,17	12,00	20,00	63,83	100,00
56	604	16	6	71	Ruta Nacional Nº 40 - 76 - Tramo: Límite con la Provincia de San Juan - Piedra Pintada (Cuesta de Miranda) / Empalme Ruta Nacional Nº 40 (Villa Unión) - Villa Castelli - Sección: Km. 3711,28 - Km. 3808 / Km. 112,74 - Km. 149,62	1.703 706	4 906 680	8.177.800	26 100 812	40.889.000	4 17	12 00	20 00	63 83	100 00
56	604	16	6	72	Ruta Nacional Nº186 Empalme Ruta Nacional Nº143, Colonia Lopez - Empalme Ruta Nacional Nº40, Malargüe - Km.827,93 - Km.1.033,27 - Provincia de Mendoza	793.261	21 393 500	120.600.239	-	142 787 000	0 56	14,98	84,46	0 00	100 00
56	604	16	6	73	Ruta Nacional Nº3 Comandante Luis Piedra Buena - Empalme Ruta Nacional Nº40 - Progresiva 2.372,21 - Progresiva 2.582,36 - Provincia de Santa Cruz	3 077 958	8.864.520	14.774.200	47 154 322	73 871 000	4.17	12,00	20,00	63 83	100,00
56	604	16	6	74	Ruta Nacional Nº3 Empalme Ruta Provincial Nº4 y Ruta Provincial Nº21 - Km.16,8 - Km.26,20 - Provincia de Buenos Aires	1.911.250	6.255.000	31.275.000	85 658.750	125.100.000	1 53	5 00	25 00	68,47	100 00
56	604	16	6	75	Ruta Nacional Nº 22, Ruta Nacional Nº 229 y Ruta Nacional Nº249 - Empalme Ruta Nacional Nº 3 - Puente sobre Río Colorado - Barrio Mirasol, Punta Alta - Empalme Ruta Nacional Nº 3 y Nº 229 - Km. 718 - Km.857 / Km.15,97 - Km.25,90 / Km.651 - Km.670,55 - Provincia de Buenos Aires	250.000	2.500.000	42.250.000	-	45.000.000	0 56	5 56	93 88	0 00	100,00
56	604	16	6	76	Ruta Nacional A 008 - Tramo: Río Paraná - Empalme Av. Belgrano - Km.0,00 - Km.29,76 - Provincia de Santa Fe	444.444	10.000.000	69.555.556	-	80.000.000	0,56	12,50	86 94	0,00	100,00
56	604	16	6	77	Ruta Nacional Nº 40 - Tramo Gobernador Gregores - Bajo Caracoles - Sección: Km. 918 56 - Km. 1.127,79	156.550	4.089.500	23.932.950	-	28.179.000	0,56	14,51	84 93	0,00	100 00





H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
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CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	16	6	76	Ruta Nacional Nº 40 - Tramo: Bajo Caracoles - Límite con Chubut - Sección Km 1.127,79 - Km. 1.374,69	204.611	8.415.000	26.210.389	-	36.830.000	0,56	22,85	76,59	0,00	100,00
56	604	16	6	79	Ruta Nacional Nº 3 - Tramo: Empalme Ruta Provincial Nº 39 - Acceso a Rada Tilly - Sección Km. 1.822,20 - Km. 1.842,77	372.222	4.500.000	44.227.778	-	49.000.000	0,56	9,18	90,26	0,00	100,00
56	604	16	6	80	Ruta Nacional Nº 34 - Tramo: Río Seco - Límite con Bolivia - Sección: Km. 1374,12 - Km. 1487,32	388.889	5.000.000	64.611.111	-	70.000.000	0,56	7,14	92,30	0,00	100,00
56	604	16	6	81	Ruta Nacional Nº 142, Ruta Nacional Nº 40, Ruta Nacional Nº 7 - Tramo: Gustavo Andre - Empalme Ruta Nacional Nº20 Mendoza / Límite San Juan - Sección: Km. 35 - Km. 112,5, Km. 3.304 - Km. 3.377 y Km. 997,4 - Km. 1.041,8	1.555.556	20.000.000	170.000.000	88.444.444	280.000.000	0,56	7,14	60,71	31,59	100,00
56	604	16	6	82	Ruta Nacional Nº151,143 y Variante 143-Mantenimiento por Sistema Modular-Tramo:Ruta Nacional Nº151 Empalme Ruta Provincial Nº14-Empalme V.143;V.143:Limay Mahuida-Límite con Mendoza y Empalme Ruta Provincial Nº10-Empalme Ruta Nacional Nº 143; Sección:Km269,82-[illegible]	194.444	7.500.000	27.305.556	-	35.000.000	0,56	21,43	78,01	0,00	100,00
56	604	16	6	83	Ruta Nacional Nº 12; Tramo Límite con Entre Ríos - Empalme Ruta Provincial Nº 25, Sección km. 547,36 - km. 788,33	333.333	10.000.000	49.666.667	-	60.000.000	0,56	16,67	82,77	0,00	100,00
56	604	16	7	2	Ruta Nº 38 - Corredor 2 (200 Km)	849.000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2,50	25,00	71,94	100,00
56	604	16	7	4	Ruta Nº 14 - Corredor 4 (30 km)	1.050.000	[illegible]	[illegible]	29.950.389	[illegible]	1,67	4,67	46,15	47,56	100,00
56	604	16	7	9	Ruta Nº 95 - Acceso a Sáenz Peña Chaco - Km. 1.112,66 - Km. 1.115,53 - Provincia de Chaco	1.241.000	3.724.000	37.240.000	59.515.000	111.720.000	1,11	3,33	33,33	62,23	100,00
56	604	16	7	61	Ruta Nº 9-Empalme Ruta Nacional Nº 52 - Tilcara - Río Purmamarca; km 1752,41	611.000	2.000.000	18.000.000	34.389.000	54.000.000	1,11	3,33	33,33	62,23	100,00
56	604	16	7	80	Ruta Nacional Nº 151 Límite R o Negro - La Pampa y Empalme Ruta Provincial Nº 14 Km. 150,18 - Km. 259,82	331.000	1.987.200	9.936.000	17.553.800	29.808.000	1,11	6,67	33,33	58,89	100,00
56	604	16	7	81	Ruta Nacional Nº 22 Choele Choel - Empalme Ruta Nacional Nº 250 (Chimpay) Km. 997,51 - Km. 1.048,57	5.722.000	20.166.000	20.166.000	13.444.000	60.498.000	11,11	33,33	33,33	22,23	100,00
56	604	16	7	87	Travesía Urbana por Villa Ángela Km. 1015,50 - Km. 1019,85 - Construcción de Colectoras, Mejora de Accesos y Pavimentación de Av. San Martín (Ex Ruta Nacional Nº 89)	405.000	1.214.732	12.147.332	22.674.934	36.442.000	1,11	3,33	33,33	62,23	100,00
56	604	16	7	89	Ruta Nacional Nº9 Km. 114 - Intersección con Ruta Provincial Nº 208 - Construcción de Rotonda	4.526.875	8.691.600	14.486.000	8.510.525	36.215.000	12,50	24,00	40,00	23,50	100,00
56	604	16	7	90	Ruta Nacional Nº16 Km. 154 - Km. 156,5 - Travesía Urbana Quitilipi - Provincia de Chaco	444.000	1.333.333	13.333.333	[illegible]	40.000.000	1,11	3,33	33,33	62,23	100,00
56	604	16	7	91	Ruta Nacional Nº95 - Km. 866,6 - Km. 868,1 - Acceso a Corzuela Du Graty - Provincia de Chaco	889.000	1.600.000	16.000.000	21.511.000	40.000.000	2,22	4,00	40,00	53,78	100,00
56	604	16	7	92	Ruta Nacional Nº 89 - Km. 229,4 - Km. 232 - Travesía Urbana Las Breñas - Provincia de Chaco	[illegible]	2.327.892	23.078.923	23.760.385	50.000.000	1,67	4,62	46,15	47,56	100,00
56	604	16	7	93	Ruta Nacional Nº 89 - Km. 246,7 - Km. 247,8 - Travesía Urbana Charata - Provincia de Chaco	667.[illegible]	2.150.000	21.000.000	26.183.000	50.000.000	1,33	4,29	42,86	51,52	100,00
56	604	16	7	94	Ruta Nacional Nº 34 - Tramo: Empalme Ruta Nacional Nº 9 - Límite con Jujuy - Sección: Km. 1134,94 - Km 1138,71	681.000	3.062.500	30.625.000	88.131.500	122.500.000	0,56	2,50	25,00	71,94	100,00
56	604	16	7	96	Ruta Nacional Nº 152 - Tramo: Empalme Ruta Nacional Nº 35 - El Carancho - Sección: General Acha [illegible] Km. 0,00 - Km. 72,06)	404.000	1.999.667	19.996.667	37.593.466	59.996.000	0,67	3,33	33,33	62,67	100,00
56	604	16	8	25	Ruta Nacional Nº 52 - Empalme Ruta Nacional Nº 9 - Empalme Ruta Provincial Nº 79	400.000	1.440.000	14.400.000	19.760.000	36.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	8	29	Ruta Nacional Nº 52, Tramo Susques - Empalme Ruta Provincial Nº 70	566.000	2.038.[illegible]	20.384.[illegible]	27.97[illegible]	50.960.000	1,11	4,00	40,00	54,89	100,00
56	604	16	8	44	Ruta Nacional Nº 40 - Tramo Huaco - Límite con La Rioja	349.000	3.143.333	15.367.407	28.290.260	47.150.000	0,74	6,67	32,59	60,00	100,00
56	604	16	8	53	Ruta Nacional Nº 3 - Rotonda Norte (Trelew) - Alto Nivel - Empalme con Ruta Nacional Nacional Nº 25 y Acceso Base Zar	3.304.817	7.931.600	13.219.667	15.202.616	39.659.000	8,33	20,00	33,33	38,34	100,00
56	604	16	8	56	Ruta ex - Nº 9 - Empalme Ruta Nacional Nº 9 - Puente Lucas Córdoba	208.000	1.125.[illegible]	11.255.[illegible]	15.[illegible]	28.138.000	0,74	4,00	40,00	55,26	100,00
56	604	16	8	65	Ruta Nacional Nº 143 Limay Mahuida - Paso de los Algarrobos Sección I Km. 148,96 - Km. 177,90	533.000	1.280.000	12.800.000	17.387.000	32.000.000	1,67	4,00	40,00	54,33	100,00
56	604	16	8	66	Ruta Nacional Nº 143 Limay Mahuida - Paso de los Algarrobos Sección II Km. 177,9 - Km. 204,65	420.000	1.008.000	10.080.000	13.692.000	25.200.000	1,67	4,00	40,00	54,33	100,00
56	604	16	8	69	Ruta Nacional Nº 3 Salida Río Gallegos - Límite Internacional con Chile Progresiva 2.633,00 - Progresiva 2.636,00	4.183.056	12.907.714	21.512.851	36.691.379	75.295.000	5,56	17,14	28,57	48,73	100,00
56	604	16	9	7	Ruta Nacional Nº 64 - Límite Santiago del Estero - Catamarca - Km. 105,88 - Km. 182,06	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	8	Ruta Nacional Nº 9 - Humahuaca - Empalme Ruta Provincial 73 - Esquina Blanca - Arroyo Agua Chica	4.438.778	9.587.760	15.979.600	9.942.862	39.949.000	11,11	24,00	40,00	24,89	100,00
56	604	16	9	9	Ruta Nacional Nº 9 - Tres Cruces - Cangrejillos - Lumara - Abra Pampa - Arroyo Chinaite	4.105.111	8.867.040	14.778.400	9.[illegible]	36.946.000	11,11	24,00	40,00	24,89	100,00
56	604	16	9	10	Ruta Nacional Nº 52 - Límite Salta / Jujuy - Susques - Río Chucalito	606.689	1.820.000	18.200.[illegible]	[illegible]	[illegible]	[illegible]	3,33	33,33	61,88	100,00
56	604	16	9	11	Ruta Nacional Nº 148 - Luján Empalme Ruta Provincial Nº 9 - Límite con Catamarca - Km. 0 - Km. 34,99	444.444	1.600.000	16.000.000	21.955.556	40.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	12	Ruta Nacional Nº 147 - Río El Médano - La Chañarienta - Km. 874,22 - Km. 923,1	444.444	1.600.000	16.000.000	21.955.556	40.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	17	Ruta Nacional Nº 16 - Límite con Chaco - El Caburé - Km. 316 - Km. 386	3.866.200	9.588.880	15.[illegible]	10.[illegible]	38.[illegible]	10,00	24,00	40,00	26,00	100,00
56	604	16	9	24	Ruta Nacional Nº 3 - Estancia Sara - Cabo Domingo - Km. 2790,70 - Km. 2820,83	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	25	Ruta Nacional Nº 3 - Kosovo - La Herradura - Km. 2974,42 - Km. 3006,28	25.652.000	65.652.000	7.842.0[illegible]	[illegible]	[illegible]	28,00	66,00	6,00	0,00	100,00
56	604	16	9	27	Ruta Nacional Nº 16 - El Quebrachal - Empalme Ruta Nacional Nº 9 y Ruta Nacional Nº 34 - Km 677,65 - Km. 707,25	3.673.111	7.933.920	13.223.200	8.227.769	33.058.000	11,11	24,00	40,00	24,89	100,00
56	604	16	9	29	Ruta Nacional Nº 34 - General Mosconi - Límite con Bolivia - Km. 1453 - Km. 1488	6.425.778	[illegible]	[illegible].132,8[illegible]	14.383.74[illegible]	57.832.000	11,11	24,00	40,00	24,89	100,00


H. SENADO DE LA NACIÓN
FOLIO
73
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

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CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	16	9	31	Ruta Nacional Nº 3 - Acceso Estancia San Pedro - Ruta Provincial Nº 2 - Arroyo Pirámides - Km 1352,13 - Km. 1372,22	360.000	1.080.000	10.800.000	14.760.000	27.000.000	1,33	4,00	40,00	54,67	100,00
56	604	16	9	33	Ruta Nacional Nº 3 - Ruta Nacional Nº 25 Trelew - Malaspina - Km. 1460 - Km. 1691,46	2.522,667	6.054.400	10.090.667	11.604.266	30.272.000	8,33	20,00	33,33	38,34	100,00
56	604	16	9	35	Ruta Nacional Nº 1s40 - Las Bayas - Límite Río Negro /Chubut	648.267	1.656.971	16.869.714	19.911.048	38.896.000	1,67	4,29	42,86	51,18	100,00
56	604	16	9	37	Ruta Nacional Nº 12 - Empalme Ruta Provincial Nº 12 y Ruta Provincial Nº 32 - Km. 333,49 - Km. 401,43	486.667	1.168.000	11.680.000	15.865.333	29.200.000	1,67	4,00	40,00	54,33	100,00
56	604	16	9	40	Ruta Nacional Nº52 Km. 194,02 - Km. 257,06 - Empalme Ruta Provincial Nº 70 - Límite con Chile	825.917	26.204.083	-	-	27.030.000	3,06	96,94	0,00	0,00	100,00
56	604	16	9	46	Ruta Nacional Nº12 Empalme Ruta Provincial Nº 1 - Río Guayquiraro Límite con Corrientes - Km. 604,7 - Km. 647,2 - Bacheo Fresado y Repavimentación de Calzada	444.444	1.600.000	16.000.000	21.955.556	40.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	49	Ruta Nacional Nº 25 - Tramo: Trelew -Dolavon - Sección: Km. 34,95 - Km. 56,46	444.444	1.600.000	16.000.000	21.955.556	40.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	57	Ruta Nacional Nº40 - Las Mojarras (Catamarca) - Quilmes (Tucumán) - Sección I: Empalme Ruta Nacional Nº39 - Límite con Tucumán y Sección II: Límite con Catamarca - Empalme Ruta Nacional Nº357	500.000	1.928.571	19.285.714	23.285.715	45.000.000	1,11	4,29	42,86	51,74	100,00
56	604	16	9	58	Ruta Nacional Nº89 - Límite con Chaco - Quimili - Km 311 - Km 383 - Provincia de Santiago del Estero	444.444	1.600.000	16.000.000	21.955.556	40.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	59	Ruta Nacional Nº65 - Alpachiri - Límite con Catamarca - Km.18,43 - Km.47,59 - Provincia de Tucumán	414.815	1.120.000	11.200.000	15.265.185	28.000.000	1,48	4,00	40,00	54,52	100,00
56	604	16	9	60	Ruta Nacional Nº35 - Winifreda - Eduardo Castex - Km.370,72 - Km.404,48 - Provincia de La Pampa	587.989	2.267.957	22.679.571	27.383.483	52.919.000	1,11	4,29	42,86	51,74	100,00
56	604	16	9	62	Ruta Nacional Nº149 - Puente Río San Juan (Pachaco) - Empalme Ruta Provincial Nº436 - Km 193 - Km.244 - Provincia de San Juan	237.037	1.476.923	14.769.231	15.516.809	32.000.000	0,74	4,62	46,15	48,49	100,00
56	604	16	9	63	Ruta Nacional Nº141 - Límite con La Rioja - Empalme Ruta Provincial Nº510 (Marayes) - Km.81,860 - Km.102,66 - Provincia de San Juan	527.689	2.035.371	20.353.714	24.575.226	47.492.000	1,11	4,29	42,86	51,74	100,00
56	604	16	9	64	Ruta Nacional Nº 131 - Empalme Ruta Nacional Nº12 - Empalme Ruta Provincial Nº 11	444.444	1.600.000	16.000.000	21.955.556	40.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	65	Ruta Nacional Nº 147 - Tramo: Río el Médano - La Chañarienta	444.444	1.600.000	16.000.000	21.955.556	40.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	66	Ruta Nacional Nº 95 - Tramo: Empalme Ruta Provincial Nº 17 - Empalme Ruta Provincial Nº 2 - Sección: Km. 711,58 - Km. 728,58	315.611	1.136.200	11.362.000	15.591.189	28.405.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	67	Ruta Nacional Nº 95 - Tramo: Empalme Ruta Provincial Nº 17 - Empalme Ruta Provincial Nº 2 - Sección: Km. 728,56 - Km. 748,0	302.322	1.088.360	10.883.600	14.934.718	27.209.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	70	Ruta Nacional Nº 150 - Tramo: Las Flores - Peñasquito - Sección: Km. 295,65 - Km. 323,36	1.722.222	3.875.000	38.750.000	110.652.778	155.000.000	1,11	2,50	25,00	71,39	100,00
56	604	16	9	73	Ruta Nacional Nº 154 - Tramo: Empalme Ruta Nacional Nº35 - Km. 111,20 - Sección: Km. 0,00 - Km. 111,20	420.433	3.492.831	34.928.308	36.836.428	75.678.000	0,56	4,62	46,15	48,67	100,00
56	604	16	9	74	Ruta Nacional Nº 260 - Tramo: Empalme Ruta Nacional Nº 40 - Límite con Chile - Sección: km 0,00 - km 104,63	507.111	1.956.000	19.560.000	23.616.889	45.640.000	1,11	4,29	42,86	51,74	100,00
56	604	16	9	75	Ruta Nacional Nº 40 - Tramo: San Martín de los Andes (Entrada) - Acc. A Va. Ruca Hue - Sección: km 2211,43 - km 2220,09	433.333	1.560.000	15.600.000	21.406.667	39.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	76	Ruta Nacional Nº 40 - Tramo: Las Lajas - Chos Malal - Sección: Km. 2.554 - Km. 2.600	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	9	81	Ruta Nacional Nº 9 - Tramo: Carcarañá - Cañada de Gómez - Sección: Puente sobre Río Carcarañá	655.556	1.180.000	11.800.000	15.864.444	29.500.000	2,22	4,00	40,00	53,78	100,00
56	604	16	9	82	Ruta Nacional Nº 118; Tramo: Empalme Ruta Provincial Nº 5 - Empalme Ruta Nacional Nº 12; Sección: km. 138,88 - km. 196,06	353.333	1.060.000	10.600.000	14.486.667	26.500.000	1,33	4,00	40,00	54,67	100,00
56	604	16	9	83	Ruta Nacional Nº 40; Tramo: Límite Neuquén / Mendoza - Empalme Ruta Provincial Nº 221 ; Sección KM. 2740,59 - KM. 2776,88	740.741	2.150.000	21.000.000	26.109.259	50.000.000	1,48	4,29	42,86	51,37	100,00
56	604	16	9	84	Ruta Nacional Nº 40; Tramo: Adan Quiroga - Tucunuco; Sección. km. 3559,48 - km. 3575,34	622.222	1.120.000	11.200.000	15.057.778	28.000.000	2,22	4,00	40,00	53,78	100,00
56	604	16	9	85	Ruta Nacional Nº 16; Tramo: El Caburé - Límite Chaco / Salta; Sección: km. 386,6 - km. 502,8	444.444	1.600.000	16.000.000	21.955.556	40.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	[illegible]	[illegible]	Obras de Seguridad Vial en Accesos a Puentes - Rutas Varias - Provincia de Entre Ríos	388.889	1.400.000	14.000.000	19.211.111	35.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	[illegible]	[illegible]	Obras de Seguridad Vial en Accesos a Puentes - Rutas Varias - Provincia de Jujuy	388.889	1.400.000	14.000.000	19.211.111	35.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	[illegible]	[illegible]	Obras de Seguridad Vial en Accesos a Puentes - Rutas Varias - Provincia de Salta	388.889	1.400.000	14.000.000	19.211.111	35.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	[illegible]	[illegible]	Obras de Seguridad Vial en Accesos a Puentes - Rutas Varias - Provincia de Santa Fe	388.889	1.400.000	14.000.000	19.211.111	35.000.000	1,11	4,00	40,00	54,89	100,00
56	[illegible]	[illegible]	10	5	Ruta Nacional Nº38 - Límite con La Rioja - Capayán - Provincia de Catamarca	259.259	1.166.667	11.666.667	21.907.407	35.000.000	0,74	3,33	33,33	62,60	100,00
56	[illegible]	[illegible]	10	6	Ruta Nacional Nº38 - Límite Catamarca/ Tucumán - Paradores sobre Ruta Nacional Nº 38 Norte - Provincia de Catamarca	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	[illegible]	[illegible]	10	11	Obras de Seguridad en Rutas Varias - Zona Norte : Provincia de Córdoba, Provincia de Tucumán, Provincia de Salta, Provincia de Jujuy, Provincia de Santa Fe, Provincia de La Rioja, Provincia de Catamarca y Provincia de Santiago del Estero	666.667	1.714.286	17.142.857	20.476.190	40.000.000	1,67	4,29	42,86	51,18	100,00
56	[illegible]	[illegible]	10	12	Obras de Seguridad en Rutas Varias - Zona Litoral: Provincia de Santa Fe, Provincia de Corrientes, Provincia de Misiones, Provincia de Entre Ríos, Provincia del Chaco y Provincia de La Rioja	666.667	1.714.286	17.142.857	20.476.190	40.000.000	1,67	4,29	42,86	51,18	100,00
56	[illegible]	[illegible]	10	[illegible]	Obras de Seguridad en Rutas Varias - Zona Centro: Provincia de Buenos Aires, Provincia de Córdoba Provincia de Mendoza , Provincia de San Juan, Provincia de San Luis y Provincia de La Pampa	666.667	1.714.286	17.142.857	20.476.190	40.000.000	1,67	4,29	42,86	51,18	100,00


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN
PRESIDENCIA

27 1 98

~~CONTRATACIÓN DE OBRAS~~ O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	16	10	14	Obras de Seguridad en Rutas Varias - Zona Sur: Provincia de Buenos Aires (19°), Provincia de Río Negro, Provincia de La Pampa, Provincia de Santa Cruz, Provincia de Tierra del Fuego, Provincia de Chubut y Provincia de Neuquén	666.667	1.714.286	17.142.857	20.476.190	40.000.000	1,67	4,29	42,86	51,18	100,00
56	604	16	10	20	Ruta Nacional Nº 9 - Autopista - Ruta Nacional Nº A-008 - Ruta Nacional Nº A-012 - Km. 298,51 "Avenida Wilde" - Provincia de Santa Fe	422.222	1.900.000	19.000.000	35.677.778	57.000.000	0,74	3,33	33,33	62,60	100,00
56	604	16	10	21	Ruta Nacional A-007 - Empalme Ruta Nacional Nº 11 - Empalme Ruta Nacional Nº 168 - Km 6,8 - Acceso a Varadero [illegible] - Provincia de Santa Fe	263.889	1.058.000	10.580.000	14.518.111	26.450.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	23	Ruta Nacional Nº 34 - Paso Urbano por Selva - Km 403- Km 405 - Provincia de Santiago del Estero	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	24	Ruta Nacional Nº 65 - Empalme Ruta Nacional Nº 38 - Límite Tucumán/ Catamarca - Puente sobre Calle Padilla [illegible] - Provincia de Tucumán	192.593	1.733.333	8.666.667	15.407.407	26.000.000	0,74	6,67	33,33	59,26	100,00
56	604	16	10	25	Ruta Nacional Nº 9 y Ruta Nacional Nº 38 - Arroyo Mista - San Miguel de Tucumán - Distribuidor San Cayetano - Provincia de Tucumán	570.370	2.566.667	25.666.667	48.196.296	77.000.000	0,74	3,33	33,33	[illegible]	100,00
56	604	16	10	26	Ruta Nacional Nº 154 - Empalme Ruta Provincial Nº 28 - Empalme Ruta Nacional Nº 22 - Km.111,00-Km. [illegible] - Provincia de La Pampa	486.033	1.874.700	18.747.000	22.635.267	43.743.000	1,11	4,29	42,86	51,74	100,00
56	604	16	10	28	Ruta Nacional Nº 35 - Rotonda Norte Santa Rosa - Empalme Ruta Provincial Nº 10 - Acceso Norte a Santa Rosa - Km.326,7? - Km. 333,6 - Provincia de La Pampa	274.074	1.233.333	12.333.333	23.159.260	37.000.000	0,74	3,33	33,33	62,60	100,00
56	604	16	10	29	Ruta Nacional Nº 40 - San Martín de Los Andes - Junín de Los Andes - Km.2.213,25 -Km.2.221,70 - Provincia de Neuquén	400.000	2.571.429	25.714.286	61.314.285	90.000.000	0,44	2,86	28,57	68,13	100,00
56	604	55	10	30	Ruta Nacional Nº 40 - Lago Villarino - San Martín de Los Andes - Km. 2.206,6 - Km.2.211,0 - Provincia de Neuquén	2.670.722	8.241.086	13.735.143	23.426.049	48.073.000	5,56	17,14	28,57	48,73	100,00
56	604	16	10	31	Ruta Nacional Nº 22 - Intersección Ruta Nacional Nº 250 -Chimpay - Km.1.050 - Provincia de Río Negro	322.222	1.160.000	11.600.000	15.917.778	29.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	32	Ruta Nacional Nº 22 - Límite con la Provincia de La Pampa - Intersección Ruta Nacional Nº 250 - Intersección Ruta Nacional Nº 251 - Provincia de Río Negro	518.519	2.333.333	23.333.333	43.814.815	70.000.000	0,74	3,33	33,33	62,60	100,00
56	604	16	10	33	Ruta Nacional Nº 3 - Tramo: Camino a Bahía San Blas - Límite Buenos Aires / Río Negro - Sección: Intersección Av. Juan de la Piedra (Km. 96?)	388.889	1.400.000	14.000.000	19.211.111	35.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	34	Ruta Nacional Nº 3 - Tramo: Teniente Origone - Pedro Luro - Sección, Intersección Acceso a Pedro Luro (Km. 108)	388.889	1.400.000	14.000.000	19.211.111	35.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	37	Ruta Nacional Nº 40 - Tramo: Cachi - Empalme Ruta Provincial Nº 33 - Sección: Km. 4.500,08 - Km. 4.511,??	194.444	1.166.667	11.666.667	21.972.222	35.000.000	0,56	3,33	33,33	62,78	100,00
56	604	16	10	38	Obras de Seguridad - Ruta Nacional Nº 141 Tramo: Límite con La Rioja - Bermejo - Sección I: Km. 81,96 - Km. 203,72 y Ruta Nacional Nº 20 - Tramo: Límite con San Luis - Empalme Ruta Nacional Nº 141 - Sección: Km. 413,6? - Km. 545,7	1.393.822	2.688.086	26.880.857	31.759.235	62.722.000	2,22	4,29	42,86	50,63	100,00
56	604	16	10	39	Ruta Nacional Nº 8 - Tramo: Límite Córdoba / San Luis - Intersección Ex Ruta Nacional Nº 8 - Sección: Km. 693,76 - Km. 724,??	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	42	Obra de Seguridad: Repavimentación Rotondas - Ruta Nacional Nº 7 - Tramo: Límite Córdoba / San Luis - Límite Mendoza - Sección: km. ?23,94 - km. 885,56	311.111	1.120.000	11.200.000	15.368.889	28.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	43	Ruta Nacional Nº 95 - Tramo: Pozo Borrado - Villa Minetti - Sección: Acceso a Villa Minetti (Km. ?47,49)	282.389	1.016.600	10.166.000	13.950.011	25.415.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	46	Ruta Nacional Nº 95 - Tramo: Empalme Ruta Provincial Nº 17 - Ruta Nacional Nº 98 - Sección: Intersección con Ruta Provincial Nº 3 (Km. ???,??)	299.[illegible]	1.076.400	10.764.000	14.770.600	26.910.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	47	Ruta Nacional Nº 176 - Tramo: Empalme Ruta Nacional Nº 9 - Las Rosas - Sección: Km. 177 - Km. 179 (Las Parejas)	315.611	1.136.200	11.362.000	15.591.18?	28.405.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	48	Ruta Nacional Nº 178 - Tramo: Empalme Ruta Nacional Nº 9 - Las Rosas - Sección: Km. 201,3 (Travesía Urbana Las Rosas)	288.167	1.037.400	10.374.000	14.235.433	25.935.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	49	Ruta Nacional Nº 150 - Tramo: Empalme Ruta Nacional Nº 40 (San Roque) - Campamento E. Viviero Jachal - Sección: Km. ??? - Km. ???	388.889	1.400.000	14.000.000	19.211.111	35.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	50	Ruta Nacional Nº 34 Tramo: Pinto - La Banda: Sección: km. 537 - km. 538	388.889	1.400.000	10.4[illegible]	14.271.111	[illegible]	1,11	4,00	40,00	54,89	100,00
56	604	16	10	51	Ruta Nacional Nº 34 Tramo: Pinto - La Banda: Sección: km. 552 - km. 554	388.[illegible]	1.040.000	10.400.[illegible]	14.271.111	[illegible]	1,11	4,00	40,00	54,89	100,00
56	604	16	10	52	Ruta Nacional Nº 34 Tramo: Pinto - La Banda: [illegible]	333.333	1.200.000	12.0[illegible]	16.466.667	30.000.000	1,11	4,[illegible]	40,00	54,89	[illegible]
56	604	16	10	53	Ruta Nacional Nº 34 - Tramo: [illegible]	[illegible]	[illegible]	10.[illegible]	14.271.111	[illegible]	1,11	4,00	40,00	54,89	100,00
56	604	16	10	54	Ruta Nacional Nº 3 - Tramo: [illegible]	[illegible]	1.500.[illegible]	15.[illegible]	28.250.000	[illegible]	[illegible]	[illegible]	[illegible]	62,78	100,00
56	604	16	10	55	Ruta Nacional Nº 3 - Tramo: Comodoro Rivadavia - Empalme Ruta Nacional Nº 26 - Sección: Km. 1.837 - Km. 1.841	938.889	1.810.714	18.107.143	21.393.254	42.250.000	2,22	4,29	42,86	50,63	100,00
56	604	16	10	56	Obra de Seguridad: Puente y Rotonda - Ruta Nacional Nº 3 - Tramo: Acceso Ruta Provincial Nº 1 - Comodoro Rivadavia - Sección: Intersección Av. Quintana - Km. 1.8??	967.778	3.732.857	37.328.571	45.070.794	87.100.000	1,11	4,29	42,86	51,74	100,00
56	604	16	10	58	Ruta Nacional Nº 40 - Tramo: Empalme Ruta Provincial Nº 29 - Empalme Ruta Provincial Nº 2 - Sección: Km. 2.822,?? - Km. 2.830,38	301.587	1.085.640	10.856.400	14.897.393	27.141.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	59	Ruta Nacional Nº 12 - Tramo: Cr[illegible]	666.667	3.000.000	30.000.000	86.333.333	[illegible]	[illegible]	[illegible]	25,00	71,64	100,00
56	604	16	10	60	Rutas Nacionales Nº 11, 16, 89 y 95, Tramos: Varios, Secciones: Varias	583.333	1.500.000	15.000.000	17.916.667	[illegible]	[illegible]	[illegible]	42,86	51,18	100,00


27198

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
37/.

CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	16	10	61	Ruta Nacional Nº 16. Tramo. Acceso Antequeras - Empalme Ruta Nacional Nº 11; Sección: Km. 5,5 - Km. 17,5	555.556	2.600.000	30.000.000	46.807.407	79.962.963	1,11	4,29	42,86	51,74	100,00
56	604	16	10	62	Ruta Nacional Nº 14 / 121; Tramo: Arroyo Cambay - Empalme Ruta Provincial Nº 40 / Empalme Ruta Nacional Nº 14 - Puente de la Integración ; Sección: km. 660,74 - 708,50 / km. 0,00 - km. 7,64	466.667	1.120.000	11.200.000	15.213.333	28.000.000	1,67	4,00	40,00	54,33	100,00
56	604	16	10	63	Ruta Nacional Nº 12; Tramo: Arroyo las Tunas - Empalme Ruta Nacional Nº 18; Sección: km. 462,49 - km. 486,19	500.000	1.928.571	19.285.714	23.285.715	45.000.000	1,11	4,29	42,86	51,74	100,00
56	604	16	10	64	Ruta Nacional Nº 9; Tramo: El Carmen - San Salvador de Jujuy; Sección: km. 1661	346.667	1.365.000	13.650.000	21.038.333	36.400.000	0,95	3,75	37,50	57,80	100,00
56	604	16	10	65	Ruta Nacional Nº 7; Tramo: San Martín - Mendoza; Sección: km. 998,68 - km. 1015,57	500.000	1.928.571	19.285.714	23.285.715	45.000.000	1,11	4,29	42,86	51,74	100,00
56	604	16	10	67	Ruta Nacional Nº 51; Tramo: El Aybal - Campo Quijano	[illegible]	1.488.300	14.883.000	28.029.850	44.649.000	0,56	3,33	33,33	62,78	100,00
56	604	16	10	68	Ruta Nacional Nº 40; Tramo: Villa Media Agua (km. 3411) - Calle 8 (km. 3452); Sección: Calle 14 - Calle 8	909.067	1.753.200	17.532.000	20.713.733	40.908.000	2,22	4,29	42,86	50,63	100,00
56	604	16	10	69	Ruta Nacional Nº 40; Tramo: Villa Media Agua (Km. 3411) - Calle 8 (Km. 3452); Sección: Barrio Municipal El Cerrillo - Calle 18 / Boulevard Carpintería - Barrio Chubut	763.644	1.472.743	14.727.429	17.400.184	34.364.000	2,22	4,29	42,86	50,63	100,00
56	604	16	10	70	Ruta Nacional Nº 7; Tramo: Villa Mercedes - Granville; Sección: Intersección con Ruta Nacional Nº 8 (km. 692,08)	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	71	Ruta Nacional Nº 7; Tramo: Límite Córdoba / San Luis - Villa Mercedes; Sección: Intersección con Ruta Provincial Nº 14 (km. 660,62)	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	72	Ruta Nacional Nº 34; Tramo: Pinto - La Banda; Sección: km. 681 - km. 685	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	16	10	73	Ruta Nacional Nº 3; Tramo: La Herradura - Ushuaia ; Sección: km. 3006 - km. 3009	490.741	2.208.333	22.083.333	41.467.593	66.250.000	0,74	3,33	33,33	62,60	100,00
56	604	22	2	41	Ruta Nacional Nº 34 - Mosconi - Tartagal (Avenida Urbana)	166.667	1.500.000	7.500.000	20.833.333	30.000.000	0,56	5,00	25,00	69,44	100,00
56	604	22	2	46	Ruta Nacional Nº 7 Potrerillos - Límite con Chile	555.556	3.000.000	30.000.000	116.444.444	150.000.000	0,37	2,00	20,00	77,63	100,00
56	604	22	2	48	Ruta Nacional Nº 150 - Km. 370 - Límite con Chile	505.511	2.274.800	22.748.000	42.715.689	68.244.000	0,74	3,33	33,33	62,60	100,00
56	604	22	2	53	Ruta Nacional Nº 117 - Paso de los Libres - Nuevos Accesos al Centro de Frontera - Acceso a Paso de los Libres	333.333	3.000.000	30.000.000	56.666.667	90.000.000	0,37	3,33	33,33	62,97	100,00
56	604	22	3	27	Ruta Nacional NºA008 Av. Circunvalación de Rosario Km. 20,846 - Km. 29,00	[illegible]	4.285.714	42.857.143	102.380.953	150.000.000	0,32	2,86	[illegible]	68,25	[illegible]
56	604	22	4	41	Ruta Nº 158 - Variante Paso por Villa María	114.075.012	121.596.286	121.596.286	68.319.416	425.587.000	26,80	28,57	28,57	16,06	100,00
56	604	22	4	88	Ruta Nacional Nº 40 Sur - Malargüe - Límite con Neuquén - Barrancas Sección III	[illegible]	138.833.333	178.833.333	-	416.499.999	23,70	33,00	43,30	0,00	100,00
56	604	22	6	5	Puente sobre Río Miriñay - Corrientes	300.000	1.350.000	13.500.000	38.850.000	54.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	6	52	Ruta Nacional Nº 34 - San Pedro - Calilegua - Puente sobre Ferrocarril Belgrano, sobre Arroyo de Zanjón, sobre Río Negro I y sobre Río Negro III - Provincia de Jujuy	277.778	1.250.000	12.500.000	35.972.222	50.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	6	53	Ruta Nacional Nº 9 - Puente sobre Río Grande - Tramo Río Grande - Provincia de Jujuy	222.222	1.000.000	10.000.000	18.777.778	30.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	6	80	Ruta Nacional Nº 9 Puente sobre Río Grande - Tumbayá - Tramo: sobre Puente - Provincia de Jujuy	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	6	81	Ruta Nacional Nº 18 Empalme con Av. Sarmiento y Puente sobre Km. 12.59	666.667	2.571.429	25.714.286	31.047.618	60.000.000	1,11	4,29	42,86	51,74	100,00
56	604	22	6	85	Ruta Nacional N1 34 Empalme Ruta Nacional Nº 50 - Río Seco y Puente sobre Río Bermejo Km. 1340,29	406.667	3.660.000	36.600.000	69.133.333	109.800.000	0,37	3,33	33,33	62,97	100,00
56	604	22	6	86	Empalme Ruta Nacional Nº 3 - Estancia María Luisa	2.120.194	15.265.400	25.442.333	33.499.073	76.327.000	2,78	20,00	33,33	43,89	100,00
56	604	22	6	88	Obras Complementarias "A". Varios Puentes sobre Río Chapel Km. 6,5 y Arroyo El Vasco Km. 71 8 Arroyo El Medio y Arroyo El Muerto	2.078.306	14.963.800	24.939.667	32.837.227	74.819.000	2,78	20,00	33,33	43,89	100,00
56	604	22	6	91	Ruta Nacional Nº 9 Tramo Empalme Ruta Nacional Nº 52 - Tilcara - Quebrada de Hornillos Km. 1.781,9	466.667	1.400.000	14.000.000	19.133.333	35.000.000	1,33	4,00	40,00	54,67	100,00
56	604	22	6	96	Ruta Nacional Nº 12 - Puente sobre Río Corrientes - Km. 714,5	322.222	1.160.000	11.600.000	15.917.778	29.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	6	97	Ruta Nacional Nº 9 - Tilcara - Humahuaca - Construcción 3 Puentes y Accesos sobre Río Yacoraite	3.583.333	11.057.143	18.428.571	31.430.953	64.500.000	5,56	17,14	28,57	48,73	100,00
56	604	22	6	98	Ruta Nacional Nº 12 - Arroyo Ita Curuzú - Km. 1509	222.750	1.002.375	10.023.750	28.846.125	40.095.000	0,56	2,50	25,00	71,94	100,00
56	604	22	9	2	Ruta Nacional Nº40 Límite con Salta-Empalme Ruta Nacional Nº52	1.649.565	3.711.521	74.230.429	440.021.485	519.613.000	0,32	0,71	14,29	84,68	100,00
56	604	22	9	2	Ruta Nacional Nº40 Empalme Ruta Nacional Nº 52 - Coranzulí	1.730.159	3.892.857	77.857.143	461.519.841	545.000.000	0,32	0,71	14,29	84,68	100,00
56	604	22	9	2	Ruta Nacional Nº 40 Coranzulí - Orosmayo	1.158.463	3.649.160	72.983.200	287.125.177	364.916.000	0,32	1,00	20,00	78,68	100,00
56	604	22	9	2	Ruta Nacional Nº 40 Orosmayo - Paicone	5.103.833	45.934.500	76.557.500	331.749.167	459.345.000	1,11	10,00	16,67	72,22	100,00
56	604	22	9	2	Ruta Nacional Nº40 Coranzulí - Orosmayo - Sección: Covahuayma - Orosmayo	5.022.678	47.483.360	79.105.600	263.936.462	395.528.000	1,27	12,00	20,00	66,73	100,00
56	604	22	9	2	RN Nº40 Orosmayo - Límite con Bolivia Cusi Cusi - Límite con Bolivia	4.903.989	44.135.900	73.559.833	318.759.278	441.359.000	1,11	10,00	16,67	72,22	100,00
56	604	22	9	3	Ruta Nacional Nº151 Empalme Ruta Nacional Nº 143	407.407	2.200.000	22.000.000	85.392.593	110.000.000	0,37	2,00	20,00	77,63	100,00
56	604	22	9	8	Ruta Nacional Nº 86 Tramo Tartagal - Tonono	5.846.667	12.628.800	21.048.000	13.096.533	52.620.000	11,11	24,00	40,00	24,89	100,00
56	604	22	9	9	Ruta Nacional Nº 51 - Tramo Campo Quijano-Chorrillos Sección I - Km. 26,5 - El Tunel Km. 40,0	551.111	4.960.000	49.600.000	192.888.889	248.000.000	0,22	2,00	20,00	77,78	100,00
56	604	22	9	9	Ruta Nacional Nº 51 - Tramo Campo Quijano-Chorrillos Sección II - El Tunel Km. 34 - Estancia Chorrillos Km. 44,0	426.667	3.840.000	38.400.000	149.333.333	192.000.000	0,22	2,00	20,00	77,78	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - San Carlos - La Angostura - Salta	800.000	3.600.000	72.000.000	283.600.000	360.000.000	0,22	1,00	20,00	78,78	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - La Angostura - Payogasta - Salta	822.222	3.700.000	74.000.000	291.477.778	370.000.000	0,22	1,00	20,00	78,78	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - Payogasta - Esquina Colorada	1.155.556	3.714.286	74.285.714	440.844.444	520.000.000	0,22	0,71	14,29	84,78	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - Esquina Colorada - Límite con Jujuy	1.488.889	4.785.714	95.714.286	568.011.111	670.000.000	0,22	0,71	14,29	84,78	100,00
56	604	22	9	12	Ruta Nacional Nº149 Estación Tambillos - Límite con San Juan	665.556	2.620.625	52.412.500	153.951.319	209.650.000	0,32	1,25	25,00	73,43	100,00




27 198


H. SENADO DE LA NACIÓN
FOLIO
76
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
38/.

CAPÍTULO II
Planilla Anexa al Artículo N° 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	22	9	12	Ruta Nacional N° 149 Barreal - Calingasta	222.222	2.000.000	20.000.000	77.777.778	100.000.000	0,22	2,00	20,00	77,78	100,00
56	604	22	9	26	Puente Ferroautomotor Chaco - Corrientes	1.148.148	4.428.571	88.571.429	525.851.852	620.000.000	0,19	0,71	14,29	84,81	100,00
56	604	22	9	29	Ruta Nacional N° 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S IV) - Sección IV - Santiago del Estero	750.384	2.954.638	59.092.750	173.573.228	236.371.000	0,32	1,25	25,00	73,43	100,00
56	604	22	9	29	Ruta Nacional N° 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S V) - Sección V - Santiago del Estero	601.895	2.708.529	54.170.571	132.118.005	189.597.000	0,32	1,43	28,57	69,68	100,00
56	604	22	9	29	Ruta Nacional N° 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S VII) - Sección VII - Salta	761.905	3.000.000	60.000.000	176.238.095	240.000.000	0,32	1,25	25,00	73,43	100,00
56	604	22	9	29	Ruta Nacional N° 16 - Corredor Bioceánico Norte Sección IX Km. 621,12 - 667,61	730.159	2.875.000	57.500.000	168.894.841	230.000.000	0,32	1,25	25,00	73,43	100,00
56	604	22	9	29	Ruta Nacional N° 16 - Corredor Bioceánico Norte Sección X	634.921	2.857.143	57.142.857	139.365.079	200.000.000	0,32	1,43	28,57	69,68	100,00
56	604	22	9	[illegible]	Ruta Nacional N° 19 - Tramo - San Francisco - Córdoba	49.367.594	103.000.000	123.000.000	216.632.406	492.000.000	10,00	21,00	25,00	44,00	100,00
56	604	22	9	38	Ruta Nacional N° 19 - Sección Cañada Jeanmarie - Arroyito	64.534.261	148.500.000	168.500.000	292.465.739	674.000.000	9,50	22,00	25,00	43,50	100,00
56	604	22	9	38	Ruta Nacional N° 19 - Sección Arroyito - Río Primero	63.117.594	144.250.000	164.250.000	285.382.406	657.000.000	9,60	22,40	25,00	43,00	100,00
56	604	22	9	38	Ruta Nacional N° 19 - Sección Río Primero - Montecristo	41.117.594	78.250.000	53.055.000	220.577.406	393.000.000	10,50	20,00	13,50	56,00	100,00
56	604	22	9	38	Ruta Nacional N° 19 - Sección Montecristo - Córdoba	37.534.261	87.500.000	87.500.000	157.465.739	350.000.000	10,75	19,25	25,00	45,00	100,00
56	604	22	9	46	Puente Binacional Salto - Concordia	288.889	1.040.000	10.400.000	14.271.111	26.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	9	64	Ruta Nacional N° 38 - Paso Externo por la Ciudad de Catamarca - Sección 3 - 3 Empalme Avenida Circunvalación (salida a La Rioja) - Inicio Sección 2	370.370	1.666.667	16.666.667	31.296.296	50.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	9	85	Puente Reconquista - Goya - Puente Nuevo y Accesos	7.661.361	25.857.094	279.258.613	3.824.359.932	4.137.135.000	0,19	0,63	6,75	92,43	100,00
56	604	22	9	87	Ruta Nacional N° 11 - Nueva Avenida de Circunvalación de Formosa	482.540	4.342.857	43.428.571	103.746.032	152.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	10	1	Obras Menores Ferrocarril Trasandino	361.111	1.300.000	13.000.000	17.838.889	32.500.000	1,11	4,00	40,00	[illegible]	100,0
56	604	22	10	6	Ruta Nacional N° 231 - Avenida Circunvalación - Villa la Angostura - Provincia de Neuquén	5.848.929	29.478.600	49.131.000	161.196.471	245.655.000	2,38	12,00	20,00	65,62	100,00
56	604	22	10	8	Ruta Nacional N° 22 - Chichinales - Cipolletti - Acceso a J.J. Gómez - Acceso a Fernández Oro	55.813.447	67.528.800	167.528.800	546.772.953	837.644.000	6,50	8,00	20,00	65,50	100,00
56	604	22	10	25	Ruta nacional N° 178 - Las Rosas - Empalme Ruta Nacional N° 34	666.667	3.750.000	75.000.000	220.583.333	300.000.000	0,22	1,25	25,00	73,53	100,00
56	604	22	10	41	Ruta Nacional N° 3 - Ushuaia - Lapataia - Intersección Avenida Hipólito Irigoyen - Leandro N. Alem - Portal Acceso Parque Nacional Tierra del Fuego	501.667	2.257.500	22.575.000	64.965.833	90.300.000	0,56	2,50	25,00	71,94	100,00
56	604	22	10	41	Ruta Nacional N° 3 - Ushuaia - Lapataia - Portal Acceso Parque Nacional Tierra del Fuego	244.444	2.200.000	22.000.000	85.555.556	110.000.000	0,22	2,00	20,00	77,78	100,00
56	604	22	10	47	Ruta Nacional N° 260 - Empalme Ruta Nacional N° 40 (S) - Empalme Ruta Provincial N° 51 - Sección 1 y 2	444.444	4.000.000	40.000.000	55.555.556	100.000.000	0,44	4,00	40,00	55,56	100,00
56	604	22	10	47	Ruta Nacional N°260 - Tramo Empalme Ruta Nacional N°40 - Empalme Ruta Provincial N°51 - Sección II	277.778	2.500.000	25.000.000	72.222.222	100.000.000	0,28	2,50	25,00	72,22	100,00
56	604	22	10	48	Ruta Nacional N° 260 - Empalme Ruta Provincial N° 51 - Límite con Chile - Sección I y Sección II	2.214.700	19.932.300	33.220.500	143.955.500	199.323.000	1,11	10,00	16,67	72,22	100,00
56	604	22	10	48	Ruta Nacional N°260 - Tramo Empalme Ruta Provincial N°51 - Límite con Chile - Sección II: Progresiva 23,00 - Progresiva 45,90	2.448.444	22.036.000	36.728.667	159.146.889	220.360.000	1,11	10,00	16,67	72,22	100,00
56	604	22	10	49	Ruta Nacional N° 7 - Variante paso por Palmira - Provincia de Mendoza	793.651	3.125.000	[illegible]	[illegible]	[illegible]	0,32	1,25	25,00	73,43	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Provincial N° 5 - Ruta Nacional N° 20	634.921	2.857.143	57.142.857	139.365.079	200.000.000	0,32	1,43	28,57	69,68	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Nacional N° 20 - Ruta Provincial N° E55	634.921	2.857.143	57.142.857	139.365.079	200.000.000	0,32	1,43	28,57	69,68	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Provincial N° E55 - Avenida Spilimbergo	952.381	3.750.000	75.000.000	220.297.619	300.000.000	0,32	1,25	25,00	73,43	100,00
56	604	22	10	73	Ruta Nacional N° 65 Empalme Ruta Nacional N° 38 - Límite Tucumán / Catamarca - Sección III Subseccion I: Alpachiri - km 26	370.370	1.666.667	16.666.667	31.296.296	50.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	10	73	Ruta Nacional N° 65 Empalme Ruta Nacional N° 38 - Límite Tucumán / Catamarca - Sección IV Cochuna - Límite Tucumán / Catamarca	666.667	3.750.000	75.000.000	220.583.333	300.000.000	0,22	1,25	25,00	73,53	100,00
56	604	22	10	73	Ruta Nacional N°65 Empalme Ruta Nacional N° 38 - Límite Tucumán/Catamarca - Sección III Subsección II: Km. 26 - Cochuna	311.111	1.400.000	14.000.000	26.288.889	42.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	10	76	Puente Internacional Salvador Mazza - Yacuiba	317.460	2.857.143	28.571.429	68.253.968	100.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	10	84	Ruta Nacional N° 98 - Bandera - Pinto Sección II	476.190	4.285.714	42.857.143	102.380.953	150.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	10	84	Ruta Nacional N° 98 - Bandera - Pinto Sección III	333.333	1.500.000	15.000.000	43.166.667	60.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	10	84	Ruta Nacional N° 98 - Bandera - Pinto Sección IV	333.333	1.500.000	15.000.000	43.166.667	60.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	11	[illegible]	Ruta Nacional N° 158 - Autovía San Francisco - Río Cuarto - Provincia de Córdoba	44.626.011	88.775.250	108.775.250	192.924.489	435.101.000	10,50	20,40	25,00	44,10	100,00
56	604	22	11	13	Ruta Nacional N° 158 - San Francisco - Las Varillas - Sección Saturnino Laspiur - Las Varillas	65.034.261	150.000.000	170.000.000	294.965.739	680.000.000	9,50	22,00	25,00	43,50	100,00
56	604	[illegible]	11	13	Ruta Nacional N° 158 - Las Varillas - Villa María - Sección Las Varillas Las Playosa	48.161.844	99.382.750	119.382.750	210.603.656	477.531.000	10,00	20,81	25,00	44,19	100,00
56	604	22	11	13	Ruta Nacional N° 158 - Las Varillas Villa María La Playosa Villa María	55.847.927	122.441.000	142.441.000	249.034.073	569.764.000	9,80	21,49	25,00	43,71	100,00
56	604	22	11	13	Ruta Nacional N° 158 - Villa María - General Deheza - Sección Villa María Empalme Ruta Provincial N° 6	31.242.594	68.625.000	68.625.000	106.007.406	274.500.000	11,50	25,00	25,00	38,50	100,00
56	604	22	11	13	Ruta Nacional N° 158 - Villa María General Deheza - Sección Empalme Ruta Provincial N° 6 - General Deheza	23.759.346	54.768.750	54.768.750	85.778.154	219.075.000	10,80	25,00	25,00	39,20	100,00
56	604	22	11	13	Ruta Nacional N° 158 - General Deheza - R o IV Sección General Deheza - Puente sobre Río Chucul	33.188.344	74.456.250	74.456.250	115.726.156	297.825.000	11,00	25,00	25,00	39,00	100,00
56	604	22	11	13	Ruta Nacional N° 158 - General Deheza R o IV Sección Puente sobre Río Chucul - Río IV	13.268.750	39.806.250	39.806.250	66.343.750	159.225.000	8,33	25,00	25,00	41,67	100,00


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN
PRESIDENCIA

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
39/.

CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	22	11	13	Ruta Nacional Nº 150 - San Francisco - Las Vertías; Sección 1B - Quebracho Herrado - Salumbio Lauder	44.283.877	87.748.250	107.748.250	191.212.823	430.993.000	10,00	20,38	25,00	44,64	100,00
56	604	22	11	19	Ruta Nacional Nº 34 - Fin Multitrocha - Límite con Jujuy - Provincia de Salta	400.000	[illegible]	36.000.000	140.000.000	180.000.000	0,22	[illegible]	[illegible]	[illegible]	[illegible]
56	604	22	11	32	Ruta Nacional Nº 153 - Conexión vía Los Berros - Barreal - Río Nieves - Pampa del Yalguaraz - Provincia de San Juan	487.889	4.481.000	44.810.000	174.281.111	224.060.000	0,22	2,00	20,00	77,78	100,00
56	604	22	11	32	Ruta Nacional Nº [illegible] - Sección Ingreso a Túnel - El Portezuelo	538.444	4.828.000	48.280.000	187.754.556	241.400.000	0,22	2,00	20,00	[illegible]	100,00
56	604	22	11	32	Ruta Nacional Nº [illegible] - Sección El Portezuelo - Ruta Nacional Nº 149	311.889	2.807.000	28.070.000	109.161.111	140.350.000	0,22	2,00	20,00	[illegible]	100,00
56	604	22	11	33	Ruta Nacional Nº 66 - Perico - El Milagro - Empalme Ruta Nacional Nº 66 - Empalme Ruta Nacional Nº 34 - Provincia de Jujuy	333.333	3.000.000	30.000.000	116.666.667	150.000.000	0,22	2,00	20,00	77,78	100,00
56	604	22	11	36	Ruta Nacional Nº 66 - Perico - El Cuarteadero - Empalme Ruta Nacional Nº 66 - Empalme Ruta Nacional Nº 34 - Provincia de Jujuy	333.333	3.000.000	30.000.000	116.666.667	150.000.000	0,22	2,00	20,00	77,78	100,00
56	604	22	11	[illegible]	Ruta Nacional Nº 34 - Límite con Salta - Acceso San Pedro de Jujuy - Provincia de Jujuy	666.667	3.750.000	75.000.000	220.583.333	300.000.000	0,22	1,25	[illegible]	73,53	100,00
56	604	22	11	[illegible]	Ruta Nacional Nº 34 - Acceso San Pedro de Jujuy - Libertador General San Martín	666.667	3.750.000	75.000.000	220.583.333	300.000.000	0,22	1,25	[illegible]	73,53	100,00
56	604	22	11	[illegible]	Ruta Nacional Nº 34 - Sección San Pedro - Puente sobre Río Ledesma	1.269.841	5.714.286	61.714.286	331.301.587	400.000.000	0,32	1,43	15,43	82,83	100,00
56	604	22	11	[illegible]	Ruta Nacional Nº 34 - Sección Puente sobre Río Ledesma - Caimancito	793.651	3.125.000	62.500.000	183.581.349	250.000.000	0,32	1,25	[illegible]	73,43	100,00
56	604	22	11	[illegible]	Ruta Nacional Nº 157 - Tramo: Bella Vista - Tucumán	380.952	3.428.571	34.285.714	81.904.762	120.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	11	47	Ruta Nº 12 - Acceso a San Benito Av. Almafuerte - Acceso Sur a Paraná - Provincia de Entre Ríos	249.838	1.124.275	11.242.750	32.354.136	44.971.000	0,56	2,50	25,00	71,94	100,00
56	604	22	11	[illegible]	Ruta Nacional [illegible] - [illegible] acceso a la ciudad de Santa Fe	266.911	1.219.133	12.101.333	[illegible]	[illegible]	[illegible]	3,33	33,33	[illegible]	[illegible]
56	604	22	11	94	Ruta Nacional Nº 153 - Media Agua - Los Berros	[illegible]	1.784.314	[illegible]	[illegible]	[illegible]	1,61	4,29	[illegible]	51,18	[illegible]
56	604	22	11	[illegible]	Ruta Nacional Nº 226 - [illegible] - Rotonda en Intersección Ruta Nacional Nº 226	1.083.333	3.120.000	[illegible]	[illegible]	[illegible]	4,17	12,00	20,00	63,83	[illegible]
56	604	22	12	[illegible]	Ruta Nacional Nº 5 - Pavimentación Colectora e Iluminación	361.111	1.300.000	[illegible]	17.838.889	32.500.000	1,11	4,00	40,00	54,89	100,00
56	604	22	12	18	Ruta Nacional Nº 3 - Vinculación Ruta Nacional Nº 3 Sur y Ruta Nacional Nº 3 Norte	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0,32	[illegible]	[illegible]	[illegible]	[illegible]
56	604	22	12	18	Ruta Nacional Nº 3 y Ruta Nacional Nº 252, Sección II: Distribuidor El Guanaco - El Cholo	[illegible]	4.285.714	[illegible]	102.380.951	150.000.000	0,32	2,86	28,57	68,25	[illegible]
56	604	22	12	18	Ruta Nacional Nº 3 y Ruta Nacional Nº 252, Sección III: Paraje El Cholo - Acceso a Médanos	844.444	[illegible]	[illegible]	[illegible]	[illegible]	0,22	1,00	20,00	78,78	100,00
56	604	22	12	18	Ruta Nacional Nº 3 y Ruta Nacional Nº 252, Sección IV: Distribuidor El Guanaco - Acceso Puerto Bahía Blanca - Provincia de Buenos Aires	277.778	1.250.000	12.500.000	[illegible]	50.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	12	18	Intersección Ruta Nacional Nº 3 y Ruta Nacional Nº 229 - Bifurcación Ruta Nacional Nº 3 y Ruta Nacional Nº 22 - Sección I B: Variante Av. Torres y Estrada	1.598.800	3.596.851	71.937.143	426.427.302	503.560.000	0,32	0,71	14,29	84,68	100,00
56	[illegible]	22	12	[illegible]	Ruta Nacional Nº [illegible]	[illegible]	3.750.000	75.000.000	220.207.619	[illegible]	0,32	1,25	25,00	[illegible]	100,00
56	[illegible]	22	12	[illegible]	Ruta Nacional Nº 40 - [illegible] - Límite con la Provincia de Mendoza	1.333.333	4.285.714	85.714.286	508.666.667	[illegible]	0,22	0,71	14,29	84,78	100,00
56	[illegible]	22	12	[illegible]	Ruta Nacional Nº 40 - Punta Loyola - [illegible] - Etapa I	317.460	2.857.143	28.571.429	[illegible]	[illegible]	[illegible]	2,86	28,57	[illegible]	100,00
56	604	22	12	24	Ruta Nacional Nº 40 - Punta Loyola - [illegible] - Etapa II	317.460	2.857.143	28.571.429	[illegible]	[illegible]	[illegible]	2,86	28,57	[illegible]	[illegible]
56	604	22	12	[illegible]	Ruta Nacional Nº 40 - Punta Loyola - Cabo Vírgenes - Etapa III	317.460	2.857.143	[illegible]	[illegible]	[illegible]	0,32	2,86	[illegible]	[illegible]	100,00
56	604	22	12	40	Ruta Nacional Nº 226 - Empalme Ruta Provincial Nº 65 - Empalme Ruta Nacional Nº 33 Sección II	317.460	2.857.143	28.571.429	68.253.968	100.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	12	40	Ruta Nacional Nº 226 - Empalme Ruta Provincial Nº 65 - Empalme Ruta Nacional Nº 33 Sección IV	472.222	2.125.000	21.250.000	61.152.778	85.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	12	42	Ruta Nacional Nº 11 - Variante Paso por Resistencia	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4,00	20,00	75,24	100,00
56	604	22	12	44	Ruta Nacional Nº 9 - Rosario - Carcarañá - Provincia de Santa Fe	452.811	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100,00
56	604	22	12	46	Ruta Nacional Nº 89 - Quimilí - Sunchoo Corral	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2,50	25,00	71,94	[illegible]
56	604	22	12	49	Ruta Nacional Nº 34 - Variante de Paso por Rafaela	70.000.000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
56	604	22	12	60	Ruta Nacional Nº 232 (Ex - Ruta Provincial Nº 106) - Empalme Ruta Nacional Nº 152 - Chelforó - Sección I	236.839	1.065.775	10.657.750	30.870.636	[illegible]	0,56	2,50	25,00	71,94	100,00
56	604	22	12	61	Ruta Nacional Nº 232 (Ex - Ruta Provincial Nº 106) - Empalme Ruta Nacional Nº 152 - Chelforó - Sección II	1.027.778	4.625.000	92.500.000	225.597.222	[illegible]	0,32	1,43	28,57	69,66	100,00
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	17.100.000	50.361.111	[illegible]	[illegible]	[illegible]	[illegible]	71,94	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4,00	20,00	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	4	[illegible]	1.640 [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	11	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100,00
56	604	22	13	16	Ruta Nacional Nº 51 San Antonio de los Cobres - Paso Sico - San Antonio de los Cobres - Mina La [illegible]	3.277.083	[illegible]	15.730.000	50.204.917	78.650.000	4,17	12,00	20,00	63,83	100,00
56	[illegible]	[illegible]	[illegible]	[illegible]	Ruta Nacional Nº 51 San Antonio de los Cobres - Paso Sico - Mina La [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	20,00	[illegible]	100,00
56	604	22	13	16	Ruta Nacional Nº 51 San Antonio de los Cobres - Paso Sico - Alto Chorrillos Km. 90,00 - Campo Amarillo km. 199	1.504.400	14.216.640	23.694.400	79.056.564	118.472.000	1,27	12,00	20,00	66,73	100,00
56	604	22	13	16	Ruta Nacional Nº51 San Antonio de los Cobres - Paso Sico - Campo Amarillo km. 199 - Paso Sico Km [illegible]	333.333	3.000.000	30.000.000	56.666.667	90.000.000	0,37	3,33	33,33	62,97	100,00
56	[illegible]	[illegible]	[illegible]	[illegible]	Ruta Nacional [illegible] San Antonio de los Cobres - [illegible] - Paso Sico Km 288 - Cauchari	[illegible]	[illegible]	[illegible]	[illegible]	120.000.000	0,22	2,00	20,00	77,78	100,00
56	[illegible]	[illegible]	[illegible]	[illegible]	Ruta Nacional Nº [illegible] - Empalme Ruta Nacional Nº 12 - Empalme Ruta Nacional Nº [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	40,00	55,17	100,00
56	604	22	13	19	Ruta Nacional Nº 12 - General Galarza - Nogoyá	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	73,47	[illegible]

27 198


H. SENADO DE LA NACIÓN
FOLIO
78
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
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CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentaje)				
						2016	2017	2018	RESTO	TOTAL	2016	2017	2018	RESTO	TOTAL
56	604	22	13	20	Ruta Sin Nº Nogoyá - Villaguay	822.222	[illegible]	[illegible]	205.877.778	280.000.000	[illegible]	1,25	25,80	73,33	100,00
56	604	22	13	24	Ruta Nacional Nº 40 - Palcone - La Quiaca	1.944.444	5.000.000	70.000.000	273.055.556	350.000.000	0,56	1,43	20,00	78,01	100,00
56	604	22	13	24	Ruta Nacional Nº 40 - Tramo Palcone - Ex Ruta Provincial Nº 64, Sección II	1.944.444	5.000.000	70.000.000	273.055.556	350.000.000	0,56	1,43	20,00	78,01	100,00
56	604	22	13	24	Ruta Nacional Nº 40 - Tramo Palcone - Ex Ruta Provincial Nº 64, La Quiaca - Avenida Santa Catalina, Secciones I, II y III	3.174.603	2.857.143	77.142.857	916.825.397	1.000.000.000	0,32	0,29	7,71	91,68	100,00
56	604	22	13	27	Ruta Nacional Nº 7 - Empalme Ruta Nacional Nº 40 Uspallata - Límite con Chile	555.556	2.500.000	25.000.000	71.944.444	100.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	13	28	Ruta Nacional Nº 14 - Leandro N. Alem - Oberá	370.370	1.666.667	16.666.667	31.296.296	50.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	13	30	Ruta Nacional Nº 12 Variante por Gobernador Roca	277.778	[illegible]	12.500.000	35.972.222	50.000.000	0,56	2,80	[illegible]	71,94	100,00
56	604	22	13	31	Ruta Nacional Nº 86 - Misión La Paz - Tonono	962.381	3.750.000	[illegible]	240.297.619	330.000.000	0,32	1,25	[illegible]	80,10	100,00
56	604	22	13	32	Autovía Ruta Nacional Nº AO12 - Autovía Ruta Nacional Nº 9 (Sur) - Puente sobre Arroyo Saladillo - Km. 0,00 - Km. 19,24) - Provincia de Santa Fe	955.556	3.583.333	51.666.667	373.794.444	430.000.000	0,22	0,83	12,02	86,93	100,00
56	604	22	13	32	Ruta Nacional A012 - Puente sobre Arroyo Saladillo - Empalme Ruta Nacional Nº 9 - Autopista Rosario Córdoba - Km. 19,24 -Km.38,78 - Provincia de Santa Fe	1.587.302	4.166.667	63.333.333	430.912.698	500.000.000	0,32	0,83	12,67	86,18	100,00
56	604	22	13	32	Ruta Nacional A012 - Empalme Ruta Nacional Nº9 - Autopista Rosario Córdoba - Empalme Ruta Nacional Nº 11 - Km. 38,78 - Km. 66,71 - Provincia de Santa Fe	1.809.524	4.071.429	61.428.571	502.690.476	570.000.000	0,32	0,71	10,78	88,19	100,00
56	604	22	13	33	Ruta Nacional Nº 33 Variante por Pérez	555.556	2.500.000	50.000.000	196.944.444	250.000.000	0,22	1,00	20,00	78,78	100,00
56	604	22	13	34	Ruta Nacional Nº 11 - Empalme Ruta Nacional Nº 98 - Límite con la Provincia de Chaco	7.284.000	3.405.857	73.405.857	559.784.386	653.841.000	1,11	0,52	11,23	87,1[illegible]	100,00
56	604	26	13	35	Ruta Nacional Nº 11 - Recreo - San Justo	100.000.000	4.166.667	63.333.333	332.500.000	500.000.000	20,00	0,83	12,67	66,5[illegible]	100,00
56	604	22	13	37	Ruta Nacional Nº 38. Río Marapa-Famaillá. Duplicación de Calzada. Sección III: Acceso a Concepción y Accesos a Monteros	985.396	3.732.733	54.654.667	388.345.204	447.928.000	0,22	0,83	12,20	86,7[illegible]	100,00
56	604	22	13	37	Ruta Nacional Nº 38. Río Marapa-Famaillá. Duplicación de Calzada. Sección I: Río Marapa (Alberdi)-Acceso a Aguilares y Acceso a Alberdi	828.889	3.730.000	54.600.000	313.841.111	373.000.000	0,22	1,00	14,64	84,1[illegible]	100,00
56	604	22	13	37	Ruta Nacional Nº 38. Río Marapa-Famaillá. Duplicación de Calzada. Sección II; Acceso a Aguilares-Concepción	400.000	3.600.000	36.000.000	86.000.000	126.000.000	0,32	2,86	28,57	84,2[illegible]	100,00
56	604	22	13	38	Ruta Nacional Nº 36 - Acceso Sur a Catamarca	247.778	1.115.000	11.150.000	32.087.222	44.600.000	0,56	2,50	25,00	71,9[illegible]	100,00
56	604	22	13	39	Ruta Nacional Nº 35 - Paso por Santa Rosa	350.944	1.579.250	15.792.500	45.447.306	63.170.000	0,56	2,50	25,00	71,9[illegible]	100,00
56	604	22	13	41	Ruta Nacional Nº 16 - Viaducto y Adecuación Hidráulica en Intersección con Avenida Sarmiento	444.444	1.600.000	16.000.000	21.955.556	40.000.000	1,11	4,00	40,00	54,8[illegible]	100,00
56	604	22	13	41	Ruta Nacional Nº 16 - Límite Corrientes Chaco - Makallé - Intersección Ruta Nacional Nº 11 Km. 17,56	666.667	2.571.429	25.714.286	31.047.618	60.000.000	1,11	4,29	42,86	51,7[illegible]	100,00
56	604	22	13	42	Ruta Nacional Nº 9 - Intersección con Ruta Provincial Nº 17	335.267	1.206.960	12.069.600	16.562.173	30.174.000	1,11	4,00	40,00	54,8[illegible]	100,00
56	604	22	13	47	Ruta Nacional Nº 12 - Empedrado - Paso de la Patria	500.000	2.250.000	22.500.000	64.750.000	90.000.000	0,56	2,50	25,00	71,9[illegible]	100,00
56	604	22	13	48	Ruta Nacional Nº 12 - Límite con Entre Ríos - Goya	288.889	2.600.000	26.000.000	101.111.111	130.000.000	0,22	2,00	20,00	77,7[illegible]	100,00
56	604	22	13	55	Ruta Nacional Nº 14 - Empalme Ruta Provincial Nº 40 - Empalme Ruta Provincial Nº 120 - Variante Virasoro	1.185.000	3.300.000	55.000.000	100.315.000	160.000.000	0,74	2,06	33,33	63,8[illegible]	100,00
56	604	22	13	50	Ruta Nacional Nº 143 - Unión Ruta Nacional Nº 143 y Ruta Nacional Nº 148	523.365	4.710.286	47.102.857	112.523.492	164.860.000	0,32	2,86	28,57	68,2[illegible]	100,00
56	604	22	13	61	Ruta Nacional Nº 40 - Luján de Cuyo Tunuyán - Sección IV Variante por Tunuyán	500.000	2.250.000	22.500.000	64.750.000	90.000.000	0,56	2,50	25,00	71,9[illegible]	100,00
56	604	22	13	62	Ruta Nacional Nº 149 - Pachaco - Calingasta Tramo Km. 100 - Km. 120 - Provincia de San Juan	1.422.000	4.000.000	64.000.000	122.578.000	192.000.000	0,74	2,08	33,33	63,8[illegible]	100,00
56	604	22	13	62	Ruta Nacional Nº 149 - Pachaco - Calingasta Tramo Km. 120 - Km. 134 (Puente sobre Río Calingasta) - Provincia de San Juan	975.852	4.391.333	43.913.333	82.459.482	131.740.000	0,74	3,33	33,33	62,[illegible]	100,00
56	604	22	13	63	Ruta Nacional Nº 40 - Estabilización de Taludes - Provincia de San Juan	194.444	1.750.000	8.750.000	24.305.556	35.000.000	0,56	[illegible]	25,00	69,[illegible]	100,00
56	604	22	13	65	Ruta Nacional Nº 25 Duplicación de Calzada - Tramo Rawson - Trelew - Provincia de Chubut	333.333	1.500.000	15.000.000	43.166.667	60.000.000	0,56	2,50	25,00	71,[illegible]	100,00
56	604	22	13	66	Ruta Nacional Nº 25 Duplicación de Calzada - Tramo Trelew - Gaiman - Provincia de Chubut	444.444	2.000.000	20.000.000	57.555.556	80.000.000	0,56	2,50	25,00	71,[illegible]	100,00
56	604	22	13	67	Ruta Nacional Nº40 - Ruta Provincial Nº 2 (Calle Azcuénaga) - Ruta Nacional Nº 7 (Cóndor) - Etapa I - Calle Arroz - Km. 3.283 - Calle Paso Km 3 287 - Provincia de Mendoza	1.333.000	5.000.000	60.000.000	113.667.000	180.000.000	0,74	2,78	33,33	63,[illegible]	100,00
56	604	22	13	67	Ruta Nacional Nº40 - Ruta Provincial Nº 2 (Calle Azcuénaga) - Ruta Nacional Nº 7 (Cóndor) - Etapa II - Calle Azcuénaga - Km. 3.279 - Calle Arroz Km 3.283 - Provincia de Mendoza	1.333.000	5.000.000	60.000.000	113.667.000	180.000.000	0,74	2,78	33,33	63,[illegible]	100,00
56	604	22	13	78	Repavimentación de Avenida [illegible] - Mendoza	1.333.333	1.846.154	18.461.538	18.358.[illegible]	40.000.000	3,33	4,62	46,15	46,[illegible]	100,00
56	604	[illegible]	13	[illegible]	Ruta Nacional Nº 40 - Límite con San Juan - Mendoza	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
56	604	22	13	81	Ruta Nacional Nº 3 - Variante Circunvalación Autovía Comodoro Rivadavia - Empalme Ruta Nacional Nº 26 - Chubut	634.921	2.857.143	57.142.857	139.365.079	200.000.000	0,32	1,43	28,57	69,[illegible]	100,00
56	604	22	13	83	Ruta Nacional Nº 40 - Tramo Bardas Blancas - Malargüe - Provincia de Mendoza	416.667	1.875.000	18.750.000	53.958.333	[illegible]	0,56	[illegible]	25,00	71,[illegible]	100,00
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Circunvalación de Córdoba - Juárez Celman - Provincia de Córdoba	5.083.333	15.250.000	15.250.000	25.416.667	61.000.000	8,33	25,00	25,00	41,[illegible]	100,00
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Juárez Celman - Sinsacate - Provincia de Córdoba	25.000.000	75.000.000	55.000.000	145.000.000	300.000.000	8,33	25,00	18,33	48,[illegible]	100,00
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Sinsacate - Villa del Totoral - Provincia de Córdoba	19.166.667	57.500.000	57.500.000	95.833.333	230.000.000	8,33	25,00	25,00	41,[illegible]	100,00
56	604	22	13	89	Construcción Segunda Calzada Ruta Nacional Nº 20 - Tramo Caucete - Avenida de Circunvalación - Provincia de San Juan	1.066.667	4.000.000	60.000.000	414.933.333	480.000.000	0,22	0,83	12,50	[illegible]	100,00
56	604	22	13	90	Ruta Nacional Nº40 - Ruta Provincial Nº 2 (Calle Azcuénaga) - Ruta Nacional Nº 7 (Cóndor) - Etapa III - Calle Azcuénaga - Km. 3.279 - Calle Arroz Km 3.283 - Provincia de Mendoza	1.487.729	4.717.700	74.354.000	579.938.571	660.478.000	0,22	0,71	11,26	87,[illegible]	100,00


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA DE DIPUTADOS DE LA NACIÓN
PRESIDENCIA

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H. Cámara de Diputados de la Nación

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CAPÍTULO II
Planilla Anexa al Artículo N° 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	22	13	90	Ruta Nacional N°40 - Av. de Circunvalación de San Juan - Albardón - Puente sobre Río San Juan Km.3.471 - Albardón Km 3.476,5 - Provincia de San Juan	2.880.000	2.610.000	52.810.000	305.141.000	363.050.000	0,74	0,72	14,49	84,05	100,00
56	604	22	14	2	Repavimentación Camino del Buen Ayre - Provincia de Buenos Aires	317.460	2.857.143	28.571.429	68.253.968	100.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	14	5	Ruta Nacional N° 152 Empalme Ruta Nacional N° 143 El Carancho - Ruta Provincial 106 Km. 72,06 - Km. 118,86	638.407	2.877.333	28.773.333	54.028.927	86.320.000	0,74	3,33	33,33	62,60	100,00
56	604	22	14	6	Ruta Nacional N° 152 Empalme Ruta Nacional N° 143 El Carancho - Ruta Provincial 106 Km. 118,86 - Km. 147,87	384.822	1.731.700	17.317.000	32.617.478	51.851.000	0,74	3,33	33,33	62,60	100,00
56	604	22	14	7	Ruta Nacional N° 152 Empalme Ruta Nacional N° 143 El Carancho - Ruta Provincial 106 Km. 147,87 - Km. 190,82	332.444	1.496.000	14.960.000	28.091.556	44.880.000	0,74	3,33	33,33	62,60	100,00
56	604	22	14	8	Ruta Nacional N° 152 Empalme Ruta Nacional N° 143 El Carancho - Ruta Provincial 106 Km. 190,82 - Km. 190,87	385.333	1.734.000	17.340.000	32.560.667	52.020.000	0,74	3,33	33,33	62,60	100,00
56	604	22	14	9	Ruta Nacional N° 8, Ruta Nacional N° 11 y Ruta Nacional N° 33 - Red de Accesos a Rosario - Provincia de Santa Fe	549.206	4.942.857	49.428.571	118.079.366	173.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	14	13	Ruta Nacional N° 95 - Empalme Ruta Provincial N° 2 - Límite entre Santa Fe y Chaco - Km. 813,09 - Km. 862,64	266.667	1.200.000	12.000.000	34.533.333	48.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	14	19	Ruta Nacional N° 38 - Límite con la Provincia de La Rioja - Río [illegible]	834.921	2.857.143	[illegible]	139.365.079	200.000.000	0,32	1,43	28,57	69,68	100,00
56	604	22	14	20	Autopista Riccheri - Cañuelas - Acceso Cañuelas - Provincia de Buenos Aires	370.370	1.666.667	[illegible]	31.296.296	50.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	14	25	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 - Empalme Ruta Nacional N° 123 - Sección I	297.037	1.336.667	13.366.667	25.099.629	40.100.000	0,74	3,33	33,33	62,60	100,00
56	604	22	14	26	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 - Empalme Ruta Nacional N° 123 - Sección II	303.704	1.366.667	13.666.667	25.662.962	41.000.000	0,74	3,33	33,33	62,60	100 00
56	604	22	14	27	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 - Empalme Ruta Nacional N° 123 - Sección III	296.296	1.333.333	13.333.333	25.037.038	40.000.000	0 74	3,33	33,33	62,60	100 00
56	604	22	14	28	Ruta Nacional N° 127 - Federal - Empalme Ruta Nacional N° 14 - Sección IV Límite con Corrientes Km. 282,23 - Empalme Ruta Nacional N° 14 y Ruta Nacional N° 119 Km. 324,25	6.612.669	19.836.667	19.836.667	13.225.777	59.510.000	11,11	33,33	33,33	22,23	100,00
56	604	22	14	34	Ruta Nacional N° 40 - Las Tucumanesas - Sañogasta - Sección I	666.667	3.000.000	30.000.000	56.333.333	90.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	14	35	Ruta Nacional N° 7 - Empalme Ruta Nacional N° 40 - Límite con Chile - Sección I	592.919	1.715.229	17.152.286	20.561.566	40.022.000	1,48	4,29	42,86	51,37	100,00
56	604	22	14	36	Ruta Nacional N° 7 - Empalme Ruta Nacional N° 40 - Límite con Chile - Sección II	666.667	3.000.000	30.000.000	36.333.333	70.000.000	0,95	4,29	42,86	51,90	100,00
56	604	22	14	38	Ruta Nacional N° 7 - Empalme Ruta Nacional N° 40 - Límite con Chile - Sección III	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	14	40	Ruta Nacional N° 188 General Alvear - Malargüe - Sección II: Progresiva 21,00 Ruta Provincial N° 179	555.556	2.500.000	25.000.000	71.944.444	100.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	14	41	Ruta Nacional N° 7 - Potrerillos - Uspallata - Curva de la Soberanía	1.189.865	6.125.840	30.629.200	115.221.095	153.166.000	0,78	4,00	20,00	75,24	100,00
56	604	22	14	42	Ruta Nacional N° 7 - Potrerillos - Uspallata - Variante Uspallata	444.444	2.000.000	20.000.000	57.555.556	80.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	14	43	Ruta Nacional N° 22 - Variante por Plaza Huincul y Cutral Có	1.725.111	3.881.500	37.630.000	490.173.389	543.410.000	[illegible]	0,71	10,81	[illegible]	100,00
56	604	22	14	50	Enlace Ruta Nacional N° 9 con Ruta Nacional N° 34 en Provincia de Santiago del Estero	333.333	3.000.000	30.000.000	116.666.667	150.000.000	[illegible]	2,00	20,00	77,78	100,00
56	604	22	14	51	Ruta sin N° - Empalme Ruta Nacional N° 3 (San Sebastián) - Empalme Complejo C	711.111	3.200.000	64.000.000	252.088.889	320.000.000	0,22	1,00	20,00	78,78	100,00
56	604	22	14	52	Ruta sin N° - Empalme Complejo C - Empalme Complejo B	355.556	3.200.000	32.000.000	44.444.444	80.000.000	0,44	4,00	40,00	55,56	100,00
56	604	22	14	53	Ruta sin N° - Empalme Complejo B - Empalme Complejo D	277.778	1.250.000	12.500.000	35.972.222	50.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	14	54	Ruta Nacional N° 3 - Tolhuin - Ushuaia - Km. 3009 - Km. 3043	[illegible]	[illegible]	[illegible]	[illegible]	87.500.000	0,74	3,33	33,33	62,60	100,00
56	604	22	14	55	Ruta Nacional N° 9 - Arroyo Mixta - San Miguel de Tucumán - Empalme Ex Ruta Nacional N° 9 Puente sobre Río Salí	11.591.250	73.457.000	68.852.025	124.289.725	278.190.000	4,17	26,41	24,75	44,67	100,00
56	604	22	14	53	Ruta Nacional N° 9 - Arroyo Mixta - San Miguel de Tucumán Acceso a Tucumán por Ex Ruta Nacional N° 9. Progreso 0,00 Progreso 4.000,00	416.667	2.142.857	21.428.571	26.011.905	50.000.000	0,83	4,29	42,86	52,02	100 00
56	604	22	14	58	Ruta Nacional N° 158 - San Francisco - Las Varillas - Km. 0 - Km. 35,00	1.882.349	17.788.200	28.647.000	99.917.451	148.235.000	1,27	12,00	20,00	66,73	100,00
56	604	22	14	60	Ruta A019 - Empalme Ruta Nacional N° 9 - Empalme Ruta Nacional N° 34 (Siete de Abril)	[illegible]	3.142.857	31.428.571	75.079.366	110.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	14	61	Ruta Nacional N° 22 Chimpay - Valle Regina Km. 1050 - Km. 1112	571.429	2.571.429	51.428.571	125.428.571	180.000.000	0,32	1,43	28,57	69,68	100,00
56	604	22	14	63	Ruta Nacional N° 9 Autovía Santiago del Estero - Termas de Río Hondo - Provincia de Santiago del Estero	666.667	3.750.000	55.000.000	240.583.333	300.000.000	0,22	1,25	18,33	80,20	100,00
56	604	22	14	64	Ruta Nacional N° 33 Autovía Rufino - Rosario - Sección I: Rufino Km. 535,29 - Acceso a San Eduardo Km. 607,92	98.401.689	3.928.571	58.571.429	389.098.311	550.000.000	17,90	0,71	10,65	70,74	100,00
56	604	22	14	64	Ruta Nacional N° 33 Autovía Rufino - Rosario Sección II - Acceso a San Eduardo Km. 607,92 - Acceso a Chovet Km. 670,52	577.082	3.246.068	64.921.750	190.842.080	259.587.000	0,22	1,25	25,00	73,53	100 00
56	604	22	14	64	Ruta Nacional N° 33 Autovía Rufino - Rosario Sección III - Acceso a Chovet Km. 607,52 - Acceso a Colonia Las Flores Km. 732,37	570.167	3.207.186	64.143.750	188.653.896	256.575.000	0,22	1,25	25,00	73,53	100,00
56	604	22	14	64	Ruta Nacional N° 33 Autovía Rufino - Rosario Sección IV - Acceso a Las Flores Km. 732,37 - Arroyo Ludueña Km. 781,3	451.062	4.059.560	40.596.600	157.871.778	202.978.000	0,22	2,00	20,00	77,78	100
56	604	22	14	65	Ruta Nacional N° 33 Bahía Blanca - Pigüé Sección I: Camino a Ingeniero White (Km. 8,65) - Estancia Don Enrique (Km. 41,00) - Provincia de Buenos Aires	422.222	3.800.000	38.000.000	147.777.778	190.000.000	0,22	2,00	20,00	77,78	100 00
56	604	22	14	66	Ruta Nacional N° 33 Bahía Blanca - Pigüé Sección II: Estancia Don Enrique (Km. 41,00) - Río Sauce Chico (Km. 73,00)	422.222	3.800.000	38.000.000	147.777.778	190.000.000	0,22	2,00	20,00	77,78	100,00
56	604	22	14	67	Ruta Nacional N° 33 Bahía Blanca - Pigüé Sección III: Río Sauce Chico (Km. 73,00) - Arroyo Cochenleofu Chico (Km. 102,21) - Provincia de Buenos Aires	377.778	3.400.000	34.000.000	132.222.222	170.000.000	0,22	2,00	20,00	77,78	100,00

27 1 98


H. SENADO DE LA NACIÓN
FOLIO
80
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
42/.

CAPITULO [illegible]
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentaje)				
						2016	2017	2018	RESTO	TOTAL	2016	2017	2018	RESTO	TOTAL
56	604	22	14	68	Ruta Nacional Nº 33 Bahía Blanca - Pigüé Sección IV: Arroyo Cochenleofú Chico (Km. 102,21) - Empalme Ruta Provincial Nº 67 (Km. 133,65) - Provincia de Buenos Aires	400.000	3.600.000	36.000.000	140.000.000	180.000.000	0,22	2,00	20,00	77,78	100,00
56	604	22	14	69	Ruta Nacional Nº40 - Valle Aberastain - San Juan - Calle 14 Km. 3.444,99 - Calle 8 Km. 3.452 - Provincia de San Juan	984.127	3.100.000	62.000.000	243.915.873	310.000.000	0,32	1,00	20,00	78,68	100,00
56	604	22	14	69	Ruta Nacional Nº40 - Valle Aberastain - San Juan - Calle 8 Km.3.452 - Calle 5 Km.3.456 - Provincia de San Juan	984.127	3.100.000	62.000.000	243.915.873	310.000.000	0,32	1,00	20,00	78,68	100,00
56	604	22	14	70	Ruta Nacional Nº 9 Acceso a la Ciudad de Salta	147.778	1.330.000	6.650.000	18.472.222	26.600.000	0,56	5,00	25,00	69,44	100,00
56	604	22	14	71	Ruta Nacional Nº 35 Límite entre Buenos Aires y La Pampa - Empalme Ruta Provincial Nº 1 Km. 128 - Km. 148	549.078	2.117.871	21.178.714	25.871.137	49.117.000	1,11	4,29	42,86	51,74	100,00
56	604	22	14	73	Ruta Nacional Nº 8 - Autopista Pilar - Pergamino (Tramo: 2B) Arroyo de Giles Km.104,37 Progresiva 25.345,82 - Puente sobre Arroyo Gómez km. 116,99 Progresiva 8.460 - Construcción de Variante y Duplicación de Calzada	39.772.063	71.280.500	71.280.500	102.788.937	285.122.000	15,50	25,00	25,00	34,50	[illegible]
56	604	22	14	74	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 3) Puente sobre Arroyo Gomez Km. 116,99 Progresiva 8.460 - Puente sobre Arroyo Catuané Km. 143,10 Progresiva 34.587 - Duplicación de Calzada	4.903.403	25.578.000	69.326.200	541.995.397	641.900.000	0,76	4,00	10,80	84,44	100,00
56	604	22	14	74	Ruta Nacional Nº 8 - Autopista Pilar - Pergamino (Tramo:4) - Arroyo Catuané Km. 143,10 - Arroyo Helves Km. 166,78 - Duplicación de Calzada	1.745.587	3.927.571	68.551.429	486.636.413	649.860.000	0,32	0,71	10,65	88,32	100,00
56	604	22	14	75	Ruta Nacional Nº 8 - Autopista Pilar - Pergamino (Tramo: 5B) Todd - Fontezuela Km. 196,76 - Km. 213,76 - Provincia de Buenos Aires	40.090.230	73.225.500	73.226.500	106.354.770	292.902.000	14,00	25,00	25,00	36,00	100,00
56	604	22	14	77	Ruta Nacional Nº 35 Límite con La Pampa - Intersección Ruta Provincial Nº 27 Km. 505,67 - Km. 572,76	1.374.000	3.208.000	41.209.000	77.835.000	123.627.000	1,11	2,60	33,33	62,96	100,00
56	604	22	14	78	Ruta Nacional Nº 35 Intersección Ruta Provincial Nº 27 - Intersección Ruta Nacional Nº 8 Km. 572,76 - Km. 708,55	865.048	3.406.125	68.122.500	200.096.327	272.490.000	0,32	1,25	25,00	73,43	100,00
56	604	22	14	82	Ramal Tigre - 3º Cerril y Benquines - Provincia de Buenos Aires	504.728	2.289.275	22.892.750	65.880.247	91.571.000	0,56	2,50	25,00	71,94	100,00
56	604	22	14	84	Autopista 001 Avenida Lugones - Acceso Oeste Km. 0,00 - Km. 13,76	444.444	4.000.000	40.000.000	155.555.556	200.000.000	0,22	2,00	20,00	77,78	100,00
56	604	22	14	85	Ruta Nacional Nº 34 Empalme Ruta Provincial Nº 9 Km. [illegible] - [illegible] Km. [illegible]	666.667	2.571.429	25.714.286	31.047.619	60.000.000	1,11	4,29	42,86	51,74	100,00
56	604	22	14	87	Ruta Nacional Nº 40 Paso Externo Ciudad de Santa María Punta Balasto - San José	514.815	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	33,33	62,60	100,00
56	604	22	14	88	Ruta Nacional Nº 60 Paso Externo Ciudad de Tinogasta Km. 1.300,56 - Km. [illegible]	538.889	2.425.000	24.250.000	[illegible]	97.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	14	89	Ruta Nacional Nº 259 Trevelin - Límite con Chile Km. 39,16 - Km. 75,74	500.000	[illegible]	[illegible]	[illegible]	[illegible]	0,56	2,50	25,00	71,94	100,00
56	604	22	14	90	Defensa Costera Lavalle - Obra complementaria al Puente Goya - Reconquista - Provincia de Chaco	333.333	1.500.000	15.000.000	43.166.667	60.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	14	93	Ruta Nacional Nº 3 Comandante Luis Piedrabuena - Empalme Ruta Nacional Nº 40 Km. 2.374,57 - Km 2.579,95	296.296	1.333.333	13.333.333	25.037.038	40.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	14	94	Ruta Nacional Nº 40 [illegible]	333.333	1.500.000	15.000.000	43.166.667	60.000.000	0,56	[illegible]	25,00	71,94	100,00
56	604	22	14	95	Autopista 9 - Ruta Nacional Nº A012 - Ruta Nacional Nº A008 Km. 278,29 - Km. 288,47	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100,00
56	604	22	14	96	Ruta Nacional Nº 34 - Ruta Nacional Nº A008 - Ruta Nacional Nº A012, Km. 1,40 - Km. 13,9	222.222	[illegible]	20.000.000	77.777.778	100.000.000	[illegible]	[illegible]	20,00	77,78	100,00
56	604	22	14	97	Ruta Nacional Nº 11 Capitán Bermúdez - Ruta Nacional Nº A012 Km. 318,92 - Km. 326,2	500.000	2.250.000	22.500.000	64.750.000	90.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	14	97	Ruta Nacional Nº 11 - Autovía Rosario - Oliveros - Sección I: Ruta Nacional Nº A012 - Ruta Nacional Nº 11	380.952	3.428.571	34.285.714	81.904.763	120.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	14	97	Ruta Nacional Nº 11 - Autovía [illegible]	333.333	1.200.000	12.[illegible].000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	14	99	Ruta Nacional Nº [illegible] por Sloane Km. 87,27 - Km. [illegible]	111.111	[illegible]	10.[illegible].000	[illegible]	50.000.[illegible]	0,22	2,00	[illegible]	77,78	100,00
56	604	22	14	99	Autopista 9 - Ruta Nacional Nº A012 - Ruta Nacional Nº A008 Km. 297 - Km. 314,10	266.667	[illegible]	12.[illegible]	34.633.[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
56	604	22	15	1	Empalme Ruta Nacional Nº 40 Límite con Provincia de Río Negro	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	15	3	Ruta Nacional Nº 3 Intersección Ruta Provincial Nº 17 - Construcción de Distinto Nivel	476.190	4.285.714	42.857.143	102.380.953	150.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	15	4	Ruta Nacional Nº 3 Intersección Ruta Provincial Nº 6 - Construcción de Distinto Nivel	210.224	1.892.[illegible]	18.920.200	73.578.556	94.601.000	0,22	2,00	20,00	77,78	100,00
56	604	22	15	5	Ruta Nacional Nº 3 Ushuaia - Tolhuin	634.921	2.857.14[illegible]	57.142.857	139.365.079	200.000.000	0,32	1,43	28,57	69,68	100,00
56	604	22	15	6	Ruta Nacional Nº 178 Villa Eloísa - Ruta Provincial Nº 65 - Km. 146,47 - Km. 200,81	194.444	1.750.000	8.750.000	24.305.556	35.000.000	0,56	5,00	25,00	69,44	100,00
56	604	22	15	7	Ruta Nacional Nº 130 - Empalme Ruta Nacional Nº 14 - Empalme Ruta Provincial Nº 20 - Cruce por Villa Elisa	240.744	1.083.300	10.833.500	31.176.400	43.334.000	0,56	2,50	25,00	71,94	100,00
56	604	22	15	8	Vertiente Ruta Provincial Nº 54 Sección I: Tolosa - Km. 37 - Ruta Provincial Nº 54 Curva de Juan	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible] - Las Flores	4.188.135	[illegible]	54.212.820	482.[illegible]	548.[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	11	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	11	Ruta Nacional Nº [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	11	Ruta Nacional Nº 7 - Autovía San Andrés de Giles - Junín - Sección [illegible]	[illegible]	[illegible]	64.000.000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	11	Ruta Nacional Nº 7 - Autovía San Andrés de Giles - Junín - Sección IV	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	11	Ruta Nacional Nº 7 - Autovía San Andrés de Giles - Junín - Sección V	[illegible]	[illegible]	[illegible]	485.[illegible]	[illegible]	24,19	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Ruta Nacional Nº [illegible] - Autovía Empalme Ruta Nacional Nº [illegible] - Saladillo - Sección I	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	12	Ruta Nacional Nº [illegible] - Autovía Empalme Ruta Nacional Nº [illegible] - Saladillo - Sección II	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
56	604	22	[illegible]	12	Ruta Nacional Nº [illegible] - Autovía Empalme Ruta Nacional Nº [illegible] - Saladillo - Sección I	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	18,33	[illegible]	[illegible]
56	604	22	[illegible]	12	Ruta Nacional Nº [illegible] - Autovía Empalme Ruta Nacional Nº [illegible] - Saladillo - Sección II	[illegible]	3.750.000	[illegible].000.000	240.297.619	[illegible].000.000	[illegible]	[illegible]	18,33	80,[illegible]	100,00


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN
PRESIDENCIA

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
43/.

27198

H. SENADO DE LA NACIÓN
FOLIO 81
MESA DE ENTRADAS

CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentaje)				
						2016	2017	2018	RESTO	TOTAL	2016	2017	2018	RESTO	TOTAL
56	604	22	15	13	Ruta Nacional Nº 34 - Autovía: Intersección Ruta Provincial Nº 65 - A/N Ruta Nacional Nº 19 - Sección II	825.397	3.250.000	65.000.000	[illegible]	[illegible]	0,32	1,25	25,00	73,43	100,00
56	604	22	15	13	Ruta Nacional Nº 34 - Autovía: Intersección Ruta Provincial Nº 65 - A/N Ruta Nacional Nº 19 - Sección III	944.444	3.400.000	68.000.000	[illegible]	340.000.000	0,28	1,00	20,00	78,72	100,00
56	604	22	15	13	Ruta Nacional Nº 34 - Autovía: Intersección Ruta Provincial Nº 65 - A/N Ruta Nacional Nº 19 - Sección IV	793.85[illegible]	3.125.000	62.500.000	183.581.349	250.000.000	0,32	1,25	25,00	73,43	100,00
56	604	22	15	13	Ruta Nacional Nº 34 - Autovía: Intersección Ruta Provincial Nº 65 - A/N Ruta Nacional Nº 19 - Sección V	603.115	2.714.286	54.285.714	132.396.825	[illegible]	0,32	1,43	28,57	69,68	100,00
56	604	22	15	17	Ruta Nacional Nº 12 - Cerro Cora - San Ignacio - Sección II, Santa Ana - San Ignacio	[illegible]	[illegible]	[illegible]	237.7[illegible]	300.000.000	[illegible]	1,67	18,33	[illegible]	100,00
56	604	22	15	20	Ruta Nacional Nº 68 - Empalme Ruta Provincial Nº [illegible] - Empalme Ruta Nacional Nº [illegible]	388.889	1.400.000	14.000.000	[illegible]	[illegible]	1,11	4,00	40,00	[illegible]	[illegible]
56	604	[illegible]	15	21	Desagües [illegible] Cerrillos - La Merced y [illegible] Carril	[illegible]	5.000.000	55.000.000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
56	604	22	15	22	Ruta Nacional Nº 38 - Doble Vía - [illegible]	[illegible]	1.814.857	19.148.571	[illegible]	[illegible]	1,11	4,29	42,86	51,74	[illegible]
56	604	[illegible]	15	23	Ruta Nacional Nº 38 - Doble Vía - Av. de Circunvalación - Terminal de Ómnibus	[illegible]	1.200.000	[illegible]	[illegible]	[illegible]	1,11	4,00	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Ruta Nacional Nº [illegible] las Sierras de Gasayas	740.741	3.500.000	40.000.000	55.759.259	[illegible]	[illegible]	3,33	33,33	[illegible]	[illegible]
56	604	22	15	[illegible]	Ruta Nacional Nº 3 - Autovía Las Flores - Azul Sección I	[illegible]	3.500.000	[illegible]	275.527.778	[illegible]	0,28	1,00	[illegible]	78,72	100,00
56	604	[illegible]	15	[illegible]	Ruta Nacional Nº 3 - Autovía [illegible] - Azul Sección II	972.[illegible]	3.500.[illegible]	70.000.000	275.52[illegible]	[illegible]	0,28	1,00	[illegible]	78,72	[illegible]
56	604	22	15	[illegible]	Ruta Nacional Nº 3 - Autovía [illegible] - Azul Sección III	[illegible]	4.000.000	80.000.000	[illegible]	[illegible]	[illegible]	1,00	[illegible]	[illegible]	[illegible]
56	604	[illegible]	15	[illegible]	Ruta Nacional Nº [illegible] - Autovía [illegible] Nº 41 - Acceso a Bragado Sección II	[illegible]	3.750.000	[illegible]	[illegible]	490.000.000	0,28	[illegible]	[illegible]	[illegible]	[illegible]
56	604	22	15	[illegible]	Ruta Nacional Nº 5 - Autovía Empalme [illegible] Nº 41 - Acceso a Bragado Sección III	1.333.333	4.285.714	85.714.286	[illegible]	[illegible]	0,22	[illegible]	[illegible]	[illegible]	[illegible]
56	604	[illegible]	15	[illegible]	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección I	911.111	3.418.667	[illegible]	337.3[illegible]	[illegible]	0,22	[illegible]	[illegible]	[illegible]	[illegible]
56	604	[illegible]	15	[illegible]	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección II	[illegible]	4.000.000	[illegible]	315.11[illegible]	400.000.000	0,22	1,00	20,00	78,78	[illegible]
56	604	[illegible]	15	[illegible]	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección III	[illegible]	[illegible]	72.000.000	[illegible]	360.000.000	0,28	[illegible]	20,00	[illegible]	[illegible]
56	604	22	15	[illegible]	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección IV	944.444	3.400.000	68.000.000	[illegible]	[illegible]	0,28	[illegible]	[illegible]	78,72	[illegible]
56	604	22	15	26	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección V	[illegible]	3.418.667	68.333.333	337.338.[illegible]	[illegible]	0,22	[illegible]	[illegible]	[illegible]	[illegible]
56	604	[illegible]	15	[illegible]	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección VI	[illegible]	[illegible]	70.000.000	[illegible]	[illegible]	0,22	1,00	[illegible]	[illegible]	[illegible]
56	604	[illegible]	15	[illegible]	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección VII	[illegible]	[illegible]	68.000.000	[illegible]	[illegible]	0,28	1,00	[illegible]	[illegible]	[illegible]
56	604	22	15	[illegible]	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección VIII	[illegible]	3.400.000	[illegible]	[illegible]	[illegible]	0,28	1,00	[illegible]	78,72	[illegible]
56	604	[illegible]	15	[illegible]	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección IX	[illegible]	[illegible]	[illegible]	205.8[illegible]	280.[illegible].000	0,32	[illegible]	[illegible]	[illegible]	100,00
56	604	22	15	[illegible]	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección X	[illegible]	[illegible]	72.500.000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
56	604	[illegible]	15	[illegible]	Ruta Nacional Nº 7 - Autovía Junín - Límite con San Luis - Sección XI	[illegible]	3.800.000	76.000.000	[illegible]	[illegible]	[illegible]	1,00	[illegible]	[illegible]	[illegible]
56	604	22	15	29	Ruta Nacional Nº 9 - Límite con Tucumán - Metán Sección: Río de los Contederos - Km. 1408 - Arroyo San Martín - Km 1419,5 - Ferrocarril General Belgrano - Km. 1426,5 - Río Rosario - Km. 1427,5 - Río El Naranjo - Km. 1433,5 - Río de las Cañas - Km. 1442,5 - Río Yatasto - Km. 1449,5-Río Metán-Km. 1456	222.222	[illegible]	[illegible]	28.777.778	[illegible]	[illegible]	2,50	25,00	71,94	100,00
56	604	22	15	30	Ruta Nacional Nº 7 - Autovía Santa Catalina (Holmberg) - Villa Mercedes - Sección I	[illegible]	3.400.000	[illegible]	[illegible]	[illegible]	0,28	1,00	[illegible]	[illegible]	[illegible]
56	604	[illegible]	15	30	Ruta Nacional Nº 8 - Autovía Santa Catalina (Holmberg) - Villa Mercedes - Sección II	[illegible]	[illegible]	70.000.000	275.527.778	350.000.000	0,28	1,00	[illegible]	[illegible]	[illegible]
56	604	[illegible]	15	37	Ruta Nacional Nº 8 - Autovía Santa Catalina (Holmberg) - Villa Mercedes - Sección I I	[illegible]	3.418.667	68.333.333	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100,00
56	604	22	15	31	Ruta Nacional Nº 40 - Acceso Norte a Mendoza - Sección: Héroes de Malvinas - Av. Monteagudo	[illegible]	[illegible]	[illegible]	[illegible]	60.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	15	32	Ruta Nacional Nº 9 - Autovía Termas de Río Hondo - Empalme Ex Ruta Nacional Nº 9 - Sección I	[illegible]	[illegible]	[illegible]	308.514.210	462.331.000	1,27	12,00	20,00	[illegible]	100,00
56	604	22	15	32	Ruta Nacional Nº 9 - Autovía Termas de Río Hondo - Empalme Ex Ruta Nacional Nº 9 - Sección II	[illegible]	[illegible]	[illegible]	412.716.918	[illegible]	2,38	11,08	10,80	75,74	100,00
56	604	[illegible]	15	33	Ruta Nacional Nº 12 - Autovía [illegible] - [illegible] de la Picota	[illegible]	3.800.000	76.000.000	[illegible]	[illegible]	[illegible]	1,00	[illegible]	[illegible]	[illegible]
56	604	22	15	34	Túnel Internacional Paso de Agua Negra	10.304.011	27.820.830	289.667.584	7.091.[illegible].855	7.418.888.[illegible]	[illegible]	0,38	[illegible]	[illegible]	[illegible]
56	604	22	15	35	Ruta Nacional Nº 7 - Autovía Empalme Ruta Nacional Nº 40 - Uspallata Sección I	[illegible]	[illegible]	68.333.333	[illegible]	410.000.[illegible]	0,28	[illegible]	16,67	[illegible]	[illegible]
56	604	22	15	35	Ruta Nacional Nº 7 - Autovía Empalme Ruta Nacional Nº 40 - Uspallata Sección II	[illegible]	3.600.[illegible]	72.000.000	[illegible]	360.000.[illegible]	0,32	1,00	[illegible]	[illegible]	[illegible]
56	604	[illegible]	15	35	Ruta Nacional Nº 7 - Autovía Empalme Ruta Nacional Nº 40 - Uspallata Sección III	[illegible]	4.000.000	88.000.000	[illegible]	400.000.000	0,32	[illegible]	[illegible]	[illegible]	[illegible]
56	604	22	15	37	Ruta Nacional Nº 242 - Paso Pino Hachado	657.185	2.957.333	29.573.333	[illegible]	[illegible]	0,74	3,33	33,33	[illegible]	[illegible]
56	604	[illegible]	15	42	Ruta Nacional Nº 7 - Luján - San Andrés de Giles - Sección: Paso por San Andrés de Giles	[illegible]	56.999.520	[illegible]	[illegible]	474.998.000	1,27	12,00	[illegible]	[illegible]	100,00
56	604	[illegible]	15	43	Ruta Nacional Nº 40 - [illegible] - Ruta Provincial Nº 2 - Calle Aconquija	333.333	3.000.000	30.000.000	[illegible]	[illegible]	0,22	2,00	20,00	[illegible]	[illegible]
56	604	22	15	44	Ruta Nacional Nº 7 - Río Colorado - Chacra Chañi - Empalme Ruta Nacional Nº 251	444.444	4.000.000	40.000.000	155.555.[illegible]	200.000.000	[illegible]	2,00	20,00	[illegible]	100,00
56	604	[illegible]	15	45	Ruta Nacional Nº 5 Ex Ruta Nacional Nº 7 - Ruta Provincial Nº 47	[illegible]	3.354.475	[illegible]	[illegible]	[illegible]	0,32	[illegible]	10,67	[illegible]	[illegible]
56	604	[illegible]	15	47	Ruta Nacional Nº 52 Variante en Cuesta del Lipán Km. 16 - Km. 25	[illegible]	2.785.714	27.857.143	[illegible]	[illegible]	1,11	[illegible]	42,86	51,74	[illegible]
56	604	22	15	47	Ruta Nacional Nº 52 Empalme Ruta Nacional Nº 9 - Purmamarca Km. 0,00 - Km 3,87	[illegible]	2.507.143	25.071.429	[illegible]	58.[illegible].000	1,11	[illegible]	42,86	51,74	100,00
56	604	[illegible]	15	48	Ruta Nacional Nº 7 [illegible] - San Martín	355.556	1.600.000	16.000.000	[illegible]	48.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	15	50	Ruta Nacional Nº 12 Wanda - Empalme Ruta Nacional Nº 101 - Desvío Tránsito Pesado en Puerto Iguazú	317.460	2.857.[illegible]	[illegible]	[illegible].253.968	100.000.000	0,32	[illegible]	[illegible]	68,25	100,00
56	604	[illegible]	15	51	Ruta Nacional Nº 40 Acceso Ciudad de Bariloche - Ruta Nacional Nº 231 Km. 2045 - Km. 2058	634.921	2.857.143	57.142.857	[illegible]	[illegible]	0,32	1,43	28,57	69,68	100,00
56	604	22	15	54	Ruta Nacional Nº A001 Acceso [illegible] - Puente La Rioja - [illegible] Ruta Nacional A001 - Camino [illegible]	[illegible]	2.750.000	55.000.000	[illegible] 551.567	220.000.000	0,32	1,25	25,00	73,43	100,00

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
44/.

27 1 98

H. SENADO DE LA NACIÓN
FOLIO
82
MESA DE ENTRADAS

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

CÁMARA DE DIPUTADOS DE LA NACIÓN
PRESIDENCIA

CAPÍTULO
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentaje)				
						2016	2017	2018	RESTO	TOTAL	2016	2017	2018	RESTO	TOTAL
56	604	22	15	55	Ruta sin Número Avenida 27 de Febrero entre Avenida Saenz y Calle Vieytes - Puente Pueyrredón	592 593	2.500.000	25.000.000	51.907 407	80.000.000	0,74	3,33	33,33	62 60	100 00
56	604	22	15	56	Ruta sin Número Avenida 27 de Febrero entre Avenida Saenz y Calle Vieytes - Puente Bosch	592.593	2.600.000	30.000.000	46.807.407	80.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	15	57	Ruta sin Número Avenida 27 de Febrero entre Avenida Saenz y Calle Vieytes - Puente Victorino della Plaza	592.593	2.500.000	25.000.000	51.907.407	80.000.000	0,74	3,33	33 33	62,60	100,00
56	604	22	15	58	Ruta sin Número Avenida 27 de Febrero entre Avenida Saenz y Calle Vieytes - Puente Alsina	592,593	2.600.000	30.000.000	46.807.407	80.000.000	0,74	3 33	33 33	62 60	100,00
56	604	22	15	61	Ruta Nacional Nº 157 Límite con Córdoba - Límite con Santiago del Estero - Empalme Ruta Nacional Nº 60 - Empalme Ruta Nacional Nº 157	355.556	1.260.000	12.800.000	17.564.444	32.000.000	1,11	4,00	40 00	54,89	100,00
56	604	22	15	62	Ruta Nacional Nº 16 Colectoras entre Resistencia y Puerto Tirol	666.667	3,000.000	30.000.000	56.333.333	90,000.000	0,74	3 33	33,33	62,60	100,00
56	604	22	15	63	Ruta Nacional Nº 9 El Carmen - San Salvador del Jujuy - Río los Alisos Km. 1681,85 - San Salvador del Jujuy Km. 1687,18	951.407	4.281.333	42.613.333	80.393.927	128.440.000	0,74	3 33	33,33	62,60	100,00
56	604	22	15	64	Ruta Nacional Nº145 Bardas Blancas - Hito Pehuenche - Sección II B: Km. 13,6 - Hito Pehuenche	444.444	2.000.000	20.000.000	37 555 556	60.000.000	0,74	3,33	33,33	62,60	100 00
56	604	22	15	65	RN Nº145, Bardas Blancas - Hito Pehuenche.	388.889	1.400.000	14.000.000	19 211 111	35.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	15	66	Ruta Nacional Nº9 y Ruta Nacional Nº34 - Rosario de la Frontera - Metán -Km. 1.424 - Km. 1.432 - Provincia de Salta	921.917	3.630.050	72.601.000	213 251 033	290.404.000	0 32	1,25	25,00	73,43	100,00
56	604	22	15	66	Ruta Nacional Nº9 y Ruta Nacional Nº34 - Rosario de la Frontera - Metán - Km. 1.432 - Km. 1.456 - Provincia de Salta	1 490 578	4.791.143	95.822.857	568.655 422	670 760 000	0,22	0,71	14,29	84,78	100 00
56	604	22	15	67	Ruta Nacional Nº34 Taboada - La Banda Km. 667,25 - Km. 722,55.	2,222.222	5.000.000	100.000.000	592.777.778	700.000.000	0,32	0,71	14,29	84,68	100,00
56	604	22	15	68	Campana - Zarate - Reposición de Obenques Puente Ferroviario Zarate Brazo Largo	500.000	2.250.000	22.500.000	64.750.000	90.000.000	0,56	2,50	25,00	71,94	100,00
	604	22	15	70	Ruta Nacional Nº 12 Crespo - Paraná - Km. 423,9 - Km. 452,9.	622.222	3.500.000	70,000.000	205.877.778	280,000.000	0,22	1,25	25,00	73,53	100,00
	604	22	15	72	Empalme Ruta Nacional A019 - Boulevard los Alemanes - Conexión de la Avenida de Circunvalación con Boulevard los Alemanes	550.000	1.320.000	13.200.000	17.930.000	33.000.000	1,67	4,00	40,00	54,33	100,00
56	604	22	15	73	Ruta Nacional Nº A019 Avenida Costanera - Calle Boedo - Intersección con la Avenida Costanera	654.767	2.525.529	25.265 286	30.493 418	58.929.000	1,11	4,29	42 86	51,74	100 00
56	604	22	15	74	Ruta sin Número - Tramo Empalme Ruta Ruta Nacional Nº A019 - Boulevard Los Alemanes - Sección: Conexión de la Av. de Circunvalación con Boulevard Los Alemanes	550 000	1.320.000	13.200.000	17.930 000	33.000.000	1,67	4 00	40 00	54 33	100 00
	604	22	15	75	Ruta Nacional Nº A019 - Tramo Av. Costanera - Calle Boedo (Intersección con la Avenida Costanera)	654.767	2.525.529	25.255.288	30.493 418	58.929.000	1,11	4,29	42 86	51,74	100 00
56	604	22	15	76	Ruta Nacional Nº152 - Tramo: Empalme Ruta Nacional Nº 143 (El Carancho) - Km. 147,67 Acceso P. Lihue, Sección S4 - Km. 83 - km. 118,6	686 522	2.648.014	26 480 143	31.972.321	61.787,000	1,11	4,29	42 86	51,74	100 00
	604	22	15	81	Ruta Provincial Nº 6 - Tramo: Intersección con la Ruta Nacional Nº 12	797.744	3.077.014	30.770.143	37.152.099	71.797.000	1,11	4,29	42,86	51,74	100,00
	604	22	15	82	Ruta Nacional Nº151 - Tramo: Sargento Vidal - Catriel, V	333.333	1.200.000	12,000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
	604	22	15	83	Ruta Nacional Nº 149 - Tramo: A. Puente Seco (Progresiva 244,04) - Empalme Ruta Provincial Nº 412 (Progresiva 332,70) - Sección 1: Progresiva 244,04 (A. Puente Seco) - Delegación La Cienaga (Progresiva 268,55)	382.917	1.723.125	17.231.250	49.587.708	68.925.000	0 56	2,50	25,00	71,94	100,00
56	604	22	15	84	Ruta Nacional Nº 16 - Tramo: Resistencia - Intersección con la Ruta Nacional Nº 95 - Sección:Construcción de 15 Pasarelas Peatonales	355 630	1.600.333	16 003.333	30 050 704	48 010 000	0,74	3 33	33,33	62 60	100 00
56	604	22	15	86	Ruta Nacional Nº 259 - Tramo: Esquel - Tramoevelin, Sección: Km. 13 6 - Km. 18,8	318.519	1.433.333	14.333.333	26.914.815	43.000.000	0 74	3,33	33,33	62,60	100,00
56	604	22	15	87	Ruta Nacional Nº 40 - Tramo: Londres - Belén , Sección: Paso Externo por Londres	757.059	3.406.767	34.067.667	63.971.507	102.203.000	0 74	3,33	33,33	62,60	100,00
56	604	22	15	88	Ruta Nacional Nº3 - San Miguel del Monte - Las Flores - Sección I: Km.104,7 - Km-114 - Provincia de Buenos Aires	3.450.318	16.067.120	90.335.600	339.824.962	451.678.000	0,76	4,00	20,00	75,24	100,00
	604	22	15	89	Ruta Nacional Nº3 - San Miguel del Monte - Las Flores - Sección II: Km.140 - Km.167,5 -Provincia de Buenos Aires	3.220.563	16 864 040	84.320.200	317.196 197	421 601.000	0 76	4 00	20 00	75,24	100 00
	604	22	15	90	Ruta Nacional Nº3 - San Migel del Monte - Las Flores - Sección IV: Km.167,5 - Km.184,5 - Provincia de Buenos Aires	1.970.569	10 318 720	51.593.600	194 085 091	257.968.000	0 76	4 00	20 00	75 24	100 00
56	604	22	15	91	Ruta Nacional Nº3 - San Miguel del Monte - Las Flores - Sección V: Km.184,5 - Km. 192,3 - Provincia de Buenos Aires	2.326.806	12.184.000	60.920.000	229.169 194	304.600.000	0,76	4 00	20 00	75 24	100 00
56	604	22	15	92	Ruta Nacional Nº11 - Resistencia - Límite con Formosa - Autódromo Km.1.010 - Empalme Ruta Provincial Nº 90 Km.1.044 - Provincia del Chaco	1.555.556	5.000.000	100.000.000	593.444.444	700.000.000	0,22	0 71	14,29	84,78	100 00
56	604	22	15	94	Ruta Nacional Nº11 - Límite Sante Fe /Chaco - Los Palmares - Km. 922 - Km. 984 - Provincia del Chaco	476.190	4.285.714	42.857.143	102.380.953	150.000.000	0 32	2 86	28 57	68,25	100 00
	604	22	15	95	Ruta Nacional Nº11 - Los Palmares - Resistencia - Km.984 - Km.1.007,6 - Provincia del Chaco	333.333	1.500.000	15.000.000	43.166.667	60.000.000	0,56	2,50	25,00	71 94	100,00
	604	22	15	96	Ruta Nacional Nº11 - Límite con Chaco - Empalme Ruta Nacional Nº81 - Km.1.103 - Tatane Km Km.1.119,5 - Provincia de Formosa	1.002.736	3.760.256	75.205.167	371.262.839	451.231.000	0,22	0,83	16,67	82 28	100,00
	604	22	15	96	Ruta Nacional Nº11 - Límite con Chaco - Empalme Ruta Nacional Nº81 - Km.1.118 5 - Tatane Km.1.140 - Provincia de Formosa	1.266 693	4.135 800	82.716.000	490.873.507	579.012.000	0,22	0,71	14 29	84,78	100 00
56	604	22	15	98	Ruta Nacional Nº11 - Límite con Chaco - Empalme Ruta Nacional Nº81 - Km.1.160 - Acceso Sur a Formosa Km.1.170 - Provincia de Formosa	564 053	2.538 240	50.764.800	199.956.907	253.824.000	0,22	1,00	20 00	78 78	100 00
56	604	22	15	99	Ruta Nacional Nº11 - Límite con Chaco - Empalme Ruta Naciona Nº81 - Rotonda Virgen del Carmen Km. 1.170 - Empalme Ruta Nacional Nº81 Km.1.184 - Provincia de Formosa	1 305 397	3 426 667	68.533.333	337.934.603	411.200.000	0,32	0,83	16 67	82 18	100 00
56	604	22	16	3	Ruta Nacional Nº 14 - Puente sobre Arroyo Liso - Km. 811,54	333 333	1 200 000	12.000.000	18.466.667	30.000.000	1 11	4,00	40 00	54,89	100,00


H. SENADO DE LA NACIÓN
FOLIO
83
MESA DE ENTRADAS

27198

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
45/.

CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	22	16	4	Ruta Nacional Nº 50 - Orán - Límite con Bolivia - Puente sobre Río Pescado - Km. 42	100.000	1.400.000	7.000.000	26.500.000	35.000.000	0,22	4,00	20,00	75,78	100,00
56	604	22	16	5	Ruta Sin Número - Puente Santa Fe - Paraná	2.422.222	7.857.143	84.857.143	1.004.863.492	1.100.000.000	0,22	0,71	7,71	91,36	100,00
56	604	22	16	6	Ruta Nº 68 - Cafayate Talapampa - Río Santa María Km. 9 31	444.444	2.000.000	20.000.000	57.555.556	80.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	16	7	Ruta Nacional Nº 9 - San Pedro - Calilegua	277.778	1.250.000	12.500.000	35.972.222	50.000.000	0,56	2,50	25,00	71,94	100,00
56	604	22	16	8	Ruta Nacional Nº 9 - Empalme Ruta Nacional Nº A012 - Empalme Ruta Nacional Nº A008 - Puente Arroyo Saladillo	333.333	1.500.000	15.000.000	28.166.667	45.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	16	9	Ruta Nacional Nº 12 - Arroyo Piray Mini - Km. 1549,52	269.741	1.213.833	12.138.333	22.793.093	36.415.000	0,74	3,33	33,33	62,60	100,00
56	604	22	16	10	Ruta Nacional Nº 105 - Arroyo Pindapoy Grande Km. 14,47	260.000	1.170.000	11.700.000	21.970.000	35.100.000	0,74	3,33	33,33	62,60	100,00
56	604	22	16	11	Avenida 27 de Febrero entre Autopista Presidente Cámpora y Avenida Escalada	592.593	2.500.000	25.000.000	51.907.407	80.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	16	13	Ruta Nacional Nº9 - Empalme Ruta Nacional Nº 52 - Tilcara - Puente sobre Arroyo Hu cha ra Km.1.771,49 - Provincia de Jujuy	562.963	2.533.333	25.333.333	47.570.371	76.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	16	14	Ruta Nacional Nº9 Autopista - Límite Buenos Aires/ Santa Fe - Arroyo Seco - Puente sobre Arroyo Pavón Km. 253,64 - Provincia de Santa Fe	368.000	1.324.800	13.248.000	18.179.200	33.120.000	1,11	4,00	40,00	54,89	100,00
56	604	22	16	16	Ruta Nacional Nº 16 - Joaquín V. Gonzalez - Metán - Puente sobre Río Juramento - Provincia de Salta	3.958.417	9.500.200	15.833.667	18.208.716	47.501.000	8,33	20,00	33,33	38,34	100,00
56	604	22	16	17	Ruta Nacional Nº11 - Rancho Malvinas - Límite Internacional con Paraguay - Sección Puente San Ignacio Loyola	222.222	1.000.000	10.000.000	18.777.778	30.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	16	18	Ruta Nacional Nº12 - Jardín America - Puerto Rico - Sección Puente Cuña Pirú	429.630	1.933.333	19.333.333	36.303.704	58.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	16	19	Ruta Nacional Nº 40 - Tramo: Angastaco - Cachi - Sección: Km. 4.415,12 - Km. 4.472,25	555.556	2.500.000	25.000.000	46.944.444	75.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	16	20	Ruta Nacional Nº 20 - Tramo: Empalme Ruta Provincial Nº 5 B - Empalme Ruta Nacional Nº 79 (Quines) - Sección: Puente Km. 264	550.000	2.121.429	21.214.286	25.614.285	49.500.000	1,11	4,29	42,86	51,74	100,00
56	604	22	16	21	Ruta Nacional Nº 9 - Tramo: A008 - A012 - Sección: Canal Hernandez (Km. 308,95) - Canal Neruda (Km. 310,65) y Canal San Sebastian (Km.311,41)	282.389	1.016.600	10.166.000	13.950.011	25.415.000	1,11	4,00	40,00	54,89	100,00
56	604	22	16	22	Ruta Nacional Nº 9 - Tramo: Rafaela - Sunchales - Sección: Arroyo Calaveras (Km. 232,76)	885.926	3.986.667	39.866.667	74.860.740	119.600.000	0,74	3,33	33,33	62,60	100,00
56	604	22	16	23	Ruta Nacional Nº 168 - Tramo: Viaducto Laguna Setubal - Tunel Subfluvial	288.889	1.040.000	10.400.000	14.271.111	26.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	16	24	Ruta Nacional Nº 64 - Tramo: Bañado de Ovanta - Límite con Tucumán - Sección: Bañado de Ovanta	414.815	1.866.667	18.666.667	35.051.851	56.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	16	25	Ruta Nacional Nº 3 - Tramo: Límite Río Negro /Chubut - Puerto Madryn - Sección: Puente sobre Arroyo Verde (Km. 1.307,15)	833.333	2.150.000	21.000.000	26.016.667	50.000.000	1,67	4,29	42,86	51,18	100,00
56	604	22	16	26	Ruta Nacional Nº 12; Tramo: Arroyo Santa María - Ita -Ibate; Sección: Arroyo Santa María	350.000	1.260.000	12.600.000	17.290.000	31.500.000	1,11	4,00	40,00	54,89	100,00
56	604	22	16	27	Ruta Nacional Nº 14; Tramo: Cuay Chico - Empalme Ruta Provincial Nº 40; Secciones: Varias	476.190	4.285.714	42.857.143	102.380.953	150.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	16	28	Ruta Nacional Nº 34; Tramo: Río Zora - Límite Jujuy / Salta; Sección: km. 1278,23	433.333	1.040.000	10.400.000	14.126.667	26.000.000	1,67	4,00	40,00	54,33	100,00
56	604	22	17	1	Ruta Nacional Nº11 - Cruz del Norte - Virgen del Carmen - Progresiva 1.170,3 - Progresiva 1.176,15 - Provincia de Formosa	452.651	4.073.857	40.738.571	97.319.921	142.585.000	0,32	2,86	28,57	68,25	100,00
56	604	22	17	2	Ruta Nacional Nº11 - Límite con Chaco - Límite con Paraguay - Tramo: Clorinda - Límite con Paraguay - Provincia de Formosa	1.111.000	5.000.000	50.000.000	93.889.000	150.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	17	3	Ruta Nacional Nº52 - Empalme Ruta Provincial Nº70 - Límite con Chile - Subcampamento Centro de Frontera Paso de Jama - Provincia de Jujuy	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	17	4	Ruta Nacional Nº11 - Resistencia - Límite con Formosa - Empalme Ruta Provincial Nº 90 Km.1.044 - Empalme Ruta Provincial Nº 37 Km.1.076 - Provincia del Chaco	1.137.778	3.657.143	73.142.857	434.062.222	512.000.000	0,22	0,71	14,29	84,78	100,00
56	604	22	17	5	Ruta Nacional Nº11 - Resistencia - Límite con Formosa - Empalme Ruta Provincial Nº37 Km.1.076 - Límite con Formosa - Provincia del Chaco	960.000	3.600.000	72.000.000	355.440.000	432.000.000	0,22	0,83	16,67	82,28	100,00
56	604	22	17	6	Ruta Nacional Nº16 - Autovía Makallé - Presidente Roque Sáenz Peña - Tramo I: Peaje Makallé Km.59,82 - Presidencia de la Plaza Km.114,51 - Provincia del Chaco	2.000.000	6.428.571	69.428.571	822.142.858	900.000.000	0,22	0,71	7,71	91,36	100,00
56	604	22	17	7	Ruta Nacional Nº16 - Autovía Makallé - Presidente Roque Sáenz Peña - Tramo II: Presidencia de la Plaza Km.114,51 - Quitilipi Km.154,36 - Provincia del Chaco	1.477.778	4.750.000	95.000.000	563.772.222	665.000.000	0,22	0,71	14,29	84,78	100,00
56	604	22	17	8	Ruta Nacional Nº16 - Autovía Makallé - Presidente Roque Sáenz Peña - Tramo III: Quitilipi Km. 154,36 - Presidente Roque Sáenz Peña Km. 176,15 - Provincia del Chaco	1.142.857	3.600.000	72.000.000	283.257.143	360.000.000	0,32	1,00	20,00	78,68	100,00
56	604	22	17	9	Ruta Nacional Nº12 - Intersección Ruta Nacional Nº9 - Intersección Ruta Nacional Nº8 - Planta Zárate - Provincia de Buenos Aires	6.017.000	8.664.480	14.440.800	6.979.720	36.102.000	16,67	24,00	40,00	19,33	100,00
56	604	22	17	10	Ruta Nacional Nº7 - San Martín - Mendoza - Km.1.036 (Calle Urquiza) - Provincia de Mendoza	666.667	3.000.000	30.000.000	56.333.333	90.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	17	13	Ruta Nacional Nº 151 - Límite con Río Negro - Empalme Ruta Provincial Nº20 - Km.150,18 - Km.156,70 - Provincia de La Pampa	359.089	1.292.720	12.927.200	17.738.991	32.318.000	1,11	4,00	40,00	54,89	100,00
56	604	22	17	14	Ruta Nacional Nº22 - Arroyito - Plaza Huincul - Km.1.269,84 - Km.1.317,52 - Provincia de Neuquén	1.333.333	4.285.714	85.714.286	508.666.667	600.000.000	0,22	0,71	14,29	84,78	100,00
56	604	22	17	15	Ruta Nacional Nº 151 y Variante 22 - Cipolletti - Plottier - Variante 22: Cruce Ruta Nacional Nº151 / Punto D - Ruta Nacional Nº151: Empalme Ruta Nacional Nº22 - Empalme Av. Circunvalación Cipolletti Km. 2,9 - Provincia de Río Negro	1.055.556	3.958.333	79.166.667	390.819.444	475.000.000	0,22	0,83	16,67	82,28	100,00
56	604	22	17	16	Ruta Nacional Nº3 - Límite con Buenos Aires - Km.970 - Rotonda de Acceso a Viedma Km. 966 - Km 968,5 - Provincia de Negro	444.444	1.600.000	16.000.000	21.955.556	40.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	17	17	Ruta Nacional Nº3 - Chinchinales - Cipolletti - Acceso a Parque Industrial Cipolletti Km.1.212,35 - Empalme Ruta Nacional Nº151 Km. 1.215,80 - Provincia de Río Negro	518.519	2.333.333	23.333.333	43.814.815	70.000.000	0,74	3,33	33,33	62,60	100,00


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN
PRESIDENCIA


H. SENADO DE LA NACIÓN
FOLIO
84
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
46/.

CAPÍTULO II
Planilla Anexa al Artículo N° 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	22	17	18	Ruta Nacional N°151 - Empalme Ruta Nacional N°22 - Cinco Saltos - Tramo: Empalmes Av. de [illegible] - Provincia de Río Negro	476.190	4.285.714	42.857.143	102.380.953	150.000.000	0,32	2,86	28,57	68,25	100,00
56	604	22	17	19	Ruta Nacional N°145 - Bardas Blancas - Hito Pehuenche - Tramo: Bardas Blancas - Las Loicas - Provincia de Mendoza	332.370	1.495.667	14.956.667	28.085.296	44.870.000	0,74	3,33	33,33	62,60	100,00
56	604	22	17	20	Ruta Nacional N°14 - Empalme Ruta Nacional N°120 - Límite con Misiones - Progresiva 756,57 - Progresiva 7[illegible] - Provincia de Corrientes	1.556.000	6.666.667	46.666.667	85.110.666	140.000.000	1,11	4,76	33,33	[illegible]	100,00
56	604	22	17	21	Ruta Nacional N°34 - Río Ledesma - Límite Salta /Jujuy - Calilegua - Yuto - Etapa I: Secciones Varias - Provincia de Jujuy	311.111	1.120.000	11.200.000	15.368.889	28.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	17	22	Ruta Nacional N°34 - Río Ledesma - Límite Salta /Jujuy - Calilegua - Yuto - Etapa II: Secciones Varias Provincia de Jujuy	311.111	1.120.000	11.200.000	15.368.889	28.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	17	23	Ruta Nacional N 9 - El Carmen - San Salvador de Jujuy - Acceso a El Carmen - Los Alisos - Provincia de Jujuy	388.889	1.400.000	14.000.000	19.211.111	35.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	17	24	Ruta Nacional N°9 - Río León - Humahuaca - Volcán - Humahuaca - Secciones Varias - Etapa I - Provincia de Jujuy	307.407	1.383.333	13.833.333	25.975.927	41.500.000	0,74	3,33	33,33	62,60	100,00
56	604	22	17	25	Ruta Nacional N°9 - Río León - Humahuaca - Volcán - Humahuaca - Secciones Varias - Etapa II - Provincia de Jujuy	340.741	1.533.333	15.333.333	28.792.593	46.000.000	0,74	3,33	33,33	62,60	100,00
56	604	22	17	26	Ruta Nacional N°34 - Río Grande - Río Zora - Km.1.197,00 / Km.1.200,30 - Km.1.200,90 / Km.1.204 3 Km.1.212 9 / Km. 1.216 [illegible] - Km. [illegible] 40 / Km. 1.219 [illegible] - Provincia de Jujuy	218.519	2.000.000	10.000.000	17.281.481	29.500.000	0,74	6,67	33,33	[illegible]	100,00
56	604	22	17	[illegible]	Ruta [illegible] - Km. 28,1[illegible] - Km.42,8[illegible]	[illegible]	1.2[illegible].000	[illegible]	[illegible]	31.[illegible].000	1,67	4,[illegible]	4,[illegible]	54,3[illegible]	100,[illegible]
56	604	22	17	[illegible]	Ruta Nacional N°3 - Trevelín - Puerto Madryn - Construcción Rotonda - Sección I	[illegible]	[illegible]	6[illegible].397.000	1[illegible].317.000	187.191.000	1,11	1,[illegible]	33,33	64,[illegible]	100,[illegible]
56	604	22	17	29	Ruta Nacional [illegible] - Sección I[illegible]	1.[illegible]	[illegible]	41.664.333	75.275.334	124.[illegible]3.000	1,11	5,33	33,33	[illegible]	100,[illegible]
56	604	22	17	29	Ruta Nacional N°3 - Trevelín - Puerto [illegible] - Sección I[illegible]	1.41[illegible]	4.[illegible]	4[illegible].291.3[illegible]	[illegible]	1[illegible].874.[illegible]	1,11	3,[illegible]	33,[illegible]	62,1[illegible]	100,[illegible]
56	604	22	17	30	[illegible] Bahía Blanca - Sección I: Km. 590,16 - Km. 632,49 y Sección [illegible] Km. [illegible]	2.666.667	8.571.429	92.571.429	1.096.190.475	1.200.000.000	0,22	0,71	7,71	91,3[illegible]	100,0[illegible]
56	604	22	17	31	Ruta Nacional N° 3 y Ruta Nacional N° 228 - Tramo: Tres Arroyos -Sección: Construcción de Variantes	1.286.889	4.142.857	82.857.143	491.711.111	580.000.000	0,22	0,71	14,29	84,7[illegible]	100,00
56	604	22	17	32	Ruta Nacional N° 174 - Tramo: Rosario - Victoria - Sección: Límite Interprovincial - Empalme Ruta Provincial N° 11	2.[illegible].222	7.142.857	77.142.857	913.492.064	1.000.000.000	0,22	0,71	7,71	91,36	100,00
56	604	22	17	33	Ruta Nacional N° 142 - Tramo: Gustavo André - Empalme Ruta Nacional N° 20 - Sección: Km. 74,00 - Km. 112,50	1.093.400	2.811.600	28.116.000	33.583.000	65.604.000	1,67	4,29	42,86	51,18	100,00
56	604	22	17	34	Ruta Nacional N° 14 - Tramo: Pasaje Dos Hermanas - Empalme Ruta Nacional N° 101 - Sección: Progresiva 1.116,66 - Progresiva 1.127,42	344.444	1.240.000	12.400.000	17.015.556	31.000.000	1,11	4,00	40,00	54,[illegible]	100,00
56	604	22	17	35	Ruta Nacional N° 40 - Tramo: La Dársena - Payogastilla - Sección: Km. 4.382,86 - Km. 4.393,65	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	17	36	Ruta Nacional N° 40 - Tramo. Tramo: La Dársena - Payogastilla - Sección: Km. 4.370,70 - Km. 4.382,86	333.333	1.200.000	12.000.000	16.466.667	30.000.000	1,11	4,00	40,00	54,89	100,00
56	604	22	17	37	[illegible] N° 11 - Tramo: [illegible] - Maciel - Sección: Km. [illegible],900 - Km. 340,[illegible]	[illegible]	1.[illegible].229	[illegible]	[illegible]	[illegible]	1,[illegible]	4,29	42,86	51,16	100,00
56	604	22	17	38	Ruta Nacional N° 64 - Tramo: Bañado de Ovanta - Límite con Tucumán - Sección. Paso Externo por Bañado de Ovanta	1.667.000	5.000.000	50.000.000	93.333.000	150.000.000	1,11	3,33	33,33	62,23	100,00
56	604	22	17	39	Ruta Nacional N° 141 - Tramo: Límite con La Rioja - Empalme Ruta Provincial N° 510 - Sección: Km. -1,96 - Km. 108	1.556.000	2.500.000	52.500.000	153.444.000	210.000.000	0,74	1,19	25,00	73,0[illegible]	100,00
56	604	22	17	40	Ruta Nacional N° 22 - Tramo: Empalme Ruta Provinical N° 2 - Límite con Chaco - Sección: Km. 768,7 - Km. [illegible]13	482.924	4.346.314	43.463.143	103.828.619	152.121.000	0,32	2,86	28,57	68,25	100,00
56	604	22	17	41	Ruta Nacional N° 3 - Tramo: Empalme Ruta Provincial N° 37 - Empalme Ruta Provincial N° 39 - Sección: Km. 1.819 - Km. 1.822	845.000	2.200.000	20.000.000	27.855.000	50.700.000	1,67	4,29	42,[illegible]	51,1[illegible]	100,00
56	604	22	17	42	Repavimentación de [illegible] - Provincia del Neuquén	140.877	1.[illegible]	6.33[illegible].500	17.[illegible].722	[illegible]	0,5[illegible]	5,0[illegible]	25,0[illegible]	69,4[illegible]	100,00
56	604	22	17	43	Ruta Nacional N° 4[illegible] - Tramo: Campamento Chos Malal	14[illegible]	1.267.800	[illegible]	[illegible]	[illegible]	[illegible]	5,0[illegible]	25,0[illegible]	69,4[illegible]	100,00
56	604	22	17	44	Ruta Nacional N° 237 - Tramo: Piedra del Águila - Puente Sobre Río Collón Cura - Sección: Km. 1.505 - Km. 1.517	1.667.000	5.000.000	50.000.000	93.333.000	150.000.000	1,11	3,33	33,33	62,23	100,00
56	604	22	17	45	Ruta Nacional N° 158 - Tramo: San Francisco - Las Varillas - Sección: Km. 34 - Km. 78	1.926.000	5.000.000	[illegible]	168.074.000	[illegible]	0,7[illegible]	1,[illegible]	2[illegible]	72,3[illegible]	100,[illegible]
56	604	22	17	46	Ruta Nacional N° 9 - Tramo: Ballesteros - Villa María - Empalme Ruta Nacional N° 158 - Sección: Empalme Ruta Nacional N° [illegible] y Ruta Nacional N° 158	431.822	3.886.400	38.884.000	151.137.778	194.320.000	0,2[illegible]	2,00	20,00	77,7[illegible]	100,00
56	604	22	17	49	Ruta Nacional N° 142; Tramo: Gustavo Andre - Límite Mendoza / San Juan; Sección: Sección I: km. 35 - km. 74	1.166.667	3.000.000	30.000.000	35.833.333	70.000.000	1,67	4,29	42,86	51,1[illegible]	100,00
56	604	22	17	50	Ruta Nacional N° 142; Tramo: Gustavo Andre - Límite Mendoza / San Juan; Sección: Sección II: km. 74 - km. 112	1.093.400	2.811.600	28.116.000	33.583.000	65.604.000	1,67	4,29	42,86	51,18	100,00
56	604	22	17	51	Ruta Nacional N° 7; Tramo: San Martín - Mendoza; Sección: km. 1007,13 - km. 1015,57	1.[illegible]	1.928.571	1[illegible].285.714	[illegible]	45.000.[illegible]	2,2[illegible]	4,29	42,86	[illegible]	100,0[illegible]
56	604	22	17	52	Ruta Nacional N° 7; Tramo: San Martín - Mendoza; Sección: km. 99[illegible] - km. 1007,13	[illegible]	1.928.571	1[illegible].285.714	[illegible].928.572	45.0[illegible].000	1,[illegible]	4,29	42,8[illegible]	50,[illegible]	100,0[illegible]
56	604	22	17	53	Ruta Nacional N° 7. Tramo: San Martín - Mendoza. Sección: [illegible] 1015,57 - 10[illegible]	[illegible].444	2.100.000	[illegible]	[illegible]	4[illegible]	1,1[illegible]	4,2[illegible]	42,8[illegible]	51,74	100,0[illegible]
56	604	2[illegible]	3	1	Malla 209 [illegible] - Provincia de Santa Fe	1[illegible]	862.320	[illegible]	[illegible]	43.118.[illegible]	0,2[illegible]	2,0[illegible]	20,0[illegible]	77,7[illegible]	100,0[illegible]
56	604	2[illegible]	3	8	[illegible]	4.133.227	[illegible]	92.997.600	341.817.745	[illegible]	0,[illegible]	5,6[illegible]	2[illegible]	73,5[illegible]	100,0[illegible]
56	604	2[illegible]	3	17	Malla [illegible] - Provincia de Santa [illegible]	24[illegible]	4.[illegible]	[illegible]	[illegible]	[illegible]	0,2[illegible]	4,[illegible]	2[illegible]	73,1[illegible]	100,0[illegible]




H. CÁMARA DE DIPUTADOS DE LA NACIÓN



27 198

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
47/.

CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	26	3	29	Malla 105 - II - Nacional	418.[illegible]1	1.869.810	37.797.000	148.879.759	188.987.000	0,22	1,00	20,00	78,78	100,00
56	604	26	3	33	Malla 233 - Provincia de Córdoba	2.940.107	18.787.272	67.097.400	246.620.221	335.452.[illegible]	0,89	5,60	20,00	73,51	100,00
56	604	26	3	37	Malla 532 - Provincia de Corrientes	9.312.450	22.930.000	[illegible]	186.337.520	27[illegible].000	3,33	10,00	20,00	66,67	100,00
56	604	26	3	42	Malla 201 A - II - Provincia de Buenos Aires	6.734.667	28.174.800	52.348.200	174.497.333	261.745.000	3,33	10,00	20,00	66,67	100,00
56	604	26	3	43	Malla 201 B - II - Provincia de Buenos Aires	2.495.458	19.194.3[illegible]	58.1[illegible]	198.931.35[illegible]	270.[illegible]14.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	1	Malla 130	4.705.533	14.115.[illegible]	28.233.000	94.119.667	141.166.000	3,33	10,00	20,00	66,67	100,00
56	604	26	4	12	Malla 509 - II - Provincia de Entre Ríos	3.[illegible]4.540	20.[illegible].616	73.677.200	270.804.642	368.385.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	15	Malla 433	1.[illegible].455	[illegible]3.340.32[illegible]	22.644.000	83.[illegible]	113.220.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	17	Malla 443	314.800	1.4[illegible]	28.33[illegible]	111.596.600	141.660.000	0,22	1,00	20,00	78,78	100,00
56	604	26	4	19	Malla 535	1.929.704	12.152.728	43.402.[illegible]	159.528.688	217.013.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	20	Malla 101 A - II - Nacional	148.[illegible]	2.672.880	13.364.400	50.638.227	66.822.000	0,22	4,00	20,00	75,78	100,00
56	604	26	4	26	Malla 209 A - II	2.095.880	1[illegible].204.84[illegible]	47.178.[illegible]	173.405.380	235.890.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	27	Malla 135	308.000	1.3[illegible]	31.720.000	109.186.[illegible]	1[illegible].000	0,22	1,00	20,00	78,78	100,00
56	604	26	4	28	Malla 138	3[illegible]	1.482.890	29.[illegible]	116.[illegible]023	148.289.000	0,22	1,00	20,00	78,78	100,00
56	604	26	4	38	Malla 537 - I	[illegible]	4.200.000	21.[illegible]	7[illegible]	105.000.000	0,22	4,00	20,00	75,78	100,00
56	604	26	4	41	Malla 233 - II	205.49[illegible]	3.698.880	18.494.400	70.073.227	[illegible]2.472.000	0,22	4,00	20,00	75,78	100,00
56	604	26	4	43	Malla 336 - I	166.453	2.99[illegible]	14.9[illegible]	[illegible]	74.934.[illegible]	0,22	4,00	20,00	75,78	100,00
56	604	26	4	44	Malla 331 - I	207.8[illegible]	3.735.[illegible]	18.67[illegible]	70.7[illegible]	93.384.000	0,22	4,00	20,00	75,78	100,00
56	604	26	4	51	Malla 115	183.347	3.282.240	16.4[illegible]	62.180.213	82.055.000	0,22	4,00	20,00	75,78	100,00
56	604	26	4	68	Malla 308 - Nacional	[illegible]	1.600.000	8.000.[illegible]	3[illegible]	40.000.000	0,22	4,00	20,00	75,78	100,00
56	604	26	4	70	Malla 339 - Provincia de San Juan	1.0[illegible]524	[illegible]	23.[illegible]	88.938.316	118.409.000	0,89	4,00	20,00	75,11	100,00
56	604	26	4	71	Malla 635 - Provincia de Chubut	2.087.049	9.391.720	46.958.[illegible]	176.3[illegible]	234.793.000	0,89	4,00	20,00	75,11	100,00
56	604	26	4	72	Malla 137 - Provincia de La Pampa	1.7[illegible]	8.067.[illegible]	40.33[illegible]	151.[illegible]	201.681.000	0,89	4,00	20,00	75,11	100,00
56	604	26	4	77	Malla 405 A	2.[illegible]827	1[illegible]	50.871.[illegible]	[illegible]725	254.358.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	79	Ruta A007 - 188 - Malla 7 - 2 - Santa Fe	[illegible]83.864	5.124.400	25.622.000	96.5[illegible]	12[illegible].000	0,61	4,00	20,00	75,39	100,00
56	604	26	4	[illegible]	Malla 235	3.369.182	20.581.741	75.8[illegible]	27[illegible].477	379.330.000	0,89	5,42	20,00	73,69	100,00
56	604	26	4	81	Malla 543	2.[illegible]444	13.[illegible]	[illegible]	183.[illegible]750	248.[illegible].000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	82	Malla 439	2.454.773	13.465.97[illegible]	43.232.4[illegible]	[illegible]9.755	216.162.[illegible]	0,89	5,60	20,00	73,51	100,00
56	604	26	4	[illegible]	Malla [illegible]	[illegible]155.633	15.487.500	30.[illegible]5.000	103.[illegible]16.667	154.875.000	3,33	10,00	20,00	66,67	100,00
56	604	26	4	[illegible]	Malla 406 D - [illegible] - Santiago del Estero	1.125.187	7.8[illegible]	39.1[illegible]	147.[illegible]2.573	195.536.000	0,61	4,00	20,00	75,39	100,00
56	604	26	4	87	Malla 407	2.0[illegible]	12.656.22[illegible]	45.200.800	16[illegible]136.092	226.004.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	88	Malla 3[illegible]	2.4[illegible]	19.[illegible]	60.[illegible]	222.353.4[illegible]	[illegible]476.[illegible]	0,89	5,60	20,00	73,51	100,00
56	604	26	4	90	Malla 179	1.9[illegible]875	14.473.21[illegible]	44.547.[illegible]	163.729.[illegible]	22[illegible].736.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	91	Malla 301	2.[illegible]7	1[illegible]	50.49[illegible]	[illegible]133	252.450.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	92	Malla 503	7.[illegible]	110.09[illegible]	118.892.39[illegible]	[illegible]	376.149.000	[illegible]	[illegible]	30,00	33,00	100,00
56	604	26	4	93	Malla 108 A	[illegible]	1.322.[illegible]	26.449.200	104.1[illegible]	132.248.000	0,22	1,00	20,00	78,78	100,00
56	604	26	4	94	Malla 123 B	1.[illegible]8.572	11.443.152	40.868.400	150.[illegible]	204.342.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	[illegible]	Malla 129	3.[illegible]	2[illegible]	7[illegible]	[illegible]	380.136.000	0,89	5,60	20,00	73,51	100,00
56	604	26	4	[illegible]	Malla 131	[illegible]	4.6[illegible]	[illegible]800	87.5[illegible]	115.589.000	0,22	4,00	20,00	75,78	100,00
56	604	26	4	[illegible]	Malla 207/304	5[illegible]7	2.315.730	46.314.[illegible]	182.678.083	231.873.000	0,22	1,00	20,00	78,78	100,00
56	604	26	4	[illegible]	Malla 104	1.154.811	7.55[illegible]	37.[illegible]	142.461.629	188.969.000	0,61	4,00	20,00	75,39	100,00
56	604	26	4	[illegible]	Malla 110 A Bahía Blanca - Límite Buenos Aires - Provincia de La Pampa	1.975.5[illegible]	12.448.000	44.450.000	163.378.444	222.2[illegible]	0,89	5,60	20,00	73,51	100,00
56	604	26	5	1	Malla 340	2.[illegible]77.200	18.75[illegible]	66.987.[illegible]	246.214.440	334.935.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	2	Malla 118 B	2.293.3[illegible]7	14.447.832	51.[illegible]	189.656.461	257.937.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	3	Malla 117 A	2.022.[illegible]	1[illegible]739.944	[illegible]499.800	187.237.063	[illegible]499.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	4	Malla 404	2.658.92[illegible]	16.738.62[illegible]	59.[illegible]	219.727.652	298.904.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	6	Malla 542	2.458.244	15.[illegible].240	55.333.000	20[illegible]9.516	2[illegible]8.665.[illegible]	0,89	5,60	20,00	73,51	100,00
56	604	26	5	7	Malla 509	2.207.316	13.908.088	49.[illegible]	182.544.996	24[illegible].325.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	8	Malla 513 B	620.704	2.793.170	55.863.400	220.039.726	279.317.000	0,22	1,00	20,00	78,78	100,00
56	604	26	5	9	Malla 102 A	22[illegible]	4.108.800	20.544.000	77.838.933	102.720.000	0,22	4,00	20,00	75,78	100,00
56	604	26	5	10	Malla 102 B	222.222	4.000.000	20.000.000	75.777.778	100.[illegible].000	0,22	4,00	20,00	75,78	100,00
56	604	26	5	11	Malla 408 A	1.108.020	7.352.560	35.262.800	136.690.810	171.314.000	0,61	4,00	20,00	75,39	100,00
56	604	26	5	13	Malla 408 C	3.441.733	21.682.920	77.439.000	284.631.347	387.[illegible]	0,89	5,60	20,00	73,51	100,00
56	604	26	5	14	Malla 315	115.367	2.076.600	10.363.000	39.349.033	61.815.[illegible]	0,22	4,00	20,00	75,78	100,00
56	604	26	5	15	Malla 218 - A	121.251	2.182.52[illegible]	10.912.600	41.348.829	54.563.[illegible]	0,22	4,00	20,00	75,78	100,00
56	604	26	5	16	Malla 218 - B	388.473	1.748.136	34.962.600	137.713.787	174.813.[illegible]	0,22	1,00	20,00	78,78	100,00
56	604	26	5	18	Malla 312	2.638.5[illegible]	16.124.456	[illegible]	237.919.44[illegible]	[illegible].651.[illegible]	0,89	5,60	20,00	73,51	100,00
56	604	26	5	19	Malla 117B	1.775.111	11.183.200	39.94[illegible]	146.[illegible]01.689	198.700.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	[illegible]	Malla 341	660.478	3.062.140	61.262.800	241.228.[illegible]	306.314.000	0,22	1,00	20,00	78,78	100,00
56	604	26	5	23	Malla 601 - Ruta N° 3	241.333	[illegible]	37.72[illegible]	82.294.[illegible]	188.600.000	0,22	4,00	20,00	75,78	100,00
56	604	26	5	24	Malla 602 - Ruta N° 3	270.667	4.872.[illegible]	24.360.000	92.297.333	121.800.000	0,22	4,00	20,00	75,78	100,00
56	604	26	5	25	Malla 541 - Ruta N° 12 - Límite con Entre Ríos - Empalme Ruta Provincial N° 35	222.222	4.000.000	20.000.000	75.777.778	1[illegible]	0,22	4,00	20,00	75,78	100,00






H. SENADO DE LA NACIÓN
FOLIO
86
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
48/.

CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	26	5	26	Malla 303 - Ruta Nº 38 - y Ruta Nº 75 - Empalme Ruta Nacional Nº 74 (Patquía) - Límite con Catamarca / La Rioja - Aminga	2.798.959	17.833.504	62.976.600	231.474.727	314.884.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	27	Malla 441	588.573	3.852.480	19.262.400	72.608.547	96.312.000	0,61	4,00	20,00	75,39	100,00
56	604	26	5	28	Malla 536	1.714.480	10.801.224	38.575.800	141.767.496	192.879.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	29	Malla 632	1.314.596	8.281.952	29.578.400	108.717.052	147.892.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	30	Malla 107 B	2.245.298	14.145.378	50.519.200	185.688.126	252.596.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	31	Malla 238	2.828.284	17.818.192	63.636.400	233.899.124	318.182.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	32	Malla 501	[illegible]	[illegible]	[illegible]	1[illegible].442.579	[illegible].463.[illegible]	0,89	5,60	20,00	73,51	100,00
56	604	26	5	33	Malla 534	[illegible]	11.922.400	42.580.000	156.605.156	212.900.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	34	Malla 507	1.618.889	10.199.000	36.425.000	133.882.111	182.125.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	36	Malla 513 C	1.313.033	8.594.400	42.972.000	161.980.567	214.860.000	0,61	4,00	20,00	75,39	100,00
56	604	26	5	38	Malla 505	2.683.378	16.905.280	60.376.000	221.915.342	301.880.000	0,89	5,60	20,00	73,51	100,00
56	604	26	5	39	Malla 432	365.651	1.645.430	32.908.600	129.623.319	164.543.000	0,22	1,00	20,00	78,78	100,00
56	604	26	5	40	Malla 309	3.742.542	23.209.869	84.207.200	309.876.389	421.036.000	0,89	5,51	20,00	73,60	100,00
56	604	26	5	41	Malla 311	689.298	3.101.840	62.036.800	244.356.062	310.184.000	0,22	1,00	20,00	78,78	100,00
56	604	26	5	42	Malla 330	303.418	1.365.380	27.307.600	107.561.602	138.538.000	0,22	1,00	20,00	78,78	100,00
56	604	26	5	43	Malla 313 B	1.301.147	8.518.600	42.583.000	160.514.253	212.915.000	0,61	4,00	20,00	75,39	100,00
56	604	26	5	44	Malla 313 A	1.822.018	11.478.71[illegible]	40.995.400	150.6[illegible].870	204.977.000	[illegible]	[illegible]	[illegible]	[illegible]	100,00
56	604	26	5	45	Malla 504	416.889	1.885.000	37.700.000	148.498.111	188.500.000	0,22	1,00	20,00	78,78	100,00
56	604	26	5	46	Malla 133	274.976	4.949.600	24.748.000	93.767.422	123.740.000	0,22	4,00	20,00	75,78	100,00
56	604	26	5	47	Malla 106	1.244.176	5.598.800	27.994.000	105.133.022	139.970.000	0,89	4,00	20,00	75,11	100,00
56	604	26	5	48	Malla 123 A	188.467	3.392.400	16.962.000	64.267.133	84.810.000	0,22	4,00	20,00	75,78	100,00
56	604	26	5	49	Malla 434	265.484	4.778.720	23.893.600	90.530.196	119.468.000	0,22	4,00	20,00	75,78	100,00
56	604	26	5	50	Malla 305	1.073.679	7.027.720	35.138.600	132.453.001	175.893.000	0,61	4,00	20,00	75,39	100,00
56	604	26	5	52	Malla 603	3.496.080	15.732.380	78.661.800	295.418.760	393.309.000	0,89	4,00	20,00	75,11	100,00
56	604	26	5	53	Malla 437	2.781.360	12.516.120	62.580.600	235.024.920	312.903.000	0,89	4,00	20,00	75,11	100,00
56	604	26	5	54	Malla 512	257.373	4.632.720	23.163.600	87.764.307	115.818.000	0,22	4,00	20,00	75,78	100,00
56	604	26	5	55	Malla 545 - Ruta Nacional Nº 11 - Resistencia Km. 1001,37 - Ruta Provincial Nº 1 Km. 1143,95	2.057.902	9.260.560	46.302.800	173.892.738	231.514.000	0,89	4,00	20,00	75,11	100,00
56	604	26	5	56	Malla 544 - Ruta Nacional Nº 11 y A011 - Ruta Provincial Nº 1 Km. 1143,95 - Límite Internacional con Paraguay Km. 1294,17 y Empalme Ruta Nacional Nº 11 Km. 1287 - Puente Pilcomayo Km. 1297	2.448.711	11.010.200	55.051.000	206.747.089	275.255.000	0,89	4,00	20,00	75,11	100,00
56	604	26	5	57	Malla 539 - Ruta Nacional Nº 14 - Campo Grande Km 915 - Empalme Ruta Provincial Nº 20 Gramado - Km. 1056,3	382 233	1.720 050	34 401.000	135 501.717	172.005.000	0 22	1,00	20 00	78,78	100 00
56	604	26	5	58	Malla 406 - Ruta Nacional Nº 34 y 50- San Pedro de Jujuy Km. 1195,8 - Empalme Ruta Nacional Nº 50 Km. 1329,12 y Empalme Ruta Nacional Nº 34 km 0 - Límite con Bolivia Km. 71,1	2 385 600	10.735.200	53 676 000	201 583 200	268.380.000	0 89	4,00	20 00	75 11	100 00
56	604	26	5	59	Malla 307 - Ruta Nacional Nº 20 y Ruta Nacional Nº 79 - Acceso a Quines: Km. 268,65 - Límite con San Juan Km. 413,63 y Km. 0 - Límite con La Rioja Km. 40,48	2 038 827	9.174.720	45.873.600	172 280 853	229.368.000	0 89	4 00	20 00	75,11	100 00
56	604	26	5	60	Malla 205 - Ruta Nacional Nº 176 - Pergamino Km. 0 - Empalme Ruta Nacional Nº 33 Km. 112,89 y Acceso a Villa Eloisa Km. 146,47 - Empalme Ruta Provincial Nº 65 Km. 206,81	611.167	2.750.250	55.005.000	216 658 583	275.025.000	0,22	1,00	20 00	78 78	100 00
56	604	26	5	61	Malla 431 A - Ruta Nacional Nº 34 - La Banda Km. 720 - Garmendia Km. 857	1.831.307	8.240.880	41.204.400	154.745.413	206.022.000	0,89	4,00	20,00	75,11	100,00
56	604	26	5	62	Malla 431 B - Ruta Nacional Nº 34 - Garmendia Km. 857 - Rosario de la Frontera Km. 972	2.372.676	10.677.040	53.385.200	200.491.084	266.926.000	0,89	4,00	20,00	75 11	100,00
56	604	26	5	63	Malla 234 - Ruta Nacional Nº 3 - Empalme Ruta Nacional Nº 252 - Paraje el Guanaco - Acceso Colonia Los Alamos	282.751	1.272.380	25.447.600	100.235.269	127.238.000	0,22	1,00	20,00	78,78	100,00
56	604	26	5	64	Malla I - 237 - Ruta Nacional Nº33 Tramo: Bahía Blanca Km. 8,59 - Estancia Almaris (D) km. 162,23	3.022.222	13.600.000	68.000.000	255.377.778	340.000.000	0,89	4,00	20 00	75,11	100 00
56	604	26	5	65	Malla I - 238 Ruta Nacional Nº33 Tramo: Estancias Almaris(D) Km.162,23 - Inicio Rotonda Ruta Nacional Nº 5 Km.320,39	2.244.098	10.098.440	50.492.200	189 626.262	252.461.000	0,89	4 00	20,00	75,11	100 00
56	604	26	5	66	Malla III - 206 Ruta Nacional Nº 3 Acceso Cnia. Los Alamos Km. 810,21 - Losa Aproximación Puente Basilio Villarino Km. 962,93	255.267	4.594.800	22.974.000	87 045 933	114 870 000	0,22	4,00	20 00	75 78	100 00
56	604	26	5	67	Malla III - 405 A - Ruta Nacional Nº 89 - Empalme Ruta Provincial Nº 13 - Provincia de Chaco - Km. 366 - Provincia de Santiago del Estero	272.978	4.913.600	24.568.000	93 085 422	122.840.000	0,22	4,00	20 00	75,78	100,00
56	604	26	5	68	Malla III - 107 A Ruta Nacional Nº 3 Acceso a Malaspina Km. 1693 06 - Empalme Ruta Provincial Nº 39 Km. 1822,55	287.756	1.294.900	25.898.000	102.009.344	129.490.000	0,22	1 00	20 00	78 78	100 00
56	604	26	5	69	Malla III - 204 Ruta Nacional Nº 9 - Villa del Totoral Km. 764,47 - Límite con Santiago del Estero Km. 910	242 807	4.370.520	21.852.600	82.797.073	109.263.000	0,22	4,00	20 00	75,78	100 00
56	604	26	5	70	Malla III - 207 Ruta Nacional Nº 38 - Acceso a Cruz del Eje Km. 122,3 - Límite con la Provincia de La Rioja Km. 210,9	1.712.436	7.705.960	38.529.600	144 700 804	192.649.000	0 89	4,00	20 00	75,11	100,00
56	604	26	5	71	Malla II - 132 - Rutas Nacionales Nº 143, 151 y V143 - Empalme Ruta Nacional Nº 151 - Límite con Mendoza - Empalme Ruta Provincial Nº 14 - Empalme Ruta Nacioal Nº143 - Empalme Ruta Provincial Nº 10 - Empalme Ruta Nacional Nº 143.	253 444	4.562.000	22.810.000	86 424 556	114.050 000	0 22	4,00	20 00	75,78	100,00


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN
PRESIDENCIA


H. SENADO DE LA NACIÓN
FOLIO
87
MESA DE ENTRADAS

27 198

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
49/.

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	26	5	72	Malla III - 108 B - Ruta Nacional N° 22 y Ruta Nacional N° 250 - Empalme Ruta Nacional N°251 - Chimpay - Pomona - Empalme Ruta Nacional N° 22 - Choele Choel	433.444	1.950.[illegible]	38.010.000	153.636.056	185.050.000	0,22	1,00	20,00	78,78	100,00
56	604	26	5	73	Malla III - 401 B - Ruta Nacional N° 51 y Ruta Nacional N°68 - Solar Empalme BHN de Salta (O) - Empalme Ruta Provincial N° 103 - Sección: Talapampa - R. Ancho (Tuenta)	238.089	4.249.[illegible]	21.246.000	80.506.311	106.240.000	0,22	4,00	20,00	75,78	100,00
56	604	26	5	74	Malla I - 637 - El Turbio Ruta Nacional N° 293 - Km. 381 - La Esperanza Km. 517	353.333	1.[illegible]	31.900.900	125.236.667	159.000.000	0,22	1,00	20,00	78,78	100,00
56	604	26	5	75	Malla I - 638 - La Esperanza Km. 517 - Empalme Ruta Provincial N°11 Km. 640	1.350.199	6.075.[illegible]	30.379.480	114.091.524	151.897.000	0,89	4,00	20,00	75,11	100,00
56	604	[illegible]	5	76	Malla I - 639 Empalme Ruta Provincial N° 11 Km. 640 - Tres Lagos Ruta Nacional N° 288 Km. 760	331.351	1.491.080	28.821.800	117.463.969	148.108.000	0,22	1,00	20,00	78,78	100,00
56	604	[illegible]	5	78	Ruta Nacional N°251 - Malla II 140 - Río Negro - Empalme Ruta Nacional N°22 - Empalme Ruta Nacional N° 250 - Provincia de Río Negro	421.333	1.896.000	37.920.000	149.362.667	189.600.000	0,22	1,00	20,00	78,78	100,00
56	604	[illegible]	5	79	Ruta Nacional N°68 - Malla III 401 A - Salta - Empalme Ruta Nacional N°40 - Talapampa y Límite con Tucumán - Acceso a Dique La Ciénaga - Provincia de Salta	520.284	2.341.280	46.825.600	184.440.836	234.128.000	0,22	1,00	20,00	78,78	100,00
56	604	[illegible]	1	4	Ruta Nacional N°205 y Ruta Nacional N°3 Refuerzo 1	[illegible]	[illegible]	803.963	-	87.388.000	24,00	75,00	1,00	0,00	100,00
56	604	[illegible]	1	5	Ruta Nacional N°3 Refuerzo 2	19.477.522	66.234.000	600.478	-	86.312.000	25,00	75,00	0,00	0,00	100,00
56	604	[illegible]	1	6	Ruta Nacional N°3 y Ruta Nacional N°226 Refuerzo 3	116.073.992	94.169.667	66.409.352	-	275.693.001	40,00	34,00	26,00	0,00	100,00
56	604	[illegible]	1	7	Ruta Nacional N°3 Refuerzo 4	12.771.270	39.495.000	393.730	-	52.660.000	25,00	75,00	0,00	0,00	100,00
56	604	[illegible]	1	8	Ruta Nacional N°3 Refuerzo 5	18.721.838	66.522.000	13.452.362	-	[illegible]	21,00	63,73	15,27	0,00	100,00
56	604	[illegible]	1	9	Ruta Nacional N°205 y Ruta Nacional N°22 Refuerzo 6	6.337.858	19.795.142	-	-	[illegible]	24,50	75,50	0,00	0,00	100,00
56	604	[illegible]	2	5	Ruta Nacional N°188 Refuerzo 2	6.975.345	24.777.000	15.601.455	-	[illegible]	18,00	50,00	32,00	0,00	100,00
56	604	[illegible]	4	4	Ruta Nacional N°35 Refuerzo 1	22.672.999	59.367.333	28.010.[illegible]	-	110.051.000	20,50	53,95	25,55	0,00	100,[illegible]
56	604	[illegible]	4	5	Ruta Nacional N°19 Refuerzo 2	21.836.809	57.345.333	25.954.858	-	105.137.000	20,50	54,54	24,96	0,00	100,[illegible]
56	604	[illegible]	4	6	Ruta Nacional N°18 Refuerzo 3	16.638.227	35.806.000	67.265.773	-	119.712.000	14,00	29,91	56,09	0,00	100,00
56	604	[illegible]	5	6	Obras de Reacondicionamiento de Infraestructura (ORI) Ruta Nacional N°9 Refuerzo 1	147.778.504	131.175.500	69.279.[illegible]	-	348.234.000	42,00	37,67	20,33	0,00	100,00
56	604	[illegible]	5	7	Obras de Reacondicionamiento de Infraestructura (ORI) Autopista Rosario Córdoba Ruta Nacional N°9 A012 Refuerzo 2	84.677.909	43.107.714	4.173.377	-	131.959.000	64,[illegible]	32,67	3,33	0,00	100,00
56	604	[illegible]	5	8	Obras de Reacondicionamiento de Infraestructura (ORI) Ruta Nacional N° 11 Refuerzo 3	92.661.643	99.078.429	51.864.928	-	243.626.000	38,[illegible]	40,62	21,38	0,00	100,00
56	604	[illegible]	6	4	Ruta Nacional N°12 Refuerzo 1	16.871.840	32.896.160	-	-	49.768.000	34,00	66,00	0,00	0,00	100,00
56	604	[illegible]	6	5	Ruta Nacional N°12 Refuerzo 2	16.941.676	33.032.324	-	-	49.974.000	34,00	66,00	0,00	0,00	100,00
56	604	[illegible]	6	6	Ruta nacional N°18 Refuerzo 3	22.250.188	15.164.812	-	-	37.415.000	60,00	40,00	0,00	0,00	[illegible]
56	604	[illegible]	6	7	Ruta Nacional N°12 Refuerzo 4	16.687.417	32.497.583	-	-	49.185.000	34,00	66,00	0,00	0,00	100,00
56	604	[illegible]	6	8	Ruta Nacional N°12 Refuerzo 5	8.686.886	50.808.250	34.912.864	-	94.411.000	9,50	53,82	36,68	0,00	100,00
56	604	[illegible]	6	9	Ruta Nacional N°12 Refuerzo 6	8.048.198	43.108.000	32.987.802	-	84.144.000	9,50	51,23	39,27	0,00	100,00
56	[illegible]	[illegible]	7	[illegible]	Ruta Nacional N°9 Refuerzo 1	11.387.449	31.462.667	4.333.884	-	47.184.000	25,00	66,00	9,00	0,00	100,00
56	[illegible]	[illegible]	7	[illegible]	Ruta Nacional N°9 Refuerzo 3	9.288.530	18.110.470	-	-	27.399.000	34,00	66,00	0,00	0,00	100,00
56	[illegible]	[illegible]	7	7	Ruta Nacional N°9 Refuerzo 4	16.776.917	32.711.083	-	-	49.488.000	34,00	66,00	0,00	0,00	100,00
56	[illegible]	[illegible]	7	8	Ruta Nacional N°9 Refuerzo 5	6.973.191	19.249.500	12.276.309	-	38.499.000	18,00	50,00	32,00	0,00	100,00
56	[illegible]	[illegible]	7	9	Ruta Nacional N°34 Refuerzo 6	9.438.036	18.440.964	-	-	27.889.000	34,00	66,00	0,00	0,00	100,00
56	[illegible]	[illegible]	7	10	Ruta Nacional N°34 Refuerzo 7	11.718.029	32.342.000	4.454.975	-	48.513.000	24,00	66,67	9,33	0,00	100,00
56	[illegible]	[illegible]	10	2	Obras de Refuerzo de Infraestructura en Ruta Nacional N° A005 (Corredor Vial H5) - Autovía Luján - Carlos Casares	18.379.625	130.092.500	111.712.875	-	260.185.000	7,06	50,00	42,94	0,00	100,00
56	[illegible]	[illegible]	11		Construcción Circunvalación a la Ciudad de Gualeguay	100.000.000	1.000.000	-	-	101.000.000	100,00	0,00	0,00	0,00	100,00
56	[illegible]	[illegible]	11		Construcción Rotonda Acceso a Urbanización en Km. 1.620 - Departamento de Caldera - Salta	5.000.000	20.500.000	-	-	25.500.000	25,00	75,00	0,00	0,00	100,00
56	[illegible]	[illegible]	1	92	Construcción de Sistema Integral Cloacal - Provincia de Córdoba	4.500.000	15.000.000	15.000.000	20.500.000	55.000.000	10,00	25,00	25,00	40,00	100,00
56	[illegible]	[illegible]	2	34	Construcción Acueducto del Norte de la Provincia de Santa Cruz - Lago Buenos Aires - Los Antiguos - Perito Moreno - Las Heras - Koluel Kaike - Pico Truncado - Fitz Roy - Jaramillo - Tellier - Puerto Deseado - Cañadón Seco - Caleta Olivia	100.000.000	1.000.000.000	3.000.000.000	7.500.000.000	11.600.000.000	2,00	8,00	25,00	65,00	100,00
56	[illegible]	[illegible]	2	48	Construcción Sistema de Agua Potable Las Heras - Provincia de Santa Cruz	13.500.000	100.000.000	100.000.000	136.500.000	350.000.000	5,00	25,00	25,00	45,00	100,00
56	[illegible]	[illegible]	2	49	Construcción Sistema de Agua Potable San Rafael - Provincia de Mendoza	7.500.000	20.000.000	20.000.000	7.500.000	55.000.000	15,00	35,00	35,00	15,00	100,00
56	[illegible]	[illegible]	2	50	Construcción Sistema de Agua Potable - Provincia de La Rioja	7.500.000	20.000.000	20.000.000	7.500.000	[illegible]	13,50	36,00	36,00	14,50	100,00
56	[illegible]	[illegible]	2	51	Construcción Sistema de Agua Potable - Provincia de Catamarca	7.500.000	20.000.000	20.000.000	7.500.000	[illegible]	13,50	36,00	36,00	14,50	100,00
56	[illegible]	[illegible]	2	54	Construcción Acueducto - Provincia de Formosa	1.000.000	100.000.000	100.000.000	99.000.000	300.000.000	0,50	20,00	25,00	54,50	100,00
56	[illegible]	[illegible]	3	71	Construcción Sistema de Desagüe Cloacal Escalante - Comodoro Rivadavia - Provincia Chubut	7.500.000	100.000.000	100.000.000	142.500.000	[illegible]	2,00	30,00	30,00	[illegible]	[illegible]
56	[illegible]	[illegible]	3	76	Construcción Plantas de Desagües Cloacales - Provincia de La Rioja	7.500.000	20.000.000	20.000.000	12.500.000	[illegible]	15,00	30,00	30,00	25,00	100,00
56	[illegible]	[illegible]	3	83	Construcción Emisario Submarino Rada Tilly - Provincia de Chubut	3.000.000	5.000.000	15.000.000	297.000.000	[illegible]	1,00	2,00	5,00	92,00	100,00
56	[illegible]	[illegible]	4	5	Sistemas de Agua Potable y Desagües Cloacales en la Cuenca Alta Matanza Riachuelo / Partido de Merlo - Etapa V	14.000.000	25.000.000	29.657.000	-	68.657.000	25,00	40,00	35,00	0,00	100,00
[illegible]	[illegible]	1	0	8	Construcción Laboratorio de Geoquímica Isotópica y Geocronología - San Martín - Provincia de Buenos Aires	1.702.000	27.598.000	27.300.000	16.000.000	72.600.000	2,00	34,00	34,00	30,00	100,00
[illegible]	[illegible]	1	0	26	Puesta en Valor Edificios Regional Sur 1 - Provincia de La Pampa	2.609.[illegible]	23.489.465	-	-	[illegible]	10,00	90,00	0,00	0,00	100,00
[illegible]	[illegible]	1	0	27	Puesta en Valor Edificios Regional Sur 1 - Provincia de Río Negro	2.864.[illegible]	25.776.794	-	-	[illegible]	10,00	90,00	0,00	0,00	100,00
[illegible]	[illegible]	1	0	28	Puesta en Valor Edificios Regional Sur 1 - Provincia de Neuquén	2.764.[illegible]	24.884.135	-	-	27.649.030	10,00	90,00	0,00	0,00	100,00
[illegible]	[illegible]	1	0	34	Construcción Ambiente Máxima Seguridad Informática	3.709.[illegible]	119.920.590	-	-	123.629.435	3,00	97,00	0,00	0,00	100,00


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN
PRESIDENCIA

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
50/.

27 198

CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
75	850	1	0	50	Remodelación Edificio Álvarez Jonte 4330 CABA, Nueva Sede del Centro de Contingencia del Organismo	2.100.000	67.900.000	-	-	70.000.000	3,00	97,00	0,00	0,00	100,00
75	850	1	0	69	Puesta en Valor Edificios Regional Sur 2 - Provincia de Chubut	5.833.066	22.532.263	-	-	28.165.329	20,00	80,00	0,00	0,00	100,00
75	850	1	0	70	Puesta en Valor Edificios Regional Sur 2 - Provicnia de Santa Cruz	5.658.552	22.634.207	-	-	28.292.759	20,00	80,00	0,00	0,00	100,00
75	850	1	0	82	Refacción y remodelación inmueble Solís 693 Ciudad Autónoma de Buenos Aires	1.000.000	34.000.000	-	-	35.000.000	5,00	95,00	0,00	0,00	100,00
75	850	1	0	84	Puesta en Valor Edificios Regional Centro Etapa 2	10.292.465	16.292.465	-	-	26.584.930	40,00	60,00	0,00	0,00	100,00
75	850	1	0	85	Puesta en Valor Edificios Regional Cuyo - Etapa 2 - Provincia de Mendoza	3.834.111	34.506.999	-	-	38.341.110	10,00	90,00	0,00	0,00	100,00
75	850	1	0	87	Puesta en Valor Edificios Regional Bonaerense 4	10.807.065	28.049.890	-	-	38.856.955	27,00	73,00	0,00	0,00	100,00
75	850	1	0	89	Puesta en Valor Edificio Cordoba Nº 720 Ciudad Autónoma de Buenos Aires	1.500.000	27.500.000	-	-	29.000.000	5,00	95,00	0,00	0,00	100,00
75	850	1	0	90	Puesta en Valor Edificio Moreno Nº 1473 Ciudad Autónoma de Buenos Aires	1.500.000	30.944.934	-	-	32.444.934	5,00	95,00	0,00	0,00	100,00
75	850	[illegible]	0	91	Puesta en Valor Edificio Tucumán Nº 480/500 Ciudad Autónoma de Buenos Aires	1.500.000	29.500.000	-	-	31.000.000	5,00	95,00	0,00	0,00	100,00
80	310	38	0	12	Construcción de Centros de Hemoterapia en la Provincia de Buenos Aires	41.695.000	4.855.000	-	-	46.550.000	90,00	10,00	0,00	0,00	100,00
[illegible]	[illegible]	38	0	12	Construcción de Centros de Hemoterapia Noroeste Argentino	35.575.000	13.425.000	-	-	49.000.000	72,60	27,40	0,00	0,00	100,00
80	310	38	0	12	Construcción de Centros de Hemoterapia Región Centro	41.695.000	4.855.000	-	-	46.550.000	90,00	10,00	0,00	0,00	100,00
80	906	56	0	25	Recuperación Patrimonial de las Fachadas, Vestíbulos de Acceso, Circulaciones Principales, Cubiertas y Espacios Significativos del Pabellón Dr. Carlos Malbrán	16.000.000	16.000.000	16.000.000	-	48.000.000	33,33	34,00	32,67	0,00	100,00
					TOTALES	26.007.053.856	32.436.660.298	50.493.772.779	124.029.489.013	232.966.975.946					


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CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	BIENES Y SERVICIOS	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentajes)				
				2016	2017	2018	RESTO	TOTAL	2016	2016	2017	RESTO	TOTAL
41	343	1	Contrato Leasing - 2 Minibuses para la Secretaría de Coordinación	823.773	823.773	60.696	-	1.708.242	48,22	48,22	3,55	0,00	100,00
41	343	1	Contrato Leasing - 4 Vehículos para la Secretaría de Coordinación	406.812	406.812	-	-	813.624	50,00	50,00	0,00	0,00	100,00
41	343	1	Contrato Leasing - 2 Pick Ups para la Secretaría de Coordinación	546.138	546.139	302 060	-	1.394.337	39,17	39,17	21,66	0,00	100,00
41	343	38	Contrato Nación Leasing - 40 Camionetas para la Gendarmería Nacional	3.584.055	636.919	-	-	4.220.974	84,91	15,09	0,00	0,00	100,00
41	343	38	Contrato Nación Leasing - 25 Minibuses para la Policía Federal Argentina	6.962.097	3.494.548	-	-	10.456.645	66,58	33,42	0,00	0,00	100,00
41	343	38	Contrato Nación Leasing - 100 Camionetas Pick Ups para la Gendarmería Nacional Argentina	12.988.390	5.497.635	-	-	18.486.025	70,26	29,74	0,00	0,00	100,00
41	343	38	Contrato Nación Leasing - 10 Camionetas Pick Ups para la Prefectura Naval Argentina	3.014.055	2.238.815	211 301	-	5.464.171	55 16	40,97	3,87	0,00	100,00
41	343	38	Contrato Nación Leasing - 6 Tractores para la Unidad de Transporte Macacha Güemes	5.468.224	3.801.374	735 530	-	10.005.127	54,65	37,99	7,35	0,00	100 00
41	343	38	Contrato Nación Leasing - 4 Tractores para la Unidad de Transporte Macacha Guemes Etapa II	2.798.461	1.941.262	-	-	4.739.723	59,04	40,96	0,00	0,00	100,00
41	343	38	Contrato Leasing - 10 Omnibus para la Unidad de Transpc rte Macacha Güemes	21.452.939	19.373.275	7.844.201	-	48.670 415	44,08	39 81	16,12	0,00	100,00
41	343	38	Contrato Leasing - 100 Camionetas Pick Ups para la Genc armería Nacional Argentina Etapa II	18.744.396	18.744.396	3.626.828	-	41.115.620	45,59	45 59	8,82	0,00	100,00
41	343	38	Contrato Leasing - 125 Motos [illegible] la Prefectura Naval Ar entina	10.264.566	10.264.566	2.411.976	-	22.941.108	44,74	44,74	10,51	0,00	100,00
41	343	41	Contrato Leasing - 15 Vehículos para la Subsecretaría de Intervención Territorial	1.649.690	1.649.690	868.068	-	4.167.448	39,59	39,59	20,83	0,00	100,00
41	343	41	Contrato Leasing- 1 Ómnibus para la Subsecretaría de Intervención Territorial	354.392	354.392	97.428	-	806.213	43,96	43,96	12,08	0,00	100,00
41	343	43	Contrato Leasing - 2 Camionetas Pick Ups para la Dirección Nacional de Protección Civil	568.263	483.091	-	-	1.051.354	54,05	45,95	0,00	0,00	100,00
41	380	31	Adquisición Helicópteros Pesados Off Shore para Salvaguarda en el Mar	165.630.000	517.559.660	517.559.660		1.200.749.320	13,79	43,10	43,10	0,00	100,00
45	370	18	Desarrollo y Fabricación de Aviones de Entrenamiento	278.443.482	276.356.647	261.003.500	138.178.323	953.981.952	29,19	28,97	27,36	14,48	100,00
45	370	18	Modernización de la Serie Aeronaves IA-58 PUCARÁ	948.417.079	424.225.198	639.312.841	338.459.739	2.350.414.857	40,35	18,05	27,20	14,40	100,00
45	374	16	Modernización del Tanque Argentino Mediano	288.630.000	235.477.960	255.780.000	407.351.650	1.187.239.610	24,31	19,83	21,54	34,31	100,00
45	374	16	Incorporación de Helicópteros Medianos	432.945.000	216.464.400	238.110.840	4.881.648.600	5.769.168.840	7,50	3,75	4,13	84,62	100,00
45	374	16	Adquisición de Vehículos de Combate Blindados a Rueda	768.589.854	663.684.132	586.471.798	494.576.640	2.513.322.424	30,58	26,41	23,33	19,68	100,00
45	374	16	Modernización Equipos de Comunicaciones de Campaña	79.954.578	80.015.663	79.954.578	565.698.325	805.623.144	9,92	9,93	9,92	70,22	100,00
45	374	16	Incorporación de Vehículo de Transporte Terrestre	400.875.000	200.430.000	220.473.000	4.520.045.000	5.341.823.000	7,50	3,75	4,13	84,62	100,00
45	374	16	Incorporación de Aviones de Transporte	641.400.000	320.688.000	352.756.800	7.232.072.000	8.546.916.800	7,50	3,75	4,13	84,62	100,00
45	379	16	Incorporación Patrullero Oceánico Multipropósito (POM)	320.700.000	320.700.000	387.737.368	1.295.862.632	2.325.000.000	13,79	13,79	16,68	55,74	100,00
45	379	16	Incorporación Buque Polar	209.133.750	211.261.125	210.952.576	590.767.425	1.222.114.875	17,11	17,29	17,26	48,34	100,00
45	379	16	Adquisición Lanchas Fluviales	45.886.000	25.671.882	-	-	71.557.882	64,12	35,88	0,00	0,00	100,00
45	379	16	Modernización MEKO 360	55.000.000	865.000.000	488.750.000	1.466.250.000	2.875.000.000	1,91	30,09	17,00	51,00	100,00
45	379	16	Modernización de los Sistemas de las Unidades MK 360 - Investigación y Desarrollo	300.000.000	475.714.205	852.925.920	1.984.359.875	3.613.000.000	8,30	13,17	23,61	54,92	100,00
45	379	16	Modernización de los Sistemas de las Unidades TR 1700 - Investigación y Desarrollo	100.000.000	250.000.000	250.000.000	50.000.000	650.000.000	15 38	38,46	38,46	7,69	100,00
45	379	16	Desarrollo de un Radar Primario para Rompehielos Almirante Irízar	26.500.000	39.327.039	-	-	65.827.039	40,26	59,74	0,00	0,00	100,00
45	379	16	[illegible] Vehículos de Campaña	31.204.011	173.332.118	83.660.060	1.392.664.674	1.680.860.863	1,86	10,31	4,98	82,85	100,00
45	379	16	Modernización Sistema de Artillería Antiaerea (RBS-70)	51.133.497	114.108.418	92.435.742	58.078.150	315.755.807	16,19	36,14	29,27	18,39	100,00
45	381	16	Incorporación Aeronaves Supersónicas	962.100.000	914.243.760	872.460.000	636.660.000	3.385.463.760	28,42	27,00	25,77	18,81	100,00
45	381	17	Alquiler Horas de Vuelo Aeronaves Transporte Mediano	128.280.000	141.480.000	54.840.000	353.700.000	678.300.000	18,91	20,86	8,08	52,15	100,00
			TOTALES	6.324.448.502	6.535.996.893	6.461.342.771	26.408.373.033	45.728.161.199					


LA NACIÓN ARGENTINA

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CAPÍTULO II
Planilla Anexa al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

REFERENCIAS DE LOS CÓDIGOS DE LOS CUADROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	DENOMINACIÓN
5				**Poder Judicial de la Nación**
5	320			Consejo de la Magistratura
5	320	24	0	Justicia Federal
5	320	24	7	Área Cámara de la Plata
5	320	24	12	Área Cámara General Roca
5	320	24	13	Área Cámara Paraná
5	320	24	16	Área Cámara de Córdoba
5	335			Corte Suprema de Justicia de la Nación
5	335	7	0	Archivo General
25				**Jefatura de Gabinete de Ministros**
25	317			Secretaría de Ambiente y Desarrollo Sustentable
25	317	62	0	Coordinación de Políticas Ambientales
25	342			**SAF de Apoyo a la Autoridad Cuenca Matanza Riachuelo**
25	342	44	0	Desarrollo Sustentable de la Cuenca Matanza - Riachuelo (BIRF N°7706-AC)
30				**Ministerio del Interior y Transporte**
30	325			Ministerio del Interior y Transporte
30	325	61	0	Formulación y Ejecución de Políticas de Transporte Automotor
35				**Ministerio de Relaciones Exteriores y Culto**
35	307			Ministerio de Relaciones Exteriores y Culto
35	307	1	0	Actividades Centrales
35	307	16	0	Acciones Diplomáticas de Política Exterior
35	307	20	0	Desarrollo del Plan Antártico
40				**Ministerio de Justicia y Derechos Humanos**
40	332			Ministerio de Justicia y Derechos Humanos
40	332	18	0	Política e Infraestructura Penitenciaria
40	332	18	1	Construcción y Ampliación de Unidades Penitenciarias
41				**Ministerio de Seguridad**
41	343			Ministerio de Seguridad
41	343	1	0	Actividades Centrales
41	343	38	0	Acciones Inherentes a la Tecnología, Equipamiento y Logística de la Seguridad
41	343	41	0	Políticas de Seguridad, Participación Ciudadana, Territorial, Investigación del Delito Organizado y Lucha contra el Narcotráfico
41	343	43	0	Acciones de Protección Civil, Prevención de Emergencias y Alerta Temprana a Desastres
41	375			Gendarmería Nacional
41	375	49	0	Operaciones Complementarias de Seguridad Interior
41	380			Prefectura Naval Argentina
41	380	31	0	Policía de Seguridad de la Navegación
45				**Ministerio de Defensa**
45	370			Ministerio de Defensa
45	370	18	0	Mantenimiento y Producción para la Defensa
45	374			Estado Mayor General del Ejercito
45	374	16	0	Alistamiento Operacional
45	379			Estado Mayor General de la Armada






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CAPÍTULO II
Planilla Anexa al Artículo N° 11

CONTRATACION DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

REFERENCIAS DE LOS CÓDIGOS DE LOS CUADROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	DENOMINACIÓN
45	379	16	0	Alistamiento Operacional
45	**381**			Estado Mayor General de la Fuerza Aérea
45	381	16	0	Alistamiento Operacional
45	381	17	0	Transporte Aéreo de Fomento
45	**451**			Dirección General de Fabricaciones Militares
45	451	16	0	Producción y Comercialización de Bienes y Servicios
50				**Ministerio de Economía y Finanzas Públicas**
50	**357**			Ministerio de Economía y Finanzas Públicas
50	357	91	0	Formulación y Conducción de Políticas Portuarias y de Vías Navegables
52	**606**			Ministerio de Agricultura, Ganadería y Pesca
52	606	1	0	Actividades Centrales
52	**607**			**Instituto Nacional de Investigación y Desarrollo Pesquero**
52	607	16	0	Investigación y Desarrollo Pesquero
53				**Ministerio de Turismo**
53	**322**			Ministerio de Turismo
53	322	23	0	Gestión Integral de Residuos Sólidos Urbanos en Municipios Turísticos
53	322	23	2	Tratamiento de Residuos Sólidos para Municipios Turísticos y Pequeños - GIRSU Etapa II (BID N° 3249/OC-AR)
56				**Ministerio de Planificación Federal, Inversión Pública y Servicios**
56	**105**			Comisión Nacional de Energía Atómica
56	105	20	0	Desarrollos y Suministros para la Energía Nuclear
56	105	21	0	Aplicaciones de la Tecnología Nuclear
56	105	22	0	Acciones para la Seguridad Nuclear y Protección Ambiental
56	105	23	0	Investigación y Aplicaciones no Nucleares
56	**106**			Comisión Nacional de Actividades Espaciales
56	106	17	0	Investigación y Desarrollo de Medios de Acceso al Espacio
56	**354**			Ministerio de Planificación Federal, Inversión Pública y Servicios
56	354	19	0	Recursos Hídricos
56	354	25	0	Ejecución de Obras de Arquitectura
56	354	59	0	Formulación y Ejecución de Políticas de Inclusión Digital
56	**604**			Dirección Nacional de Vialidad
56	604	16	0	Mantenimiento
56	604	16	3	Mantenimiento por Convenio
56	604	16	4	Señalamiento
56	604	16	6	Mantenimiento por Sistema Modular
56	604	16	7	Obras de Seguridad Vial
56	604	16	8	Obras de Conservación Mejorativas - Fase I
56	604	16	9	Obras de Conservación Mejorativa - Fase II
56	604	16	10	Obras de Seguridad Vial en Acceso a Puentes
56	604	22	0	Construcciones
56	604	22	2	Pasos Fronterizos y Corredores de Integración (Préstamo BID N° 1294)
56	604	22	3	Obras por Convenio con Provincias
56	604	22	4	Obras de Mejoramiento y Reposición de Rutas


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


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CAPITULO II
Planilla Anexa al Artículo N° 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

REFERENCIAS DE LOS CÓDIGOS DE LOS CUADROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	DENOMINACIÓN
56	604	22	6	Obras Mejoramiento y Reconstrucción en Puentes
56	604	22	9	Mejoramiento y Reposición de Rutas - Fase II
56	604	22	10	Mejoramiento y Reposición de Rutas - Fase III
56	604	22	11	Mejoramiento y Reposición de Rutas - Fase IV
56	604	22	12	Mejoramiento y Reposición de Rutas - Fase V
56	604	22	13	Mejoramiento y Reposición de Rutas - Fase VI
56	604	22	14	Mejoramiento y Reposición de Rutas - Fase VII
56	604	22	15	Mejoramiento y Reposición de Rutas - Fase VIII
56	604	22	16	Obras de Mejoramiento y Reposición de Puentes - Fase II
56	604	22	17	Mejoramiento y Reposición de Rutas Fase IX
56	604	26	0	Sistema de Contratos de Recuperación y Mantenimiento
56	604	26	3	CREMA III (8° Préstamo "Gestión de Activos Viales")
56	604	26	4	CREMA IV
56	604	26	5	CREMA V
56	604	40	0	Obras en Corredores Viales
56	604	40	1	Obras de Infraestructura y Seguridad en Corredor Vial I
56	604	40	2	Obras de Infraestructura y Seguridad en Corredor Vial II
56	604	40	4	Obras de Infraestructura y Seguridad en Corredor Vial IV
56	604	40	5	Obras de Infraestructura y Seguridad en Corredor Vial V
56	604	40	6	Obras de Infraestructura y Seguridad en Corredor Vial VI
56	604	40	7	Obras de Infraestructura y Seguridad en Corredor Vial VII
56	604	40	10	Obras de Infraestructura y Seguridad en Corredor Vial X
56		**613**		**Ente Nacional de Obras Hídricas de Saneamiento**
56	613	20	0	Asistencia Técnico - Financiera y Desarrollo de Infraestructura para el Saneamiento
56	613	20	1	Desarrollo de Infraestructura de Agua Potable y Saneamiento
56	613	20	2	Desarrollo de Infraestructura de Agua Potable
56	613	20	3	Desarrollo de Infraestructura Cloacal
56	613	20	4	Desarrollo de Infraestructura de Agua Potable y Desagüe Cloacales - Cuenca Alta Matanza Riachuelo - Partido de Merlo
56		**624**		**Servicio Geológico Minero**
56	624	1	0	Actividades Centrales
		75		**Ministerio de Trabajo, Empleo y Seguridad Social**
75		**850**		Administración Nacional de Seguridad Social
75	850	1	0	Actividades Centrales
		80		**Ministerio de Salud**
80		**310**		Ministerio de Salud
80	310	38	0	Funciones Esenciales de Salud Pública (BIRF 7993-AR)
80		906		Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbran
80	906	56	0	Prevención, Control e Investigación de Patologías en Salud
80		906		Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán
80	906	56	0	Prevención, Control e Investigación de Patologías en Salud





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Planilla Anexa al Artículo 12

UNIVERSIDADES NACIONALES
PRESUPUESTO 2016
DISTRIBUCION DE CREDITOS
-En Pesos-

Universidades Nacionales	Salud	Educación y Cultura	Ciencia y Técnica	TOTAL
Buenos Aires	178.242.105	8.490.255.129	20.700.885	8.689.198.119
Catamarca	0	699.713.638	2.920.492	702.634.130
Centro	4.305.915	787.976.329	3.635.750	795.917.994
Comahue	4.603.228	1.192.323.347	3.668.150	1.200.594.725
Córdoba	40.603.768	3.461.627.179	9.774.113	3.512.005.060
Cuyo	21.529.576	2.027.791.691	5.023.269	2.054.344.536
Entre Ríos	0	650.049.745	1.705.501	651.755.246
Formosa	0	452.455.767	1.475.898	453.931.665
General San Martín	0	715.112.158	1.222.664	716.334.822
General Sarmiento	0	326.401.056	1.212.873	327.613.929
Jujuy	0	621.859.661	1.853.399	623.713.060
La Matanza	4.603.228	815.986.762	1.515.975	822.105.965
La Pampa	0	588.521.835	1.957.085	590.478.920
La Patagonia San Juan Bosco	4.305.000	944.282.524	1.529.265	950.116.789
La Plata	12.497.406	3.428.168.146	12.767.541	3.453.433.093
La Rioja	16.188.191	607.428.313	1.188.624	624.805.128
Litoral	4.603.228	1.339.486.957	5.325.955	1.349.416.140
Lomas de Zamora	0	741.261.563	1.223.494	742.485.057
Lujan	0	672.000.919	1.707.638	673.708.557
Mar del Plata	0	1.092.703.040	5.430.987	1.098.134.027
Misiones	0	813.423.384	2.581.231	816.004.615
Nordeste	4.705.750	1.477.870.101	2.805.383	1.485.381.234
Quilmes	0	453.222.311	1.233.467	454.455.778
Río Cuarto	0	841.349.377	5.276.608	846.625.985
Rosario	24.605.230	2.556.214.292	6.874.362	2.587.693.884
Salta	0	878.960.061	3.840.199	882.800.260
San Juan	0	1.542.630.062	5.160.067	1.547.790.129
San Luis	0	901.832.184	4.494.960	906.327.144
Santiago del Estero	4.305.000	523.689.300	2.253.169	530.247.469
Sur	4.603.228	1.016.170.362	4.722.404	1.025.495.994
Tecnológica	0	3.493.200.681	3.244.366	3.496.445.047
Tucumán	8.396.535	2.478.766.569	8.155.354	2.495.318.458
La Patagonia Austral	0	499.206.350	1.214.457	500.420.807
Lanus	0	360.150.524	1.179.295	361.329.819
Tres de Febrero	0	391.840.471	1.174.047	393.014.518
Villa María	4.305.000	304.856.654	1.186.563	310.348.217
de las Artes	0	547.280.819	1.175.531	548.456.350
Chilecito	0	205.009.024	1.169.966	206.178.990
Noroeste	0	231.267.915	1.169.966	232.437.881
Río Negro	512.612	375.567.444	1.169.966	377.250.022
Chaco Austral	4.305.000	155.481.341	1.169.966	160.956.307
Avellaneda	0	176.800.010	581.823	177.381.833
Del Oeste	0	102.846.680	581.823	103.428.503
Tierra del Fuego	0	188.017.248	581.823	188.599.071
Moreno	0	160.009.783	581.823	160.591.606
Arturo Jauretche	4.305.000	239.012.504	581.823	243.899.327
José Clemente Paz	0	143.788.939	0	143.788.939
Villa Mercedes	0	74.427.034	0	74.427.034
Hurlingham	0	40.000.000	0	40.000.000
Alto Uruguay		20.000.000		20.000.000
Rafaela	0	50.114.804	0	50.114.804
SUBTOTAL	**351.525.000**	**50.898.411.987**	**150.000.000**	**51.399.936.987**
Programa de Incentivos			148.959.013	148.959.013
Medios de Comunicación Audiovisual Universitarios y Educativos		30.000.000		30.000.000
Program UBA Macrociudades		20.000.000		20.000.000
UBA - Amartya Sen		30.000.000		30.000.000
Universidad, Derecho y Justicia		50.000.000		50.000.000
Universidades de Reciente Creación		200.000.000		200.000.000
Gastos para Ciencia y Técnica			25.000.000	25.000.000
Gastos de funcionamiento SIU		42.900.000		42.900.000
SUBTOTAL	**-**	**372.900.000**	**173.959.013**	**546.859.013**
Total General	**351.525.000**	**51.271.311.987**	**323.959.013**	**51.946.796.000**



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CAPITULO II
Planilla Anexa al Art. 13

PRESUPUESTO 2016
Fondos Fiduciarios
(en pesos)

CONCEPTO	DESARROLLO PROVINCIAL	INFRAEST. REGIONAL	DE CAPITAL SOCIAL	PROM. CIENT. Y TECN.	PARA EL TRANSP. ELECT. FED	SISTEMA INFRAEST. TRANSPORTE	DE INFRAEST. HÍDRICA	FOGAPYME	FONAPYME	RECUP. DE LA ACTIVIDAD OVINA	CONSUMO RESIDENCIAL DE GAS	REFINANC. HIPOTEC.	PROM. INDUSTRIA SOFTWARE	CONSUMOS RESIDENCIALES GLP. LEY 26.020	DEL SERVICIO UNIVERSAL
II - INGRESOS CORRIENTES	629.048.622	351.482.506	101.812.124	330.740.582	183.900.000	52.203.374.004	2.686.204.519	15.001.200	28.565.356	90 000 000	628.442.470	65 760 000	35.000.000	2.339.241.793	960.500.000
Ingresos Tributarios	0	0	0	0	0	26.533.400.000	2.671.400.000	0	0	0	0	0	0	0	0
Ingresos no Tributarios	3.252.182	20.482.500	30 000	0	183.900.000	2 386.402.345	0	8.001.200	100.000	0	209.800.000	0	0	0	680.500.000
Ventas de Bienes y Servicios	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Contrib. de la Seguridad Social	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Rentas de la Propiedad	625.796.440	331.000.006	11.782.124	6.062.582	0	245.571.659	18.804.519	7.000.000	28.465.356	10.000.000	0	65 760 000	0	0	300.000.000
Transferencias Corrientes	0	0	90.000.000	324.678.000	0	23.058.000.000	0	0	0	80.000.000	418.642.470	0	35.000.000	2.339.241.793	0
Del Tesoro Nacional	0	0	90.000.000	324.678.000	0	23.058.000.000	0	0	0	80.000.000	418.642.470	0	35.000.000	2.247.133.000	0
Otras Transferencias	0	0	0	0	0	0	0	0	0	0	0	0	0	92.108.793	0
I - GASTOS CORRIENTES	515.716 014	104.671.351	96.951.654	324 678.000	92.044.859	39 358.124 536	641.648.248	240.800	9.721.448	50 000 000	634.782.470	6.170.000	35 000 000	2.339.241.793	1.354.025.000
Remuneraciones	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Bienes y Servicios	5 463.640	12.161.600	93.888.100	0	92.044.859	290.000	206.000	120.800	934.482	2 400 000	407.000	2.890.000	0	0	159.600.000
Impuestos Indirectos	0	0	672.000	0	0	0	0	0	0	0	5.549.000	0	0	0	44.425.000
Depreciación y Amortización	0	0	1.167.000	0	0	0	0	0	27.000	0	0	0	0	0	0
Previsiones	0	0	921.154	0	0	0	0	0	8.250.000	0	0	0	0	0	0
Ajuste por Variación de Inventario	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Intereses en Moneda Nacional	508.552.374	1.981.512	0	0	0	540.216.673	412.887.538	0	0	0	0	3.280.000	0	0	0
Intereses en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Transferencias Corrientes	0	31.951.003	0	324 678.000	0	38 194.758.069	0	0	309.966	47 600 000	628.826.470	0	35 000 000	2.339.241.793	1.150.000.000
Impuestos Directos	0	8.152.636	0	0	0	322.859.794	128.555.712	0	0	0	0	0	0	0	0
Otros	1 700 000	50.424.600	303.400	0	0	0	0	120.000	200.000	0	0	0	0	0	0
III - RESULTADO ECONÓMICO (II-I)	113 332.608	246 811.155	4.860.470	6 062.582	71.855.141	13.145.249.468	2.146.556.271	14.760.400	18.843.908	40 000 000	-6.340.000	59.590 000	0	0	-373 525 000
IV - INGRESOS DE CAPITAL	0	0	11.167.000	0	1.801.304.000	0	55.000.000	0	170.027.000	0	44.488.596	0	0	0	0
Venta y/o Desincorporación de Activos	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Otros Ingresos de Capital	0	0	11.167.000	0	1.801.304.000	0	55.000.000	0	170.027.000	0	44.488.596	0	0	0	0
.Transferencias de la Adm. Nacional	0	0	10.000.000	0	1.783.304.000	0	55.000.000	0	170.000.000	0	44.488.596	0	0	0	0
.Otros (incluye increm.deprec.y amort.)	0	0	1.167.000	0	18.000.000	0	0	0	27.000	0	0	0	0	0	0
V - GASTOS DE CAPITAL	384.500	944.000	500.000	0	1.612.648.845	10.526.810.672	3.041.394.519	0	135.000	0	44.488.596	0	0	0	0
Inversión Real	384.500	944.000	500.000	0	400.000	0	0	0	135.000	0	0	0	0	0	0
Transferencias de Capital	0	0	0	0	1.612.248.845	10.526.810.672	3.041.394.519	0	0	0	44.488.596	0	0	0	0
VI - INGRESOS TOTALES (II+IV)	629.048.622	351.482.506	112.979.124	330.740.582	1.985.204.000	52.203.374.004	2.743.204.519	15.001.200	198.592.356	90.000.000	672.931.066	65.760.000	35.000.000	2.339.241.793	960.500.000
VII - GASTOS TOTALES (I+V)	516.080.514	105.615.351	97.451.654	324.678.000	1.704.691.704	49.884.935.208	3.683.042.767	240.800	9.856.448	50.000.000	679.271.066	6.170.000	35.000.000	2.339.241.793	1.354.025.000
VIII - RESULTADO FINANCIERO (VI-VII)	112 968 108	245 867.155	15.527.470	6.062.582	280.512.296	2.318.438 796	-939.838.248	14.760.400	188.735.908	40 000 000	-6.340.000	59 590 000	0	0	-373.525.000
IX - FINANCIAMIENTO (X-XI)	-112 968.108	-245 867 155	-15 527.470	-6.062.582	-280.512.296	-2.318 438.796	939.838.248	-14.760 400	-188.735.908	-40 000 000	6.340.000	-59 590 000	0	0	373.525.000
X - FUENTES FINANCIERAS	36.672.491.769	1.578.179.057	18.317.982	78.842.649	0	0	985.469.304	24.127.600	60.293.323	18.000.000	6.340.000	14.740.000	0	0	373.525.000
Disminución de Activos Financieros	18.811.133.654	1.578.179.057	17.396.828	78.842.649	0	0	985.469.304	24.127.600	51.643.323	18.000.000	6.340.000	14 740 000	0	0	373.525.000
Endeudamiento o Incremento de Otros Pasivos	17.861.358.115	0	921.154	0	0	0	0	0	8.650.000	0	0	0	0	0	0
.Endeudamiento en Moneda Nacional	15.267.000.000	0	0	0	0	0	0	0	0	0	0	0	0	0	0
.Endeudamiento en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
.Incremento de Otros Pasivos	2.594.358.115	0	921.154	0	0	0	0	0	8.650.000	0	0	0	0	0	0
Incremento del Patrimonio	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
XI - APLICACIONES FINANCIERAS	36.785.459.877	1.824.046.212	33.845.452	82.905.211	280.512.296	2.318.438.796	145.631.056	38.888.000	249.029.231	58.000.000	0	74.330.000	0	0	0
Aumento de Activos Financieros	20.360.568.266	1.769.113.698	33.845.452	82.905.211	280.512.296	146.068.758	0	38.888.000	249.029.231	58.000.000	0	64.190.000	0	0	0
Amort.de Deuda y Disminución de Otros Pasivos	16.424.891.611	54.932.514	0	0	0	2.172.370.038	145.631.056	0	0	0	0	10.140.000	0	0	0
.Amortización en Moneda Nacional	14.012.917.894	54.932.514	0	0	0	2.172.370.038	145.631.056	0	0	0	0	10.140.000	0	0	0
.Amortización en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
.Disminución de Otros Pasivos	2.411.973 717	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Disminución del Patrimonio	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

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CAPITULO III
Planilla Anexa al Artículo 20

PRESUPUESTO 2016
CONTRIBUCIONES AL TESORO NACIONAL
(en pesos)

	Aportes a Ingresar al Tesoro Nacional
JURISDICCIONES DE LA ADMINISTRACIÓN CENTRAL	127.200.000
MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS	107.200.000
- Ministerio de Planificación Federal, Inversión Pública y Servicios	107.200.000
MINISTERIO DE AGRICULTURA, GANADERIA Y PESCA	20.000.000
- Ministerio de Agricultura, Ganadería y Pesca	20.000.000
ORGANISMOS DESCENTRALIZADOS	610.792.000
- Instituto Nacional del Teatro	3.496.000
- Superintendencia de Seguros de la Nación	53.333.000
- Instituto Nacional de Propiedad Industrial (INPI)	1.474.000
- Instituto Nacional de Promoción Turística	12.748.000
- Autoridad Federal de Tecnologías de la Información y las Comunicaciones	532.699.000
- Ente Nacional Regulador del Gas	3.000.000
- Ente Nacional Regulador de la Electricidad	4.042.000
BANCO CENTRAL DE LA REPÚBLICA ARGENTINA	705.120.000
BANCO DE LA NACIÓN ARGENTINA	352.560.000
TOTAL	1.795.672.000


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CAPÍTULO VII
Planilla Anexa al Artículo 34

OPERACIONES DE CRÉDITO PÚBLICO

JURISDICCION ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO (en pesos)	PLAZO MINIMO DE AMORTIZACION	DESTINO DEL FINANCIAMIENTO
Administración Central	Títulos o préstamos	80.000.000.000	90 días	Servicio de la deuda y gastos no operativos
"	"	80.000.000.000	180 días	"
"	"	80.000.000.000	360 días	"
"	"	80.000.000.000	18 meses	"
"	"	80.000.000.000	2 años	"
"	"	80.000.000.000	3 años	"
"	"	80.000.000.000	4 años	"
Universidad Nacional de San Martín	Crédito bancario y/o proveedores y/u otras fuentes de financiamiento	150.000.000	1 año	Construcciones (Obras Civiles) y equipamiento destinados a funciones de docencia de grado y postgrado, investigación y transferencia tecnológica.




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CAPITULO VII
Planilla Anexa al Artículo 38

OPERACIONES DE CREDITO PÚBLICO ADICIONALES

JURISDICCIÓN/ ENTIDAD	TIPO DE DEUDA	MONTO MAXIMO AUTORIZADO EN DÓLARES (o su equivalente en otras monedas)	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
Administración Central	Títulos o Préstamo	3.000.000.000	2 meses	Proyectos Energéticos – Inversiones para las actividades de exploración, explotación, refinación, transporte y comercialización de hidrocarburos y combustibles.
Administración Central	Títulos o Préstamo	8.000.000.000	2 meses	Obras de Gas - Ampliación de Gasoductos – Redes de Distribución – Adquisición de Gas Natural y/o combustibles líquidos – Gas Natural Licuado – Gasoducto del Noreste Argentino (GNEA) – Buque regasificador – Planta Regasificadora
Administración Central	Títulos o Préstamo	400.000.000	2 meses	Obra de Infraestructura Hídrica – Azud de derivación sobre el Río Salado y canal de enlace a los sistemas Embalse Figueroa, Canal de Dios y de la Patria.
Administración Central	Títulos o Préstamo	9.000.000.000	2 meses	Obras de Infraestructura Hidroeléctrica Chihuidos, Los Blancos, Portezuelo del Viento, Punta Negra y Potrero del Clavillo.
Administración Central	Títulos o Préstamo	1.308.000.000	1 año	Plan director de Obras de AYSA S.A. – Emisario Berazategui, Estación e Bombeo Berazategui y Río Subterráneo Sur – Planta Depuradora Laferrere 1º Módulo y otras obras del Plan Director
Administración Central	Títulos o Préstamo	500.000.000	2 meses	Obras de Saneamiento y Limpieza de la cuenca Matanza – Riachuelo
Administración Central	Títulos o Préstamo	400.000.000	2 meses	Obras de Telecomunicaciones – Construcción Tendido y/o iluminación de fibra óptica - Construcción del Sistema Satelital – ARSAT II-III – Torre Bicentenario – Torre única de Comunicaciones
Administración Central	Títulos o Préstamo	11.510.000.000	2 meses	Prolongación vida Central Atómica Embalse – CAREM – Otras Centrales Nucleares
Administración Central	Títulos o Préstamo	6.000.000.000	2 meses	Obras de Generación Eléctrica, Transporte, distribución de Energía-Adquisición de Energía o Combustibles.
Administración Central	Títulos o Préstamo	2.000.000.000	2 meses	Proyectos Energéticos en el Marco del Convenio Bilateral con la República Popular China
Administración Central	Títulos o Préstamo	1.420.000.000	2 meses	Terminación y Cierre del Ciclo Combinado Barragán y Brigadier López – Energías Renovables – Adquisición de Barcazas – Nuevo Ciclo Combinado – Central Térmica Belgrano II
Administración Central	Títulos o Préstamo	1.600.000.000	2 meses	Obras de Generación de Energía Eléctrica – Vuelta de Obligado – Guillermo Brown – Obras Eléctricas
Administración Central	Títulos o Préstamo	2.500.000.000	2 meses	Obras Hidroeléctricas o Adquisición de Energía en el marco de Convenio con la República del Paraguay.
Administración Central	Títulos o Préstamo	850.000.000	2 meses	Acueductos Regionales Santa Rosa, Chaco, Formosa, Prov. de Santa Fe, Bahía Blanca y Puelén-Chacharramendi –
Administración Central	Títulos o Préstamo	1.800.000.000	1 año	Obras de Infraestructura Ferroviaria – Soterramiento de Vías Ferroviarias
Administración Central	Títulos o Préstamo	100.000.000	2 meses	Nueva Planta Química DIOXITEK
Administración Central	Título o Préstamo	400.000.000	2 meses	Infraestructura y servicios del Plan Nacional de Medicina Nuclear
Comisión Nacional de Actividades Espaciales	Títulos o Préstamo	130.000.000	2 meses	Contratos de Colocación en Órbita de Satélites del Plan Espacial Nacional, para desarrollo de satélites y desarrollos conexos al Curso de Acción Acceso al Espacio.
Administración Central	Títulos o Préstamo	1.600.000.000	1 año	Ejecución de proyectos ferroviarios y adquisición de equipamiento ferroviario y naval en el marco de los acuerdos celebrados con la República Popular de China
Administración Central	Títulos o Préstamo	220.000.000	3 años	Proyectos de infraestructura ferroviaria
Administración Central	Títulos o Préstamo	300.000.000	6 meses	Inversiones en aeronaves
Administración Central	Títulos o Préstamo	1.800.000.000	1 año y 2 meses	Obras de infraestructura ferroviarias. Soterramiento de vías ferroviarias
Monto máximo global		54.538.000.000		


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CAPITULO VII
Planilla Anexa al Artículo 40

OPERACIONES DE CRÉDITO PÚBLICO PLURIANUALES

JURISDICCIÓN/ ENTIDAD	TIPO DE DEUDA	MONTO MÁXIMO AUTORIZADO EN DÓLARES (o su equivalente en otras monedas)			PLAZO MINIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
		2017	2018	Resto		
Administración Central	Títulos o Préstamo	91.185.410	70.921.986	156.838.900	2 meses	Obras de Infraestructura Hídrica - Azud de Derivación sobre el Río Salado y Canal de enlace a los sistemas Embalse Figueroa, Canal de Dios y de la Patria.
Administración Central	Títulos o Préstamo	100.000.000	125.000.000	125.000.000	2 meses	Acueductos Provinciales y/o Regionales: Santa Rosa, Chaco, Formosa, Pcia. de Santa Fe, Bahía Blanca, Norte de Santa Cruz y Puelén-Chacharramendi.
Administración Central	Títulos o Préstamo	2.000.000.000	2.500.000.000	1.000.000.000	2 meses	Obras de Infraestructura Energética - Chihuidos I, Portezuelo del Viento, Potrero del Clavillo, Los Blancos y Punta Negra.
Administración Central	Títulos o Préstamo	400.000.000	454.000.000	225.000.000	1 año	Plan director de Obras de AySA S.A. – Emisario Berazategui, Estación de Bombeo Berazategui y Río Subterráneo Sur – Planta Depuradora Laferrere 1° Módulo y otras obras del Plan Director.
Administración Central	Títulos o Préstamo	150.000.000	200.000.000	200.000.000	2 meses	Obras de Telecomunicaciones - Construcción tendido y/o iluminación de fibra óptica - Construcción del Sistema Satelital – ARSAT II-III - Torre Bicentenario - Torre única de Comunicaciones
Administración Central	Títulos o Préstamo	600.000.000	1.109.000.000	10.053.000.000	2 meses	Prolongación vida Central Atómica Embalse CAREM – Otras Centrales Nucleares
Administración Central	Títulos o Préstamo	530.000.000	530.000.000	250.000.000	2 meses	Obras de Saneamiento y limpieza de la Cuenca Matanza – Riachuelo
Administración Central	Títulos o Préstamo	600.000.000	600.000.000	600.000.000	2 meses	Obras de Gas – Ampliación de Gasoductos – Redes de Distribución – Adquisición de Gas Natural y/o combustibles líquidos – Gas Natural Licuado – Gasoducto del Noreste Argentino (GNEA) – Buque Regasificador – Planta Regasificadora
Administración Central	Títulos o Préstamo	540.000.000	6.000.000	500.000.000	2 meses	Proyectos Energéticos - Inversiones para las actividades de exploración, explotación, refinación, transporte y comercialización de hidrocarburos y combustibles.
Administración Central	Títulos o Préstamo	750.000.000	600.000.000	70.000.000-	2 meses	Terminación y cierre de Ciclo Combinado Barragán y Brigadier López - Energías Renovables - Adquisición de Barcazas - Nuevo Ciclo Combinado - Central Térmica Belgrano II.
Administración Central	Títulos o Préstamo	400.000.000	350.000.000	100.000.000	2 meses	Obras de Generación de Energía Eléctrica - Vuelta de Obligado- Guillermo Brown- obras eléctricas
Administración Central	Títulos o Préstamo	700.000.000	900.000.000	800.000.000	2 meses	Obras Hidroeléctricas o adquisición de energía en el marco del Convenio con la República del Paraguay
Administración Central	Títulos o Préstamo	1.200.000.000	1.000.000.000	1.000.000.000	2 meses	Obras de generación, transporte, distribución de energía – Adquisición de energía o combustibles.
Administración Central	Títulos o Préstamo	1.000.000.000	1.000.000.000	1.000.000.000	2 meses	Proyectos energéticos en el marco del Convenio Bilateral con la República Popular China


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CAPITULO VII
Planilla Anexa al Artículo 40

Administración Central	Títulos o Préstamo	100.000.000	100.000.000	100.000000	2 meses	Nueva Planta Química DIOXITEK
Administración Central	Títulos o Préstamo	359.000.000	442.000.000	306.000.000	2 meses	Obras de infraestructura ferroviaria – Soterramiento de vías ferroviarias
Administración Central	Títulos o Préstamo	300.000.000	50.000.000	50.000.000	2 meses	Infraestructura y servicios del Plan Nacional de Medicina Nuclear
Administración Central	Títulos o Préstamo	775.000.000	775.000.000	775.000.000	1 año	Ejecución de proyectos ferroviarios y adquisición de equipamiento ferroviario y naval en el marco de los acuerdos celebrados con la República Popular de China
Administración Central	Títulos o Préstamo	130.000.000	-	-	3 años	Proyectos de infraestructura ferroviaria
Administración Central	Títulos o Préstamo	486.000.000	396.000.000	198.000.000	1 año y 2 meses	Obras de infraestructura ferroviarias. Soterramiento de vías ferroviarias
Monto máximo global		11.211.185.410	11.207.921.986	17.308.835.906		



CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA



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CAPITULO VII
Planilla Anexa al Artículo 44

OTORGAMIENTO DE OTROS AVALES

ENTE AVALADO / GARANTIZADO	MONTO MÁXIMO EN DÓLARES (o su equivalente en otras monedas) (*)	TIPO DE DEUDA
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	7.650.000.000	Bancaria/Financiera/Comercial - Obras de Infraestructura Energética Hidroeléctrica Chihuidos I, Los Blancos, Portezuelo del Viento, Punta Negra y Potrero del Clavillo.
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	500.000.000	Bancaria/Financiera/Comercial – Saneamiento y Limpieza de la Cuenca Matanza-Riachuelo
Energía Argentina S.A. o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	1.420.000.000	Bancaria/Financiera/Comercial – Obras de Infraestructura Energética – Terminación y cierre de Ciclo Combinado Barragán y Brigadier López – Energías Renovables – Adquisición de Barcazas - Nuevo Ciclo Combinado - Central Térmica Belgrano II
Nucleoeléctrica Argentina S.A. o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	11.510.000.000	Bancaria/Financiera/Comercial - Prolongación vida Central Atómica Embalse - CAREM – Otras Centrales Nucleares
CAMMESA o Energía Argentina S.A. o Entidad o Vehículo Financiero elegido para la concreción del financiamiento	5.000.000.000	Bancaria/Financiera/Comercial - Obras de Generación, Transporte o Distribución de Energía - Adquisición de Energía o Combustibles – Inversiones para las actividades de exploración, explotación, refinación, transporte y comercialización de hidrocarburos y combustibles – Instalaciones para el almacenamiento y regasificación de Gas Natural Licuado – Planta Regasificadora – Buque Regasificador
CAMMESA o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	3.500.000.000	Bancaria/Financiera/Comercial – Obras de Infraestructura Energética – Ampliación de Gasoductos – Redes de Distribución – Obras de Infraestructura Energética – Obras Eléctricas – Terminación y Cierre de Ciclo combinado Barragán y Brigadier López – Energías Renovables – Adquisición de barcazas – Nuevo Ciclo combinado – Central Térmica Belgrano II
CAMMESA o Energía Argentina S.A. o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	2.500.000.000	Bancaria/Financiera/Comercial – Obras de Generación de Energía Eléctrica - Vuelta de Obligado – Guillermo Brown – obras eléctricas
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	2.500.000.000	Bancaria/Financiera/Comercial – Infraestructura Ferroviaria
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	400.000.000	Bancaria/Financiera/Comercial – Obras de Infraestructura Hídrica - Azud de derivación sobre el Río Salado y Canal de enlace a los sistemas Embalse Figueroa, Canal de Dios y de la Patria.
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	250.000.000	Acueductos Regionales: Santa Rosa, Chaco, Formosa, Pcia. de Santa Fe, Bahía Blanca y Puelén-Chacharramendi
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	6.000.000.000	Bancaria/Financiera/Comercial - Obras de Gas – Ampliación de Gasoductos y Redes de Distribución – Adquisición de Gas Natural y combustibles líquidos - Gas Natural Licuado – Gasoducto del Noreste Argentino
Agua y Saneamientos Argentinos Sociedad Anónima - AySA o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	1.928.000.000	Bancaria/Financiera/Comercial – Plan director de Obras de AYSA S.A. - Emisario Berazategui, Estación e Bombeo Berazategui y Río Subterráneo Sur – Planta Depuradora Laferrere 1º Módulo y otras obras del Plan Director
Yacyretá, Banco de la Nación Argentina o entidad o vehículo de financiamiento elegido para la concreción del financiamiento	1.000.000.000	Obras Hidroeléctricas o adquisición de energía en el marco del Convenio con la República del Paraguay


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Planilla Anexa al Artículo 44
(continuación)

Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	400.000.000	Bancaria/Financiera/Comercial Infraestructura y Servicios del Plan Nacional de Medicina Nuclear
Administración de Infraestructura Ferroviaria SE o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	800.000.000	Bancaria/Financiera/Comercial - Obras de Infraestructura Ferroviaria
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	2.500.000.000	Bancaria/Financiera/Comercial - Infraestructura Ferroviaria
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	380.000.000	Bancaria/Financiera/Comercial - Adquisición de aeronaves
Ente Binacional "Túnel de Baja Altura" – Ferrocarril Trasandino Central o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	3.500.000.000	Bancaria/Financiera/Comercial - Obra "Túnel de Baja Altura" – Ferrocarril Trasandino Central"
Monto máximo global	51.718.000.000	

(*) Deberán sumarse los montos necesarios por intereses y demás accesorios.


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CAPITULO VII
Planilla Anexa al Articulo 45

OTORGAMIENTO DE AVALES

ENTE AVALADO	TIPO DE DEUDA	MONTO MAXIMO AUTORIZADO	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
INVAP S.E.	Aval	u$s 75.000.000	A la vista	Ejecución de proyectos de exportación en las áreas nuclear y/o espacial.
FONDO FIDUCIARIO PÚBLICO Pro.Cre.Ar	Obligaciones Bancarias/Financieras/ Comerciales	$ 18.000.000.000	A la vista	Programa Crédito Argentino del Bicentenario para la Vivienda única Familiar (Pro.Cre.Ar)
Gobierno de la Provincia de Buenos Aires	Aval	u$s 150.000.000	3 años	Acueducto Río Colorado – Bahía Blanca (Etapa II)
Gobierno de la Provincia de Buenos Aires	Aval	U$s 150.000.000	3 años	Construcción de Planta Potabilizadora, conducción y obras complementarias en la Región de La Plata
Gobierno de la Provincia de Santa Fe	Aval	U$s 100.000.000	3 años	Acueducto Desvío Arijón
Gobierno de la Provincia de San Juan	Aval	u$s 50.000.000	3 años	Acueducto Gran Tullum – Etapa II


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Planilla Anexa al Artículo 45

Gobierno de la Provincia de Misiones	Aval	u$s 287.369.391	3 años	Acueducto de las Misiones y Proyecto FTTH en Misiones
Gobierno de la Provincia del Chaco	Aval	u$s 30.000.000	3 años	Programa de Desarrollo Urbano de la ciudad de Resistencia


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CAPITULO VII
Planilla Anexa al Artículo 47

COLOCACIÓN DE BONOS DE CONSOLIDACIÓN DE DEUDAS

En Pesos

CONCEPTO	TOTAL
Artículo 7° de la Ley N° 23.982, Incisos b) y c)	700.000.000
Artículo 7° de la Ley N° 23.982, Incisos d), e) y g)	140.000.000
Artículo 7° de la Ley N° 23.982, Incisos h)	450.000.000
Otras deudas que se cancelan mediante la entrega de Bonos de Consolidación	30.000.000
Sentencias Judiciales Ex Agentes de Yacimientos Petrolíferos Fiscales (YPF)	80.000.000
Beneficiarios de Leyes N° 24.411; N° 24.043; N° 25.192, N° 26.690 y N° 27.139	1.200.000.000
Leyes Nros. 25.471, 26.572, 26.700 y 27.133	6.000.000.000
TOTAL	8.600.000.000


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TITULO II
Planilla Nº 1
Anexa al Título II

ADMINISTRACION CENTRAL
COMPOSICION DEL GASTO POR JURISDICCION, SUBJURISDICCION, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCION, SUBJURISDICCION	ADMINISTRACION GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONOMICOS	DEUDA PUBLICA	GASTOS FIGURATIVOS	TOTAL
Poder Legislativo Nacional	10.032.103.000	0	1.633.689.114	0	0	0	11.665.792.114
Poder Judicial de la Nación	16.285.240.000	0	44.921.000	0	0	0	16.330.161.000
Ministerio Público	6.478.426.916	0	0	0	0	0	6.478.426.916
Presidencia de la Nación	1.615.205.235	1.449 954 000	1.112.194 403	0	0	688.477.001	4.865.830.639
Secretaría General	1.365.654.235	0	5.918.765	0	0	688.477.001	2.060.050.001
Secretaría Legal y Técnica	249.551.000	0	0	0	0	0	249.551.000
Agencia Federal de Inteligencia	0	1 449 954 000	0	0	0	0	1.449.954.000
Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el Narcotráfico	0	0	556 824 638	0	0	0	556.824.638
Consejo Nacional de Coordinación de Políticas Sociales	0	0	549.451.000	0	0	0	549.451.000
Jefatura de Gabinete de Ministros	4.250.106 565	0	2.711.350.435	2.703 358 376	0	215 096 324	9.879.909.700
Ministerio del Interior y Transporte	2.762.537 011	213 476 090	0	40.061.768 969	0	4 866 110 174	47 903 892 244
Ministerio de Relaciones Exteriores y Culto	6.239.070 011	0	251.845.989	0	0	0	6.490.916.000
Ministerio de Justicia y Derechos Humanos	1.912.251.547	7.704.073.436	3.333.431.923	0	0	259.535.250	13.209.292.156
Ministerio de Justicia y Derechos Humanos	1.912.251.547	1.151.539.185	98.291.083	0	0	259.535.250	3 421.617.065
Servicio Penitenciario Federal	0	6.552.534.251	3.235.140.840	0	0	0	9 787.675.091
Ministerio de Seguridad	0	50.633.675.680	10.419.343.346	0	0	0	61.053 019 026
Ministerio de Seguridad	0	2.475.741.543	19.882.033	0	0	0	2 495 623 576
Policía Federal Argentina	0	20 936.886.000	2.283.447.000	0	0	0	23.220.333.000
Gendarmería Nacional	0	15 397.748.623	5.269.579.377	0	0	0	20.667.328.000
Prefectura Naval Argentina	0	9 678.636.545	2.782.219.705	0	0	0	12.460.856.250
Policía de Seguridad Aeroportuaria	0	2.144.662.969	64.215 231	0	0	0	2.208.878.200
Ministerio de Defensa	0	36.382.368.739	11.626.869.219	881.118 806	0	1.722.900.000	50.613.256.764
Ministerio de Defensa	0	2.823.243.251	386.419.156	0	0	1.722.900.000	4.932.562.407
Estado Mayor General del Ejército	0	17.919.140 112	5.365.884.130	0	0	0	23.285.024 242
Estado Mayor General de la Armada	0	8.480.852 889	2.631.051.500	0	0	0	11.111.904.389
Estado Mayor General de la Fuerza Aérea	0	6.507.553 274	2.667.201.485	881.118 806	0	0	10.055.873.565
Estado Mayor Conjunto de las Fuerzas Armadas	0	651.579 213	576 312 948	0	0	0	1.227.892.161
Ministerio de Economía y Finanzas Públicas	4 603 810 651	0	0	19.083.225.725	0	280.492 000	23.967.528.376
Ministerio de Industria	0	0	0	1.703.223.000	0	986.001.000	2.689.224.000
Ministerio de Agricultura, Ganadería y Pesca	1.449 855 637	0	0	4.952.281.336	0	1.911.151.346	8.313.289.319






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TITULO II
Planilla Nº 1 (Cont.)
Anexa al Título II

ADMINISTRACION CENTRAL
COMPOSICION DEL GASTO POR JURISDICCION, SUBJURISDICCION, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

JURISDICCION, SUBJURISDICCION / FINALIDAD	ADMINISTRACION GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONOMICOS	DEUDA PUBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Turismo	0	0	0	1.191.852.000	0	838.145.901	2.029.997.901
Ministerio de Planificación Federal, Inversión Pública y Servicios	596 693 438	2.100 000	30.800 657.123	93.074.020.985	0	33.279.190.336	157.752.661.932
Ministerio de Educación	0	0	82.643.555.387	0	0	260.330.841	82.903.886.228
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	0	3.043.553.474	0	0	6.875.750.659	9.919.304.133
Ministerio de Cultura	0	0	2.246.130.742	0	0	606.194.836	2.852.325 578
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	7.544.896.900	0	0	137.883.200.000	145.428.096.900
Ministerio de Salud	0	0	27.480.662.915	0	0	4.365.404.287	31.846.067.202
Ministerio de Desarrollo Social	0	0	89.562.863.790	0	0	912.221.000	90.475.084.790
Servicio de la Deuda Pública	0	0	0	0	103 969.738.000	0	103.969.738.000
Obligaciones a Cargo del Tesoro	25.511.107.000	0	25 370.887.741	70.146.702.000	0	973.054.000	122.001.750.741
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	81.736.408.061	96 385.647 945	289.826.853.501	233.797.549.197	103.969 738 000	186.923.254.855	1.012.639.451.659


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TITULO II
Planilla Nº 2
Anexa al Título II

ADMINISTRACION CENTRAL
COMPOSICION DEL GASTO POR JURISDICCION, SUBJURISDICCION Y POR CARACTER ECONOMICO
(en pesos)

CARACTER ECONOMICO / JURISDICCION, SUBJURISDICCION	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERSION REAL D REC	TRANSF. DE CAPITAL	INVERSION FINANCIERA	TOTAL	
	REMUN	OTROS G C.	TOTAL										
Poder Legislativo Nacional	10.686.597.929	833.802.685	11.520.400.614	0	0	306 000	31.559.000	11.552.265.614	113.526.500	0	0	113.526.500	11.665.792.114
Poder Judicial de la Nación	15.304.649.000	786.245.334	16.090.894.334	0	44.921.000	0	35.000	16.135.850.334	194.310.666	0	0	194.310.666	16.330.161.000
Ministerio Público	6.090.099.916	284.101.301	6.374.201.217	0	0	163.699	119.000	6.374.483.916	103.943.000	0	0	103.943.000	6.478.426.916
Presidencia de la Nación	2.254.677.638	1.092.048.782	3.346.726.420	123.200	0	479.018	534.292.800	3.881.621.438	108.761.000	186.971.200	0	295.732.200	4.177.353.638
Secretaría General	560.243.000	569.796.800	1.130.039.800	123.200	0	80.000	184.018.800	1.314.261.800	56.451.000	860.200	0	57.311.200	1.371.573.000
Secretaría Legal y Técnica	223.356.000	17.356.232	240.712.232	0	0	30 768	0	240.743.000	8.808.000	0	0	8.808.000	249.551.000
Agencia Federal de Inteligencia	1.064.765.000	385.189.000	1.449.954.000	0	0	0	0	1.449.954.000	0	0	0	0	1.449.954.000
Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el Narcotráfico	253.461.638	62.689.000	316.150.638	0	0	250 000	173 909 000	490.309.638	1 900 000	64 615 000	0	66 515 000	556.824.638
Consejo Nacional de Coordinación de Políticas Sociales	152 852 000	57 017.750	209 869 750	0	0	118.250	176 365 000	386 353 000	41 602 000	121 496 000	0	163 098 000	549 451 000
Jefatura de Gabinete de Ministros	1 617.687.185	4 410 121.540	6.027.808.725	0	0	410 000	1.549.011 000	7.577.229.725	622.049.772	1.465 533 879	0	2.087.583.651	9.664.813.376
Ministerio del Interior y Transporte	658.332.658	807.444.713	1.465.777.371	0	0	1 980	35.313.694.147	36.779.473.498	4.875.770.377	1.372 538 195	10 000 000	6.258.308.572	43.037.782.070
Ministerio de Relaciones Exteriores y Culto	4.341.312.000	1.039.332.674	5.380.644.674	2 017.730	0	2 400	926.962.394	6.309.627.198	181.288.802	0	0	181.288.802	6 490 916 000
Ministerio de Justicia y Derechos Humanos	6 063 072 712	2 039 859 718	8.102.932.430	0	2.976 038 000	750 827	785 787 000	11 845 508 257	1 104 248 649	0	0	1.104 248 649	12.949.756 906
Ministerio de Justicia y Derechos Humanos	921 865 534	537 289 090	1 459 154 624	0	0	429 856	690 326 000	2.149 910.280	1 012 171 535	0	0	1 012.171.535	3.162 081 815
Servicio Penitenciario Federal	5.141.207.178	1.502.570.628	6.643.777.806	0	2.976.038.000	321.171	75.461.000	9.695.597.977	92.077.114	0	0	92.077.114	9 787 675 091
Ministerio de Seguridad	48.139.259.576	5.742.506.329	53.881.765.905	38.490	4.300.955.000	40.875.631	920.695.000	59.144.330.026	1.781.965.000	126.724.000	0	1.908.689.000	61 053 019 026
Ministerio de Seguridad	356.838.578	498.471.000	855.309.578	0	0	660.000	853.786.000	1.709.755.578	659.144.000	126.724.000	0	785.868.000	2 495 623 578
Policía Federal Argentina	21.080.231.000	1.699.720.000	22.779.951.000	0	0	14.032.000	54.100.000	22.848.083.000	372.250.000	0	0	372.250.000	23.220.333.000
Gendarmería Nacional	15.584.283.000	2.224.434.879	17.808.717.879	38 490	2.595.068.000	14.808.631	3.300.000	20.421.733.000	245.595.000	0	0	245.595.000	20.667.328.000
Prefectura Naval Argentina	9.331.608.000	1.077.718.250	10.409.326.250	0	1.705.887.000	11.575.000	1.500.000	12.128.288.250	332.568.000	0	0	332.568.000	12.460.856.250
Policía de Seguridad Aeroportuaria	1.786.299.000	242.162.200	2.028.461.200	0	0	0	8.009.000	2.036.470.200	172.408.000	0	0	172.408.000	2.208.878.200
Ministerio de Defensa	37.413.087.975	10.174.653.427	47.587.741 402	1 096.447	0	2.192.297	172.913 891	47.763.944.037	1.118.467.426	7.945.301	0	1.126.412.727	48.890.356.764
Ministerio de Defensa	656.143.607	2.129.012.292	2.785.155 899	7.780	0	678.900	149.800.800	2.935.643.379	268.069 028	5.950.000	0	274.019.028	3.209.662.407
Estado Mayor General del Ejército	20.099.771.642	2.720.376.880	22.820.148.522	0	0	534 795	1.691.699	22.822.375.016	462.249.925	399.301	0	462.649.226	23.285.024.242
Estado Mayor General de la Armada	9.405.625.400	1.578.106.951	10.983.732 351	0	0	315 582	2.662.000	10.986.709.933	125.194.456	0	0	125.194.456	11.111.904.389
Estado Mayor General de la Fuerza Aérea	7.140.058.565	2.781.505.765	9.921.564 330	1.066 667	0	538 770	18.604.392	9.941.798.159	112.481.406	1 596 000	0	114.077.406	10.055.873.565





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TITULO II
Planilla Nº 2 (Cont.)
Anexa al Título II

ADMINISTRACION CENTRAL
COMPOSICION DEL GASTO POR JURISDICCION, SUBJURISDICCION Y POR CARACTER ECONOMICO
(en pesos)

CARACTER ECONOMICO / JURISDICCION, SUBJURISDICCION	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERSION REAL D REC.	TRANSF. DE CAPITAL	INVERSION FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Estado Mayor Conjunto de las Fuerzas Armadas	111.488.761	965.651.539	1.077.140.300	0	0	124.250	155.000	1.077.419.550	150.472.611	0	0	150.472.611	1.227.892.161
Ministerio de Economía y Finanzas Públicas	2.907.429.908	1.802.186.101	4.709.616.009	1.152.867	0	350.000	15.191.795.823	19.902.914.799	1.301.735.957	2.394.878.620	87.507.000	3.784.121.577	23.687.036.376
Ministerio de Industria	235.277.000	262.126.000	497.403.000	0	0	0	749.117.000	1.246.520.000	6.803.000	299.900.000	150.000.000	456.703.000	1.703.223.000
Ministerio de Agricultura, Ganadería y Pesca	1.526.118.973	349.884.000	1.876.002.973	0	0	450.000	3.818.413.000	5.694.865.973	357.525.000	349.747.000	0	707.272.000	6.402.137.973
Ministerio de Turismo	221.521.997	664.936.181	886.458.178	0	0	0	86.186.000	972.644.178	213.207.822	6.000.000	0	219.207.822	1.191.852.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	697.319.844	1.809.740.701	2.507.060.545	5.000	0	299	72.329.020.335	74.836.086.179	2.514.763.522	47.100.121.895	22.500.000	49.637.385.417	124.473.471.596
Ministerio de Educación	701.988.700	1.513.990.568	2.215.979.268	0	0	4.739.000	73.892.876.156	76.113.596.424	1.495.493.382	5.034.465.601	0	6.529.958.983	82.643.555.387
Ministerio de Ciencia, Tecnología e Innovación Productiva	274.501.038	403.215.000	677.716.038	0	0	0	1.616.236.000	2.293.952.038	549.601.436	0	200.000.000	749.601.436	3.043.553.474
Ministerio de Cultura	857.984.742	1.169.282.000	2.027.266.742	0	0	0	126.355.000	2.153.621.742	58.288.000	34.221.000	0	92.509.000	2.246.130.742
Ministerio de Trabajo, Empleo y Seguridad Social	1.263.470.000	885.330.150	2.148.800.150	1.752.550	0	5.395.000	5.085.751.700	7.241.699.400	98.701.500	204.496.000	0	303.197.500	7.544.896.900
Ministerio de Salud	1.847.241.855	10.420.378.502	12.267.620.357	0	0	238.000	13.691.040.159	25.958.898.516	590.342.000	931.424.399	0	1.521.766.399	27.480.662.915
Ministerio de Desarrollo Social	2.824.725.104	2.672.967.121	5.497.692.225	0	70.521.300.000	210.000	13.385.408.900	89.404.609.125	25.560.265	132.694.400	0	158.254.665	89.562.863.790
Servicio de la Deuda Pública	0	608.738.000	608.738.000	103.361.000.000	0	0	0	103.969.738.000	0	0	0	0	103.969.738.000
Obligaciones a Cargo del Tesoro	0	50.000.000	50.000.000	0	0	0	62.007.556.000	62.057.556.000	0	46.327.755.741	12.643.385.000	58.971.140.741	121.028.696.741
TOTAL	144.046.355.750	49.702.890.827	193.749.246.577	103.367.155.384	77.643.214.000	56.562.151	302.194.626.306	679.211.034.417	17.416.353.054	105.975.417.231	13.113.392.000	136.505.162.287	815.716.196.704


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN
PRESIDENCIA


H. SENADO DE LA NACION
FOLIO
109
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
71/.

TITULO II
Planilla Nº 3
Anexa al Título II

ADMINISTRACION CENTRAL
COMPOSICION DEL GASTO POR JURISDICCION, SUBJURISDICCION Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS					FUENTES EXTERNAS			TOTAL GENERAL
JURISDICCION, SUBJURISDICCION	TESORO NACIONAL	REC. C/AFEC ESPECIFICA	TRANSF. INTERNAS	CREDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CREDITO EXTERNO	SUBTOTAL	
Poder Legislativo Nacional	11.561.702.114	104.090.000	0	0	11 665.792 114	0	0	0	11.665.792 114
Poder Judicial de la Nación	2.229.000.000	14.101.161.000	0	0	16 330 161 000	0	0	0	16.330.161.000
Ministerio Público	794.695.970	5.673.466.947	9 703.999	0	6.477.866.916	560 000	0	560 000	6.478.426.916
Presidencia de la Nación	4.566.300.639	299.530.000	0	0	4.865.830.639	0	0	0	4.865.830.639
Secretaría General	2.060.050.001	0	0	0	2.060.050.001	0	0	0	2.060.050.001
Secretaría Legal y Técnica	249.551.000	0	0	0	249.551.000	0	0	0	249.551.000
Agencia Federal de Inteligencia	1.449.954.000	0	0	0	1.449.954.000	0	0	0	1.449.954.000
Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el Narcotráfico	556.101.638	723 000	0	0	556.824.638	0	0	0	556.824.638
Consejo Nacional de Coordinación de Políticas Sociales	250 644 000	298 807.000	0	0	549.451.000	0	0	0	549.451.000
Jefatura de Gabinete de Ministros	8.396.188.446	91.294.700	0	0	8 487.483.146	81.813 554	1.310.613.000	1.392.426.554	9.879.909.700
Ministerio del Interior y Transporte	44.119.005.838	922.544.406	10.613 000	0	45.052.163.244	0	2.851.729.000	2.851.729.000	47.903.892.244
Ministerio de Relaciones Exteriores y Culto	5.928.744.000	491.891.000	0	0	6.420.635.000	2.968 000	67.313.000	70.281.000	6.490.916.000
Ministerio de Justicia y Derechos Humanos	7.832.486.081	3.219.768.075	2.157 038 000	0	13.209.292.156	0	0	0	13.209.292.156
Ministerio de Justicia y Derechos Humanos	1.079.045.990	2.342.571.075	0	0	3.421.617.065	0	0	0	3.421.617.065
Servicio Penitenciario Federal	6.753.440.091	877.197.000	2.157.038.000	0	9.787.675.091	0	0	0	9.787.675.091
Ministerio de Seguridad	51.754.821.776	9.391.582 250	135.247.000	0	60.981.651.026	0	71.368.000	71.368.000	61 053 019 026
Ministerio de Seguridad	1.656.145.576	768.110.000	0	0	2.424.255.576	0	71.368.000	71.388.000	2 495 623 576
Policía Federal Argentina	20.021.920.000	3.198.413.000	0	0	23.220.333.000	0	0	0	23.220.333.000
Gendarmería Nacional	17.650.324.000	3 017.004.000	0	0	20.667.328.000	0	0	0	20.667.328.000
Prefectura Naval Argentina	10.238.236.000	2.087.373.250	135 247 000	0	12.460.856.250	0	0	0	12.460.856.250
Policía de Seguridad Aeroportuaria	2.188.196.200	20.682.000	0	0	2.208.878.200	0	0	0	2.208.878.200
Ministerio de Defensa	49.315.945.364	1.144.315.400	1 200 000	0	50.461.460.764	151.798 000	0	151 796 000	50.613.256.764
Ministerio de Defensa	4.912.957.407	19.605.000	0	0	4.932.562.407	0	0	0	4.932.562.407
Estado Mayor General del Ejército	22 893 871.242	391.153.000	0	0	23.285.024.242	0	0	0	23.285.024.242
Estado Mayor General de la Armada	10.992.898.389	115.350.000	1 200 000	0	11.109.448.389	2 456 000	0	2 456 000	11.111.904.389
Estado Mayor General de la Fuerza Aérea	9.437.752.565	618.121.000	0	0	10.055.873.565	0	0	0	10.055.873.565
Estado Mayor Conjunto de las Fuerzas Armadas	1.078.465.761	86.400	0	0	1.078 552.161	149 340 000	0	149 340 000	1.227.892 161


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION


H. SENADO DE LA NACION
FOLIO
110
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
72/.

TITULO II
Planilla Nº 3 (Cont.)
Anexa al Título II

ADMINISTRACION CENTRAL
COMPOSICION DEL GASTO POR JURISDICCION, SUBJURISDICCION Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS					FUENTES EXTERNAS			TOTAL GENERAL
JURISDICCION, SUBJURISDICCION	TESORO NACIONAL	REC. C/AFEC. ESPEC FICA	TRANSF. INTERNAS	CREDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CREDITO EXTERNO	SUBTOTAL	
Ministerio de Economía y Finanzas Públicas	11.736 651.703	94 237 000	0	11.507.868 000	23 338.756 703	0	628 771.673	628 771.673	23 967 528.376
Ministerio de Industria	2.364.664.000	153.600.000	0	0	2.518.264.000	13.300.000	157.660.000	170.960.000	2.689.224.000
Ministerio de Agricultura, Ganadería y Pesca	6.454.082.319	225.519.000	0	0	6.679.601.319	36.800.000	1.596.888.000	1.633.688.000	8.313.289.319
Min sterio de Turismo	726 224.000	962.986.000	0	0	1.689.210.000	0	340.787.901	340.787 901	2.029.997.901
M nisterio de Planificac ón Federal, Inversión Púb ica y Servicios	74.161.870.305	2.194.813.037	0	69 421 610 051	145.778.293.423	29 425.437	11.944.943 072	11.974.368 509	157.752.661.932
Ministerio de Educación	82 424 360 228	33.164.000	0	0	82.457.524.228	0	446.362.000	446.362.000	82.903.886 228
Min sterio de Ciencia, Tecnología e nnovación Productiva	9.171.108.133	198.000	0	0	9.171.306.133	14 000 000	733.998.000	747.998.000	9 919.304 133
Ministerio de Cultura	2.709 259 578	102.539.000	6.780 000	0	2.818 578 578	0	33.747.000	33.747.000	2 852 325.578
Ministerio de Trabajo, Empleo y Seguridad Social	141.738 648.900	205.378.000	2.606.399 000	0	144 550.425.900	2 872 000	874.799.000	877.671.000	145.428.096 900
Ministerio de Salud	26 875 715.858	7.800.000	2.209.671.000	0	29.093.186 858	2.250.000	2 750 630 344	2 752 880 344	31.846.067.202
Ministerio de Desarrollo Social	18.915.169.790	1.038.615.000	70.521.300.000	0	90.475.084.790	0	0	0	90.475.084.790
Servicio de la Deuda Públ ca	608.738.000	1.344.000.000	0	102.017.000.000	103.969.738.000	0	0	0	103.969.738.000
Obligaciones a Cargo del Tesoro	83.762.547.741	0	0	38.000.000.000	121.762.547.741	0	239.203.000	239.203.000	122.001.750.741
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	648.147.930.783	41 502.492.845	77.657.951 999	220.946.478.051	988.254.853.678	335.784.991	24.048.812.990	24.384.597.981	1.012.639.451.659


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA



27 1 98

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
73/.

TITULO II
Planilla Nº 4
Anexa al Título II

ADMINISTRACION CENTRAL
COMPOSICION DE LOS RECURSOS POR CARACTER ECONOMICO Y FUENTE DE FINANCIAMIENTO
(en pesos)

FUENTE DE FINANCIAMIENTO / ARACTER ECONOMICO	TESORO NACIONAL	OTRAS FUENTES DE FINANCIAMIENTO	IMPORTE
Ingresos Corrientes	689.075.961.675	139.408.491.436	828.484.453.111
ngresos Tributarios	613.901.508.037	42.142.636.788	656.044.144.825
Impuestos Directos	156.720.274.117	9.990.735.138	166.711.009.255
Impuestos Indirectos	457.181.233.920	32.151.901.650	489.333.135.570
Aportes y Contribuciones a la Seguridad Social	0	5.041.747.000	5.041.747.000
Aportes y Contribuciones a la Seguridad Social	0	5.041.747.000	5.041.747.000
ngresos No Tributarios	4.844.801.709	9.743.079.580	14.587.881.289
Tasas	358.911.000	3.975.667.110	4.334.578.110
Derechos	73.079.000	204.200.694	277.279.694
Otros No Tributarios	4.412.811.709	5.563.211.776	9.976.023.485
Ventas de Bienes y Serv. de las Administraciones Públicas	13.858.000	4.539.450.450	4.553.308.450
Ventas de Bienes y Serv. de las Administraciones Públicas	13.858.000	4.539.450.450	4.553.308.450
Rentas de la Propiedad	68.823.801.929	62.630.000	68.886.431.929
Intereses	8.721.099.000	2.630.000	8.723.729.000
Utilidades	60.100.000.000	60.000.000	60.160.000.000
Arrendamiento de Tierras y Terrenos	2.702.929	0	2.702.929
Transferencias Corrientes	754.000.000	214.465.619	968.465.619
Del Sector Privado	0	270.000	270.000
Del Sector Público	754.000.000	0	754.000.000
Del Sector Externo	0	214.195.619	214.195.619
Contribuciones Figurativas para Financiaciones Corrientes	737.992.000	77.664.481.999	78.402.473.999
De la Administración Nacional	737.992.000	77.664.481.999	78.402.473.999
Recursos de Capital	1.069.000	254.159.372	255.228.372
Recursos Propios de Capital	1.069.000	50.000	1.119.000
Venta de Activos	1.069.000	50.000	1.119.000
Transferencias de Capital	0	33.195.372	33.195.372
Del Sector Público	0	1.200.000	1.200.000
Del Sector Externo	0	31.995.372	31.995.372
Disminución de la Inversión Financiera	0	220.914.000	220.914.000
Recuperación de Préstamos de Largo Plazo	0	220.914.000	220.914.000
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	689.077.030.675	139.662.650.808	828.739.681.483






H. SENADO DE LA NACION
FOLIO
112
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
74/.

TITULO II
Planilla Nº 5
Anexa al Título II

ADMINISTRACION CENTRAL
CARACTER ECONOMICO DE LOS RECURSOS POR JURISDICCION Y SUBJURISDICCION
(en pesos)

CARACTER ECONOMICO / JURISDICCION, SUBJURISDICCION	INGRESOS TRIBUTARIOS	CONTRIB A LA SEG SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PUBLICAS	RENTAS DE LA PROPIEDAD	TRANS CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS DE CAPITAL	DISMINUCION DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Poder Legislativo Nacional	108.560.000	0	0	2.400.000	0	0	110.960.000	0	0	0	0	110.960.000
Poder Judicial de la Nación	14.329.282.974	0	2.929.355.943	0	0	0	17.258.638.917	0	0	0	0	17.258.638.917
Ministerio Público	8.345.825.317	0	32.800.000	10.385.000	0	560 000	8.389.570.317	0	0	0	0	8.389.570.317
Presidencia de la Nación	0	0	298.807.000	723.000	0	0	299.530.000	0	0	0	0	299.530.000
Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el Narcotráfico	0	0	0	723.000	0	0	723.000	0	0	0	0	723.000
Consejo Nacional de Coordinación de Políticas Sociales	0	0	298 807 000	0	0	0	298 807.000	0	0	0	0	298 807.000
Jefatura de Gabinete de Ministros	0	57.039 000	17.437.300	16 818 400	0	65 320 574	157 615 274	0	15 492.980	0	15.492.980	173.108.254
Ministerio del Interior y Transporte	16.916.578.631	0	24.625.000	0	0	0	16.941.203 631	0	0	10 000 000	10.000.000	16.951.203.631
Ministerio de Relaciones Exteriores y Culto	288.139.880	0	210.406.000	0	0	2 768 966	499.314 826	0	199 034	0	199.034	499 513 860
Ministerio de Justicia y Derechos Humanos	0	819.000 000	2.344 671.075	56 097.000	0	0	3 219 768 075	0	0	0	0	3 219.768 075
Ministerio de Justicia y Derechos Humanos	0	0	2.342 571 075	0	0	0	2.342 571.075	0	0	0	0	2 342 571 075
Servicio Penitenciario Federal	0	819.000.000	2.100.000	56.097.000	0	0	877.197.000	0	0	0	0	877.197.000
Ministerio de Seguridad	0	4.165.708.000	955.994.200	3.969.830.050	0	0	9.091.532.250	50 000	0	0	50.000	9.091.582.250
Ministerio de Seguridad	0	0	768.000.000	110.000	0	0	768.110.000	0	0	0	0	768.110.000
Policía Federal Argentina	0	0	13 414.000	3.184.949.000	0	0	3.198.363.000	50 000	0	0	50.000	3.198.413.000
Gendarmería Nacional	0	2.595.068.000	2.023.000	419.913.000	0	0	3.017.004.000	0	0	0	0	3.017.004.000
Prefectura Naval Argentina	0	1.570.640.000	166.093.000	350.640.250	0	0	2.087.373.250	0	0	0	0	2.087.373.250
Policía de Seguridad Aeroportuaria	0	0	6.464.200	14.217.800	0	0	20.682.000	0	0	0	0	20.682.000
Ministerio de Defensa	3 100 000	0	699.710.400	441.505.000	0	62 202 000	1.206.517.400	0	1 200 000	0	1.200 000	1.207.717.400
Ministerio de Defensa	0	0	13.299.000	6.306.000	0	0	19.605.000	0	0	0	0	19.605.000
Estado Mayor General del Ejército	3 100 000	0	134.657.000	253.396.000	0	0	391.153.000	0	0	0	0	391.153.000
Estado Mayor General de la Armada	0	0	84.024.000	31.328.000	0	2 456 000	117.808.000	0	1 200 000	0	1.200.000	119.008.000


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA



H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
75/.

TITULO II
Planilla Nº 5 (Cont.)
Anexa al Título II

ADMINISTRACION CENTRAL
CARACTER ECONOMICO DE LOS RECURSOS POR JURISDICCION Y SUBJURISDICCION
(en pesos)

CARACTER ECONOMICO / JURISDICCION, SUBJURISDICCION	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADM. PUBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCION DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Estado Mayor General de la Fuerza Aérea	0	0	467 644 000	150.477.000	0	0	618.121 000	0	0	0	0	618 121 000
Estado Mayor Conjunto de las Fuerzas Armadas	0	0	86 400	0	0	59 746 000	59.832 400	0	0	0	0	59 832 400
Ministerio de Economía y Finanzas Públicas	0	0	22 664 000	21.573 000	0	0	44 237 000	0	0	50 000 000	50 000 000	94 237 000
Ministerio de Industria	0	0	0	0	0	500.000	500.000	0	12.800.000	153 600 000	166.400.000	166.900.000
Ministerio de Agricultura, Ganadería y Pesca	0	0	225 519 000	0	0	33.700.000	259.219.000	0	3.100.000	0	3.100.000	262.319.000
Ministerio de Turismo	1.005.900.000	0	7.350.000	6.000.000	0	0	1.019.250.000	0	0	0	0	1.019.250.000
Ministerio de Planificación Federal, Inversión Publica y Servicios	1.681.324.056	0	727.320.562	90.000	2 630 000	29 072.079	2.440.436.697	0	353 358	7.314 000	7 667.358	2.448.104.055
Ministerio de Educación	1 900 000	0	19.000.000	12.264.000	0	0	33.164.000	0	0	0	0	33.164.000
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	0	198.000	0	0	13 950 000	14.148.000	0	50 000	0	50 000	14.198.000
Ministerio de Cultura	109 925 950	0	0	0	0	0	109.925.950	0	0	0	0	109.925.950
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	252 871.100	0	0	2 672.000	255.543.100	0	0	0	0	255.543.100
Ministerio de Salud	0	0	7.800.000	0	0	2 520.000	10.320.000	0	0	0	0	10.320.000
Ministerio de Desarrollo Social	10.100.000	0	966.750.000	1.765.000	60.000.000	0	1.038.615.000	0	0	0	0	1.038.615.000
Servicio de la Deuda Pública	1.344.000.000	0	0	0	0	0	1.344.000.000	0	0	0	0	1.344.000.000
Recursos del Tesoro Nacional	613.901.508.037	0	4.844.801.709	13 858.000	68.823.801.929	764.000.000	688.337.969.675	1.069.000	0	0	1 069 000	688.339.038.675
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	656 044 144 826	5 041.747 000	14.587.881.289	4.553.308.450	68.886.431.929	968.468.619	750.081.979.112	1.119.000	33 195.372	220 914.000	255 228.372	750.337.207.484







H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
76/.

27 1 98

TITULO II
Planilla Nº 6
Anexa al Título II

ADMINISTRACION CENTRAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
JURISDICCION, SUBJURISDICCION	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGAN SM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	
Presidencia de la Nación	0	685.039.001	0	685 039 001	0	3.438.000	0	3.438.000	688.477.001
Secretaría General	0	685.039.001	0	685.039.001	0	3.438.000	0	3.438.000	688.477.001
Jefatura de Gabinete de Ministros	0	202.096.324	0	202.096.324	0	13.000.000	0	13.000.000	215.096 324
Ministerio del Interior y Transporte	0	4.766.688.431	0	4.766.688.431	0	99.421.743	0	99.421.743	4.866.110 174
Ministerio de Justicia y Derechos Humanos	0	249.074.250	0	249.074.250	0	10.461.000	0	10.461.000	259.535.250
Ministerio de Justicia y Derechos Humanos	0	249.074 250	0	249.074.250	0	10.461.000	0	10.461.000	259.535.250
Ministerio de Defensa	0	1.684.866 875	0	1.684.866.875	0	38.033.125	0	38.033 125	1.722.900.000
Ministerio de Defensa	0	1.684.866.875	0	1.684.866.875	0	38.033.125	0	38.033 125	1.722.900.000
Ministerio de Economía y Finanzas Públicas	0	279.342.000	0	279.342.000	0	1.150.000	0	1.150.000	280.492.000
Ministerio de Industria	0	982.216.000	0	982.216.000	0	3.785.000	0	3.785.000	986.001.000
Ministerio de Agricultura, Ganadería y Pesca	20 000 000	1.657.781.346	0	1 677.781.346	0	233.370.000	0	233.370.000	1.911.151.346
Ministerio de Turismo	0	708.102.597	0	708 102 597	0	130.043.304	0	130.043.304	838.145.901
Ministerio de Planificación Federal, Inversión Pública y Servicios	107.200 000	5.671.004.696	0	5 778 204 696	0	27.500.985.640	0	27.500.985 640	33 279 190 336
Ministerio de Educación	0	241.409.841	0	241 409 841	0	18 921.000	0	18.921.000	260.330.841
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	6.704.10[illegible].659	0	6.704.101.659	0	171.649.000	0	171.649.000	6.875.750.659
Ministerio de Cultura	0	564.137.836	0	564.137.836	0	42 057.000	0	42.057.000	606.194.836
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	135 772 378 000	135.772.378.000	0	0	2.110 822.000	2.110.822.000	137.883.200.000
Ministerio de Salud	0	4.175.093.488	0	4.175.098.488	0	190.305.799	0	190.305.799	4.365.404.287
Ministerio de Desarrollo Social	0	854.173.480	0	854.170.480	0	58.050.520	0	58.050.520	912.221.000
Obligaciones a Cargo del Tesoro	0	959 074 000	0	959.074.000	0	13.980.000	0	13.980.000	973.054.000
TOTAL	127.200.000	30.384 203.824	135.772.378.000	166 283 781.824	0	28 528 651.131	2.110.822.000	30.639.473.131	196.923.254.955





27 1 98


H. SENADO DE LA NACION
FOLIO
115
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
77/.

TITULO II
Planilla Nº 7
Anexa al Título II

ADMINISTRACION CENTRAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
JURISDICCION, SUBJURISDICCION	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMIN STR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Ministerio Público	0	0	9.703.999	9.703.999	0	0	0	0	9.703.999
Ministerio del Interior y Transporte	0	10.613.000	0	10.613.000	0	0	0	0	10.613.000
Ministerio de Justicia y Derechos Humanos	0	0	2.157.038.000	2.157.038.000	0	0	0	0	2.157.038.000
Servicio Penitenciario Federal	0	0	2.157.038.000	2.157.038.000	0	0	0	0	2.157.038.000
Ministerio de Seguridad	0	0	135.247.000	135.247.000	0	0	0	0	135.247.000
Prefectura Naval Argentina	0	0	135.247.000	135.247.000	0	0	0	0	135.247.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	0	8.000.000	0	8.000.000	0	0	0	0	8.000.000
Ministerio de Cultura	0	0	6.780.000	6.780.000	0	0	0	0	6.780.000
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	2.606.399.000	2.606.399.000	0	0	0	0	2.606.399.000
Ministerio de Salud	0	28.301.000	2.181.100.000	2.209.401.000	0	0	0	0	2.209.401.000
Ministerio de Desarrollo Social	0	0	70.521.300.000	70.521.300.000	0	0	0	0	70.521.300.000
Recursos del Tesoro Nacional	127.200.000	610.792.000	0	737.992.000	0	0	0	0	737.992.000
TOTAL	127.200.000	657.706.000	77.617.567.999	78.402.473.999	0	0	0	0	78.402.473.999


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


DIPUTADOS DE LA NACION



H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
78/.

TITULO II
Planilla Nº 8
Anexa al Título II

ADMINISTRACION CENTRAL
FUENTES FINANCIERAS
(en pesos)

CARACTER ECONOMICO / JURISDICCION, SUBJURISDICCION	DISMINUCION DE LA INVERSION FINANCIERA	ENDEUD. PUBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Jefatura de Gabinete de Ministros	0	1.310.613.000	0	1.310.613.000
Ministerio del Interior y Transporte	0	12.578.729.000	0	12.578.729.000
Ministerio de Relaciones Exteriores y Culto	0	67.313.000	0	67.313.000
Ministerio de Seguridad	0	71.368.000	0	71.368.000
Ministerio de Seguridad	0	71.368.000	0	71.368.000
Ministerio de Defensa	89.594.000	0	0	89.594.000
Estado Mayor Conjunto de las Fuerzas Armadas	89.594.000	0	0	89.594.000
Ministerio de Economía y Finanzas Públicas	909.090	627.862.583	0	628.771.673
Ministerio de Industria	0	157.660.000	0	157.660.000
Ministerio de Agricultura, Ganadería y Pesca	0	2.284.577.400	0	2.284.577.400
Ministerio de Turismo	0	340.787.901	0	340.787.901
Ministerio de Planificación Federal, Inversión Pública y Servicios	87.060.211	32.194.913.072	0	32.281.973.283
Ministerio de Educación	0	446.362.000	0	446.362.000
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	733.998.000	0	733.998.000
Ministerio de Cultura	0	33.747.000	0	33.747.000
Ministerio de Trabajo, Empleo y Seguridad Social	0	874.799.000	0	874.799.000
Ministerio de Salud	0	2.750.630.344	0	2.750.630.344
Servicio de la Deuda Pública	0	912.029.279.051	0	912.029.279.051
Recursos del Tesoro Nacional	8.598.304.000	0	0	8.598.304.000
TOTAL	8.775.867.301	966.502.639.351	0	975.278.506.652






H. SENADO DE LA NACION
FOLIO
117
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
79/.

TITULO II
Planilla Nº 9
Anexa al Título II

ADMINISTRACION CENTRAL
APLICACIONES FINANCIERAS
(en pesos)

CARACTER ECONOMICO / JURISDICCION, SUBJURISDICCION	INVERSION FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCION DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Poder Legislativo Nacional	6.870.000	0	0	6.870.000
Poder Judicial de la Nación	3.157.477.917	0	0	3.157.477.917
Ministerio Público	715.543.370	0	0	715.543.370
Ministerio del Interior y Transporte	25.755.659.225	0	0	25.755.659.225
Ministerio de Relaciones Exteriores y Culto	4.654.860	0	0	4.654.860
Ministerio de Justicia y Derechos Humanos	0	50.000.000	0	50.000.000
Servicio Penitenciario Federal	0	50.000.000	0	50.000.000
Ministerio de Seguridad	165.630.000	770.245.000	558.960.000	1.494.835.000
Ministerio de Seguridad	0	0	558.960.000	558.960.000
Policía Federal Argentina	0	388.477.000	0	388.477.000
Gendarmería Nacional	0	303.768.000	0	303.768.000
Prefectura Naval Argentina	165.630.000	78.000.000	0	243.630.000
Ministerio de Defensa	528.511.000	0	979.197.000	1.507.708.000
Ministerio de Defensa	527.080.000	0	979.197.000	1.506.277.000
Estado Mayor General del Ejército	1.431.000	0	0	1.431.000
Ministerio de Economía y Finanzas Públicas	1.180.315.000	74.312.892	0	1.254.627.892
Ministerio de Industria	0	0	1.700.000	1.700.000
Ministerio de Agricultura, Ganadería y Pesca	687.689.400	0	61.622.000	749.311.400
Ministerio de Turismo	56.264.000	0	0	56.264.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	31.159.485.762	8.808.000.000	3.288.769.000	43.256.254.762
Ministerio de Cultura	7.386.950	0	0	7.386.950
Ministerio de Trabajo, Empleo y Seguridad Social	47.293.100	0	251.000.000	298.293.100
Servicio de la Deuda Pública	2.349.000.000	670.598.408.000	0	672.947.408.000
Obligaciones a Cargo del Tesoro	16.660.400.000	23.454.342.000	0	40.114.742.000
TOTAL	82.482.180.584	703.755.307.892	5.141.248.000	791.378.736.476


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA



H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
80/.

TITULO III
Planilla Nº 1A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCION, ENTIDAD	ADMINISTRACION GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONOMICOS	DEUDA PUBLICA	GASTOS FIGURATIVOS	TOTAL
Poder Legislativo Nacional	995.054.000	0	0	0	0	0	995.054.000
Auditoria General de la Nación	995.054.000	0	0	0	0	0	995.054.000
Presidencia de la Nación	535.743.000	0	0	2 824 459 001	0	537.215 000	3.897.417.001
Sindicatura General de la Nación	535.743.000	0	0	0	0	0	535 743 000
Autoridad Regulatoria Nuclear	0	0	0	349 232 001	0	4 516 000	353.748 001
Autoridad Federal de Servicios de Comunicación Audiovisual	0	0	0	734.471.000	0	0	734.471 000
Autoridad Federal de Tecnologías de la Información y las Comunicaciones	0	0	0	1 740 756 000	0	532 699 000	2.273.455 000
Jefatura de Gabinete de Ministros	218 456.324	0	0	0	0	0	218.456.324
Agencia de Administración de Bienes del Estado	218 456 324	0	0	0	0	0	218.456.324
Ministerio del Interior y Transporte	4.145 720.654	492.592 788	0	3 429 062 586	0	10 613 000	8.077.989.028
Registro Nacional de las Personas	2.452.626.999	0	0	0	0	0	2.452.626.999
Dirección Nacional de Migraciones	1.693.093.655	0	0	0	0	10 000 000	1.703.093.655
Agencia Nacional de Seguridad Vial	0	492.592.788	0	0	0	0	492.592.788
Comisión Nacional de Regulación del Transporte	0	0	0	502.641.000	0	613 000	503.254.000
Organismo Regulador del Sistema Nacional de Aeropuertos	0	0	0	273.738.000	0	0	273.738.000
Administración Nacional de Aviación Civil	0	0	0	2.553.161.066	0	0	2.553.161.066
Junta de Investigación de Accidentes de Aviación Civil	0	0	0	99.522.520	0	0	99.522.520
Ministerio de Justicia y Derechos Humanos	260 155 250	0	0	0	0	0	260.155.250
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	123 707.705	0	0	0	0	0	123.707.705
Centro Internacional para la Promoción de los Derechos Humanos	22 927 785	0	0	0	0	0	22 927.785
Unidad de Información Financiera	113 519.760	0	0	0	0	0	113.519.760
Ministerio de Defensa	0	0	164.497.000	2 765 490 365	0	0	2.929.987.365
Instituto Geográfico Nacional	0	0	164.497.000	0	0	0	164.497.000
Dirección General de Fabricaciones Militares	0	0	0	2 455.870.000	0	0	2.455.870.000
Servicio Meteorológico Nacional	0	0	0	309.620.365	0	0	309.620.365
Ministerio de Economía y Finanzas Públicas	127.912 000	0	0	589.052.000	0	53 333 000	770.297.000
Comisión Nacional de Valores	0	0	0	170.557.000	0	0	170.557.000
Superintendencia de Seguros de la Nación	0	0	0	418.495.000	0	53 333 000	471.828.000
Tribunal Fiscal de la Nación	127 912 000	0	0	0	0	0	127.912.000
Ministerio de Industria	0	0	1.307.221 000	207.455 000	200.000	1.474.000	1.516.350.000
Instituto Nacional de Tecnología Industrial	0	0	1.307.221.000	0	200.000	0	1.307.421.000






H. SENADO DE LA NACIÓN
FOLIO
119
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
81/.

TITULO III
Planilla Nº 1A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCION, ENTIDAD	ADMINISTRACION GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONOMICOS	DEUDA PUBLICA	GASTOS FIGURATIVOS	TOTAL
nstituto Nacional de la Propiedad Industrial	0	0	0	207.455.000	0	1 474 000	208.929.000
Ministerio de Agricultura, Ganadería y Pesca	0	0	4.374.382.346	4.111.520.720	25.211.000	0	8.511.114.066
Instituto Nacional de Tecnología Agropecuaria	0	0	4.374.382.346	0	394.000	0	4.374.776.346
Instituto Nacional de Investigación y Desarrollo Pesquero	0	0	0	404.144 000	0	0	404.144.000
Instituto Nacional de Vitivinicultura	0	0	0	312.414.000	2 384 000	0	314.798.000
Instituto Nacional de Semillas	0	0	0	119.847.000	0	0	119.847.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	0	0	0	3 275.115.720	22 433 000	0	3.297.548.720
Ministerio de Turismo	0	0	62.562.521	1.710.182.479	0	12 748 000	1.785.493.000
Administración de Parques Nacionales	0	0	62.562.521	1.077.746.479	0	0	1.140.309.000
Instituto Nacional de Promoción Turística	0	0	0	632.436.000	0	12.748.000	645.184.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	46 437 000	0	10 678 177.776	26.576.365.853	138 186 000	15.042.000	37.454.208.629
Comisión Nacional de Energía Atómica	0	0	3.764.203.000	137.559.000	0	0	3 901.762.000
Comisión Nacional de Actividades Espaciales	0	0	1.863.241.000	0	0	0	1.863.241.000
Instituto Nacional del Agua	0	0	180.172.000	0	0	0	180.172.000
Dirección Nacional de Vialidad	0	0	0	25 582 575 000	110.504.000	8 000 000	25.701.079.000
Tribunal de Tasaciones de la Nación	46 437.000	0	0	0	0	0	46.437.000
Ente Nacional de Obras Hídricas de Saneamiento	0	0	4.642.064.776	0	27 682.000	0	4.669.746.776
Servicio Geológico Minero Argentino	0	0	228.497 000	2.000.000	0	0	230.497.000
Ente Nacional Regulador del Gas	0	0	0	486.519.622	0	3.000.000	489.519.622
Ente Nacional Regulador de la Electricidad	0	0	0	286.228.698	0	4.042.000	290.270.698
Organismo Regulador de Seguridad de Presas	0	0	0	81.483.533	0	0	81.483.533
Ministerio de Educación	0	0	260.489.841	0	0	0	260.489.841
Fundación Miguel Lillo	0	0	159.346.970	0	0	0	159.346.970
Comisión Nacional de Evaluación y Acreditación Universitaria	0	0	101.142 871	0	0	0	101.142 871
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	0	6 882.750 659	0	0	0	6 882 750 659
Consejo Nacional de Investigaciones Científicas y Técnicas	0	0	6 882 750 659	0	0	0	6 882.750 659
Ministerio de Cultura	0	0	826.218 240	0	0	3.496 000	829 714 240
Teatro Nacional Cervantes	0	0	193.777.289	0	0	0	193 777 289
Biblioteca Nacional	0	0	417.176.547	0	0	0	417.176.547
Instituto Nacional del Teatro	0	0	155.691.319	0	0	3 496 000	159.187.319
Fondo Nacional de las Artes	0	0	59.573.085	0	0	0	59 573 085


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN
PRESIDENCIA

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
82/.

TITULO III
Planilla Nº 1A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCION, ENTIDAD	ADMINISTRACION GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONOMICOS	DEUDA PUBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	311.385.990	0	0	0	311.385.990
Superintendencia de Riesgos del Trabajo	0	0	311.385.990	0	0	0	311.385.990
Ministerio de Salud	0	0	9.733.110.416	0	540 000	28 301 000	9.761.951.416
Centro Nacional de Reeducación Social	0	0	187.193 355	0	0	0	187.193.355
Hospital Nacional Dr. Baldomero Sommer	0	0	545.618 000	0	0	0	545.618.000
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	0	0	569.447.129	0	40 000	0	569.487.129
Instituto Nacional Central Único Coordinador de Ablación e Implante	0	0	138.192 000	0	0	320 000	138 512 000
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	0	0	519 402 691	0	0	0	519.402 691
Hospital Nacional Profesor Alejandro Posadas	0	0	2.178 512.000	0	0	0	2.178.512.000
Colonia Nacional Dr. Manuel A. Montes de Oca	0	0	452 259 453	0	0	6.000.000	458.259.453
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	0	0	161 242 443	0	0	1.620.000	162.862.443
Servicio Nacional de Rehabilitación	0	0	222.189.345	0	0	6.000	222.195.345
Superintendencia de Servicios de Salud	0	0	4.759.054.000	0	500 000	20.355.000	4.779.909.000
Ministerio de Desarrollo Social	0	0	1.224.566.000	0	0	0	1.224.566.000
Instituto Nacional de Asociativismo y Economía Social (INAES)	0	0	1.061.157.000	0	0	0	1.061.157.000
Instituto Nacional de Asuntos Indígenas	0	0	163.409.000	0	0	0	163.409.000
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	8.329 478 228	492.592 788	35.825.381.789	42.213 588 004	164.137.000	662 222 000	85.687.379.809





27 198


H. SENADO DE LA NACIÓN
FOLIO
121
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
83/.

TITULO III
Planilla Nº 2A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD Y POR CARACTER ECONOMICO
(en pesos)

CARACTER ECONOMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERSION	TRANSF.	INVERSION	TOTAL	
JURISDICCION, SUBJURISDICCION	REMUN.	OTROS G C.	TOTAL	LA PROPIED.	SEG SOCIAL	D RECTOS	CORRIENTES		REAL.DIREC.	DE CAPITAL	FINANCIERA		
Poder Legislativo Nacional	[illegible]	32.067.500	979.204.500	465.000	0	728.500	[illegible]	[illegible]	[illegible]	0	0	13.980.000	995.054.000
Auditoría General de la Nación	947.137.000	32.067.500	979.204.500	465.000	0	728.500	678 000	981.074.000	13.980.000	0	0	13.980.000	995.054.000
Presidencia de la Nación	1.830.287.869	377.215.079	2.407.502.948	0	0	1.015.332	128 335.622	2.536.853.902	69.152.099	754 196 000	0	823.348.099	3.360.202.001
Sindicatura General de la Nación	495.064.000	33.079.000	528.143.000	0	0	600 000	0	528.743.000	7.000.000	0	0	7.000.000	535.743.000
Autoridad Regulatoria Nuclear	208.695.001	112.454.000	321.149.001	0	0	0	11.947.000	333.096.001	16.136.000	0	0	16.136.000	349.232.001
Autoridad Federal de Servicios de Comunicación Audiovisual	514.449.000	81.940.378	596.389.378	0	0	0	115.466.622	711.856.000	2.615.000	20 000 000	0	22.615.000	734.471.000
Autoridad Federal de Tecnologías de la Información y las Comunicaciones	612 079 888	349 741 701	961 821 589	0	0	4[illegible]5 332	922.000	963 158 901	43.401 099	734 196 000	0	777.597 099	1.740 756.000
Jefatura de Gabinete de Ministros	133.057.324	68.724.900	201.782.224	0	0	3.674.100	0	205.456.324	13.000.000	0	0	13.000.000	218.456.324
Agencia de Administración de Bienes del Estado	133.057.324	68.724.900	201.782.224	0	0	3.674.100	0	205.456.324	13.000.000	0	0	13.000.000	218.456.324
Ministerio del Interior y Transporte	4.994.070.300	2.244.157 695	7.238.227.995	0	0	683 290	187 872 000	7.426.783.285	617.692.743	22 900 000	0	640.592.743	8.067.376.028
Registro Nacional de las Personas	1.012.093.588	1.412.993.411	2.425.086.999	0	0	0	0	2.425.086.999	27.540.000	0	0	27.540.000	2.452.626.999
Dirección Nacional de Migraciones	1.367.361.938	269.629.427	1.636.991.365	0	0	383.290	15.050.000	1.652.424.655	40.669.000	0	0	40.669.000	1.693.093.655
Agencia Nacional de Seguridad Vial	202.274.066	237.387.722	439.661.788	0	0	0	30.931.000	470.592.788	17.000.000	5.000.000	0	22.000.000	492.592.788
Comisión Nacional de Regulación del Transporte	400.826.000	94.338.000	495 164 000	0	0	0	0	495.164.000	7.477.000	0	0	7.477.000	502.641.000
Organismo Regulador del Sistema Nacional de Aeropuertos	155 730.000	29.953 000	185 683 000	0	0	300 000	85 727 000	271.710 000	2 028 000	0	0	2 028 000	273 738 000
Administración Nacional de Aviación Civil	1.820.219 000	145 804 066	1 966 023.066	0	0	0	47.764 000	2.0[illegible]3 787 066	521 474 000	17 900 000	0	539 374 000	2 553 161 066
Junta de Investigación de Accidentes de Aviación Civil	35 563 708	54 054 069	89 617 777	0	0	0	8 400 000	98 017 777	1 504 743	0	0	1 504 743	99 522 520
Ministerio de Justicia y Derechos Humanos	152 399 250	65.980 5[illegible]7	218 379.787	0	0	500.483	30 814 000	249 694.250	10 461 000	0	0	10 461 000	260.155 250
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	64.630 705	30 527 5[illegible]7	95 158 222	0	0	31 483	26.825 000	121 814 705	1 893 000	0	0	1 893 000	123 707.705
Centro Internacional para la Promoción de los Derechos Humanos	11 529 785	10 667 000	22 196 785	0	[illegible]	0	100 000	22.296 785	631.000	0	0	631 000	22 927.785
Unidad de Información Financiera	76.238.760	24.786.000	101.024.760	0	0	469.000	4.069.000	105.562.760	7 937.000	0	0	7.937.000	113.519.760
Ministerio de Defensa	1.430.468.000	976.282.843	2.406.750.843	0	0	545.581	10.706.658	2.418.006.082	511 981 283	0	0	511.981.283	2.929.987.365
Instituto Geográfico Nacional	95.493.000	39.222.421	134.715.421	0	0	0	3.074.954	137.790.375	26 706 625	0	0	26.706.625	164.497.000


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN


H. SENADO DE LA NACION
FOLIO
122
MESA DE ENTRADAS

27 198

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
84/.

TITULO III
Planilla Nº 2A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD Y POR CARACTER ECONOMICO
(en pesos)

CARACTER ECONOMICO / JURISDICCION, SUBJURISDICCION	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERSION REAL DIREC.	TRANSF. DE CAPITAL	INVERSION FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Dirección General de Fabricaciones Militares	[illegible]	875 804 419	2.018 889 419	0	0	548.581	0	[illegible]	[illegible]	0	0	436 432.000	2 455 870 000
Servicio Meteorológico Naciona	191.910.000	61.236.003	253.146.003	0	0	0	7.631.704	260.777.707	48 642 658	0	0	48.642.658	309.620.365
Ministerio de Economía y Finanzas Públicas	591.376.000	110.873.000	702.249.000	0	0	0	565.000	702.814.000	14 150 000	0	0	14.150.000	716.964.000
Comisión Nacional de Valores	137.798.000	27.525.000	165.323.000	0	0	0	234.000	165.557.000	5.000.000	0	0	5.000.000	170.557.000
Superintendencia de Seguros de la Nación	329.134.000	81.055.000	410.189.000	0	0	0	306.000	410.495.000	8.000.000	0	0	8.000.000	418.495.000
Tribunal Fiscal de la Nación	124.444.000	2.293.000	126.737.000	0	0	0	25.000	126.762.000	1.150.000	0	0	1.150.000	127.912.000
Ministerio de Industria	519.116.000	55.676.115	574.792.115	4.400.000	0	585.685	651.705.000	1.431.583.000	30.343.000	52.950.000	0	83.293.000	1.514.876.000
Instituto Nacional de Tecnología Industrial	360.282.000	25.031.115	385.313.115	4.400.000	0	35.685	647.589.000	1.237.338.000	17.133.000	52.950.000	0	70.083.000	1.307.421.000
Instituto Naciona de la Propiedad Industrial	158.834 000	30.645 000	189 479 000	0	0	650 000	4.116 000	194 245 000	13.210 000	0	0	13 210.000	207 455 000
Ministerio de Agricultura, Ganadería y Pesca	6 066 912.343	1 580 713 317	7 647 625 660	24 913 508	0	259 900	154 476 000	7 827 275 068	683 839 000	0	0	683 839 000	8 511.114 068
Instituto Nacional de Tecnología Agropecuaria	3.299 023.343	544 498 597	3 843 521.940	752.508	0	257 900	145 945 000	3 990 477 348	384 299 000	0	0	384.299 000	4.374.776 348
Instituto Nacional de Investigación y Desarrollo Pesquero	155 041 000	50 976 000	206 017.000	0	0	0	681 000	206 698 000	197 446 000	0	0	197 446 000	404 144 000
Instituto Nacional de Vitivinicultura	232.593.000	60.891.000	293.484.000	2 384 000	0	0	1.685.000	297.553.000	17.245.000	0	0	17.245.000	314.798.000
Instituto Nacional de Semillas	54.756.000	63.435.000	118.191 000	0	0	2 000	1.165.000	119.358.000	489.000	0	0	489.000	119.847.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	2.325.499.000	860.912.720	3 186.411.720	21.777.000	0	0	6.000.000	3.213.188.720	84.360.000	0	0	84.360.000	3.297.548.720
Ministerio de Turismo	693.494 752	775.710.823	1.469.205.575	0	52.788.000	293 123	11.038.000	1.533.320.698	239.424.302	0	0	239.424.302	1.772.745.000
Administración de Parques Nacionales	666.233.999	171.535.576	837.769.575	0	52.788.000	293 123	11.038.000	901.884.698	238.424.302	0	0	238.424.302	1.140.309.000
Instituto Nacional de Promoción Turística	27.260.753	604.175.247	631.436.000	0	0	0	0	631.436.000	1.000.000	0	0	1.000.000	632.436.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	4 898 241.129	[illegible]400.577 036	6 298 818.165	140 385 000	0	3.477 822	178 715 502	6 621 396 489	23 692.425.213	7.124 194 927	1 150 000	30 817.770 140	37 439.186 629
Comisión Nacional de Energía Atómica	1.359.569.000	702.214.024	2.061.783.024	150.000	0	1.362.200	122.373.502	2.185.668.726	1.212.152.274	503.941.000	0	1.716.093.274	3.901.762.000
Comisión Nacional de Actividades Especiales	144.504.000	134.500.000	279.004.000	5.500.000	0	0	8.990.000	293.494.000	1.588.097.000	2.500.000	1.150 000	1.589.747.000	1.883.241.000
Instituto Nacional del Agua	148.641.000	19 328 000	167 969 000	0	0	100 000	4 653 000	172 722 000	7.450 000	0	0	7.450 000	180 172 000


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION

TITULO III
Planilla Nº 2A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD Y POR CARACTER ECONOMICO
(en pesos)

CARACTER ECONOMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERSION REAL D REC	TRANSF. DE CAPITAL	INVERSION F NANC ERA	TOTAL	
JURISDICCION, SUBJURISDICCION	REMUN.	OTROS G C.	TOTAL										
Dirección Nacional de Vialidad	[illegible]	331.428.378	2.58[illegible].806 378	110 504 000	0	1 893 622	35 0[illegible]7 000	[illegible]	[illegible]	2 965 085 000	0	22 963 8[illegible]	25.893.079.000
Tribunal de Tasaciones de la Nación	42.137.000	3.500.000	45 637 000	0	0	0	0	45.637.000	800.000	0	0	800.000	46.437.000
Ente Nacional de Obras Hídricas de Saneamiento	84.785.278	33.165.000	117.950.278	24 231 000	0	0	3 850 000	148.031.278	871.817.573	3 651 897.927	0	4.523.715.500	4.669.746.778
Servicio Geológico Minero Argentino	191.038.000	21.659.634	212.697.634	0	0	25 000	1.912.000	214.834.634	15.091.366	771 000	0	15.862.366	230.497.000
Ente Nacional Regulador del Gas	392.056.622	81.149.000	473.205.622	0	0	0	540.000	473.745.622	12.774.000	0	0	12.774.000	486.519.622
Ente Nacional Regulador de la Electricidad	228.623.698	52.745.000	281.368.698	0	0	0	1.380.000	282.748 698	3.480.000	0	0	3.480.000	286.228.698
Organismo Regulador de Seguridad de Presas	56 508 533	20 888 000	77 396 533	0	0	97 000	0	77 493 533	3.990 000	0	0	3 990 000	81 483 533
Ministerio de Educación	183.580.842	57.481.999	241.062.841	0	0	0	506 000	241.568.841	18.921.000	0	0	18.921.000	260.489.841
Fundación Miguel Lillo	128.838.970	14.849.000	143.687.970	0	0	0	0	143.687.970	15.659.000	0	0	15.659.000	159.346.970
Comisión Nacional de Evaluación y Acreditación Universitaria	54 741 872	42.632.999	97.374 871	0	0	0	506 000	97.880.871	3.262.000	0	0	3.262.000	101.142.871
Ministerio de Ciencia, Tecnología e Innovación Productiva	4 652.324 001	1 702 180 658	6 354 504 659	0	0	0	355 097.000	6.709 601 659	1 633 000	171 516 000	0	173 149 000	6 882 750 659
Consejo Nacional de Investigaciones Científicas y Técnicas	4 652.324 001	1.702 180 658	6 354 504 659	0	0	0	355 097 000	6 709 601 659	1 633.000	171.516 000	0	173 149 000	6 882.750 659
Ministerio de Cultura	435.662.155	241.280.000	676.942.155	0	0	0	83 714 000	760.656.155	43.879.085	17 090 000	4.593.000	65.562.085	826.218.240
Teatro Nacional Cervantes	98.008.289	76.069.000	174.077.289	0	0	0	0	174.077.289	19.700.000	0	0	19.700.000	193.777.289
Biblioteca Nacional	260.290.547	124.681.000	384.971.547	0	0	0	9.848.000	394.819.547	22.274.000	83.000	0	22.357.000	417.176.547
Instituto Nacional del Teatro	48.925.319	23.215.000	72.140.319	0	0	0	67.695.000	139.835.319	1.300.000	14.556.000	0	15.856.000	155.691.319
Fondo Nacional de las Artes	28.438.000	17.315.000	45.753.000	0	0	0	6.171.000	51.924.000	605.085	2.451.000	4 593 000	7.649.085	59.573.085
Ministerio de Trabajo, Empleo y Seguridad Social	255.686.999	47.091.991	302.756.990	0	0	0	377.000	303.135.990	8.250.000	0	0	8.250.000	311.385.990
Superintendencia de Riesgos del Trabajo	255 686 999	47 09[illegible] 991	302 756 990	0	0	0	377 000	303 135 990	8 250 000	0	0	8 250 000	311 385 990
Ministerio de Salud	3.977.154.704	1.427.271.753	5.404.426.457	588 616	0	602.044	4.055.345.000	9 460 960.117	272.690.299	0	0	272.690.299	9.733 650 416
Centro Nacional de Reeducación Social	126.009.347	32.698.000	158.707.347	0	0	0	1.040.000	159.747.347	27.446.008	0	0	27.446.008	187.193.355
Hospital Nacional Dr. Baldomero Sommer	353.708.000	166.479.000	520.187.000	0	0	0	0	520.187.000	25.431.000	0	0	25.431.000	545.618.000
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	436 549 210	[illegible]7 984 419	554 533 629	40 000	0	195 000	0	554.768 629	14 718 500	0	0	14 718 500	569 487 129


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA

27 1 98


H. SENADO DE LA NACION
FOLIO
124
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
86/.

TITULO III
Planilla Nº 2A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD Y POR CARACTER ECONOMICO
(en pesos)

CARACTER ECONOMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERSION	TRANSF.	INVERSION	TOTAL	
JURISDICCION, SUBJURISDICCION	REMUN.	OTROS G.C.	TOTAL	LA PROP.ED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC.	DE CAPITAL	FINANCIERA		
Instituto Nacional Central Único Coordinador de Ablación e Implante	72 386 000	33.222 000	105 608 000	0	0	0	29 960 000	135 568 000	2 624 000	0	0	2 624 000	138 192 000
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	357 013 666	110.237 277	487.250 943	0	0	344.400	2.112 000	489 707 343	49 695 348	0	0	49 695 348	519 402.691
Hospital Nacional Profesor Alejandro Posadas	1 677 919 000	443.058 000	2 120 975 000	2 000	0	0	0	2 120 977 000	57 535 000	0	0	57.535 000	2.178 512.000
Colonia Nacional Dr. Manuel A. Montes de Oca	240 313 136	189 695 317	430 008 453	0	0	0	3.151.000	433 159 453	19 100 000	0	0	19 100 000	452.259.453
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	108 972 000	43 861 000	152 833 000	0	0	0	0	152 833 000	8.409 443	0	0	8 409 443	161.242 443
Servicio Nacional de Rehabilitación	124.159.345	91.130 000	215.289.345	0	0	0	4.500.000	219.789.345	2.400.000	0	0	2.400.000	222.189.345
Superintendencia de Servicios de Salud	480.125 000	198.908.740	679.033.740	544 616	0	62 644	4.014.562.000	4.694.223.000	65.331.000	0	0	65.331.000	4.759.554.000
Ministerio de Desarrollo Social	262.090.851	104.194.000	366 284.851	0	0	0	758.905.629	1.125.190.480	6.510.000	34.065.520	58.800.000	99.375.520	1.224.566.000
Instituto Nacional de Asociativismo y Economía Social (INAES)	215.826.851	75.815.000	291 641.851	0	0	0	670.349.629	961.991.480	6.300.000	34.065.520	58.800.000	99.165.520	1.061.157.000
Instituto Nacional de Asuntos Indígenas	46.264.000	28.379.000	74.643.000	0	0	0	88.556.000	163.199.000	210 000	0	0	210 000	163.409.000
TOTAL	32.023.049.519	11.467.469.226	43.490.518.745	170 750 122	52.786 000	12.469 080	6.808.846.411	50.535.370.338	26 249 332 024	8 176 912 447	64.643 000	34.489 787 471	85.025.157.809


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA



H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
87/.

TITULO III
Planilla Nº 3A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL
JURISDICCION, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECIFICA	TRANSF. INTERNAS	CREDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CREDITO EXTERNO	SUBTOTAL	GENERAL
Poder Legislativo Nacional	973.054.000	22.000.000	0	0	0	995.054.000	0	0	0	995.054.000
Auditoría General de la Nación	973.054.000	22.000.000	0	0	0	995.054.000	0	0	0	995.054.000
Presidencia de la Nación	688.477.001	3.025.322.000	0	0	0	3.713.799.001	3 637 000	179 981 000	183 618 000	3.897.417.001
Sindicatura General de la Nación	458.725.000	79.018.000	0	0	0	535.743.000	0	0	0	535.743.000
Autoridad Regulatoria Nuclear	231.752.001	118.359.000	0	0	0	350.111.001	3 637.000	0	3 637.000	353.748.001
Autoridad Federal de Servicios de Comunicación Audiovisual	0	734.471.000	0	0	0	734.471.000	0	0	0	734.471.000
Autoridad Federal de Tecnologías de la Información y las Comunicaciones	0	2.093 474.000	0	0	0	2.093 474 000	0	179 981 000	179 981 000	2 273 455 000
Jefatura de Gabinete de Ministros	215.096.324	3.360.000	0	0	0	218.456.324	0	0	0	218.456.324
Agencia de Administración de Bienes del Estado	215.096.324	3.360.000	0	0	0	218.456.324	0	0	0	218.456.324
Ministerio del Interior y Transporte	4.866.110 174	3.165.102 604	0	0	0	8.031.212.778	0	46.776.250	46.776 250	8.077.989.028
Registro Nacional de las Personas	1.609.950.999	842.676.000	0	0	0	2.452.626.999	0	0	0	2.452.626.999
Dirección Nacional de Migraciones	653 017 655	1.050.076.000	0	0	0	1.703.093.655	0	0	0	1.703.093.655
Agencia Nacional de Seguridad Vial	0	445 816.538	0	0	0	445 816.538	0	46 776.250	46 776 250	492.592.788
Comisión Nacional de Regulación del Transporte	324 957.000	178.297.000	0	0	0	503.254.000	0	0	0	503.254.000
Organismo Regulador del Sistema Nacional de Aeropuertos	273.738.000	0	0	0	0	273.738 000	0	0	0	273.738 000
Administración Nacional de Aviación Civil	1.904.924.000	648.237.066	0	0	0	2 553 161 066	0	0	0	2 553 161.066
Junta de Investigación de Accidentes de Aviación Civil	99.522.520	0	0	0	0	99 522 520	0	0	0	99 522 520
Ministerio de Justicia y Derechos Humanos	259.535.250	620.000	0	0	0	260.155.250	0	0	0	260.155.250
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	123.707.705	0	0	0	0	123.707.705	0	0	0	123.707.705
Centro Internacional para la Promoción de los Derechos Humanos	22 927.785	0	0	0	0	22 927.785	0	0	0	22 927.785
Unidad de Información Financiera	112 899 760	620 000	0	0	0	113 519 760	0	0	0	113 519 760







TITULO III
Planilla Nº 3A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD Y POR FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
JURISDICCION, ENTIDAD	TESORO NAC ONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPEC FICA	TRANSF. INTERNAS	CREDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CREDITO EXTERNO	SUBTOTAL	
Min sterio de Defensa	1.722.900.000	1.207.087.365	0	0	0	2.929.987.365	0	0	0	2.929.987.365
Instituto Geográfico Nacional	161.325.000	3.172.000	0	0	0	164.497.000	0	0	0	164.497.000
Dirección General de Fabricaciones Militares	1.344.536.000	1.111.334.000	0	0	0	2.455.870.000	0	0	0	2.455.870.000
Servicio Meteorológico Nacional	217.039.000	92.581.365	0	0	0	309.620.365	0	0	0	309.620.365
Ministerio de Economía y F nanzas Públicas	280.492.000	489.805.000	0	0	0	770.297.000	0	0	0	770.297.000
Comisión Nacional de Va ores	152.580 000	17.977.000	0	0	0	170.557.000	0	0	0	170.557.000
Superintendencia de Seguros de la Nacion	0	471.828.000	0	0	0	471.828.000	0	0	0	471.828.000
Tribunal Fiscal de la Nación	127.912.000	0	0	0	0	127.912.000	0	0	0	127.912.000
Ministerio de Industria	986.001.000	530 349.000	0	0	0	1.516.350.000	0	0	0	1.516.350.000
Instituto Nacional de Tecno og a Industria	986.001.000	321.420.000	0	0	0	1.307.421.000	0	0	0	1.307.421.000
Instituto Nacional de la Propiedad Industria	0	208.929.000	0	0	0	208.929.000	0	0	0	208.929.000
Ministerio de Agricultura, Ganadería y Pesca	1.747 726 346	6.254.910 720	10 668 000	0	0	8.013.305.066	0	497 809 000	497 809 000	8.511.114.066
Instituto Nacional de Tecno ogía Agropecuaria	953 455 346	3 069 829 000	0	0	0	4 023 284 346	0	351.492 000	351 492 000	4 374 776 346
Instituto Nacional de Invest gación y Desarrollo Pesquero	260 628 000	91 000	10 668 000	0	0	271.387 000	0	132 757.000	132 757 000	404 144 000
Instituto Nacional de Vitivinicultura	240.498.000	74.300.000	0	0	0	314.798.000	0	0	0	314.798.000
Instituto Nacional de Semillas	27.592.000	92.255.000	0	0	0	119.847.000	0	0	0	119.847.000
Servicio Nacional de San dad y Calidad Agroalimentaria	265.553.000	3.018.435.720	0	0	0	3.283.988.720	0	13 560 000	13 560 000	3.297.548.720
Ministerio de Turismo	726.224.000	857.941.000	13.428.000	130.000	0	1.607.723.000	24.596.000	153.174.000	177.770.000	1.785.493.000
Admin stración de Parques Naciona es	726.224.000	222.757.000	13.428.000	130.000	0	962.539.000	24.596.000	153.174.000	177.770.000	1.140.309.000
Instituto Nacional de Promoción Turística	0	645.184.000	0	0	0	645.184.000	0	0	0	645.184.000
M n sterio de Plan ficac ón Federal, Inversión Pública y Servic os	31.959 057 336	963.106.293	2 000 000	2 014 516 000	300 000 000	35.238 679.629	0	2 215 529 000	2 215 529 000	37.454.208.629
Comisión Nacional de Energ a Atóm ca	3.547.485.000	27.388.000	0	4.516.000	300 000 000	3.879.389.000	0	22.373.000	22.373.000	3 901.762.000
Comisión Nacional de Actividades Espaciales	1.598.241.000	2.000.000	0	0	0	1.600.241.000	0	263.000.000	263.000.000	1.863.241.000
nst tuto Nacional del Agua	172.265.000	7.907.000	0	0	0	180 172 000	0	0	0	180 172.000







TITULO III
Planilla Nº 3A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD Y POR FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
JURISDICCION, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECIFICA	TRANSF. INTERNAS	CREDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CREDITO EXTERNO	SUBTOTAL	
Dirección Nacional de Vialidad	22.314.274.000	68.314.000	0	2 010 000.000	0	24.392.588.000	0	1.308 491 000	1 308 491.000	25.701.079.000
Tribunal de Tasaciones de la Nación	42.137.000	4.300.000	0	0	0	46.437.000	0	0	0	46.437.000
Ente Nacional de Obras Hídricas de Saneamiento	3.992.213.800	55.867.976	0	0	0	4.048.081.776	0	621 665 000	621 665 000	4.669.746.776
Servicio Geológico Minero Argentino	224.723 000	3 774 000	2 000 000	0	0	230.497.000	0	0	0	230 497 000
Ente Nacional Regulador del Gas	0	489 519 622	0	0	0	489.519.622	0	0	0	489 519 622
Ente Nacional Regulador de la Electricidad	0	290.270.698	0	0	0	290.270.698	0	0	0	290.270.698
Organismo Regulador de Seguridad de Presas	67 718 536	13.764.997	0	0	0	81.483 533	0	0	0	81.483.533
Ministerio de Educación	260.330.841	159.000	0	0	0	260.489.841	0	0	0	260.489.841
Fundación Miguel Lillo	159.187.970	159.000	0	0	0	159.346.970	0	0	0	159.346.970
Comisión Nacional de Evaluación y Acreditación Universitaria	101.142 871	0	0	0	0	101.142 871	0	0	0	101.142 871
Ministerio de Ciencia, Tecnología e Innovación Productiva	6 875 750 659	7.000 000	0	0	0	6 882.750 659	0	0	0	6 882.750 659
Consejo Nacional de Investigaciones Científicas y Técnicas	6 875.750 659	7 000 000	0	0	0	6 882 750 659	0	0	0	6 882.750 659
Ministerio de Cultura	606.194.836	223.519.404	0	0	0	829 714.240	0	0	0	829 714 240
Teatro Nacional Cervantes	189.877.289	3.900.000	0	0	0	193.777.289	0	0	0	193.777.289
Biblioteca Nacional	416.317.547	859.000	0	0	0	417.176 547	0	0	0	417.176.547
Instituto Nacional del Teatro	0	159 187 319	0	0	0	159.187.319	0	0	0	159.187.319
Fondo Nacional de las Artes	0	59.573.085	0	0	0	59.573.085	0	0	0	59.573.085
Ministerio de Trabajo, Empleo y Seguridad Social	0	311.385.990	0	0	0	311.385.990	0	0	0	311.385.990
Superintendencia de Riesgos del Trabajo	0	311.385.990	0	0	0	311.385.990	0	0	0	311.385.990
Ministerio de Salud	4.365.404.287	5.391.994.129	0	0	0	9.757.398.416	4 553 000	0	4 553 000	9.761.951.416
Centro Nacional de Reeducación Social	187.193.355	0	0	0	0	187.193.355	0	0	0	187.193 355
Hospital Nacional Dr. Baldomero Sommer	491 618 000	54.000.000	0	0	0	545.618.000	0	0	0	545.618 000
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	103 589 000	465.898.129	0	0	0	569.487.129	0	0	0	569.487.129
Instituto Nacional Central Unico Coordinador	125 952.000	12.560 000	0	0	0	138 512 000	0	0	0	138 512 000





H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
90/.

TITULO III
Planilla Nº 3A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD Y POR FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL
JURISDICCION, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECIFICA	TRANSF. INTERNAS	CREDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CREDITO EXTERNO	SUBTOTAL	GENERAL
de Ablación e Implante										
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	513 378 691	1.471.000	0	0	0	514.849 691	4.553 000	0	4 553 000	519 402 691
Hospital Nacional Profesor Alejandro Posadas	2.138 512 000	40 000 000	0	0	0	2 178 512 000	0	0	0	2 178 512 000
Colonia Nacional Dr. Manuel A. Montes de Oca	428 259 453	30.000 000	0	0	0	458 259 453	0	0	0	458 259 453
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	154 738 443	8 124 000	0	0	0	162 862 443	0	0	0	162 862 443
Servicio Nacional de Rehabilitación	222.163 345	32 000	0	0	0	222.195.345	0	0	0	222.195.345
Superintendencia de Servicios de Salud	0	4.779.909.000	0	0	0	4.779.909.000	0	0	0	4.779.909.000
Ministerio de Desarrollo Social	912.221.000	312.345.000	0	0	0	1.224.566.000	0	0	0	1.224.566.000
Instituto Nacional de Asociativismo y Economía Social (INAES)	748.812.000	312.345.000	0	0	0	1.061.157.000	0	0	0	1.061.157.000
Instituto Nacional de Asuntos Indígenas	163.409.000	0	0	0	0	163.409.000	0	0	0	163.409.000
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**57.444.575.054**	**22.776.007.505**	**26 096.000**	**2.014.848 000**	**300.000.000**	**82.561.324.559**	**32.786 000**	**3 093 269 250**	**3 126 055 250**	**85.687.379.809**



27 1 98



H. SENADO DE LA NACION
FOLIO
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MESA DE ENTRADAS

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OD 2388
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TITULO III
Planilla Nº 4A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICION DE LOS RECURSOS POR CARACTER ECONOMICO Y FUENTE DE FINANCIAMIENTO
(en pesos)

CARACTER ECONOMICO	IMPORTE
Ingresos Corrientes	58.464.017.947
Ingresos Tributarios	6.408.545.256
Impuestos Directos	293.569.256
Impuestos Indirectos	6.114.976.000
Aportes y Contribuciones a la Seguridad Social	7.797.290.208
Aportes y Contribuciones a la Seguridad Social	7.797.290.208
Ingresos No Tributarios	11.718.876.264
Tasas	8.668.849.451
Derechos	2.794.366.077
Otros No Tributarios	255.660.736
Ventas de Bienes y Serv. de las Administraciones Públicas	2.021.743.500
Ventas de Bienes y Serv. de las Administraciones Públicas	2.021.743.500
Rentas de la Propiedad	104.532.895
Intereses	91.017.895
Utilidades	13.515.000
Transferencias Corrientes	24.310.000
Del Sector Privado	120.000
Del Sector Externo	24.190.000
Contribuciones Figurativas para Financiaciones Corrientes	30.388.719.824
De la Administración Nacional	30.388.719.824
Recursos de Capital	30.557.155.331
Recursos Propios de Capital	196.200
Venta de Activos	196.200
Transferencias de Capital	2.018.606.000
Del Sector Privado	10.000
Del Sector Público	2.010.000.000
Del Sector Externo	8.596.000
Disminución de la Inversión Financiera	9.702.000
Recuperación de Préstamos de Corto Plazo	2.125.000
Recuperación de Préstamos de Largo Plazo	7.577.000
Contribuciones Figurativas para Financiaciones de Capital	28.528.651.131
De la Administración Nacional	28.528.651.131
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	**89.021.173.278**



CONGRESO LEGISLATIVO DE LA NACION ARGENTINA



H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA


H. SENADO DE LA NACION
FOLIO
130
MESA DE ENTRADAS

27 198

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
92/.

TITULO III
Planilla Nº 5A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARACTER ECONOMICO DE LOS RECURSOS POR JURISDICCION Y ENTIDAD
(en pesos)

CARACTER ECONOMICO / JURISDICCION, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PUBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCION DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Poder Legislativo Nacional	0	0	0	22.000.000	0	0	22.000.000	0	0	0	0	22.000.000
Auditoria General de la Nación	0	0	0	22.000.000	0	0	22.000.000	0	0	0	0	22.000.000
Presidencia de la Nación	825 056 000	0	2.689 510 000	78.156.000	862.000	2 121.000	3.595.705.000	0	1 516 000	0	1.516 000	3.597.221.000
Sindicatura General de la Nación	0	0	0	78.156.000	862.000	0	79.018.000	0	0	0	0	79.018.000
Autoridad Regulatoria Nuclear	0	0	171.822.000	0	0	2.121.000	173.943.000	0	1.516 000	0	1 516 000	175.459.000
Autoridad Federal de Servicios de Comunicación Audiovisual	825 056 000	0	28.588.000	0	0	0	853.644.000	0	0	0	0	853.644.000
Autoridad Federal de Tecnologías de la Información y las Comunicaciones	0	0	2.489.100 000	0	0	0	2 489.100 000	0	0	0	0	2 489 100 000
Jefatura de Gabinete de Ministros	0	0	0	0	3.360.000	0	3.360.000	0	0	0	0	3.360.000
Agencia de Administración de Bienes del Estado	0	0	0	0	3.360.000	0	3.360.000	0	0	0	0	3.360.000
Ministerio del Interior y Transporte	0	0	3.423.203.066	0	0	0	3.423.203.066	0	0	0	0	3.423.203.066
Registro Nacional de las Personas	0	0	842.676.000	0	0	0	842.676.000	0	0	0	0	842.676.000
Dirección Nacional de Migraciones	0	0	1.050.078.000	0	0	0	1.050.078.000	0	0	0	0	1.050.078.000
Agencia Nacional de Seguridad Vial	0	0	659.000.000	0	0	0	659.000.000	0	0	0	0	659.000.000
Comisión Nacional de Regulación del Transporte	0	0	178.297.000	0	0	0	178.297.000	0	0	0	0	178.297.000
Administración Nacional de Aviación Civil	0	0	693 154 066	0	0	0	693 154 066	0	0	0	0	693 154 066
Ministerio de Justicia y Derechos Humanos	0	0	620 000	0	0	0	620 000	0	0	0	0	620 000
Unidad de Información Financiera	0	0	620.000	0	0	0	620.000	0	0	0	0	620.000
Ministerio de Defensa	0	0	92.157.365	1.114.930.000	0	0	1.207.087.365	0	0	0	0	1.207.087.365
Instituto Geográfico Nacional	0	0	1.856.000	1.316.000	0	0	3.172.000	0	0	0	0	3.172.000
Dirección General de Fabricaciones Militares	0	0	0	1.111.334.000	0	0	1.111.334.000	0	0	0	0	1.111.334.000
Servicio Meteorológico Nacional	0	0	90.301.365	2 280 000	0	0	92.581.365	0	0	0	0	92.581.365
Ministerio de Economía y Finanzas Públicas	0	0	1.016.907.080	0	0	0	1.016.907.080	0	0	0	0	1.016.907.080
Comisión Nacional de Valores	0	0	17.977.000	0	0	0	17.977 000	0	0	0	0	17.977.000


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA

27 1 98


H. SENADO DE LA NACION
FOLIO
131
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
93/.

TITULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARACTER ECONOMICO DE LOS RECURSOS POR JURISDICCION Y ENTIDAD
(en pesos)

CARACTER ECONOMICO / JURISDICCION, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PUBLICAS	RENTAS DE LA PROPIEDAD	TRANS CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS DE CAPITAL	DISMINUCION DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Superintendencia de Seguros de la Nación	0	0	998 930 080	0	0	0	998 930 080	0	0	0	0	998 930 080
Ministerio de Industria	320.700.000	0	266 500 000	720.000	0	0	587.920.000	0	0	0	0	587.920.000
Instituto Nacional de Tecnología Industrial	320.700.000	0	0	720.000	0	0	321.420.000	0	0	0	0	321.420.000
Instituto Nacional de la Propiedad Industrial	0	0	266 500 000	0	0	0	266 500 000	0	0	0	0	266 500 000
Ministerio de Agricultura, Ganadería y Pesca	4 081 500 000	0	1 665.259 620	615 891 000	153 900	0	6 362 804 520	196 200	0	0	196 200	6 363 000.720
Instituto Nacional de Tecnología Agropecuaria	3 119 300 000	0	3 181.900	0	153 900	0	3 122 635 800	196 200	0	0	196.200	3 122 832 000
Instituto Nacional de Investigación y Desarrollo Pesquero	0	0	0	91 000	0	0	91 000	0	0	0	0	91.000
Instituto Nacional de Vitivinicultura	0	0	3.300.000	66.000.000	0	0	69 300 000	0	0	0	0	69.300.000
Instituto Nacional de Semillas	0	0	2.684.000	89.571.000	0	0	92.255.000	0	0	0	0	92.255.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	982 200 000	0	1.656.093.720	460.229.000	0	0	3.078.522.720	0	0	0	0	3.078.522.720
Ministerio de Turismo	670 600 000	52.786.000	266.283.000	7.000	0	18.716.000	1.008.392.000	0	6.010.000	0	6 010.000	1.014.402.000
Administración de Parques Nacionales	0	52.786.000	266.283.000	7.000	0	18.716.000	337.792.000	0	6.010.000	0	6.010.000	343.802.000
Instituto Nacional de Promoción Turística	670 600 000	0	0	0	0	0	670 600 000	0	0	0	0	670 600 000
Ministerio de Planificación Federal, Inversión Pública y Servicios	0	0	981.495 448	34 716 500	50 001.435	0	1.066 213 383	0	2 010 000 000	1.577 000	2 011 577 000	3 077 790.383
Comisión Nacional de Energía Atómica	0	0	6.100 000	7.773 000	13 515 000	0	27 388 000	0	0	1 577 000	1 577 000	28 965 000
Comisión Nacional de Actividades Espaciales	0	0	0	2 000 000	0	0	2 000.000	0	0	0	0	2 000 000
Instituto Nacional del Agua	0	0	200.000	7.707.000	0	0	7.907.000	0	0	0	0	7.907.000
Dirección Nacional de Vialidad	0	0	68.314.000	0	0	0	68.314.000	0	2 010 000.000	0	2 010 000 000	2.078.314.000
Tribunal de Tasaciones de la Nación	0	0	4.300.000	0	0	0	4 300 000	0	0	0	0	4.300.000


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA



27198

TITULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARACTER ECONOMICO DE LOS RECURSOS POR JURISDICCION Y ENTIDAD
(en pesos)

CARACTER ECONOMICO / JURISDICCION, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADM. PUBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCION DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Ente Nacional de Obras Hídricas de Saneamiento	0	0	121 036	1 400 000	36 486 435	0	38 007.471	0	0	0	0	38 007.471
Servicio Geológico Minero Argentino	0	0	0	3.774 000	0	0	3 774 000	0	0	0	0	3.774 000
Ente Nacional Regulador del Gas	0	0	539.076.415	12.062 500	0	0	551.138.915	0	0	0	0	551.138 915
Ente Nacional Regulador de la Electricidad	0	0	349.619.000	0	0	0	349.619.000	0	[illegible]	0	0	349.619 000
Organismo Regulador de Seguridad de Presas	0	0	13.784 997	0	0	0	13 784 997	0	0	0	0	13 784 997
Ministerio de Educación	0	0	12.000	147.000	0	0	159.000	0	0	0	0	159.000
Fundación Miguel Lillo	0	0	12.000	147 000	0	0	159.000	0	0	0	0	159.000
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	0	0	7 000 000	0	0	7.000.000	0	0	0	0	7.000.000
Consejo Nacional de Investigaciones Científicas y Técnicas	0	0	0	7 000 000	0	0	7 000 000	0	0	0	0	7 000 000
Ministerio de Cultura	239 098 375	0	52 375 000	5.009.000	10 406 250	0	306.888.625	0	0	2.125 000	2.125 000	309 013 625
Teatro Nacional Cervantes	0	0	0	3.900.000	0	0	3.900.000	0	0	0	0	3.900.000
Biblioteca Nacional	0	0	0	859.000	0	0	859.000	0	0	0	0	859.000
Instituto Nacional del Teatro	239 098 375	0	0	0	0	0	239.098.375	0	0	0	0	239.098.375
Fondo Nacional de las Artes	0	0	52.375.000	250.000	10 406 250	0	63.031.250	0	0	2 125 000	2.125.000	65.156.250
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	578.489.990	0	0	0	578.489.990	0	0	0	0	578.489.990
Superintendencia de Riesgos del Trabajo	0	0	578 489.990	0	0	0	578 489 990	0	0	0	0	578 489 990
Ministerio de Salud	3 000 000	7.744 504.208	633 645 695	143.167.000	38 249 310	3 473 000	8 566.039 213	0	1 080 000	0	1.080 000	8.567.119 213
Hospital Nacional Dr. Baldomero Sommer	0	0	0	54.000.000	0	0	54.000.000	0	0	0		54.000.000
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	0	0	481.225 695	0	0	0	481 225 695	0	0	0		481 225 695
Instituto Nacional Central Unico Coordinador de Ablación e Implante	3 000 000	0	0	9 560 000	0	0	12 560 000	0	0	0	0	12 560 000






H. SENADO DE LA NACION
FOLIO
133
MESA DE ENTRADAS

TITULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARACTER ECONOMICO DE LOS RECURSOS POR JURISDICCION Y ENTIDAD
(en pesos)

CARACTER ECONOMICO / JURISDICCION, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADM. PUBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCION DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	0	0	0	1 471 000	0	3 473 000	4 944 000	0	1 080 000	0	1 080 000	6 024 000
Hospital Nacional Profesor Alejandro Posadas	0	0	0	40 000 000	0	0	40 000 000	0	0	0	0	40 000 000
Colonia Nacional Dr. Manuel A. Montes de Oca	0	0	0	30 000 000	0	0	30 000 000	0	0	0	0	30 000 000
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	0	0	20 000	8 104 000	0	0	8.124 000	0	0	0	0	8 124 000
Servicio Nacional de Rehabilitación	0	0	0	32.000	0	0	32.000	0	0	0	0	32 000
Superintendencia de Servicios de Salud	0	7 744 504 208	152 400 000	0	38 249 310	0	7.935 153 518	0	0	0	0	7 935.153 518
Ministerio de Desarrollo Social	268.590.881	0	52.418.000	0	1.500.000	0	322.508.881	0	0	6.000.000	6.000.000	328.508.881
Instituto Nacional de Asociativismo y Economía Social (INAES)	268.590.881	0	52.418.000	0	1.500.000	0	322.508.881	0	0	6.000.000	6.000.000	328.508.881
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	6 408 545 256	7.797.290 208	11.718 876 264	2.021 743 500	104.632 895	24 310 000	28 076 298.123	196 200	2 018.808 000	9 702.000	2 028 604.200	30.103.802 323


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA

H. Cámara de Diputados de la Nación

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OD 2388
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27 198



TITULO III
Planilla Nº 6A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
GASTOS FIGURATIVOS
(en pesos)

DESTINO / JURISDICCION, ENTIDAD	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	
Presidencia de la Nación	532.699.000	4.516.000	0	537.215.000	0	0	0	0	537.215.000
Autoridad Regulatoria Nuclear	0	4.516.000	0	4.516.000	0	0	0	0	4.516.000
Autoridad Federal de Tecnologías de la Información y las Comunicaciones	532.699.000	0	0	532.699.000	0	0	0	0	532.699.000
Ministerio del Interior y Transporte	10.613.000	0	0	10.613.000	0	0	0	0	10.613.000
Dirección Nacional de Migraciones	10.000.000	0	0	10.000.000	0	0	0	0	10.000.000
Comisión Nacional de Regulación del Transporte	613.000	0	0	613.000	0	0	0	0	613.000
Ministerio de Economía y Finanzas Públicas	53.333.000	0	0	53.333.000	0	0	0	0	53.333.000
Superintendencia de Seguros de la Nación	53.333.000	0	0	53.333.000	0	0	0	0	53.333.000
Ministerio de Industria	1.474.000	0	0	1.474.000	0	0	0	0	1.474.000
Instituto Nacional de la Propiedad Industrial	1.474.000	0	0	1.474.000	0	0	0	0	1.474.000
Ministerio de Turismo	12.748.000	0	0	12.748.000	0	0	0	0	12.748.000
Instituto Nacional de Promoción Turística	12.748.000	0	0	12.748.000	0	0	0	0	12.748.000
Ministerio de Planificación Federal, Inversión Publica y Servicios	15.042.000	0	0	15.042.000	0	0	0	0	15.042.000
Dirección Nacional de Vialidad	8.000.000	0	0	8.000.000	0	0	0	0	8.000.000
Ente Nacional Regulador del Gas	3.000.000	0	0	3.000.000	0	0	0	0	3.000.000
Ente Nacional Regulador de la Electricidad	4.042.000	0	0	4.042.000	0	0	0	0	4.042.000
Ministerio de Cultura	3.496.000	0	0	3.496.000	0	0	0	0	3.496.000
Instituto Nacional del Teatro	3.496.000	0	0	3.496.000	0	0	0	0	3.496.000
Ministerio de Salud	28.301.000	0	0	28.301.000	0	0	0	0	28.301.000
Instituto Nacional Central Único Coordinador de Ablación e Implante	320.000	0	0	320.000	0	0	0	0	320.000
Colonia Nacional Dr. Manuel A. Montes de Oca	6.000.000	0	0	6.000.000	0	0	0	0	6.000.000
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	1.620.000	0	0	1.620.000	0	0	0	0	1.620.000
Servicio Nacional de Rehabilitación	6.000	0	0	6.000	0	0	0	0	6.000
Superintendencia de Servicios de Salud	20.355.000	0	0	20.355.000	0	0	0	0	20.355.000
TOTAL	657.706.000	4.516.000	0	662.222.000	0	0	0	0	662.222.000





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H. SENADO DE LA NACIÓN
FOLIO
135
MESA DE ENTRADAS

TITULO III
Planilla Nº 7A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
JURISDICCION, ENTIDAD	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Poder Legislativo Nacional	959.074.000	0	0	959.074.000	13.980.000	0	0	13.980.000	973.054.000
Auditoría General de la Nación	959.074.000	0	0	959.074.000	13.980.000	0	0	13.980.000	973.054.000
Presidencia de la Nación	685.039.001	0	0	685.039.001	3.438.000	0	0	3.438.000	688.477.001
Sindicatura General de la Nación	453.725.000	0	0	453.725.000	3.000.000	0	0	3.000.000	456.725.000
Autoridad Regulatoria Nuclear	231.314.001	0	0	231.314.001	438.000	0	0	438.000	231.752.001
Jefatura de Gabinete de Ministros	202.096.324	0	0	202.096.324	13.000.000	0	0	13.000.000	215.096.324
Agencia de Administración de Bienes del Estado	202.096.324	0	0	202.096.324	13.000.000	0	0	13.000.000	215.096.324
Ministerio del Interior y Transporte	4.766.688.431	0	0	4.766.688.431	99.421.743	0	0	99.421.743	4.866.110.174
Registro Nacional de las Personas	1.582.410.999	0	0	1.582.410.999	27.540.000	0	0	27.540.000	1.609.950.999
Dirección Nacional de Migraciones	628.117.655	0	0	628.117.655	24.900.000	0	0	24.900.000	653.017.655
Comisión Nacional de Regulación del Transporte	324.957.000	0	0	324.957.000	0	0	0	0	324.957.000
Organismo Regulador del Sistema Nacional de Aeropuertos	271.710.000	0	0	271.710.000	2.028.000	0	0	2.028.000	273.738.000
Administración Nacional de Aviación Civil	1.861.475.000	0	0	1.861.475.000	43.449.000	0	0	43.449.000	1.904.924.000
Junta de Investigación de Accidentes de Aviación Civil	98.017.777	0	0	98.017.777	1.504.743	0	0	1.504.743	99.522.520
Ministerio de Justicia y Derechos Humanos	249.074.250	0	0	249.074.250	10.461.000	0	0	10.461.000	259.535.250
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	121.814.705	0	0	121.814.705	1.893.000	0	0	1.893.000	123.707.705
Centro Internacional para la Promoción de los Derechos Humanos	22.296.785	0	0	22.296.785	631.000	0	0	631.000	22.927.785
Unidad de Información Financiera	104.962.760	0	0	104.962.760	7.937.000	0	0	7.937.000	112.899.760
Ministerio de Defensa	1.684.866.875	0	0	1.684.868.875	38.033.125	0	0	38.033.125	1.722.900.000
Instituto Geográfico Nacional	134.838.375	0	0	134.838.375	26.486.625	0	0	26.486.625	161.325.000
Dirección General de Fabricaciones Militares	1.343.112.000	0	0	1.343.112.000	1.424.000	0	0	1.424.000	1.344.536.000
Servicio Meteorológico Nacional	206.916.500	0	0	206.916.500	10.122.500	0	0	10.122.500	217.039.000
Ministerio de Economía y Finanzas Públicas	279.342.000	0	0	279.342.000	1.150.000	0	0	1.150.000	280.492.000
Comisión Nacional de Valores	152.580.000	0	0	152.580.000	0	0	0	0	152.580.000
Tribunal Fiscal de la Nación	126.762.000	0	0	126.762.000	1.150.000	0	0	1.150.000	127.912.000
Ministerio de Industria	982.216.000	0	0	982.216.000	3.785.000	0	0	3.785.000	986.001.000
Instituto Nacional de Tecnología Industrial	982.216.000	0	0	982.216.000	3.785.000	0	0	3.785.000	986.001.000
Ministerio de Agricultura, Ganadería y Pesca	1.657.781.346	0	0	1.657.781.346	233.370.000	0	0	233.370.000	1.891.151.346
Instituto Nacional de Tecnología Agropecuaria	925.019.346	0	0	925.019.346	28.436.000	0	0	28.436.000	953.455.346



CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA
H. CÁMARA DE DIPUTADOS DE LA NACIÓN
PRESIDENCIA



27 1 98

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
98/.

TITULO III
Planilla Nº 7A(Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL
JURISDICCION, ENTIDAD	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMIN STR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	GENERAL
Inst tu'o Nacional de Investigación y Desarrollo Pesquero	206 607 000	0	0	206 607.000	197.446.000	0	0	197 446 000	404 053.000
Instituto Nacional de Vitivinicultura	233.010.000	0	0	233.010.000	7 488 000	0	0	7 488.000	240.498.000
Inst tuto Nacional de Semillas	27.592.000	0	0	27.592.000	0	0	0	0	27.592.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	265.553.000	0	0	265.553.000	0	0	0	0	265.553 000
Ministerio de Turismo	708.102.597	0	0	708.102 597	130.043.304	0	0	130.043.304	838.145 901
Admin stración de Parques Naciona es	708.1C2.597	0	0	708.102 597	130.043.304	0	0	130.043.304	838.145.901
Ministerio de Planificación Federal, Inversión Pública y Servicios	5.671.0C4.696	4.516 000	0	5 675 520 696	27.500.985.640	0	0	27.500.985.640	33 176.506.336
Comisión Nacional de Energía Atómica	2 153.234.226	4 516 000	0	2.157.750.226	1.694.250.774	0	0	1.694.250.774	3.852.001.000
Comisión Nacional de Actividades Espacia es	291.494.000	0	0	291.494.000	1.306.747.000	0	0	1.306.747.000	1.598.241.000
Inst tuto Nacional del Agua	166.8' 5.000	0	0	166.815.000	5.450.000	0	0	5.450.000	172.265.000
Dirección Nacional de Vialidad	2.650.991.000	0	0	2.650.991.000	20.574.216.000	0	0	20.574.216.000	23.225.207.000
Tribunal de Tasaciones de 'a Nación	42.137.000	0	0	42.137.000	0	0	0	0	42.137.000
Ente Nacional de Obras Hídricas de Saneam ento	88.782.300	0	0	88.782.300	3 903 431.500	0	0	3.903.431.500	3.992.213.800
Servicio Geológico Minero Argentino	212.482.634	0	0	212.482.634	14.240.366	0	0	14 240.366	226.723.000
Organismo Regulador de Seguridad de Presas	65.068.536	0	0	65.068.536	2.650.000	0	0	2.650.000	67.718.536
Ministerio de Educación	241.409.841	0	0	241.409.841	18.921.000	0	0	18.921.000	260 330.841
Fundación Miguel Lillo	143.528.970	0	0	143.528.970	15.659.000	0	0	15.659.000	159.187.970
Comisión Nacional de Eva uación y Acreditación Universitaria	97.880 871	0	0	97.880.871	3.262.000	0	0	3.262.000	101.142 871
Ministerio de C enc a, Tecnología e Innovación Productiva	6.704.101 659	0	0	6.704.101.659	171 649 000	0	0	171.649 000	6 875 750 659
Consejo Nac ona de Invest gaciones C ent ficas y Técnicas	6 704 101.659	0	0	6.704 101 659	171.649 000	0	0	171.649 000	6 875.750 659
Ministerio de Cultura	564.137.836	0	0	564.137.836	42.057.000	0	0	42.057.000	606.194.836
Teatro Nacional Cervantes	170.177.289	0	0	170.177.289	19.700.000	0	0	19.700.000	189.877.289
B blioteca Nacional	393.960.547	0	0	393.960.547	22.357.000	0	0	22.357.000	416.317.547
Ministerio de Salud	4.175.098.488	0	0	4.175.098.488	190.305.799	0	0	190.305.799	4.365.404.287
Centro Naciona de Reeducación Socia	159.747.347	0	0	159.747.347	27.446.008	0	0	27.446.008	187.193.355
Hospital Nacional Dr. Baldomero Sommer	466.881.000	0	0	466.881.000	24.737.000	0	0	24.737.000	491.618.000
Administración Nacional de Medicamentos,	103.589.000	0	0	103.589.000	0	0	0	0	103.589.000







27198

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
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TITULO III
Planilla Nº 7A(Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCION, ENTIDAD	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINSTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Alimentos y Tecnología Médica									
Instituto Nacional Central Único Coordinador de Ablación e Implante	123 328 000	0	0	123 328 000	2 624 000	0	0	2 624.000	125 952 000
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	464.763 343	0	0	464 763 343	48 615 348	0	0	48.615 348	513 378 691
Hospital Nacional Profesor Alejandro Posadas	2.080.977.000	0	0	2.080.977.000	57.535.000	0	0	57.535.000	2.138.512.000
Colonia Nacional Dr. Manuel A. Montes de Oca	409.159.453	0	0	409.159.453	19.100.000	0	0	19.100.000	428.259.453
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	146.890.000	0	0	146.890 000	7.848.443	0	0	7.848.443	154 738 443
Servicio Nacional de Rehabilitación	219.763.345	0	0	219.763.345	2.400.000	0	0	2.400.000	222.163.345
Ministerio de Desarrollo Social	854.170.480	0	0	854.170.480	58.050.520	0	0	58.050.520	912.221.000
Instituto Nacional de Asociativismo y Economía Social (INAES)	690 971.480	0	0	690.971.480	57 840 520	0	0	57.840.520	748.812 000
Instituto Nacional de Asuntos Indígenas	163 199.000	0	0	163.199.000	210.000	0	0	210 000	163.409.000
TOTAL	30.384.203.824	4 516.000	0	30.388.719.824	28 528.651.131	0	0	28.528 651.131	58.917.370.955





27 1 98


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MESA DE ENTRADAS

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OD 2388
100/.

TITULO III
Planilla Nº 8A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
FUENTES FINANCIERAS
(en pesos)

CARACTER ECONOMICO / JURISDICCION, ENTIDAD	DISMINUCION DE LA INVERSION FINANCIERA	ENDEUD. PUBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Presidencia de la Nación	0	179.981.000	0	179 981 000
Autoridad Federal de Tecnologías de la Información y las Comunicaciones	0	179.981.000	0	179.981.000
Ministerio del Interior y Transporte	0	46.776 250	0	46.776 250
Agencia Nacional de Seguridad Vial	0	46.776.250	0	46.776.250
Ministerio de Industria	0	0	1.700 000	1.700.000
Instituto Nacional de Tecnología Industrial	0	0	1.700.000	1.700.000
Ministerio de Agricultura, Ganadería y Pesca	5.000 000	365.052.000	61.622.000	431.674.000
Instituto Nacional de Tecnología Agropecuaria	0	351.492 000	7.900 000	359.392.000
Instituto Nacional de Vitivinicultura	5.000.000	0	5 039.000	10.039.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	0	13.560.000	48.683.000	62 243.000
Ministerio de Turismo	0	54.680.099	0	54.680.099
Administración de Parques Nacionales	0	54.680 099	0	54.680.099
Ministerio de Planificación Federal, Inversión Publica y Servicios	139.764.505	1.324.616.000	3.288.769.000	4.753.149 505
Comisión Nacional de Energía Atómica	0	22.373.000	1.907.000 000	1.929.373.000
Comisión Nacional de Actividades Espaciales	0	263.000.000	0	263.000.000
Dirección Nacional de Vialidad	0	397 558.000	1.364.311.000	1.761.869 000
Ente Nacional de Obras Hídricas de Saneamiento	139.764 505	641.685.000	17.458 000	798 907 505
TOTAL	144.764 505	1.971.105 349	3.352.091.000	5.467.960.854


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA


H. SENADO DE LA NACION
FOLIO
139
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
101/.

TITULO III
Planilla Nº 9A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
APLICACIONES FINANCIERAS
(en pesos)

JURISDICCION, ENTIDAD / CARACTER ECONOMICO	INVERSION FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCION DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Presidencia de la Nación	568.262.000	0	0	568.262.000
Autoridad Regulatoria Nuclear	53.463.000	0	0	53.463.000
Autoridad Federal de Servicios de Comunicación Audiovisual	119.173.000	0	0	119.173.000
Autoridad Federal de Tecnologías de la Información y las Comunicaciones	395.626.000	0	0	395.626.000
Ministerio del Interior y Transporte	258.100.462	0	0	258.100.462
Agencia Nacional de Seguridad Vial	213.183.462	0	0	213.183.462
Administración Nacional de Aviación Civil	44.917.000	0	0	44.917.000
Ministerio de Economía y Finanzas Públicas	527.102.080	0	0	527.102.080
Superintendencia de Seguros de la Nación	527.102.080	0	0	527.102.080
Ministerio de Industria	57.571.000	1.700.000	0	59.271.000
Instituto Nacional de Tecnología Industrial	0	1.700.000	0	1.700.000
Instituto Nacional de la Propiedad Industrial	57.571.000	0	0	57.571.000
Ministerio de Agricultura, Ganadería y Pesca	69.200.000	105.512.000	0	174.712.000
Instituto Nacional de Tecnología Agropecuaria	52.800.000	8.103.000	0	60.903.000
Instituto Nacional de Vitivinicultura	0	5.039.000	0	5.039.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	16.400.000	92.370.000	0	108.770.000
Ministerio de Turismo	121.735.000	0	0	121.735.000
Administración de Parques Nacionales	96.319.000	0	0	96.319.000
Instituto Nacional de Promoción Turística	25.416.000	0	0	25.416.000
Ministerio de Planificación Federal, Inversión Pública y Servicios	2.097.987.595	1.455.250.000	0	3.553.237.595
Comisión Nacional de Energía Atómica	1.907.000.000	1.577.000	0	1.908.577.000
Dirección Nacional de Vialidad	0	1.364.311.000	0	1.364.311.000
Ente Nacional de Obras Hídricas de Saneamiento	70.020.000	89.362.000	0	159.382.000
Ente Nacional Regulador del Gas	61.619.293	0	0	61.619.293
Ente Nacional Regulador de la Electricidad	59.348.302	0	0	59.348.302
Ministerio de Cultura	85.494.221	0	0	85.494.221
Instituto Nacional del Teatro	79.911.056	0	0	79.911.056


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA



27 1 98

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
102/.

TITULO III
Planilla Nº 9A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
APLICACIONES FINANCIERAS
(en pesos)

CARACTER ECONOMICO / JURISDICCION, ENTIDAD	INVERSION FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCION DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Fondo Nacional de las Artes	5.583.165	0	0	5.583.165
Ministerio de Trabajo, Empleo y Seguridad Social	267.104.000	0	0	267.104.000
Superintendencia de Riesgos del Trabajo	267.104.000	0	0	267.104.000
Ministerio de Salud	1.494.125 013	1.676.447.071	0	3 170.572.084
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	14.556.495	771.071	0	15.327.566
Superintendencia de Servicios de Salud	1.479.568.518	1.675 676.000	0	3.155.244 518
Ministerio de Desarrollo Social	16 163 881	0	0	16.163.881
Instituto Nacional de Asociativismo y Economia Social (INAES)	16 163 881	0	0	16 163 881
TOTAL	5.562.845.252	3.238.909.071	0	8 801.754.323






H. SENADO DE LA NACION
FOLIO
141
MESA DE ENTRADAS

TITULO III
Planilla Nº 1B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

JURISDICCION, ENTIDAD / FINALIDAD	ADMINISTRACION GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONOMICOS	DEUDA PUBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Seguridad	0	0	13.384.246.000	0	0	0	13.384.246.000
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	0	13.384.246.000	0	0	0	13.384.246.000
Ministerio de Defensa	0	0	15.963.872.000	0	0	0	15.963.872.000
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	0	15.963.872.000	0	0	0	15.963.872.000
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	639.322.619.438	0	0	95.497.748.999	734.820.368.437
Administración Nacional de la Seguridad Social	0	0	638.343.995.438	0	0	95.497.748.999	733.841.744.437
Registro Nacional de Trabajadores y Empleadores Agrarios (RENATEA)	0	0	978.624.000	0	0	0	978.624.000
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	0	0	668 670 737 438	0	0	95 497.748 999	764.168.488.437


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA

0015-JGM-15
OD 2388
104/.

TITULO III
Planilla Nº 2B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD Y POR CARACTER ECONOMICO
(en pesos)

CARACTER ECONOMICO / JURISDICCION, SUBJURISDICCION	GASTCS CORRIENTES: GASTOS DE CONSUMO REMUN	OTROS G C.	TOTAL	RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	MPUESTOS DIRECTOS	TRANSF. CORR ENTES	TOTAL	GASTOS DE CAPITAL: INVERSION REAL.D REC.	TRANSF. DE CAPITAL	INVERSION FINANCIERA	TOTAL	TOTAL GENERAL
Ministerio de Seguridad	81.782.624	29.301.000	111.083.624	0	13.269.522.376	0	0	13.380.586.000	3.660.000	0	0	3.660.000	13.384.246.000
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	81.782.624	29.301.000	111.083.624	0	13.269.522.376	0	0	13.380.586.000	3.660.000	0	0	3.660.000	13.384.246.000
Ministerio de Defensa	71.519.000	9.296.000	80.815.000	0	15.874.576.000	694.000	1.000.000	15.957.085.000	6.787.000	0	0	6.787.000	15.963.872.000
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	71.519.000	9.296.000	80.815.000	0	15.874.576.000	694.000	1.000.000	15.957.085.000	6.787.000	0	0	6.787.000	15.963.872.000
Ministerio de Trabajo, Empleo y Seguridad Social	9.729.340.000	4.980.272.828	14.709.612.828	0	515.408.000.000	721.172	106.330.477.438	636.448.611.438	2.667.706.000	6.100.000	0	2.673.806.000	639.322.619.438
Administración Nacional de la Seguridad Social	9.332.143.000	4.835.103.000	14.167.246.000	0	515.408.000.000	0	105.921.518.438	635.496.764.438	2.647.231.000	0	0	2.647.231.000	638.343.995.438
Registro Nacional de Trabajadores y Empleadores Agrarios (RENATEA)	397.197.000	145.169.828	542.366.828	0	0	721.172	406.959.000	952.047.000	20.477.000	6.100.000	0	26.577.000	978.624.000
TOTAL	9.882.621.624	5.018.869.828	14.901.491.452	0	544.552.098.376	1.415.172	106.331.477.438	665.786.482.438	2.678.155.000	6.100.000	0	2.884.255.000	668.670.737.438




H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
105/.

27 198


H. SENADO DE LA NACION
FOLIO
143
MESA DE ENTRADAS

TITULO III
Planilla Nº 3B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICION DEL GASTO POR JURISDICCION, ENTIDAD Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
JURISDICCION, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECIFICA	TRANSF. INTERNAS	CREDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CREDITO EXTERNO	SUBTOTAL	
Ministerio de Seguridad	0	5.069.546.000	0	8.314.700.000	0	13.384.246.000	0	0	0	13.384.246.000
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	5.069.546.000	0	8.314.700.000	0	13.384.246.000	0	0	0	13.384.246.000
Ministerio de Defensa	0	6.398.391.000	0	9.565.481.000	0	15.963.872.000	0	0	0	15.963.872.000
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	6 398.391.000	0	9.565.481.000	0	15.963.872.000	0	0	0	15.963.872.000
Ministerio de Trabajo, Empleo y Seguridad Social	138.134 200 000	596.686.168 437	0	0	0	734 820 368 437	0	0	0	734 820 368 437
Administración Nacional de la Seguridad Social	138 134.200.000	595.707.544 437	0	0	0	733 841.744 437	0	0	0	733 841 744 437
Registro Nacional de Trabajadores y Empleadores Agrarios (RENATEA)	0	978 624 000	0	0	0	978.624.000	0	0	0	978 624 000
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	138.134.200 000	608.154 105 437	0	17.880.181.000	0	764 188 486 437	0	0	0	764 188.486 437


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA

27 1 98


H. SENADO DE LA NACION
FOLIO
144
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
106/.

TITULO III
Planilla Nº 4B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICION DE LOS RECURSOS POR CARACTER ECONOMICO Y FUENTE DE FINANCIAMIENTO

(en pesos)

CARACTER ECONOMICO	IMPORTE
Ingresos Corrientes	844.929.468.474
Ingresos Tributarios	178.986.800.000
Impuestos Directos	96.474.500.000
Impuestos Indirectos	82.512.300.000
Aportes y Contribuciones a la Seguridad Social	440.519.851.002
Aportes y Contribuciones a la Seguridad Social	440.519.851.002
Ingresos No Tributarios	398.281.940
Otros No Tributarios	398.281.940
Rentas de la Propiedad	71.371.976.532
Intereses	71.371.976.532
Contribuciones Figurativas para Financiaciones Corrientes	153.652.559.000
De la Administración Nacional	153.652.559.000
Recursos de Capital	2.110.822.000
Contribuciones Figurativas para Financiaciones de Capital	2.110.822.000
De la Administración Nacional	2.110.822.000
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	**847.040.290.474**


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA



H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
107/.

TITULO III
Planilla Nº 5B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
CARACTER ECONOMICO DE LOS RECURSOS POR JURISDICCION Y ENTIDAD
(en pesos)

CARACTER ECONOMICO / JURISDICCION, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERV C OS DE ADM N. PUBLICAS	RENTAS DE LA PROPIEDAD	TRANS CORR ENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCION DE LA INV. F NANCIERA	SUBTOTAL	TOTAL
M nisterio de Seguridad	0	4.998.822.000	49 114.000	0	21.610.000	0	5.069.548.000	0	0	0	0	5.069.548.000
Caja de Ret ros, Jubilaciones y Pensiones de la Policia Federa Argentina	0	4.998.822.000	49.114.000	0	21.610.000	0	5.069.548.000	0	0	0	0	5.069.548.000
M nisterio de Defensa	0	6.398.391.000	0	0	0	0	6 398.391.000	0	0	0	0	6.398.391.000
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	6.398.391.000	0	0	0	0	6.398.391.000	0	0	0	0	6.398.391.000
Ministerio de Trabajo, Empleo y Seguridad Social	178 986 800 000	429.122 638 002	349.167.940	0	71 350 366 532	0	679 808 972 474	0	0	0	0	679 808 972 474
Adm n stración Nacional de la Seguridad Social	178 986 800 000	428 189 835 000	347.900 000	0	71.090 000 000	0	678 614.535 000	0	0	0	0	678 614 535 000
Registro Nacional de Trabajadores y Empleadores Agrarios (RENATEA)	0	932 803 002	1 267.940	0	260 366 532	0	1.194 437 474	0	0	0	0	1.194 437 474
TOTAL RECURSOS CORR ENTES Y DE CAPITAL	178 986 800.000	440 519.851.002	398 281.940	0	71.371.976 532	0	691.276 909 474	0	0	0	0	691 276 909 474







TITULO III
Planilla Nº 6B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / JURISDICCION, ENTIDAD	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMIN STR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	A ADM N STR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	
Ministerio de Trabajo, Empleo y Seguridad Social	77.617.567.999	0	17.880.181.000	95.497.748.999	0	0	0	0	95.497.748.999
Admin stración Nacional de la Seguridad Social	77.617.567.999	0	17.880.181.000	95.497.748.999	0	0	0	0	95.497.748.999
TOTAL	**77.617.567.999**	**0**	**17.880.181.000**	**95.497.748.999**	**0**	**0**	**0**	**0**	**95.497.748.999**






H. SENADO DE LA NACIÓN
FOLIO
147
MESA DE ENTRADAS

27 1 98

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
109/.

TITULO III
Planilla Nº 7B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCION, ENTIDAD	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGAN SM. DESCENTRAL	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Ministerio de Seguridad	0	0	8.314.700.000	8.314.700.000	0	0	0	0	8.314.700.000
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	0	8.314.700.000	8.314.700.000	0	0	0	0	8.314.700.000
Ministerio de Defensa	0	0	9.565.481.000	9.565.481.000	0	0	0	0	9.565.481.000
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	0	9.565.481.000	9.565.481.000	0	0	0	0	9.565.481.000
Ministerio de Trabajo, Empleo y Seguridad Social	135.772.378.000	0	0	135.772.378.000	2.110.822.000	0	0	2.110.822.000	137.883.200.000
Administración Nacional de la Seguridad Social	135.772.378.000	0	0	135.772.378.000	2.110.822.000	0	0	2.110.822.000	137.883.200.000
TOTAL	135.772.378.000	0	17.880.181.000	153.652.559.000	2.110.822.000	0	0	2.110.822.000	155.763.381.000


DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN

27 1 98


H. SENADO DE LA NACION
FOLIO
148
MESA DE ENTRADAS

TITULO III
Planilla Nº 8B
Anexa al Titulo III

INSTITUCIONES DE SEGURIDAD SOCIAL
FUENTES FINANCIERAS
(en pesos)

CARACTER ECONOMICO / JURISDICCION, ENTIDAD	DISMINUCION DE LA INVERSION FINANCIERA	ENDEUD. PUBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Ministerio de Seguridad	0	0	558.960.000	558.960.000
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	0	558.960.000	558.960.000
Ministerio de Defensa	0	0	979.197.000	979.197.000
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	0	979.197.000	979.197.000
Ministerio de Trabajo, Empleo y Seguridad Social	1.520.452.526	0	251.000.000	1.771.452.526
Administración Nacional de la Seguridad Social	401.000.000	0	251.000.000	652.000.000
Registro Nacional de Trabajadores y Empleadores Agrarios (RENATEA)	1.119.452.526	0	0	1.119.452.526
TOTAL	**1.520.452.526**	**0**	**1.789.157.000**	**3.309.609.526**


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA


H. SENADO DE LA NACION
MESA DE ENTRADAS
149

27 1 98

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
111/.

TITULO III
Planilla Nº 9B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
APLICACIONES FINANCIERAS
(en pesos)

CARACTER ECONOMICO / JURISDICCION, ENTIDAD	INVERSION FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCION DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Ministerio de Seguridad	0	558.960.000	0	558.960.000
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	558.960.000	0	558.960.000
Ministerio de Defensa	0	979.197.000	0	979.197.000
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	979.197.000	0	979.197.000
Ministerio de Trabajo, Empleo y Seguridad Social	72.143.256.563	12.500.000.000	0	84.643.256.563
Administración Nacional de la Seguridad Social	70.807.990.563	12.500.000.000	0	83.307.990.563
Registro Nacional de Trabajadores y Empleadores Agrarios (RENATEA)	1.335.266.000	0	0	1.335.266.000
TOTAL	**72.143.256.563**	**14.038.157.000**	**0**	**86.181.413.563**


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA

27 1 98


H. SENADO DE LA NACIÓN
150
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
112/.

CAPITULO I
Planilla
Nº18

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACION GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Provincia de La Rioja	444.390.389	7.929.737	[illegible].514	703.141.765	10.492.[illegible].623	0	0	11.567.723.229
Ministerio Público	14.129.933	155.322	40.257	0	0	0	0	14.325.507
Ministerio Público	14.129.933	155.322	40.252	0	0	0	0	14.325.507
Ejercicio de la Acción Pública y Defensa de la Legalidad	8.372.413	0	0	0	0	0	0	8.372.413
Procuración General	8.372.413	0	0	0	0	0	0	8.372.413
Representación, Defensa y Curatela Pública Oficial	5.757.520	155.322	40.252	0	0	0	0	5.953.094
Representación, Defensa y Curatela Pública Oficial	5.757.520	155.322	40.252	0	0	0	0	5.953.094
Ministerio del Interior y Transporte	4.686.815	44.200	1.457.073	70.000	0	0	0	6.257.088
Dirección Nacional de Migraciones	4.686.815	44.200	1.457.073	70.000	0	0	0	6.257.088
Control de Ingresos y Egresos de Personas en el Territorio Nacional	4.686.815	44.200	1.457.073	70.000	0	0	0	6.257.088
Ministerio de Seguridad	134.314.774	1.960.554	2.355.133	0	67.216.968	0	0	205.846.429
Policía Federal Argentina	134.314.774	1.960.554	2.355.133	0	31.912.470	0	0	170.542.530
Seguridad Federal	18.074.000	355.000	73.000	0	0	0	0	18.502.000
Protección de Objetivos Nacionales y Despliegue Interior	18.074.000	355.000	73.000	0	0	0	0	18.502.000
Asistencia Sanitaria de la Gendarmería Nacional	4.558.068	0	0	0	0	0	0	4.558.068
Asistencia Sanitaria al Personal y su Familia	4.558.068	0	0	0	0	0	0	4.558.068
Atención de Pasividades de la Gendarmería Nacional	0	0	0	0	31.912.470	0	0	31.912.470
Seguridad en Fronteras	101.757.117	1.463.792	1.667.579	0	0	0	0	104.988.488
Atención de Pasos de Frontera	0	52.54[illegible]	0	0	0	0	0	92.541
Control de Fronteras y Servicio de Policía Judicial	100.198.447	1.371.244	1.667.579	0	0	0	0	103.237.274
Servicios de Apoyo de Aviación y Policía Científica	1.558.672	0	0	0	0	0	0	1.558.572
Operaciones Complementarias de Seguridad Interior	353.014	141.751	614.553	0	0	0	0	1.109.328
Acciones de Seguridad Vial	353.014	141.751	337.419	0	0	0	0	832.193
Operaciones Especiales de Seguridad	0	0	277.135	0	0	0	0	[illegible]
Seguridad Aeroportuaria	9.572.577	0	0	0	0	0	0	9.572.577
Servicio de Seguridad Aeroportuaria Preventiva	9.572.575	0	0	0	0	0	0	9.572.575
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	0	0	0	35.303.498	0	0	35.303.499
Administración de Beneficios Previsionales	0	0	0	0	35.303.498	0	0	35.303.498
Administración Pasividades	0	0	0	0	35.302.498	0	0	35.303.49[illegible]
Ministerio de Defensa	231.151.303	1.384.539	1.856.708	0	53.498.304	0	0	287.890.851


DIPUTADOS DE LA NACIÓN

27198


H. SENADO DE LA NACION
FOLIO
151
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
113/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFERENCIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Estado Mayor General del Ejército	231.151.302	1.384.539	1.856.708	0	0	0	0	234.392.549
Alistamiento Operacional	226.904.513	1.384.539	1.856.708	0	0	0	0	230.146.159
Apoyo al Alistamiento Operacional	175.961.689	909.957	658.948	0	0	0	0	176.530.599
Inteligencia Operacional Táctica	5.731.876	82.808	59.963	0	0	0	0	5.874.547
Investigación y Desarrollo	1.293.699	291.753	1.137.900	0	0	0	0	2.823.262
Mantenimiento de Medios e Infraestructura para el Alistamiento Operacional	739.679	0	0	0	0	0	0	739.679
Actividades Centrales	1.294.513	0	0	0	0	0	0	1.294.513
Dirección y Conducción	1.294.513	0	0	0	0	0	0	1.294.513
Control de Tránsito Aéreo	574.112	0	0	0	0	0	0	574.112
Conducción y Gestión de Apoyo a la Actividad Aérea Nacional	574.112	0	0	0	0	0	0	574.112
Capacitación y Formación de la Fuerza Aérea	1.044.104	0	0	0	0	0	0	1.044.104
Conducción, Coordinación y Gestión Central	1.044.104	0	0	0	0	0	0	1.044.104
Servicio Meteorológico Nacional	1.333.661	0	0	0	0	0	0	1.333.661
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	0	0	0	63.498.304	0	0	63.498.304
Prestaciones de Previsión Social	0	0	0	0	63.499.304	0	0	63.498.304
Atención de Beneficiarios con Aportes	0	0	0	0	58.116.316	0	0	58.116.316
Atención de Beneficiarios sin Aportes	0	0	0	0	5.381.988	0	0	5.381.988
Ministerio de Agricultura, Ganadería y Pesca	47.202.998	2.854.579	3.635.527	1.859.236	601.489	0	0	96.155.409
Instituto Nacional de Tecnología Agropecuaria	34.136.557	2.743.179	3.165.469	1.859.336	601.489	0	0	42.507.029
Actividades Centrales	0	23.514	58.391	496.515	0	0	0	578.620
Conducción y Administración	0	18.443	66.478	0	0	0	0	84.901
Fortalecimiento del Sistema de Innovación Agropecuaria (BID AR-L Nº 1064)	0	5.071	1.913		0	0	0	6.964
PROYECTOS		0	0	486.915	0	0	0	486.915
Investigación Fundamental e Innovaciones Tecnológicas – IFIT		1.495.523	58.094	0	0	0	0	1.553.617
Investigación Fundamental e Innovaciones Tecnológicas en Agroindustrias	0	464.110	0		0	0	0	464.110
Investigación Fundamental e Innovaciones Tecnológicas en Ciencias Agropecuarias y Veterinarias		57.668	41.528	0	0	0	0	99.295
Investigación Fundamental e Innovaciones Tecnológicas en Estudios Económicos y Sociales	0	971.386	0		0			971.386
Investigación Fundamental e Innovaciones Tecnológicas en Recursos Naturales	0	2.359	16.466		0	0	0	19.825
Investigación Aplicada, Innovación y Transferencias de Tecnologías – AITT	34.136.557	1.224.141	3.039.954	1.372.431	601.489	0	0	40.374.562



27 1 98



H. SENADO DE LA NACION
FOLIO
152
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
114/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFERENCIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Extensión y Apoyo al Desarrollo Rural	15.901.944	[illegible]	[illegible]	0	0	0	0	[illegible]
Investigación Aplicada, Innovación y Transferencias de Tecnologías – AITT	15.234.612	1.154.509	2.753.241	0	501.489	0	0	20.743.853
PROYECTOS	0	0	0	1.372.42	0	0	0	1.372.421
Instituto Nacional de Vitivinicultura	8.853.977	111.800	469.138	0	0		0	9.434.915
Control de Genuinidad de la Producción Vitivinícola	8.853.977	111.800	469.138	0	0		0	9.434.915
Fiscalización de Procesos y Prácticas Enológicas y de Alcoholes	8.853.977	111.800	469.138	0			0	9.434.915
Servicio Nacional de Sanidad y Calidad Agroalimentaria	4.213.464	0		0				4.213.464
Acciones para Contribuir a Asegurar la Sanidad y Calidad Agroalimentaria	4.213.464	0	0	0	0		0	4.213.464
Acciones Centrales Técnicas y Administrativas	294.711	0		0		0	0	294.711
Operaciones Regionales Cuyo	3.929.753	0	0	0	0	0	0	3.926.753
Ejecución de Acciones de Administración y Dirección	14.653	0	0	0	0	0	0	14.653
Ejecución de Programas de Inocuidad y Calidad Agroalimentaria	294.711	0	0	0		0	0	294.711
Ejecución de Programas de Protección Vegetal	2.009.100	0	0	0	0		0	2.009.100
Ejecución de Programas de Sanidad Animal	1.620.285	0	0	0	0	0	0	1.620.295
Ministerio de Turismo	5.078.364	720.144	5.563.339	46.922.504	0	0	0	58.284.351
Ministerio de Turismo	0	0	0	31.758.899	0	0	0	31.758.969
Gestión Integral de Residuos Sólidos Urbanos en Municipios Turísticos	0	0	0	31.758.899	0	0	0	31.758.969
Tratamiento de Residuos Sólidos para Municipios Turísticos y Pequeños – GIRSU Etapa II (BID Nº 3249/OC-AR)	0	0	0	31.758.899	0	0		31.758.939
PROYECTOS	0	0	0	31.758.899			0	31.758.969
Administración de Parques Nacionales	5.078.364	720.144	5.563.339	15.153.619	0		0	26.515.462
Conservación y Administración de Áreas Naturales Protegidas	5.078.364	720.144	789.444	153.619			0	6.741.567
Parque Nacional Talampaya	5.078.364	720.144	789.444	153.619	0	0	0	6.741.567
Gestión Parque Nacional Talampaya	5.078.364	720.144	789.444	153.619			0	6.741.567
Áreas Protegidas y Conservación de Corredores (BIRF Nº 7520/AR Comp.3)	0	0	0	15.000.000		0	0	15.000.000
PROYECTOS	0	0	0	15.000.000		0	0	15.000.000
Programa de Desarrollo de Corredores Turísticos (BID Nº 2606/OC-AR)	0	0	4.773.893	0			0	4.773.893
Administración Préstamo (BID Nº 2606/OC-AR)		0	4.773.893	0	0	0		4.773.893
Ministerio de Planificación Federal, Inversión		710.000	4.216.250	654.199.929	714.100.6[illegible]		0	1.373.216.799



CONGRESO LEGISLATIVO DE LA NACION ARGENTINA
H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA

27198


H. SENADO DE LA NACIÓN
FOLIO
153
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
115/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
[illegible] y Servicios								
Ministerio de Planificación Federal, Inversión Pública y Servicios	0	0	0	0	659 930 789	0	0	[illegible]
Recursos Hídricos	0	0	0	0	4 709 529	0	0	4 709 529
Apoyo al Desarrollo de Obras de Drenaje Urbano	0	0	0	0	1 457 529	0	0	1 457 529
Aprovechamiento de los Recursos Hídricos	0	0	0	0	3 252 000	0	0	3 252 000
Ejecución de Obras de Arquitectura	0	0	0	0	5 000 000	0	0	5 000 000
Acciones para la Refacción de Edificios Culturales y Educativos	0	0	0	0	5 000 000	0	0	5 000 000
Acciones para el Desarrollo de la Infraestructura Social (BID Nº 2662/OC-AR y FONPLATA AR Nº 21/2014)	0	0	0	0	15 844 173	0	0	15 844 173
Acciones de Mejoramiento Barrial (BID Nº 2662/OC-AR)	0	0	0	0	15 844 173	0	0	15 844 173
Desarrollo de la Infraestructura Habitacional "TECHO DIGNO"	0	0	0	0	298 728 255	0	0	298 728 255
Acciones Complementarias para la Disminución del Déficit Habitacional	0	0	0	0	17 522 011	0	0	17 522 011
Desarrollo de la Infraestructura Habitacional "TECHO DIGNO"	0	0	0	0	281 206 244	0	0	281 206 244
Acciones para el Mejoramiento Habitacional e Infraestructura Básica	0	0	0	0	178 017 520	0	0	178 017 520
Acciones de Mejoramiento Habitacional "MEJOR VIVIR"	0	0	0	0	164 800 978	0	0	164 800 978
Desarrollo de la Infraestructura Básica y Obras Complementarias	0	0	0	0	13 216 542	0	0	13 216 542
Fortalecimiento Comunitario del Hábitat	0	0	0	0	6 177 896	0	0	6 177 896
Iniciativas Sociales para el Desarrollo Habitacional	0	0	0	0	4 881 472	0	0	4 881 472
Integración Sociocomunitaria	0	0	0	0	1 296 424	0	0	1 296 424
Urbanización de Villas y Asentamientos Precarios	0	0	0	0	4 408 862	0	0	4 408 862
Urbanización de Villas y Asentamientos Precarios	0	0	0	0	4 408 862	0	0	4 408 862
Formulación, Programación, Ejecución y Control de Obras Públicas	0	0	0	0	30 000 000	0	0	30 000 000
Asistencia Financiera para Infraestructura Social	0	0	0	0	30 000 000	0	0	30 000 000
Desarrollo Energético Provincial	0	0	0	0	75 801 000	0	0	75 801 000
Fondo Eléctrico de Desarrollo del Interior (FEDEI)	0	0	0	0	57 600 000	0	0	57 600 000


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA DE DIPUTADOS DE LA NACIÓN
PRESIDENCIA

27 198


H. SENADO DE LA NACIÓN
FOLIO
154
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
116/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Fondo Nacional de Energía Eléctrica - FSCT80%	0	0	0	0	[illegible]	0	0	[illegible]
Desarrollo de la Infraestructura Productiva (BID Nº 2165/OC-AR, Nº 2929/OC-AR, Nº 2865/OC-AR y Nº S/N y CAF Nº 7352, Nº 8026, Nº 8553, y S/N)	0	0	0	0	4 328 111	0	0	4 328 11
Ejecución de Obras de Infraestructura Vial Productiva Etapa III (BID S/N)	0	0	0	0	4 328 111	0	0	4 328 11
Acciones para "Más Escuelas, Mejor [illegible]" (BID Nº 1345/OC-AR, Nº 1966/OC-AR, Nº 2424/OC-AR, Nº 2940/OC-AR y 3455/OC-AR-2 y CAF Nº 7908)	0	0	0	0	36 035 440	0	0	36 035 44
Ejecución de Obras de Infraestructura Escolar - III Tramo (BID Nº 2940/OC-AR)	0	0	0	0	22 756 243	0	0	22 756 24
Infraestructura Escolar Especial (CAF Nº 7908)	0	0	0	0	13 279 194	0	0	13 279 19
Comisión Nacional de Energía Atómica	0	710 000	3 690 000	1 100 000	0	0	0	5 500 000
Suministros y Tecnología del Ciclo de Combustible Nuclear	0	710 000	3 690 000	1 100 000	0	0	0	5 500 000
PROYECTOS	0	710 000	3 690 000	1 100 000	0	0	0	5 500 000
Dirección Nacional de Vialidad	0	0	526 250	538 089 823	749 411	0	0	539 365 [illegible]
Actividades Centrales	0	0	526 250	0	0	0	0	526 250
Mantenimiento	0	0	0	18 680 544	0	0	0	18 680 544
Mantenimiento por Convenio	0	0	0	7 264 333	0	0	0	7 264 333
PROYECTOS	0	0	0	7 264 333	0	0	0	7 264 333
Mantenimiento por Sistema Modular	0	0	0	3 014 916	0	0	0	3 014 916
PROYECTOS	0	0	0	3 014 916	0	0	0	3 014 916
Obras de Conservación Mejorativa - Fase I	0	0	0	1 556 000	0	0	0	1 556 000
PROYECTOS	0	0	0	1 556 000	0	0	0	1 556 000
Obras de Conservación Mejorativa - Fase II	0	0	0	6 134 154	0	0	0	6 134 154
PROYECTOS	0	0	0	6 134 154	0	0	0	6 134 154
Obras de Seguridad Vial en Accesos a Puentes	0	0	0	711 111	0	0	0	711 111
PROYECTOS	0	0	0	711 111	0	0	0	711 111
Construcciones	0	0	0	525 554 523	749 411	0	0	526 303 934
Obras por Convenio con Provincias	0	0	0	2 984 223	749 411	0	0	3 733 634
Asistencia Financiera para Obras en Provincias y Municipios	0	0	0	0	749 411	0	0	749 411
PROYECTOS	0	0	0	2 984 223	0	0	0	2 984 223
Mejoramiento y Recuperación de Rutas - Fase IV	0	0	0	190 311	0	0	0	190 311
PROYECTOS	0	0	0	190 311	0	0	0	190 311
Mejoramiento y Recuperación de Rutas - Fase VI	0	0	0	260 236 961	0	0	0	260 236 961
PROYECTOS	0	0	0	260 236 961	0	0	0	260 236 961
Mejoramiento y Recuperación de Rutas - Fase VII	0	0	0	203 285 61	0	0	0	203 285 61




H. CÁMARA de DIPUTADOS de la NACIÓN

27 1 98


H. SENADO DE LA NACION
FOLIO
155
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
117/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA / INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFERENCIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
PROYECTOS	0	0	0	203.255.613	0	0	0	203.255.613
Mejoramiento y Reposición de Rutas - Fase VIII	0	0	0	58.877.717	0	0	0	58.877.717
PROYECTOS	0	0	0	58.877.717	0	0	0	58.877.717
Sistema de Contratos de Recuperación y Mantenimiento	0	0	0	93.854.858	0	0	0	93.854.858
CREMA III (2º Préstamo "Gestión de Activos Viales")	0	0	0	50.000	0	0	0	50.000
PROYECTOS	0	0	0	50.000	0	0	0	50.000
CREMA IV	0	0	0	85.893.573	0	0	0	85.893.573
PROYECTOS	0	0	0	85.893.573	0	0	0	85.893.573
CREMA V	0	0	0	7.911.285	0	0	0	7.911.285
PROYECTOS	0	0	0	7.911.285	0	0	0	7.911.285
Ente Nacional de Obras Hídricas de Saneamiento	0	0	0	15.000.000	54.300.414	0	0	69.300.414
Asistencia Técnico - Financiera y Desarrollo de Infraestructura para el Saneamiento	0	0	0	15.000.000	54.300.414	0	0	69.300.414
Expansión de Redes de Agua y Cloacas - PAEI	0	0	0	0	54.300.414	0	0	54.300.414
Desarrollo de Infraestructura de Agua Potable	0	0	0	7.500.000	0	0	0	7.500.000
PROYECTOS	0	0	0	7.500.000	0	0	0	7.500.000
Desarrollo de Infraestructura Cloacal	0	0	0	7.500.000	0	0	0	7.500.000
PROYECTOS	0	0	0	7.500.000	0	0	0	7.500.000
Ministerio de Educación	0	0	0	0	1.316.950.521	0	0	1.316.950.521
Ministerio de Educación	0	0	0	0	1.316.950.521	0	0	1.316.950.521
Desarrollo de la Educación Superior	0	0	0	0	815.305.922	0	0	815.305.922
Financiamiento de Acciones de Ciencia y Técnica en Universidades Nacionales	0	0	0	0	2.358.590	0	0	2.358.590
Financiamiento de Acciones de Educación y Cultura en Universidades Nacionales	0	0	0	0	796.760.141	0	0	796.760.141
Financiamiento de Acciones de Salud en Universidades Nacionales	0	0	0	0	16.188.191	0	0	16.188.191
Gestión Educativa	0	0	0	0	93.576.060	0	0	93.576.060
Acciones Especiales	0	0	0	0	1.784.000	0	0	1.784.000
Acciones de Apoyo a la Oferta Educativa - PROMEDU IV - BID AR-L 1180	0	0	0	0	1.568.460	0	0	1.568.460
Acciones en Educación para Adultos	0	0	0	0	660.000	0	0	660.000
Dirección y Coordinación	0	0	0	0	1.287.000	0	0	1.287.000
Gestión Curricular y Pedagógica en Otras Modalidades de la Educación	0	0	0	0	1.570.000	0	0	1.570.000
Gestión Curricular y Pedagógica en el Nivel Inicial	0	0	0	0	6.570.000	0	0	6.570.000
Gestión Curricular y Pedagógica en el Nivel Primario	0	0	0	0	44.718.000	0	0	44.718.000






H. SENADO DE LA NACION
FOLIO
156
MESA DE ENTRADAS

27 1 98

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
118/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO

(en pesos)

INCISO UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Gestión Curricular y Pedagógica en el Nivel Secundario	0	0	0	0	18.100.000	0	0	[illegible]
Plan de Enseñanza de las Ciencias - PROMEDU IV - BID AR-L 1180	0	0	0	0	1.244.600	0	0	1.244.600
Plan de Finalización de Estudios Primarios y Secundarios (FINES)	0	0	0	0	13.324.000	0	0	13.324.000
Proyecto de Mejoramiento de Educación Rural - BIRF 8452- AR - PROMER II	0	0	0	0	450.000	0	0	450.000
Información y Evaluación de la Calidad Educativa	0	0	0	0	1.884.673	0	0	1.884.673
Evaluación Educativa	0	0	0	0	1.642.584	0	0	1.642.584
Información Educativa	0	0	0	0	242.089	0	0	242.089
Acciones Compensatorias en Educación	0	0	0	0	33.704.665	0	0	33.704.665
Acciones de Apoyo a la Demanda Educativa - PROMEDU IV	0	0	0	0	568.000	0	0	568.000
Apoyo y Acompañamiento a Escuelas Albergues	0	0	0	0	230.000	0	0	230.000
Apoyo y Acompañamiento a Escuelas Primarias	0	0	0	0	9.052.000	0	0	9.052.000
Apoyo y Acompañamiento a Escuelas Secundarias	0	0	0	0	8.688.000	0	0	8.688.000
Apoyo y Acompañamiento a Escuelas de Educación Especial	0	0	0	0	265.000	0	0	265.000
Dirección y Coordinación	0	0	0	0	14.901.665	0	0	14.901.665
Infraestructura y Equipamiento	0	0	0	0	54.474.757	0	0	54.474.757
Construcción y Equipamiento Escolar - BIRF 8452- AR - PROMER II	0	0	0	0	2.000.000	0	0	2.000.000
Dirección y Coordinación	0	0	0	0	1.112.800	0	0	1.112.800
Dotación de Servicios Básicos a Escuelas	0	0	0	0	128.400	0	0	128.400
Equipamiento	0	0	0	0	3.583.467	0	0	3.583.467
Obras Escolares	0	0	0	0	42.407.457	0	0	42.407.457
Obras para la Implementación de Escuelas de Jornada Extendida	0	0	0	0	5.242.633	0	0	5.242.633
Innovación y Desarrollo de la Formación Tecnológica	0	0	0	0	75.028.752	0	0	75.028.752
Aplicación del Fondo Nacional para la Educación Técnico Profesional	0	0	0	0	72.965.552	0	0	72.965.552
Articulación del Sistema Educativo con el Sistema Productivo	0	0	0	0	28.000	0	0	28.000
Desarrollo del Centro Nacional de Educación Técnica	0	0	0	0	1.719.200	0	0	1.719.200
Transformación de la Educación Técnico Profesional	0	0	0	0	1.316.000	0	0	1.316.000


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
119/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA / INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Planeamiento Educativo y Fortalecimiento de las Administraciones Provinciales	0	0	0	0	131.200	0	0	131.200
Estudio de Costos Educativos	0	0	0	0	131.200	0	0	131.200
[illegible] de la Calidad Educativa	0	0	0	0	1.000.000	0	0	1.000.000
Mejoramiento del Sistema Educativo - BIRF 8452- AR - PROMER II	0	0	0	0	1.000.000	0	0	1.000.000
Acciones de Formacion Docente	0	0	0	0	14.398.375	0	0	14.398.375
Desarrollo Institucional	0	0	0	0	5.857.000	0	0	5.857.000
Formación e Investigación	0	0	0	0	8.541.375	0	0	8.541.375
Fondo Nacional de Incentivo Docente y Compensaciones Salariales	0	0	0	0	226.445.077	0	0	226.445.077
Compensaciones Salariales	0	0	0	0	116.931.524	0	0	116.931.524
Fondo Nacional de Incentivo Docente	0	0	0	0	109.513.553	0	0	109.513.553
Ministerio de Trabajo, Empleo y Seguridad Social	4.785.343	0	294.628	100.000	5.246.438.339	0	0	5.251.618.310
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	0	100.000	204.420.000	0	0	204.520.000
Acciones de Empleo	0	0	0	0	146.050.000	0	0	146.050.000
Acciones de Empleo	0	0	0	0	105.950.000	0	0	105.950.000
Acciones de Empleo	0	0	0	0	105.400.000	0	0	105.400.000
Apoyo a las Empresas Autogestionadas por sus Trabajadores - Proyecto PNUD ARG 06/001	0	0	0	0	550.000	0	0	550.000
Seguro de Capacitación y Empleo	0	0	0	0	40.100.000	0	0	40.100.000
Seguro de Capacitación y Empleo	0	0	0	0	40.100.000	0	0	40.100.000
Regularización del Trabajo	0	0	0	100.000	0	0	0	100.000
PROYECTOS	0	0	0	100.000	0	0	0	100.000
Acciones de Capacitacion Laboral	0	0	0	0	57.070.000	0	0	57.070.000
Acciones de Capacitacion	0	0	0	0	5.600.000	0	0	5.600.000
Apoyo a la Orientación, Formación e Inclusión Laboral de Jovenes (BIRF 2013-0)	0	0	0	0	51.470.000	0	0	51.470.000
Sistema Federal de Empleo	0	0	0	0	1.300.000	0	0	1.300.000
Sistema Federal de Empleo	0	0	0	0	1.300.000	0	0	1.300.000
Administración Nacional de la Seguridad Social	0	0	0	0	5.039.250.000	0	0	5.039.250.000
Prestaciones Previsionales	0	0	0	0	2.130.400.000	0	0	2.130.400.000
Prestaciones Previsionales del Régimen de Reparto	0	0	0	0	1.431.280.000	0	0	1.431.280.000
Prestaciones Previsionales del Régimen de Reparto	0	0	0	0	1.431.280.000	0	0	1.431.280.000
Prestaciones Previsionales por Moratoria Previsional	0	0	0	0	699.120.000	0	0	699.120.000
Prestaciones Previsionales por Moratoria Previsional	0	0	0	0	699.120.000	0	0	699.120.000
[illegible] a [illegible] Previsionales	0	0	0	0	5.500.000	0	0	5.500.000


H. SENADO DE LA NACION
FOLIO
158
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
120/.

CAPITULO I
Planilla N°18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFERENCIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Seguro de Desempleo	0	0	0	0	2.570.000	0	0	2.570.000
Asignaciones Familiares	0	0	0	0	700.950.000	0	0	700.960.000
Asignaciones Familiares Activos	0	0	0	0	221.030.000	0	0	221.030.000
Asignaciones Familiares Activos	0	0	0	0	221.030.000	0	0	221.030.000
Asignaciones Familiares Pasivos	0	0	0	0	59.720.000	0	0	59.720.000
Asignaciones Familiares Pasivos	0	0	0	0	59.720.000	0	0	59.720.000
Asignación Universal para Protección Social	0	0	0	0	408.110.000	0	0	408.110.000
Asignación Universal para Protección Social	0	0	0	0	408.110.000	0	0	408.110.000
Asignaciones Familiares Sector Publico Nacional	0	0	0	0	12.000.000	0	0	12.000.000
Asignaciones Familiares Sector Público Nacional	0	0	0	0	12.000.000	0	0	12.000.000
Atención Ex-Cajas Provinciales	0	0	0	0	2.025.250.000	0	0	2.025.250.000
Atención Pensiones Ex-Combatientes y Régimen Reparatorio Ley N°26.913	0	0	0	0	7.620.000	0	0	7.620.000
Atención Pensiones Ex-Combatientes	0	0	0	0	7.520.000	0	0	7.520.000
Programa de Respaldo a Estudiantes de Argentina – PROGRESAR	0	0	0	0	86.720.000	0	0	86.720.000
Transferencias y Contribuciones a la Seguridad Social y Organismos Descentralizados	0	0	0	0	90.030.000	0	0	90.030.000
Transferencias al Instituto Nacional de Servicios Sociales para Jubilados y Pensionados	0	0	0	0	90.030.000	0	0	90.030.000
Transferencias al Instituto Nacional de Servicios Sociales para Jubilados y Pensionados	0	0	0	0	90.030.000	0	0	90.030.000
Registro Nacional de Trabajadores y Empleadores Agrarios (RENATEA)	4.795.343	0	294.528	0	2.758.339	0	0	7.848.310
Acciones de Abordaje Integral del Empleo Agrario	4.795.343	0	294.528	0	2.758.339	0	0	7.848.310
Capacitación y Formación del Sector Agrario	310.474	0	0	0	0	0	0	310.474
Desarrollo y Gestión Territorial	3.192.353	0	294.528	0	0	0	0	3.486.881
Fiscalización del Trabajo Agrario	627.034	0	0	0	0	0	0	627.034
Formalización y Registro del Sector Agrario	316.560	0	0	0	0	0	0	316.560
Prestaciones Sociales	339.022	0	0	0	2.758.339	0	0	3.097.361
Ministerio de Salud	3.040.950	0	516.525	0	247.096.217	0	0	250.653.692
Ministerio de Salud	3.040.950	0	406.525	0	236.151.638	0	0	239.599.113
Actividades Centrales	1.736.526	0	0	0	0	0	0	1.736.526
Coordinación de Delegaciones Sanitarias Federales	1.736.526	0	0	0	0	0	0	1.736.526
Atención de la Madre y el Niño	0	0	0	0	57.775.138	0	0	57.775.138
Desarrollo de Seguros Públicos de Salud (BIRF 8062-AR)	0	0	0	0	57.775.138	0	0	57.775.138
Desarrollo de Seguros Públicos de Salud (BIRF 8062-AR)	0	0	0	0	57.775.138	0	0	57.775.138


ARGENTINA


CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA

27 198



H. SENADO DE LA NACIÓN
FOLIO
159
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
121/.

CAPITULO I
Planilla N°18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Prevención y Control de Enfermedades Inmunoprevenibles	0	0	0	0	[illegible]	0	0	[illegible]
Normalización, Suministro y Supervisión de Vacunaciones	0	0	0	0	450 000	0	0	450 000
Planificación, Control, Regulación y Fiscalización de la Política de Salud	1 083 583	0	0	0	0	0	0	1 083 583
Salud Ocupacional	1 083 583	0	0	0	0	0	0	1 083 583
Detección y Tratamiento de Enfermedades Crónicas y Factores de Riesgo para la Salud	0	0	0	0	13 307 01[illegible]	0	0	13 307 01[illegible]
Protección de la Población Vulnerable contra Enfermedades Crónicas no Transmisibles (BIRF [illegible]-AR)	0	0	0	0	13 307 01[illegible]	0	0	13 307 01[illegible]
Cobertura de Emergencias Sanitarias	220 751	0	0	0	0	0	0	220 751
Reforma del Sector Salud (BID 1903/OC-AR y 2788/OC-AR)	0	0	0	0	8 613 465	0	0	8 613 465
Reforma del Sector Salud (BID 1903/OC-AR y 2788/OC-AR)	0	0	0	0	8 613 465	0	0	8 613 465
Atención Médica a los Beneficiarios de Pensiones no Contributivas	0	0	0	0	54 700 000	0	0	54 700 000
Funciones Esenciales de Salud Pública (BIRF 7993-AR)	0	0	0	0	2 318 916	0	0	2 318 916
Funciones Esenciales de Salud Pública (BIRF 7993-AR)	0	0	0	0	2 318 916	0	0	2 318 916
Desarrollo de Estrategias en Salud Familiar y Comunitaria	0	0	408 525	0	4 632 779	0	0	5 039 304
Prevención y Control de Enfermedades Crónicas y Riesgos para la Salud	0	0	0	0	231 700	0	0	231 700
Prevención Epidemiológica y Control de Enfermedades Agudas	0	0	0	0	231 700	0	0	231 700
Erogaciones Figurativas y Transferencias Varias	0	0	0	0	94 113 717	0	0	94 113 717
Transferencias Varias	0	0	0	0	94 113 717	0	0	94 113 717
Transferencias Varias	0	0	0	0	94 113 717	0	0	94 113 717
Servicio Nacional de Rehabilitación	0	0	110 000	0	0	0	0	110 000
Prevención y Control de las Discapacidades	0	0	110 000	0	0	0	0	110 000
Prevención y Control de las Discapacidades	0	0	110 000	0	0	0	0	110 000
Superintendencia de Servicios de Salud	0	0	0	0	10 944 42[illegible]	0	0	10 944 42[illegible]
Asistencia Financiera a Agentes del Seguro de Salud	0	0	0	0	10 944 42[illegible]	0	0	10 944 42[illegible]
Ministerio de Desarrollo Social	0	0	0	0	978 621 371	0	0	978 621 371
Ministerio de Desarrollo Social	0	0	0	0	978 621 371	0	0	978 621 371
Pensiones no Contributivas	0	0	0	0	957 446 100	0	0	957 446 100



CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA



H. CÁMARA DE DIPUTADOS DE LA NACIÓN
PRESIDENCIA

77198



H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
122/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFERENCIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Atención de Pensiones no Contributivas	0	0	0	0	657.448.100	0	0	657.448.100
Seguridad Alimentaria	0	0	0	0	21.173.271	0	0	21.173.271
Asistencia Alimentaria Federal, Focalizada y Promoción de Emprendimientos Productivos Alimentarios	0	0	0	0	9.564.257	0	0	9.564.257
Comedores Escolares	0	0	0	0	11.609.014	0	0	11.609.014
Obligaciones a Cargo del Tesoro	0	0	0	0	1.857.900.000	0	0	1.857.900.000
Obligaciones a Cargo del Tesoro	0	0	0	0	1.857.900.000	0	0	1.857.900.000
Fondo Federal Solidario	0	0	0	0	357.900.000	0	0	357.900.000
Asistencia Financiera a Provincias y Municipios	0	0	0	0	1.010.000.000	0	0	1.010.000.000
Asistencia Financiera a Provincias	0	0	0	0	1.010.000.000	0	0	1.010.000.000
Otras Asistencias Financieras	0	0	0	0	490.000.000	0	0	490.000.000
Asistencia Educación y Cultura	0	0	0	0	490.000.000	0	0	490.000.000
TOTAL	444.990.382	7.839.737	19.035.514	703.141.769	10.492.432.823	0	0	11.667.720.228





27 198


H. SENADO DE LA NACION
FOLIO
161
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
123/.

CAPITULO I
Planilla
N°18

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACION GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA / INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFERENCIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Provincia de San Juan	726 601 771	65 337 418	63 780 [illegible]	291 466 836	17 943 357 25[illegible]	0	0	19 202 567 379
Ministerio Público	15 206 922	113 741	350 121	0	0	0	0	15 679 784
Ministerio Público	15 206 922	113 741	350 121	0	0	0	0	15 679 784
Ejercicio de la Acción Pública y Defensa de la Legalidad	8 182 513	0	0	0	0	0	0	8 182 513
Procuración General	8 182 513	0	0	0	0	0	0	8 182 513
Representación, Defensa y Curatela Pública Oficial	7 024 410	113 741	350 121	0	0	0	0	7 497 272
Representación, Defensa y Curatela Pública Oficial	7 024 410	113 741	350 121	0	0	0	0	7 497 272
Ministerio del Interior y Transporte	5 653 853	83 950	1 879 620	30 000	0	0	0	7 647 423
Dirección Nacional de Migraciones	5 653 853	83 950	1 879 620	30 000	0	0	0	7 647 423
Control de Ingresos y Egresos de Personas en el Territorio Nacional	5 653 853	83 950	1 879 620	30 000	0	0	0	7 647 423
Ministerio de Seguridad	425 378 368	12 820 81[illegible]	9 129 040	0	131 174 08[illegible]	0	0	579 297 31[illegible]
Policía Federal Argentina	425 378 368	12 820 81[illegible]	9 129 040	0	84 190 524	0	0	532 313 75[illegible]
Seguridad Federal	63 190 000	315 000	182 000	0	0	0	0	63 637 000
Protección de Objetivos Nacionales y Despliegue Interior	63 190 000	315 000	182 000	0	0	0	0	63 637 000
Actividades Centrales	6 786 992	19 533	50 045	0	0	0	0	6 856 570
Servicios de Inteligencia	6 786 992	19 533	50 045	0	0	0	0	6 856 570
Formación y Capacitación de la Gendarmería Nacional	99 400 454	10 035 202	5 422 204	0	0	0	0	114 857 860
Capacitación del Personal	1 186 134	72 750	0	0	0	0	0	1 258 884
Coordinación y Evaluación	76 259 243	9 962 452	5 365 800	0	0	0	0	91 591 495
Formación del Personal	21 951 077	0	56 404	0	0	0	0	22 007 481
Asistencia Sanitaria de la Gendarmería Nacional	12 956 445	0	33 096	0	0	0	0	12 989 541
Asistencia Sanitaria al Personal y su Familia	12 956 445	0	33 096	0	0	0	0	12 989 541
Atención de Pensionados de la Gendarmería Nacional	0	0	0	0	84 190 524	0	0	84 190 524
Seguridad en Fronteras	210 326 713	2 223 384	3 130 669	0	0	0	0	215 680 745
Atención de Pasos de Frontera	0	62 777	295 880	0	0	0	0	358 657
Control de Fronteras y Servicio de Policía y Judicial	206 036 849	2 170 567	2 834 789	0	0	0	0	211 042 222
Servicios de Apoyo de Aviación y Policía Científica	4 289 864	0	0	0	0	0	0	4 289 864
Operaciones Complementarias de Seguridad Interior	21 716 898	17 712	322 035	0	0	0	0	22 056 445
Acciones de Seguridad Vial	21 716 898	17 712	44 900	0	0	0	0	21 779 31[illegible]
Operaciones Especiales de Seguridad	0	0	277 135	0	0	0	0	277 135


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
124/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA / INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Seguridad Aeroportuaria	12 028 066	0	0	0	0	0	0	12 028 066
Servicio de Seguridad Aeroportuaria Preventiva	12 028 066	0	0	0	0	0	0	12 028 066
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	0	0	0	46 983 564	0	0	46 983 564
Administración de Beneficios Previsionales	0	0	0	0	46 983 564	0	0	46 983 564
Administración Pasividades	0	0	0	0	46 983 564	0	0	46 983 564
Ministerio de Defensa	116 680 459	883 077	639 473	4 791 466	117 471 862	0	0	242 466 334
Estado Mayor General del Ejército	118 690 456	883 077	639 473	0	0	0	0	120 203 006
Alistamiento Operacional	112 989 607	883 077	639 473	0	0	0	0	114 512 157
Apoyo al Alistamiento Operacional	108 833 310	763 533	552 904	0	0	0	0	110 149 747
Inteligencia Operacional Táctica	4 156 299	119 544	86 569	0	0	0	0	4 362 412
Actividades Centrales	683 441	0	0	0	0	0	0	683 441
Dirección y Conducción	683 441	0	0	0	0	0	0	683 441
Control de Tránsito Aéreo	1 920 293	0	0	0	0	0	0	1 920 293
Conducción y Gestión de Apoyo a la Actividad Aérea Nacional	1 920 293	0	0	0	0	0	0	1 920 293
Capacitación y Formación de la Fuerza Aérea	1 551 086	0	0	0	0	0	0	1 551 086
Conducción, Coordinación y Gestión Central	1 551 086	0	0	0	0	0	0	1 551 086
Servicio Meteorológico Nacional	1 558 027	0	0	0	0	0	0	1 558 027
Dirección General de Fabricaciones Militares	0	0	0	4 791 466	0	0	0	4 791 466
Producción y Comercialización de Bienes y Servicios	0	0	0	4 791 466	0	0	0	4 791 466
PROYECTOS	0	0	0	4 791 466	0	0	0	4 791 466
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	0	0	0	117 471 862	0	0	117 471 862
Prestaciones de Previsión Social	0	0	0	0	117 471 862	0	0	117 471 862
Atención de Beneficiarios con Aportes	0	0	0	0	107 513 185	0	0	107 513 185
Atención de Beneficiarios sin Aportes	0	0	0	0	9 958 677	0	0	9 958 677
Ministerio de Agricultura, Ganadería y Pesca	34 014 047	49 727 067	45 060 211	17 445 957	5 475 934	0	0	151 723 237
Instituto Nacional de Tecnología Agropecuaria	36 341 931	3 780 490	5 478 142	16 756 573	5 475 934	0	0	66 642 857
Actividades Centrales	0	1 045 066	1 256 129	16 380 545	4 844 020	0	0	23 525 816
Conducción y Administración	0	1 043 523	1 252 803	0	4 844 020	0	0	7 140 346
Fortalecimiento del Sistema de Innovación Agropecuaria (BID AR-L Nº 1084)	0	1 543	3 362	0	0	0	0	4 927
PROYECTOS	0	0	0	16 380 545	0	0	0	16 380 545
Investigación Fundamental e Innovaciones Tecnológicas - IFIT	0	1 253 102	50 874	0	0	0	0	1 313 984
Investigación Fundamental e Innovaciones Tecnológicas en Agroindustrias	0	475 288	0	0	0	0	0	475 288
Investigación Fundamental e Innovaciones Tecnológicas en Ciencias Agropecuarias y	0	49 277	82 967	0	0	0	0	82 244


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA



27 198


H. SENADO DE LA NACION
FOLIO
163
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
125/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO

(en pesos)

INCISO / UBIC. GEOGRAFICA / INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Veterinarias								
Investigación Fundamental e Innovaciones Tecnológicas en Estudios Económicos y Sociales	0	715.[illegible]	0	0	0	0	0	715.[illegible]
Investigación Fundamental e Innovaciones Tecnológicas en Recursos Naturales	0	19.806	17.91[illegible]	0	0	0	0	37.716
Investigación Aplicada, Innovación y Transferencias de Tecnologías - AITT	38.341.839	1.462.322	4.171.060	375.829	631.817	0	0	45.003.057
Extensión y Apoyo al Desarrollo Rural	15.804.530	150.352	276.782	0	0	0	0	16.232.083
Investigación Aplicada, Innovación y Transferencias de Tecnologías - AITT	22.537.000	1.331.971	3.894.288	375.829	631.91[illegible]	0	0	28.771.004
Instituto Nacional de Vitivinicultura	15.541.315	252.300	1.872.260	0	0	0	0	17.665.875
Control de Calidad de la Producción Vitivinícola	15.541.315	252.300	1.872.260	0	0	0	0	17.665.875
Fiscalización de Procesos y Prácticas Enológicas y de Alcoholes	15.541.315	252.300	1.872.260	0	0	0	0	17.665.875
Servicio Nacional de Sanidad y Calidad Agroalimentaria	20.130.793	45.664.292	37.709.808	689.584	0	0	0	104.214.477
Acciones para Contribuir a Asegurar la Sanidad y Calidad Agroalimentaria	20.130.793	45.664.292	37.709.808	689.584	0	0	0	104.214.477
Acciones Centrales Técnicas y Administrativas	967.087	0	0	0	0	0	0	967.087
Operaciones Regionales Cuyo	19.163.706	45.664.292	37.709.808	689.584	0	0	0	103.247.390
Ejecución de Acciones de Administración y Dirección	14.604.940	397.508	5.433.807	0	0	0	0	20.436.255
Ejecución de Programas de Inocuidad y Calidad Agroalimentaria	1.759.621	87.397	2.980.383	0	0	0	0	4.829.401
Ejecución de Programas de Protección Vegetal	1.890.07[illegible]	45.007.290	27.654.764	689.584	0	0	0	75.431.715
Ejecución de Programas de Sanidad Animal	909.06[illegible]	130.098	1.640.856	0	0	0	0	2.680.017
Ministerio de Turismo	8.801.112	1.359.150	1.817.600	21.843.100	0	0	0	33.820.960
Ministerio de Turismo	0	0	0	18.300.000	0	0	0	18.300.000
Desarrollo Turístico con Financiamiento Internacional	0	0	0	18.300.000	0	0	0	18.300.000
Desarrollo Turístico en Nuevos Corredores (BID Nº 2606-OC/C)	0	0	0	18.300.000	0	0	0	18.300.000
PROYECTOS	0	0	0	18.300.000	0	0	0	18.300.000
Administración de Parques Nacionales	8.801.110	1.359.150	1.817.800	3.543.100	0	0	0	15.520.960
Conservación y Administración de Áreas Naturales Protegidas	8.801.110	1.359.150	1.817.800	3.543.100	0	0	0	15.520.960
PROYECTOS	0	0	0	2.840.000	0	0	0	2.840.000
Parque Nacional El Leoncito	5.143.734	906.750	919.500	555.000	0	0	0	7.524.984
Gestión Parque Nacional El Leoncito	5.143.734	906.750	919.500	555.000	0	0	0	7.524.984


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA

27 198


H. SENADO DE LA NACION
FOLIO
164
MESA DE ENTRADAS

0015-JGM-15
OD 2388
126/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Parque Nacional San Guillermo	3.657.376	[illegible]	698.100	48.100		0	0	[illegible]
Gestión Parque Nacional San Guillermo	3.657.376	458.400	698.100	48.100		0	0	4.855.976
Ministerio de Planificación Federal, Inversión Pública y Servicios	74.058.197	549.500	4.339.795	247.388.212	1.229.007.35	0	0	1.626.543.225
Ministerio de Planificación Federal, Inversión Pública y Servicios	41.695.038	436.000	2.965.896	547.000	1.139.299.732		0	1.184.943.666
Actividades Comunes a los Programas de Vivienda	0	0	338.896	0	0	0	0	338.896
Recursos Hídricos	0	0	0	0	2.380.657	0	0	2.380.657
Apoyo al Desarrollo de Obras de Drenaje Urbano	0	0	0	0	2.390.655	0	0	2.390.665
Prevención Sísmica	41.695.038	436.000	2.627.000	547.000	12.000		0	45.317.038
PROYECTOS	0	306.000	1.182.000	547.000		0	0	2.035.000
Prevención Sísmica	41.695.038	130.000	1.445.000	0	12.000	0	0	43.282.038
Acciones para el Desarrollo de la Infraestructura Social (BID Nº 2662/OC-AR y FONPLATA AR Nº 21/2014)	0	0	0	0	23.942.251	0	0	23.942.251
Acciones de Mejoramiento Barrial (BID Nº 2662/OC-AR)	0	0		0	23.942.251		0	23.942.251
Desarrollo de la Infraestructura Habitacional "TECHO DIGNO"	0	0		0	815.882.235	0	0	815.882.235
Acciones Complementarias por la Disminución del Déficit Habitacional			0	0	1.222.235		0	1.222.235
Desarrollo de la Infraestructura Habitacional "TECHO DIGNO"		0	0	0	814.550.000		0	814.550.000
Acciones para el Mejoramiento Habitacional e Infraestructura Básica	0	0	0	0	97.487.500		0	97.487.500
Acciones de Mejoramiento Habitacional "MEJOR VIVIR"	0	0	0	0	97.487.500	0		97.487.500
Fortalecimiento Comunitario del Hábitat	0	0	0	0	5.233.370	0	0	5.233.370
Iniciativas Sociales para el Desarrollo Habitacional		0	0	0	758.250	0	0	758.250
Integración Sociocomunitaria	0	0	0	0	4.475.120	0	0	4.475.120
Urbanización de Villas y Asentamientos Precarios	0	0	0	0	92.025.000		0	92.025.000
Urbanización de Villas y Asentamientos Precarios	0	0	0	0	92.025.000	0	0	92.025.000
Formulación, Programación, Ejecución y Control de Obras Públicas	0	0	0		2.400.000	0	0	2.400.000
Asistencia Financiera para Infraestructura Social	0	0	0		2.400.000	0	0	2.400.000
Desarrollo Energético Provincial		0	0	0	70.300.000		0	70.300.000


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA DE DIPUTADOS DE LA NACION


27 198
H. SENADO DE LA NACION
FOLIO
165
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
127/.

CAPITULO I
Planilla N°1B (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS. SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA. JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Fondo Eléctrico de Desarrollo del Interior (FEDEI)	0	0	0	0	45.100.000	0	0	45.100.000
Fondo Nacional de Energía Eléctrica - FSCT60%	0	0	0	0	34.200.000	0	0	34.200.000
Desarrollo de la Infraestructura Productiva (BID Nº 2185/OC-AR, Nº 2929/OC-AR, Nº 2655/OC-AR y Nº S/N y CAF Nº 7352, Nº 8025, Nº 8653; y S/N)	0	0	0	0	25.618.911	0	0	25.618.911
Ejecución de Obras de Infraestructura Vial Productiva Etapa III (BID S/N)	0	0	0	0	11.869.336	0	0	11.869.336
Ejecución de Obras de Infraestructura Vial Productiva II (BID Nº 2655 OC-AR)	0	0	0	0	13.749.575	0	0	13.749.575
Acciones para "Más Escuelas, Mejor Educación" (BID Nº 1345/OC-AR, Nº 1966/OC-AR; Nº 2424/OC-AR; Nº 2940/OC-AR y 3455/OC-AR-3 y CAF Nº 7308)	0	0	0	0	4.017.909	0	0	4.017.909
Ejecución de Obras de Infraestructura Escolar - III Tramo (BID Nº 2940/OC-AR)	0	0	0	0	4.017.909	0	0	4.017.909
Instituto Nacional del Agua	31.678.704	101.600	0	0	0	0	0	31.780.304
Desarrollo de la Ciencia y Técnica del Agua	31.678.704	101.600	0	0	0	0	0	31.780.304
Investigación, Desarrollo y Prestación de Servicios en Recursos Hídricos	31.678.704	101.600	0	0	0	0	0	31.780.304
Dirección Nacional de Vialidad	0	0	1.316.465	219.122.522	119.445.482	0	0	339.884.473
Actividades Centrales	0	0	1.316.465	0	0	0	0	1.316.465
Mantenimiento	0	0	0	13.593.383	0	0	0	13.593.383
Señalamiento	0	0	0	911.567	0	0	0	911.567
PROYECTOS	0	0	0	911.567	0	0	0	911.567
Mantenimiento por Sistema Modular	0	0	0	4.462.403	0	0	0	4.462.403
PROYECTOS	0	0	0	4.462.403	0	0	0	4.462.403
Obras de Conservación Mejorativas - Fase I	0	0	0	583.000	0	0	0	583.000
PROYECTOS	0	0	0	583.000	0	0	0	583.000
Obras de Conservación Mejorativas - Fase II	0	0	0	3.581.393	0	0	0	3.581.393
PROYECTOS	0	0	0	3.581.393	0	0	0	3.581.393
Obras de Seguridad Vial en Acceso a Puentes	0	0	0	3.455.422	0	0	0	3.455.422
PROYECTOS	0	0	0	3.455.422	0	0	0	3.455.422
Construcciones	0	0	0	196.067.739	119.445.482	0	0	315.513.221
Pasos Fronterizos y Corredores de Integración (Préstamo BID Nº 1294)	0	0	0	505.511	0	0	0	505.511
PROYECTOS	0	0	0	505.511	0	0	0	505.511
Obras por Convenio con Provincias	0	0	0	1.000	119.445.482	0	0	119.446.482
Asistencia Financiera para Obras en Provincias y Municipios	0	0	0	0	119.445.482	0	0	119.445.482


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


DIPUTADOS DE LA NACION
PRESIDENCIA


H. SENADO DE LA NACION
FOLIO
166
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
128/.

CAPITULO I
Planilla N°18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA / INST ENT PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
PROYECTOS	0	0	0	1.000	0	0	0	1.000
Obras de Mejoramiento y Reposición de Rutas	0	0	0	2.566.000	0	0	0	2.566.000
PROYECTOS	0	0	0	2.566.000	0	0	0	2.566.000
Obras Mejoramiento y Reconstrucción en Puentes	0	0	0	111.111	0	0	0	111.111
PROYECTOS	0	0	0	111.111	0	0	0	111.111
Mejoramiento y Reposición de Rutas - Fase II	0	0	0	222.222	0	0	0	222.222
PROYECTOS	0	0	0	222.222	0	0	0	222.222
Mejoramiento y Reposición de Rutas - Fase III	0	0	0	126.434.000	0	0	0	126.434.000
PROYECTOS	0	0	0	126.434.000	0	0	0	126.434.000
Mejoramiento y Reposición de Rutas - Fase IV	0	0	0	4.109.122	0	0	0	4.109.122
PROYECTOS	0	0	0	4.109.122	0	0	0	4.109.122
Mejoramiento y Reposición de Rutas - Fase V	0	0	0	39.924.121	0	0	0	39.924.121
PROYECTOS	0	0	0	39.924.121	0	0	0	39.924.121
Mejoramiento y Reposición de Rutas - Fase VI	0	0	0	7.893.470	0	0	0	7.893.470
PROYECTOS	0	0	0	7.893.470	0	0	0	7.893.470
Mejoramiento y Reposición de Rutas - Fase VII	0	0	0	1.968.254	0	0	0	1.968.254
PROYECTOS	0	0	0	1.968.254	0	0	0	1.968.254
Mejoramiento y Reposición de Rutas - Fase VIII	0	0	0	10.686.929	0	0	0	10.686.929
PROYECTOS	0	0	0	10.686.929	0	0	0	10.686.929
Mejoramiento y Reposición de Rutas Fase IX	0	0	0	1.556.000	0	0	0	1.556.000
PROYECTOS	0	0	0	1.556.000	0	0	0	1.556.000
Sistema de Contratos de Recuperación y Mantenimiento	0	0	0	9.461.400	0	0	0	5.461.400
CREMA II (Préstamo 4295)	0	0	0	1.742.000	0	0	0	1.742.000
PROYECTOS	0	0	0	1.742.000	0	0	0	1.742.000
CREMA III (BP Préstamo "Gestión de Activos Viales")	0	0	0	901.000	0	0	0	901.000
PROYECTOS	0	0	0	901.000	0	0	0	901.000
CREMA IV	0	0	0	3.841.200	0	0	0	3.841.200
PROYECTOS	0	0	0	3.841.200	0	0	0	3.841.200
CREMA V	0	0	0	2.977.200	0	0	0	2.977.200
PROYECTOS	0	0	0	2.977.200	0	0	0	2.977.200
Ente Nacional de Obras Hídricas de Saneamiento	0	0	0	27.718.790	43.462.137	0	0	68.180.927
Asistencia Técnico - Financiera y Desarrollo de Infraestructura para el Saneamiento	0	0	0	27.718.790	43.462.137	0	0	68.180.927
Agua Potable y Saneamiento para Centros Urbanos Chicos - PROAS (BID Nº 1895)	0	0	0	0	23.150.000	0	0	23.150.000
Expansiones de Agua Potable y Cloaca con Cooperativas de Trabajo	0	0	0	0	4.901.325	0	0	4.901.325
Expansión de Redes de Agua y Cloacas - PAST	0	0	0	0	12.410.912	0	0	12.410.912


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


H. CAMARA de DIPUTADOS de la NACION
PRESIDENCIA

27 198


H. SENADO DE LA NACION
FOLIO
167
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
129/.

CAPITULO I
Planilla N°18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA / INST.ENT.PROG.SPROG.ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFERENCIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Desarrollo de Infraestructura de Agua Potable y Saneamiento	0	0	0	27.718.790	0	0	0	27.718.790
PROYECTOS	0	0	0	27.718.790	0	0	0	27.718.790
Ente Nacional Regulador del Gas	684.459	12.000	57.400	0	0	0	0	753.859
Regulación del Transporte y Distribución de Gas	684.459	12.000	57.400	0	0	0	0	753.859
Regulación del Transporte y Distribución de Gas	684.459	12.000	57.400	0	0	0	0	753.859
Ministerio de Educación	0	0	0	0	2.251.346.832	0	0	2.251.346.832
Ministerio de Educación	0	0	0	0	2.251.346.832	0	0	2.251.346.832
Desarrollo de la Educación Superior	0	0	0	0	1.517.557.997	0	0	1.517.557.997
Financiamiento de Acciones de Ciencia y Técnica en Universidades Nacionales	0	0	0	0	5.160.067	0	0	5.160.067
Financiamiento de Acciones de Educación y Cultura en Universidades Nacionales	0	0	0	0	1.512.397.930	0	0	1.512.397.930
Gestión Educativa	0	0	0	0	187.740.120	0	0	187.740.120
Acciones Especiales	0	0	0	0	3.566.000	0	0	3.566.000
Acciones de Apoyo a la Oferta Educativa - PROMEDU IV - BID AR-L 1180	0	0	0	0	2.824.920	0	0	2.824.920
Acciones en Educación para Adultos	0	0	0	0	1.320.000	0	0	1.320.000
Dirección y Coordinación	0	0	0	0	2.574.000	0	0	2.574.000
Gestión Curricular y Pedagógica en Otras Modalidades de la Educación	0	0	0	0	3.740.000	0	0	3.740.000
Gestión Curricular y Pedagógica en el Nivel Inicial	0	0	0	0	17.140.000	0	0	17.140.000
Gestión Curricular y Pedagógica en el Nivel Primario	0	0	0	0	90.336.000	0	0	90.336.000
Gestión Curricular y Pedagógica en el Nivel Secundario	0	0	0	0	36.200.000	0	0	36.200.000
Plan de Enseñanza de las Ciencias - PROMEDU IV - BID AR-L 1180	0	0	0	0	2.489.200	0	0	2.489.200
Plan de Finalización de Estudios Primarios y Secundarios (FINES)	0	0	0	0	25.648.000	0	0	25.648.000
Proyecto de Mejoramiento de Educación Rural - BIRF 8452- AR - PROMER II	0	0	0	0	900.000	0	0	900.000
Información y Evaluación de la Calidad Educativa	0	0	0	0	1.884.677	0	0	1.884.677
Evaluación Educativa	0	0	0	0	1.642.587	0	0	1.642.587
Información Educativa	0	0	0	0	242.090	0	0	242.090
Acciones Compensatorias en Educación	0	0	0	0	35.253.665	0	0	35.253.665
Acciones de Apoyo a la Demanda Educativa - PROMEDU IV	0	0	0	0	633.000	0	0	633.000
Apoyo y Acompañamiento a Escuelas	0	0	0	0	230.000	0	0	230.000


CONGRESO DE LA NACION ARGENTINA
H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA

27198


H. SENADO DE LA NACION
FOLIO
168
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
130/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO UBIC. GEOGRAFICA INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Albergues								
Apoyo y Acompañamiento a Escuelas Primarias	0	0	0	0	10.552.000	0	0	10.552.000
Apoyo y Acompañamiento a Escuelas Secundarias	0	0	0	0	8.688.000	0	0	8.688.000
Apoyo y Acompañamiento a Escuelas de Educación Especial	0	0	0	0	295.000	0	0	295.000
Dirección y Coordinacion	0	0	0	0	14.901.665	0	0	14.901.665
Infraestructura y Equipamiento	0	0	0	0	77.581.909	0	0	77.581.909
Construcción y Equipamiento Escolar - BIRF 8452- AR - PROMER II	0	0	0	0	5.000.000	0	0	5.000.000
Dirección y Coordinación	0	0	0	0	1.539.200	0	0	1.539.200
Dotación de Servicios Basicos a Escuelas	0	0	0	0	177.600	0	0	177.600
Equipamiento	0	0	0	0	4.955.571	0	0	4.955.571
Obras Escolares	0	0	0	0	58.657.043	0	0	58.657.043
Obras para la Implementación de Escuelas de Jornada Extendida	0	0	0	0	7.251.492	0	0	7.251.492
Innovación y Desarrollo de la Formación Tecnológica	0	0	0	0	101.291.212	0	0	101.291.212
Aplicación del Fondo Nacional para la Educación Técnico Profesional	0	0	0	0	97.200.592	0	0	97.200.592
Articulación del Sistema Educativo con el Sistema Productivo	0	0	0	0	37.300	0	0	37.300
Desarrollo del Centro Nacional de Educación Técnica	0	0	0	0	2.290.220	0	0	2.290.220
Transformación de la Educacion Técnico Profesional	0	0	0	0	1.753.100	0	0	1.753.100
Planeamiento Educativo y Fortalecimiento de las Administraciones Provinciales	0	0	0	0	154.200	0	0	154.200
Estudio de Costos Educativos	0	0	0	0	154.200	0	0	154.200
Mejoramiento de la Calidad Educativa	0	0	0	0	1.400.000	0	0	1.400.000
Mejoramiento del Sistema Educativo - BIRF 8452- AR - PROMER II	0	0	0	0	1.400.000	0	0	1.400.000
Acciones de Formación Docente	0	0	0	0	17.605.750	0	0	17.605.750
Desarrollo Institucional	0	0	0	0	8.459.000	0	0	8.459.000
Formacion e Investigación	0	0	0	0	9.146.750	0	0	9.146.750
Fondo Nacional de Incentivo Docente y Compensaciones Salariales	0	0	0	0	310.871.305	0	0	310.871.305
Compensaciones Salariales	0	0	0	0	179.079.094	0	0	179.079.094
Fondo Nacional de Incentivo Docente	0	0	0	0	131.792.211	0	0	131.792.211
Ministerio de Trabajo, Empleo y Seguridad Social	4.190.715	0	294.629	0	11.523.556.118	0	0	11.528.041.462
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	0	0	464.415.000	0	0	464.415.000


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA
H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA

27 1 98


H. SENADO DE LA NACION
FOLIO
169
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
131/.

CAPITULO I
Planilla N°18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO

(en pesos)

INCISO / UBIC. GEOGRAFICA / INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Acciones de Empleo	0	0	0	0	213.100.000	0	0	213.100.000
Acciones de Empleo	0	0	0	0	152.890.000	0	0	152.890.000
Acciones de Empleo	0	0	0	0	150.680.000	0	0	150.680.000
Apoyo a las Empresas Autogestionas por sus Trabajadores – Proyecto PNUD ARG 08/001	0	0	0	0	2.210.000	0	0	2.210.000
Seguro de Capacitación y Empleo	0	0	0	0	60.210.000	0	0	60.210.000
Seguro de Capacitación y Empleo	0	0	0	0	60.210.000	0	0	60.210.000
Acciones de Capacitación Laboral	0	0	0	0	249.675.000	0	0	249.675.000
Acciones de Capacitación	0	0	0	0	7.900.000	0	0	7.900.000
Apoyo a la Orientación, Formación e Inclusión Laboral de Jovenes (BIRF 231340)	0	0	0	0	56.385.000	0	0	56.385.000
Orientación, Formación e Inclusión Laboral de Jóvenes	0	0	0	0	185.390.000	0	0	185.390.000
Sistema Federal de Empleo	0	0	0	0	1.640.000	0	0	1.640.000
Sistema Federal de Empleo	0	0	0	0	1.640.000	0	0	1.640.000
Administración Nacional de la Seguridad Social	0	0	0	0	11.056.330.000	0	0	11.056.330.000
Prestaciones Previsionales	0	0	0	0	6.600.130.000	0	0	6.600.130.000
Prestaciones Previsionales del Régimen de Reparto	0	0	0	0	3.834.260.000	0	0	3.834.260.000
Prestaciones Previsionales del Régimen de Reparto	0	0	0	0	3.834.260.000	0	0	3.834.260.000
Prestaciones Previsionales por Moratoria Previsional	0	0	0	0	2.765.870.000	0	0	2.765.870.000
Prestaciones Previsionales por Moratoria Previsional	0	0	0	0	2.765.870.000	0	0	2.765.870.000
Complementos a las Prestaciones Previsionales	0	0	0	0	14.890.000	0	0	14.890.000
Seguro de Desempleo	0	0	0	0	12.710.000	0	0	12.710.000
Asignaciones Familiares	0	0	0	0	1.733.550.000	0	0	1.733.550.000
Asignaciones Familiares Activos	0	0	0	0	568.540.000	0	0	568.540.000
Asignaciones Familiares Activos	0	0	0	0	568.540.000	0	0	568.540.000
Asignaciones Familiares Pasivos	0	0	0	0	161.460.000	0	0	161.460.000
Asignaciones Familiares Pasivos	0	0	0	0	161.460.000	0	0	161.460.000
Asignación Universal para Protección Social	0	0	0	0	989.710.000	0	0	989.710.000
Asignación Universal para Protección Social	0	0	0	0	989.710.000	0	0	989.710.000
Asignaciones Familiares Sector Público Nacional	0	0	0	0	13.840.000	0	0	13.840.000
Asignaciones Familiares Sector Público Nacional	0	0	0	0	13.840.000	0	0	13.840.000
Atención Ex-Cajas Provinciales	0	0	0	0	2.275.600.000	0	0	2.275.600.000
Atención Pensiones Ex-Combatientes y Régimen Reparatorio Ley Nº26.913	0	0	0	0	31.140.000	0	0	31.140.000
Atención Pensiones Ex-Combatientes	0	0	0	0	31.140.000	0	0	31.140.000


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA
H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA

27 198


H. SENADO DE LA NACION
FOLIO
170
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
132/.

CAPITULO I
Planilla N°18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA / INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFEREN-CIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Programa de Respaldo a Estudiantes de Argentina - PROGRESAR	0	0	0	0	136.740.000	0	0	136.740.000
Transferencias y Contribuciones a la Seguridad Social y Organismos Descentralizados	0	0	0	0	248.770.000	0	0	248.770.000
Transferencias al Instituto Nacional de Servicios Sociales para Jubilados y Pensionados	0	0	0	0	248.770.000	0	0	248.770.000
Transferencias al Instituto Nacional de Servicios Sociales para Jubilados y Pensionados	0	0	0	0	248.770.000	0	0	248.770.000
Registro Nacional de Trabajadores y Empleadores Agrarios (RENATEA)	4.190.715	0	294.629	0	2.811.119	0	0	7.296.463
Acciones de Abordaje Integral del Empleo Agrario	4.190.715	0	294.629	0	2.811.119	0	0	7.296.463
Capacitación y Formación del Sector Agrario	316.560	0	0	0	0	0	0	316.560
Desarrollo y Gestión Territorial	2.553.837	0	294.629	0	0	0	0	2.848.466
Fiscalización del Trabajo Agrario	565.034	0	0	0	0	0	0	565.034
Formalización y Registro del Sector Agrario	514.765	0	0	0	0	0	0	514.765
Prestaciones Sociales	220.528	0	0	0	2.811.119	0	0	3.031.647
Ministerio de Salud	1.623.103	0	442.636	0	272.952.917	0	0	275.018.656
Ministerio de Salud	1.623.103	0	332.636	0	257.477.806	0	0	259.433.545
Actividades Centrales	402.693	0	0	0	0	0	0	402.693
Coordinación de Delegaciones Sanitarias Federales	402.693	0	0	0	0	0	0	402.693
Atención de la Madre y el Niño	0	0	0	0	57.775.136	0	0	57.775.136
Desarrollo de Seguros Públicos de Salud (BIRF 8062-AR)	0	0	0	0	57.775.136	0	0	57.775.136
Desarrollo de Seguros Públicos de Salud (BIRF 8062-AR)	0	0	0	0	57.775.136	0	0	57.775.136
Prevención y Control de Enfermedades Inmunoprevenibles	0	0	0	0	705.000	0	0	705.000
Normatización, Suministro y Supervisión de Vacunaciones	0	0	0	0	705.000	0	0	705.000
Planificación, Control, Regulación y Fiscalización de la Política de Salud	1.012.389	0	0	0	0	0	0	1.012.389
Control Sanitario de Fronteras y Terminales de Transporte	173.249	0	0	0	0	0	0	173.249
Salud Ocupacional	839.140	0	0	0	0	0	0	839.140
Detección y Tratamiento de Enfermedades Crónicas y Factores de Riesgo para la Salud	0	0	0	0	13.307.013	0	0	13.307.013
Protección de la Población Vulnerable contra Enfermedades Crónicas no Transmisibles (BIRF S/N)	0	0	0	0	13.307.013	0	0	13.307.013
Cobertura de Emergencias Sanitarias	208.022	0	0	0	0	0	0	208.022


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA
H. CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA


H. SENADO DE LA NACION
FOLIO
171
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
133/.

CAPITULO I
Planilla N°18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA / INST-ENT-PROG-SPROG-ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFERENCIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Reforma del Sector Salud (BID 1903/OC-AR y 2788/OC-AR)	0	0	0	0	8.613.465	0	0	8.613.465
Reforma del Sector Salud (BID 1903/OC-AR y 2788/OC-AR)	0	0	0	0	8.613.465	0	0	8.613.465
Atencion Médica a los Beneficiarios de Pensiones no Contributivas	0	0	0	0	145.000.000	0	0	145.000.000
Funciones Esenciales de Salud Pública (BIRF 7993-AR)	0	0	0	0	3.643.228	0	0	3.643.228
Funciones Esenciales de Salud Pública (BIRF 7993-AR)	0	0	0	0	3.643.228	0	0	3.643.228
Desarrollo de Estrategias en Salud Familiar y Comunitaria	0	0	132.638	0	8.894.147	0	0	9.026.785
Prevencion y Control de Enfermedades Cronicas y Riesgos para la Salud	0	0	0	0	258.500	0	0	258.500
Prevención Epidemiológica y Control de Enfermedades Agudas	0	0	0	0	258.500	0	0	258.500
Erogaciones Figurativas y Transferencias Varias	0	0	0	0	18.281.317	0	0	18.281.317
Transferencias Varias	0	0	0	0	18.281.317	0	0	18.281.317
Transferencias Varias	0	0	0	0	18.281.317	0	0	18.281.317
Servicio Nacional de Rehabilitación	0	0	110.000	0	0	0	0	110.000
Prevención y Control de las Discapacidades	0	0	110.000	0	0	0	0	110.000
Prevención y Control de las Discapacidades	0	0	110.000	0	0	0	0	110.000
Superintendencia de Servicios de Salud	0	0	0	0	15.475.109	0	0	15.475.109
Asistencia Financiera a Agentes del Seguro de Salud	0	0	0	0	15.475.109	0	0	15.475.109
Ministerio de Desarrollo Social	0	0	0	0	1.630.582.148	0	0	1.630.582.148
Ministerio de Desarrollo Social	0	0	0	0	1.630.582.148	0	0	1.630.582.148
Acciones de Promoción y Protección Social	0	0	0	0	1.700.000	0	0	1.700.000
Asistencia Directa a Organizaciones	0	0	0	0	1.700.000	0	0	1.700.000
Capacitación, Fortalecimiento y Asistencia Técnica	0	0	0	0	100.000	0	0	100.000
Capacitación y Asistencia Técnica	0	0	0	0	100.000	0	0	100.000
Pensiones no Contributivas	0	0	0	0	1.590.020.200	0	0	1.590.020.200
Atención de Pensiones no Contributivas	0	0	0	0	1.590.020.200	0	0	1.590.020.200
Promoción del Empleo Social, Economía Social y Desarrollo Local	0	0	0	0	4.600.000	0	0	4.600.000
Fortalecimiento, Desarrollo y Asistencia de Unidades Económicas y de Servicio	0	0	0	0	4.600.000	0	0	4.600.000
Seguridad Alimentaria	0	0	0	0	34.161.945	0	0	34.161.945
Asistencia Alimentaria Federal, Focalizada y Promocion de Emprendimientos Productivos	0	0	0	0	18.631.375	0	0	18.631.375




H. SENADO DE LA NACION
FOLIO
172
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
134/.

CAPITULO I
Planilla Nº18 (Cont.)

ADMINISTRACION NACIONAL
DETALLE DE PROGRAMAS, SUBPROGRAMAS, Y ACTIVIDADES POR UBICACIÓN GEOGRAFICA, JURISDICCION, SUBJURISDICCION, ENTIDAD E INCISO
(en pesos)

INCISO / UBIC. GEOGRAFICA / INST-ENT-PROG SPROG ACT	GASTOS EN PERSONAL	BIENES DE CONSUMO	SERV. NO PERSONALES	BIENES DE USO	TRANSFERENCIAS	ACTIVOS FINANCIEROS	SERVICIO DE LA DEUDA	TOTAL GENERAL
Alimentarios								
Comedores Escolares	0	0	0	0	15.530.570	0	0	15.530.573
Obligaciones a Cargo del Tesoro	0	0	0	0	711.600.000	0	0	711.900.000
Obligaciones a Cargo del Tesoro	0	0	0	0	711.900.000	0	0	711.900.000
Fondo Federal Solidario	0	0	0	0	584.300.000	0	0	584.200.000
Asistencia Financiera a Provincias y Municipios	0	0	0	0	127.400.000	0	0	127.400.000
Asistencia Financiera a Provincias	0	0	0	0	127.400.000	0	0	127.400.000
Asistencia a Provincias	0	0	0	0	127.400.000	0	0	127.400.000
TOTAL	728.601.771	65.937.416	63.782.104	281.498.838	17.943.367.251	0	0	19.082.587.379


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


CAMARA DE DIPUTADOS DE LA NACION
PRESIDENCIA

27 198


H. SENADO DE LA NACIÓN
FOLIO
173
MESA DE ENTRADAS

H. Cámara de Diputados de la Nación

0015-JGM-15
OD 2388
135/.

Capítulo II
"Planilla Anexa II al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2016	2017	2018	RESTO	TOTAL	AVANCE FÍSICO (en porcentaje) 2016	2017	2018	RESTO	TOTAL
56	604	22	12	48	Ruta Nacional Nº 34 - Variante de Paso por Rafaela	70.000.000	1.750.000	17.500.000		73.500.000	95,24	2,40	2,36	0,00	100,00
56	604	22	13	[illegible]	Conexión Vial Santa Fe - Santo Tomé	100.000.000	4.166.667	83.333.333	312.500.000	500.000.000	[illegible]	0,83	16,67	62,50	100,00
56	604	22	13	35	Ruta Nacional Nº 11 - Recreo - San Justo	100.000.000	4.166.667	63.333.333	322.500.000	500.000.000	20,00	0,83	12,67	66,50	100,00
56	604	22	13	66	Ruta Nacional Nº 25 Duplicación de Calzada - Tramo Trelew - Gaiman - Provincia de Chubut	25.000.000	2.000.000	20.000.000	57.555.556	104.555.556	23,92	2,50	22,16	51,42	100,00
56	604	22	13	61	Ruta Nacional Nº 3 - Variante Circunvalación Autovía Comodoro Rivadavia - Empalme Ruta Nacional Nº 26 - Chubut	150.000.000	2.857.143	57.142.857	139.365.079	349.365.079	42,94	1,43	28,57	27,06	100,00
56	604	22	13		Ruta Nacional Nº 3 - Autovía Trelew-Puerto Madryn	35.000.000	20.000.000	21.500.000	57.500.000	134.000.000	42,94	1,43	28,57	27,06	100,00
56	604	22	13		Ruta Provincial Nº 56 -Ruta Nacional Nº 40 - Alto Río Senguer- Empalme RP 20 Provincia de Chubut	10.000.000	3.500.000	2.500.000	3.500.000	19.500.000	42,94	1,43	28,57	27,06	100,00
56	604	22	13		Ruta Provincial Nº 19 -Río Pico- Empalme Ruta Nacional Nº 40-Segunda Sección Provincia de Chubut	15.000.000	4.500.000	2.000.000	23.350.000	44.850.000	42,94	1,43	28,57	27,06	100,00
56	604	22	13		Pavimentación Acceso Cholila- Provincia de Chubut	15.000.000	2.000.000	2.000.000	1.770.000	20.770.000	42,94	1,43	28,57	27,06	100,00
56	604	22	13		Ruta Provincial Nº 12-Empalme Ruta Provincial Nº 14- Gualjaina-Empalme RP 40-Provincia de Chubut	15.000.000	5.000.000	5.000.000	4.760.000	29.760.000	42,94	1,43	28,57	27,06	100,00
56	604	22	13		Ruta Provincial Nº 71 -Tramo Portada Norte Parque Nacional Los Alerces- Villa Futalaufquen- Provincia de Chubut	20.000.000	20.000.000	1.000	1.000	40.002.000	42,94	1,43	28,57	27,06	100,00
56	604	22	15	11	Ruta Nacional Nº 7 - Autovía San Andrés de Giles - Junín - Sección III	90.000.000	50.000.000	64.000.000	184.088.889	388.088.889	42,94	1,43	28,57	27,06	100,00
56	604	22	15	11	Ruta Nacional Nº 7 - Autovía San Andrés de Giles - Junín - [illegible] IV	100.000.000	45.000.000	68.000.000	189.216.667	400.216.667	42,94	1,43	28,57	27,06	100,00
56	604	22	15	11	Ruta Nacional Nº 7 - Autovía San Andrés de Giles - Junín - Sección V	180.000.000	79.465.880	80.519.292	576.096.539	916.081.711	25,00	75,00	0,00	0,00	100,00
56	604	22	14	64	Ruta Nacional Nº 33 Autovía Rufino - Rosario Sección II - Acceso a San Eduardo Km. 607,92 - Acceso a Chovet Km. 670,52	98.401.689	9.328.571	58.571.429	369.098.311	550.000.000	99,00	1,00	0,00	0,00	100,00
56	604	22	11		Construcción de Circunvalación a la ciudad de Gualeguay	100.000.000	1.000			101.000.000	99,00	1,00	0,00	0,00	100,00
56	604	22	11		Construcción rotonda acceso a Urbanización Km. 1620 departamento de Caldera- Salta	5.000.000	20.500.000			25.500.000	99,00	1,00	0,00	0,00	100,00
56	354	25	0		Ampliación Hospital Regional Castro Rendón, Provincia de Neuquen	60.000.000	15.000.000	15.000.000		90.000.000	99,00	1,00	0,00	0,00	100,00
56	354	25	0		Hospital San Martín de los Andes 2ª etapa, Provincia de Neuquen	140.000.000	40.000.000	30.000.000	29.000.000	239.000.000	99,00	1,00	0,00	0,00	100,00
56	613	22	0		Dique Cuesta Miranda, Departamento de Chilecito, Provincia de la Rioja	35.000.000	1.000			35.001.000	99,00	1,00	0,00	0,00	100,00
56	613	22	0		Dique Campana, Departamento de Fálima, Provincia de la Rioja	45.000.000	1.000			45.001.000	99,00	1,00	0,00	0,00	100,00
56	613	22	0		Dique Tolotal, Departamento Rosario Vera Peñaloza, Provincia de la Rioja	50.000.000	1.000			50.001.000	99,00	1,00	0,00	0,00	100,00
					TOTALES	1.458.401.689	329.238.928	568.401.244	2.270.302.041	4.666.192.902					






H. SENADO DE LA NACIÓN
FOLIO
174
MESA DE ENTRADAS

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0015-JGM-15
OD 2388
136/.

Planilla Anexa al Artículo 16

ASIGNACIONES PRESUPUESTARIAS
En Pesos

Jurisdicción / Entidad / Programa	Transferencias de Capital	U.G.
Ministerio de Planificación Federal, Inversión Pública y Servicios	*468,820,000*	
43 - Desarrollo de la Infraestructura Habitacional "Techo Digno"	341,780,000	Provincia de San Juan
44 - Acciones para el Mejoramiento Habitacional e Infraestructura Básica	70,550,000	Provincia de San Juan
46 - Urbanización de Villas y Asentamientos Precarios	56,490,000	Provincia de San Juan
Dirección Nacional de Vialidad	*81,780,000*	
22 - Construcciones	81,780,000	Provincia de San Juan
56 - Total Ministerio de Planificación Federal, Inversión Pública y Servicios	**550,600,000**	
Obligaciones a Cargo del Tesoro	490,000,000	
98 - Asistencia Financiera a Provincias y Municipios	490,000,000	Provincia de La Rioja
91 - Total Obligaciones a Cargo del Tesoro	**490,000,000**	


CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA


H. CÁMARA de DIPUTADOS de la NACIÓN
PRESIDENCIA